As filed with the Securities and Exchange Commission on September 30, 2002
No. 333-99293

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

TSI TELECOMMUNICATION HOLDINGS, LLC
TSI TELECOMMUNICATION SERVICES INC.
TSI TELECOMMUNICATION HOLDINGS, INC.
TSI NETWORKS INC.
TSI FINANCE INC.
(Exact name of registrant as specified in its charter)

Delaware Delaware Delaware Delaware Delaware	4899 4899 4899 4899 6799	30-0041664 06-1262301 30-0041666 30-0041667 02-0544698
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No)

201 N. Franklin Street, Suite 700
Tampa, Florida 33602
Telephone: (813) 273-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Raymond L. Lawless
Chief Financial Officer
201 N. Franklin Street, Suite 700
Tampa, Florida 33602
Telephone: (813) 273-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers, Esq.
Douglas D. Timmer, Esq.
Kirkland & Ellis
200 E. Randolph Drive
Chicago, Illinois 60601
Telephone:  (312) 861-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this Registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

$30,000,000
12 3/4% Senior Subordinated Notes due 2009

This prospectus relates to the offering for resale from time to time by the selling noteholder named herein of an aggregate principal amount of $30,000,000 of our 12¾% Senior Subordinated Notes due 2009. The notes being offered by the selling noteholder were initially issued on February 6, 2002 in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended. The notes being offered by the selling noteholder are sometimes referred to in this prospectus as the “resale notes.”

We currently have outstanding an aggregate principal amount of $245,000,000 million of 12¾% Senior Subordinated Notes due 2009, of which the resale notes are a part. The remaining $215,000,000 of the outstanding notes are Series B 12¾% Senior Subordinated Notes which have been registered with the SEC and were exchanged for a like amount of unregistered 12¾% Senior Subordinated Notes due 2009 on July 30, 2002. The selling noteholder was not permitted to participate in the exchange offer because it is our affiliate. As a result, the resale notes are currently restricted securities and will remain so until transferred pursuant to this prospectus or pursuant to an available exemption from registration in which the restrictions on transfer lapse.

Interest is payable on February 1 and August 1 of each year, beginning August 1, 2002. These notes will mature on February 1, 2009. We may redeem all or part of the notes on or after February 1, 2006. Before February 1, 2005, we may redeem up to 35% of the notes from the proceeds of certain equity offerings. Redemption prices are set forth under “Description of the Notes—Optional Redemption.”

The notes are guaranteed on a senior subordinated basis by our parent companies and all of our existing and future domestic subsidiaries. The notes and the guarantees are our and the guarantors’ general, unsecured obligations, are subordinated to our and the guarantors’ senior debt, will be subordinated to future senior debt that we and the guarantors are permitted to incur under our senior credit facility and the indenture governing the notes and will be equal in right of payment to our and the guarantors’ future subordinated indebtedness.

The selling noteholder will receive all of the proceeds from the sale of the resale notes, although we will bear the expenses related to offering the resale notes. The selling noteholder, directly through underwriters, broker-dealers or agents to be designated from time to time, may sell the resale notes from time to time in the over-the-counter market, on a securities exchange on which the notes are then listed, in negotiated transactions, through the writing of options or otherwise and at prices and on terms to be determined at the time of sale.

For a discussion of certain factors that you should consider before purchasing the notes, see “ Risk Factors” beginning on page 11 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

September 30, 2002

We have not authorized anyone to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on any unauthorized information or representations.

	Page		Page

Summary	1	Management	71
Risk Factors	11	Certain Relationships and Related Transactions	82

The Transactions	24	Security Ownership of Certain Beneficial Owners and Management	95

Use of Proceeds	27	Description of Senior Credit Facility	98

Capitalization	27	Description of the Notes	101

Selling Noteholder	28	United States Federal Income Tax Consequences	147

Unaudited Pro Forma Condensed Consolidated Statements of Operations	29	Plan of Distribution	151

Selected Historical Financial Data	35	Legal Matters	152

Management’s Discussion and Analysis of Financial Condition and Results of Operations	39	Where You Can Find Other Information	152

Business	54	Experts	152

		Index to Consolidated Financial Statements	F-1

		Glossary	G-1

ACCESS S&E®, ACCESS®, ACCESSibility®, FMR Plus®, Follow Me Roaming Plus®, FMR®, Follow Me Roaming®, FraudManager®, FraudX®, INLink®, STREAMLINER® and Visibility® are each a registered trademark or a registered service mark of the company. CCNSSM, Fleet-On-TrackSM, inpackSM, UniRoamSM and WIN4SM are service marks of the company. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective holders.

i

MARKET, RANKING AND OTHER DATA

The data included in this prospectus regarding markets and ranking, including the size of certain service markets and our position and the position of our competitors within these markets, are based on independent industry publications, reports from government agencies or other published industry sources and our estimates are based on our management’s knowledge and experience in the markets in which we operate. Our estimates have been based on information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. In addition, consumer preferences can and do change. As a result, you should be aware that market, ranking and other similar data included in this prospectus, and estimates and beliefs based on such data, may not be reliable.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, including without limitation the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” The words “believes,” “anticipates,” “plans,” “expects,” “intends,” “estimates” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

SUMMARY

The following summary highlights certain significant aspects of our business and the resale notes, but you should read this entire prospectus, including the financial data and related notes, before making an investment decision. Under the terms of the agreement and plan of merger described herein, TSI Telecommunication Holdings, Inc. acquired TSI Telecommunication Services Inc. by merging its wholly-owned subsidiary, TSI Merger Sub, Inc., into TSI Telecommunication Services Inc., with TSI Telecommunication Services Inc. as the surviving corporation which, as a result, became liable under the notes. In this prospectus, unless the context otherwise requires, references to the “issuer” or the “company” refer to TSI Telecommunication Services Inc. The terms “we,” “us,” “our” and other similar terms refer to the consolidated businesses of TSI Telecommunication Holdings, LLC and all of its subsidiaries, including the company. The term “successor” refers to TSI Telecommunication Holdings, LLC and all of its subsidiaries, including the company, following the acquisition of the company on February 14, 2002. The term “predecessor” refers to TSI Telecommunication Services Inc. prior to being acquired by TSI Telecommunication Holdings, Inc. on February 14, 2002. You should carefully consider the information set forth under the heading “Risk Factors.” Certain capitalized terms used in this prospectus are defined in the glossary appearing at the end of this prospectus.

TSI Telecommunication Services Inc.

We are a leading provider of mission-critical transaction-processing services to wireless telecommunication carriers throughout the world. Our transaction-based technology interoperability, network and call processing services simplify the interconnection and management of complex voice and data networks. We address technology interoperability complexities as the largest clearinghouse in the United States for the billing and settlement of wireless roaming telephone calls, with an estimated market share of over 60% in 2000 based on billable wireless roaming telephone call transaction volume. We also own one of the largest unaffiliated Signaling System 7 (“SS7”) networks in the United States. SS7 is the telecommunication industry’s standard network signaling protocol used by substantially all carriers to enable the setup and delivery of wireless and wireline telephone calls. Our network services also allow our customers to access intelligent network services and monitor network performance and subscriber activity on a real-time basis. In addition, we are the industry’s leading developer and provider of call processing solutions that enable seamless regional, national and international wireless roaming telephone service. Our revenues and EBITDA increased from $234.7 and $67.2 million, respectively, in 1998, to revenues of $361.4 million and EBITDA of $124.5 million for the year ended December 31, 2001.

Industry Trends

Demand for our services is driven primarily by the number of wireless telephone subscribers, the volume of wireless roaming telephone calls and the increasing technological complexities associated with the proliferation of different communication standards and protocols within telecommunication networks. The number of U.S. wireless subscribers has grown from 14.7 million in 1993 to 103.6 million in 2000, according to the Cellular Telecommunications and Internet Association (the “CTIA”). The U.S. wireless subscriber base is expected to grow to over 215.0 million by 2005 (Kagan World Media). Similarly, the annual number of billable wireless roaming telephone calls has increased from 407.8 million in 1993 to 6.1 billion in 2000 according to the CTIA. In conjunction with the projected growth in the number of U.S. wireless subscribers, we believe the annual number of billable wireless roaming telephone calls will also continue to increase. Growth in wireless subscribers and wireless roaming telephone calls has been driven by improved wireless service quality, decreased cost of service and increased wireless telephone service coverage both in the U.S. and abroad. Wireless telephone service coverage has increased due to the buildout of networks in new and existing markets and increased roaming arrangements among carriers that allow subscribers of one carrier to use another carrier’s network while traveling out of the subscribers’ home market.

These developments have been accompanied by increased technological complexities associated with the proliferation of different network architectures, including various mobile switch types (e.g., Lucent, Nortel, Ericsson and Motorola), diverse signaling standards (e.g., CDMA, TDMA and GSM), distinct billing record formats (e.g., CIBER and TAP) and multiple network protocols (e.g., X.25, Frame Relay, SS7 and IP). Despite these complexities, wireless carriers are required to provide seamless regional, national and international wireless telephone service coverage in order to attract and retain subscribers. We expect these complexities to increase as wireless carriers introduce new network technologies to enable wireless messaging, data and e-commerce solutions.

These technological challenges have made revenue assurance, cost management and delivery of quality service increasingly difficult for carriers. As a result, we believe wireless carriers will increasingly utilize trusted third-party service providers that offer outsourced solutions to assist in the management of interoperability, network and call processing complexities. We believe we offer the most comprehensive and advanced suite of services to meet these carriers’ needs. Our proven capabilities position us well to continue developing innovative solutions to enhance the technological advantage of our services and meet the industry’s evolving requirements.

Services

We provide a diverse set of services to meet the evolving requirements of the telecommunication services industry. These services include:

•
Technology Interoperability Services.    We address technology interoperability complexities by acting as the primary point of contact for hundreds of wireless carriers for the processing of roaming billing and short message service (SMS) transactions across substantially all network, signaling, billing and messaging standards.

•
Network Services.    We provide our customers with connectivity to our SS7 network and other widely used communications networks (e.g., X.25, Frame Relay and IP) to enable the setup and delivery of wireless and wireline telephone calls.

•
Call Processing Services.    We offer telecommunication carriers comprehensive call processing services that employ advanced technologies to provide subscriber verification, call delivery and technical fraud detection and prevention regardless of switch type, billing format or signaling standard.

•
Other Outsourcing Services.    We provide other value-added outsourcing services including: (i) a prepaid wireless solution that enables wireless carriers to offer prepaid wireless services with national roaming capabilities; (ii) a telematics solution that enables trucking and distribution companies to track vehicle location and improve fleet utilization and (iii) outsourced services that enhance carriers’ ability to manage and consolidate billing for their enterprise customer accounts.

Our revenues are primarily generated from transaction-based processing fees. In addition, we earn fixed monthly fees for network connections, principally to our SS7 network, as well as circuit and port fees. The following chart sets forth a break-down of our revenues for the year ended December 31, 2001 for our four principal business services:

Competitive Strengths

We believe that the following strengths will allow us to continue to enhance our operating profitability and cash flow:

•
Market leader in wireless technology interoperability and call processing.    We believe that we offer the most comprehensive and advanced suite of technology interoperability and call processing services to the telecommunication industry.

•
Premier SS7 network provider.    We own and operate one of the largest unaffiliated SS7 networks in North America and provide complementary intelligent network and network monitoring services to telecommunication and data network providers.

•
Strong customer relationships.    Historically, we have experienced minimal customer turnover with contract renewal rates averaging approximately 88.0% over the last three years. We serve more than 250 telecommunication service providers worldwide.

•
History of innovative product development.    We have built our business and reputation by continually identifying new opportunities in the telecommunication marketplace and designing comprehensive solutions that meet carriers’ evolving technology interoperability, network and call processing needs.

•	Proven business model. We offer mission-critical transaction-processing services through a service bureau model that provides us with a strong base of recurring revenues and cash flows.

•
Positioned to capitalize on emerging communication industry technologies.    We believe the introduction of 2.5G and 3G wireless services (i.e., EDGE, GPRS, wCDMA, CDMA2000 and 1xRTT) will increase the technological complexity of wireless networks and increase the demand for our suite of services.

•
Strong management team.    Upon completion of the acquisition, G. Edward Evans became our Chief Executive Officer and Raymond L. Lawless became our Chief Financial Officer joining our existing senior executive team. Our management team averages 16 years of experience in the telecommunication industry.

Business Strategy

We intend to continue to strengthen our market leadership position, maximize profitability and enhance cash flow through the following strategies:

•
Further penetrate our existing customer base.    We intend to continue to aggressively market our current suite of services to our existing customers in order to further diversify our revenue stream and increase per customer revenues.

•
Enhance existing services suite through continued development.    We intend to continue addressing customer needs with industry-leading innovation that enhances the technological advantage of our services.

•
Develop innovative new services.    We are dedicated to understanding the requirements of our customer base and developing innovative new services to meet the industry’s evolving technology interoperability, network and call processing needs.

•	Capitalize on near-term opportunity in the emerging mobile data market. We are well-positioned to capitalize on the emerging mobile data market.

•	Penetrate global markets. We are pursuing additional expansion opportunities in markets outside of North America that we believe will experience high growth.

•
Expand customer base.    We are seeking to expand our customer base by targeting new telecommunication carriers, as well as customers outside of the traditional wireless and wireline telecommunication services industry.

•
Opportunistically acquire complementary businesses.    We will explore the possibility of acquiring companies that possess complementary service offerings, technologies and/or customer relationships both in the U.S. and internationally.

The Transactions

On February 14, 2002, TSI Telecommunication Holdings, Inc. acquired the company by merging its wholly-owned subsidiary, TSI Merger Sub, Inc., with and into TSI Telecommunication Services Inc. Pursuant to the merger agreement, Verizon Information Services Inc. received merger consideration equal to $770.0 million in cash. TSI Telecommunication Holdings, Inc. is a corporation formed by TSI Telecommunication Holdings, LLC, which is owned by GTCR Fund VII, L.P., certain of its affiliates and co-investors, G. Edward Evans and certain other members of our management, who we collectively refer to as the “equity investors.” For ease of reference, we refer to TSI Telecommunication Holdings, LLC as “TSI LLC,” TSI Telecommunication Holdings, Inc. as “TSI Inc.” and TSI Merger Sub, Inc. as “Merger Sub.” The following events occurred pursuant to the merger agreement and related documents and are collectively referred to as the “Transactions”:

•	the purchase by the equity investors of Preferred and Common Units of TSI LLC for approximately $255.3 million in cash;

•
the purchase by TSI LLC of Preferred and Common Stock of TSI Inc. for approximately $253.4 million in cash and the purchase by TSI Inc. of common stock of Merger Sub for approximately $253.4 million in cash;

•	the purchase by TSI LLC of Class B non-voting common stock of TSI Networks Inc. for approximately $2.0 million in cash and a loan of $2.0 million from TSI Networks Inc. to Merger Sub;

•	borrowings by Merger Sub of approximately $280.4 million in funded term loan and revolving credit facility borrowings ($298.8 million aggregate principal amount) under its senior credit facility;

•	the offering by Merger Sub of $239.6 million of notes ($245.0 million aggregate principal amount);

•
the merger of Merger Sub into the company, with the company as the surviving corporation, and the payment of $770.0 million to Verizon as merger consideration, the payment of $1.4 million to Verizon as the working capital adjustment and approximately $37.3 million of related fees and expenses; and

•
the company entered into a revenue guaranty agreement, a transition services agreement, a distributed processing services agreement, a mainframe computing services agreement and an intellectual property agreement with Verizon or its affiliates.

Concurrently with the closing of the Transactions, the company entered into an agreement pursuant to which it contributed on May 14, 2002 certain of the assets and liabilities associated with its network services group to a newly-formed corporate subsidiary, TSI Networks Inc. (“TSI Networks”). The outstanding ownership interests of this subsidiary consist of voting participating preferred stock and non-voting common stock. The company owns all of the voting participating preferred stock, which accrues dividends at a rate of 10% per annum, compounded annually, and has a liquidation preference equal to the fair market value of the transferred assets as of the date of transfer. All of the shares of non-voting common stock are owned by TSI LLC.

Our business was founded in 1987 as GTE Telecommunication Services Inc., a unit of GTE. In 2000, when GTE and Bell Atlantic merged to form Verizon Communications Inc., we became an indirect, wholly-owned subsidiary of Verizon. In addition, in June of 2000, we acquired GTE’s Intelligent Network Services business to further broaden our network services offering and expand our wireline customer base. In February 2002, the company was acquired by TSI Inc., a corporation owned by TSI LLC, whose members include affiliates and co-investors of GTCR Golder Rauner, LLC and members of our senior management. Our principal executive offices are located at 201 N. Franklin Street, Suite 700, Tampa, Florida 33602, and our telephone number is (813) 273-3000. Our website is www.tsiconnections.com. Our website and the information included therein are not part of this prospectus.

Summary of the Offering

The form and terms of the resale notes are the same as the form and terms of the outstanding exchange notes, except that the resale notes are currently restricted securities and will remain so until transferred pursuant to this prospectus or pursuant to an available exemption from registration in which the restrictions on transfer lapse. The resale notes represent the same debt as the exchange notes. Both the resale notes and the exchange notes are governed by the same indenture. Unless otherwise required by the context, we use the term “notes” in this prospectus to collectively refer to the resale notes and the exchange notes and the term “guarantees” to collectively refer to the resale guarantees and the exchange guarantees.

Issuer:	TSI Telecommunication Services Inc.

As part of the Transactions, TSI Merger Sub, Inc., the original issuer of the notes, was merged into TSI Telecommunication Services Inc., which was the surviving corporation and became liable under the notes.

Notes Offered:	$30,000,000 in aggregate principal amount of 12¾% Senior Subordinated Notes due 2009. We may issue additional notes in the future, subject to the covenants in the indenture.

Use of Proceeds:	We will not receive any proceeds from the sale of the resale notes offered by this prospectus.

Guarantees:
All payments with respect to the resale notes, including principal and interest, are fully and unconditionally guaranteed on an unsecured senior subordinated basis by the issuer’s ultimate parent company, the issuer’s direct parent company and each of the issuer’s existing and future domestic subsidiaries, other than subsidiaries treated as unrestricted subsidiaries. Each of these guarantors also guarantee our senior credit facility. The guarantees of our parent and our ultimate parent will be released under certain circumstances.

Maturity Date:	February 1, 2009.

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2002.

Rankings:	The resale notes and the resale guarantees will be unsecured and:

•	subordinate in right of payment to all of the issuer’s and the guarantors’ existing and future senior indebtedness (including all borrowings under the senior credit facility);

•	equal in right of payment to the issuer’s and the guarantors’ future senior subordinated indebtedness; and

•	senior in right of payment to the issuer’s and the guarantors’ future subordinated indebtedness.

The Transactions were completed on February 14, 2002. As of June 30, 2002:

•	the issuer’s outstanding senior indebtedness was $293.3 million ($276.9 million net of discount); and

•	the guarantors had guaranteed senior indebtedness of $293.3 million, which consisted exclusively of guarantees of the issuer’s borrowings under the senior credit facility.

Optional Redemption:	On or after February 1, 2006, the issuer may redeem some or all of the notes at any time at the redemption prices described in the section “Description of the Notes—Optional Redemption.”

Before February 1, 2005, the issuer may redeem up to 35% of the aggregate principal amount of notes issued under the indenture with the net cash proceeds of certain equity offerings, provided that at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding after the redemption.

Mandatory Redemption:
If the issuer sells certain assets or experiences specific kinds of changes in control, the issuer must offer to repurchase the notes at the prices, plus accrued and unpaid interest, if any, to the date of redemption, listed in the section “Description of the Notes—Repurchase at the Option of Holders.”

Covenants:	The issuer issued the notes under an indenture among itself, the guarantors and the trustee. The indenture (among other things) limits the issuer’s ability and that of its restricted subsidiaries to:

•	incur additional indebtedness and issue preferred stock;

•	pay dividends or make other distributions;

•	make other restricted payments and investments;

•	create liens;

•	incur restrictions on the ability of their subsidiaries to pay dividends or other payments to them;

•	sell assets;

•	merge or consolidate with other entities; and

•	enter into transactions with affiliates.

Each of the covenants is subject to a number of important exceptions and qualifications. See “Description of the Notes—Certain Covenants.”

Transfer:
The resale notes are currently restricted securities and will remain so until transferred pursuant to this prospectus or pursuant to an available exemption from registration on which the restrictions on transfer lapse.

Original Issue Discount:
The notes were issued with original issue discount for federal income tax purposes. Thus, in addition to the stated interest on the notes, holders will be required to include the amounts representing the original issue discount in gross income on a constant yield basis for federal income tax purposes in advance of receipt of the cash payments to which such income is attributable.

The Initial Offering of Notes:
We sold the 12¾% senior subordinated notes due 2009 on February 6, 2002 to Lehman Brothers Inc. We refer to Lehman Brothers Inc. in this prospectus as the “initial purchaser.” The initial purchaser subsequently resold the outstanding notes to qualified institutional buyers, including the selling noteholder, pursuant to Rule 144A under the Securities Act of 1933, as amended and to non-U.S. Persons within the meaning of Regulation S under the Securities Act.

Registration Rights Agreement:
Simultaneously with the initial sale of the outstanding notes, we entered into a registration rights agreement with respect to an exchange offer and this shelf registration statement. In the registration rights agreement, we agreed, among other things, to use our reasonable best efforts to file a registration statement with the SEC and to complete an exchange offer. We also agreed to file a shelf registration statement to register the notes for resale for noteholders who were not permitted to participate in the exchange offer.

The Exchange Offer:	We completed the exchange offer on July 30, 2002.

Shelf Registration:
On July 31, 2002, the selling noteholder notified us that it was not permitted to participate in the exchange offer and exercised its right under the registration rights agreement to require us to file this shelf registration statement.

For a discussion of certain risks that should be considered in connection with an investment in the notes, see “Risk Factors.”

Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Data

The following table sets forth our summary historical and unaudited pro forma condensed consolidated financial data for the periods ended and at the dates indicated. We have derived the historical consolidated financial data as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 from our audited financial statements included elsewhere in this prospectus. We have derived the historical consolidated financial data as of June 30, 2002 and for the six months ended June 30, 2001, the period from January 1, 2002 to February 13, 2002 and the period from February 14, 2002 to June 30, 2002 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have derived the historical consolidated financial data as of June 30, 2001 and as of February 13, 2002 from our unaudited condensed consolidated financial statements which are not included in this prospectus. We have derived the historical consolidated financial data as of December 31, 1999 from our audited consolidated financial statements which are not included in this prospectus. We have derived the pro forma information as of and for the year ended December 31, 2001 and the six months ended June 30, 2002 from our unaudited condensed consolidated pro forma financial statements included elsewhere herein.

The term “successor” refers to TSI Telecommunication Holdings, LLC and all of its subsidiaries, including the company, following the acquisition of the company on February 14, 2002. The term “predecessor” refers to TSI Telecommunication Services Inc. prior to being acquired by TSI Telecommunication Holdings, Inc. on February 14, 2002.

	Predecessor					Successor
	Year Ended December 31,			Six Months Ended June 30, 2001	Period from January 1 to February 13, 2002	Period from February 14 to June 30, 2002	Six Months Ended June 30, 2002
	1999	2000	2001
	Historical	Historical	Historical	Historical	Historical	Historical	Pro Forma(1)
	(dollars in thousands)					(dollars in thousands)
Statement of Operations Data:
Revenues	$277,680	$315,936	$361,358	$170,818	$39,996	$130,431	$170,427
Costs and expenses	203,406	235,406	252,028	119,974	29,074	98,610	129,384
Operating income	74,274	80,530	109,330	50,844	10,922	31,821	41,043
Interest expense	2,822	22	—	—	—	23,191	30,787
Net income	46,104	51,051	69,258	32,242	6,917	5,575	6,708
Preferred unit dividends	—	—	—	—	—	9,605	12,647
Net income (loss) attributable to common stockholder/unitholders	46,104	51,051	69,258	32,242	6,917	(4,030)	(5,939)

Other Data:
Revenues (excluding Off-Network Database Query Fees)(2)	$224,664	$257,317	$292,241	$141,066	$31,408	$101,619	$133,027
EBITDA(3)	83,146	93,595	124,453	57,413	12,367	45,488	59,317
Ratio of earnings to fixed charges(4)	24.46	197.70	245.39	229.18	193.12	1.39	1.36
Depreciation and amortization(5)	8,866	13,061	15,203	6,572	1,464	13,672	18,298
Capital expenditures	19,778	12,956	10,406	2,678	606	2,825	3,431

Balance Sheet Data (at end of period):
Cash and cash equivalents	$—	$2,584	$284	$45	$25,000	$28,189	$28,189
Working capital	48,591	61,154	106,664	76,966	69,631	22,395	22,395
Property and equipment, net	24,881	24,387	23,656	23,656	23,306	32,252	32,252
Total assets	127,459	200,506	251,813	197,003	162,147	830,575	830,575
Total debt	—	—	—	—	—	516,762	516,762
Shareholder’s/unitholders’ equity	74,550	117,307	153,104	127,196	133,510	251,304	251,304

Pro Forma Data(6):
EBITDA			137,815				59,317
EBITDA margin(7)			38.1%				34.8%
Cash interest expense			50,826				25,808
(Footnotes on following page)

(1)	The June 30, 2002 balance sheet data is historical since the acquisition was completed on February 14, 2002 and no pro forma balance sheet is necessary.
(2)
For several of our network services offerings, we access various carriers’ databases and rebill the identical cost of the related charges to our customers. We refer to these queries into other carriers’ databases as “Off-Network Database Queries.” We include the revenues associated with these Off-Network Database Queries in network services revenues and refer to them as “Off-Network Database Query Fees.” We record the offsetting cost of providing these queries under cost of operations as “Off-Network Database Query Charges.” The amount shown in this table as “Revenues (excluding Off-Network Database Query Fees)” is equal to our revenues less the revenues earned from this rebilling.

(3)
EBITDA represents net income plus net interest income (expense), income taxes, depreciation and amortization. We present EBITDA because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. You should not consider EBITDA in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

(4)
For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as pre-tax income from continuing operations. Fixed charges are the sum of (i) interest expense, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness and (iii) an estimate of the interest within rental expense.

(5)	Depreciation and amortization excludes accretion of debt discount and amortization of deferred finance costs, which are both included in interest expense in the statement of operations data.
(6)
The pro forma financial statement data represent that of TSI Telecommunication Holdings, LLC, which became our new ultimate parent after the Transactions. These financial statements of TSI Telecommunication Holdings, LLC are being presented because they include all guarantors of the notes. TSI Telecommunication Holdings, LLC does not have any assets, liabilities or operations other than its investments in TSI Telecommunication Holdings, Inc. (our new immediate parent after the Transactions) and TSI Networks Inc. See “The Transactions.” The pro forma statement of operations data have been calculated giving effect to the following transactions as if they had been completed on the first day of the period presented: (i) the acquisition of TSI Telecommunication Services Inc. by the investor group; (ii) the consummation of the related financing transactions, including the initial offering of the notes, and the use of the net proceeds as described under the heading “Use of Proceeds;” and (iii) certain changes in operating costs directly attributable to the acquisition. For the pro forma statements of operations and a more detailed discussion of pro forma adjustments, see “Unaudited Pro Forma Condensed Consolidated Statements of Operations.”

(7)	Pro forma EBITDA margin represents pro forma EBITDA as a percentage of revenues.

RISK FACTORS

You should carefully consider the following factors, in addition to the other information contained in this prospectus, when deciding whether to purchase the notes.

Risks Relating to the Notes

Our substantial indebtedness could have a material adverse effect on our financial health and prevent us from fulfilling our obligations under the notes.

We have significant debt service obligations. As of June 30, 2002, outstanding indebtedness (including the current portion of $20.3 million) totalled approximately $538.3 million ($516.8 million net of discount) and total unitholders’ equity totalled approximately $251.3 million. We are the borrower of all of this outstanding indebtedness. You should read the discussions under the headings “Capitalization” and “Unaudited Pro Forma Condensed Consolidated Financial Statements” for further information about our substantial indebtedness.

Our substantial debt could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes and our obligations under our senior credit facility;

•
require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which will reduce the funds available for working capital, capital and development expenditures, acquisitions and other general corporate purposes;

•
limit our flexibility in planning for, or reacting to, changes in the manufacture, production, distribution or marketing of our services, customer demand, competitive pressures, and the industries we serve;

•	place us at a competitive disadvantage compared to our competitors that are less leveraged than we are;

•	increase our vulnerability to both general and industry-specific adverse economic conditions; and

•	limit our ability to borrow additional funds.

We are able to incur substantial additional debt in the future under the indenture. The addition of further debt to our current debt levels could intensify the leverage-related risks that we now face. The indenture also permits us to incur additional debt which may be senior to the notes and the guarantees and which may be secured.

In addition, the indenture and our senior credit facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

Our ability to make payments on the notes depends on our ability to generate sufficient cash in the future.

Our ability to make payments on and to refinance our debt, including the notes, and to fund planned capital and development expenditures or opportunities that may arise, such as acquisitions of other businesses, will depend on our ability to generate sufficient cash in the future. This, to some extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash and available borrowings under our senior credit facility will be adequate to meet our future liquidity needs for at least the next 12 months.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to repay our debt, including the notes, or to fund our other liquidity needs. If our future cash flow from operations and other capital resources is insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including the notes, on or before maturity. We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness, including the notes and our senior credit facility, may limit our ability to pursue any of these alternatives.

Your right to receive payments on these notes is junior to our existing senior indebtedness and possibly all of our future borrowings. Further, the guarantees of these notes are junior to all of our guarantors’ existing senior indebtedness and possibly to all of their future borrowings.

These notes and the guarantees rank behind all of our and our guarantors’ existing senior indebtedness and all of our and their future borrowings, except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes and the guarantees. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our senior debt and the senior debt of our guarantors will be entitled to be paid in full and in cash before any payment may be made with respect to the notes or the guarantees.

In addition, all payments on the notes and the guarantees will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on senior debt.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with trade creditors and all other holders of our and the guarantors’ subordinated indebtedness in the assets remaining after we and the guarantors have paid all of our and their senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors and holders of the notes may receive less, ratably, than the holders of our senior debt.

The Transactions were completed on February 14, 2002. As of February 14, 2002, the notes and the guarantees were subordinated to $298.8 million of senior debt ($280.4 million net of discount) and $29.6 million was available for borrowing as additional senior debt under our senior credit facility. We are permitted to borrow additional indebtedness, including senior debt, in the future under the terms of the indenture.

The issuer’s and the guarantors’ assets secure our new senior credit facility.

Our senior credit facility is secured by all of the issuer’s assets and the assets of its guarantors. Therefore, your claims will also be effectively subordinated to the extent of the value of the assets that secure our senior credit facility.

Parent guarantors’ sole sources of operating income are derived from the issuer and you should therefore not rely on the parent guarantees in evaluating an investment in the notes.

The parent guarantors unconditionally guarantee the notes on an unsecured senior subordinated basis. The parent guarantors are holding companies whose sole sources of operating income and cash flow are derived from us and whose only material assets are our capital stock. Accordingly, the parent guarantors are dependent upon the earnings and cash flow of, and dividends and distributions from, us to perform on the parent guarantees. As a result, the parent guarantees provide little, if any, additional credit support for the notes and you should not rely on the parent guarantees in evaluating whether to invest in the notes.

Fraudulent conveyance laws may adversely affect the validity and enforceability of the guarantees of the notes.

The issuer and all of its existing and future domestic restricted subsidiaries will guarantee the payment of the notes. The issuer’s future foreign subsidiaries and unrestricted subsidiaries, if any, will not guarantee the notes.

Although laws differ among various jurisdictions, in general, under fraudulent conveyance laws, a court could subordinate or avoid any guarantee if it found that:

•	the guarantee was incurred with actual intent to hinder, delay or defraud creditors; or

•	the guarantor did not receive fair consideration or reasonably equivalent value for the guarantee and the guarantor was any of the following:

•	insolvent or was rendered insolvent because of the guarantee;

•	engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay at maturity.

The measure of insolvency for purposes of fraudulent transfer laws varies depending on the law applied. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•
the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that at the time each existing guarantor issued its guarantee, it was not insolvent, it did not have unreasonably small capital for the business in which it is engaged and it did not incur debts beyond its ability to pay such debts as they mature. We can give no assurance, however, that a court would agree with our conclusions in this regard.

If a court avoided a guarantee as a result of a fraudulent conveyance, or held it unenforceable for any other reason, you would cease to have any claim in respect of the guarantor and would be a creditor solely of the issuer and any guarantor whose guarantee was not voided or held unenforceable.

Restrictions in our outstanding debt instruments may limit our ability to make payments on the notes or operate our business.

Our senior credit facility and the indenture governing the notes contain covenants that limit the discretion of our management with respect to certain business matters. These covenants significantly restrict our ability to (among other things):

•	incur additional indebtedness;

•	create liens or other encumbrances;

•	pay dividends or make certain other payments, investments, loans and guarantees; and

•	sell or otherwise dispose of assets and merge or consolidate with another entity.

In addition, our senior credit facility requires us to meet certain financial ratios and financial condition tests. You should read the discussions under the headings “Description of Senior Credit Facility—Certain Covenants” and “Description of the Notes—Certain Covenants” for further information about these covenants. Events beyond our control can affect our ability to meet these financial ratios and financial condition tests. Our failure to comply with these obligations could cause an event of default under our senior credit facility. If an event of default occurs, our lenders could elect to declare all amounts outstanding and accrued and unpaid interest on our senior credit facility to be immediately due, and the lenders thereafter could foreclose upon the assets securing the senior credit facility. In that event, we cannot assure you that we would have sufficient assets to repay all of our obligations, including the notes and the related guarantees. We may incur other indebtedness in the future that may contain financial or other covenants more restrictive than those applicable to our senior credit facility or the indenture governing the notes.

We may not be able to purchase the notes upon a change of control.

If a change of control, as defined in the indenture, occurs, the issuer will be required to make an offer for cash to repurchase all of the notes at a price equal to 101.0% of their principal amount plus any accrued and unpaid interest and liquidated damages, if any. If a change of control occurs, we cannot assure you that the issuer will have sufficient funds to pay the purchase price for any notes tendered to it. Some events involving a change of control may also cause an event of default under our senior credit facility or other indebtedness that we may incur in the future. If a change of control occurs at a time when the issuer is prohibited from purchasing the notes under other debt agreements, we could seek the consent of our lenders to purchase the notes or could attempt to refinance the borrowings that prohibit the issuer’s repurchase of the notes. If we do not obtain that consent or repay those borrowings, the issuer would remain prohibited from purchasing the notes. In that case, the issuer’s failure to purchase any of the tendered notes would constitute an event of default under the indenture governing the notes, which would likely cause a default under other indebtedness. In that event, we would be required to repay all senior debt, including debt under our senior credit facility, before the issuer could repurchase the notes. You should read the discussions under the headings “Description of Senior Credit Facility,” “Description of the Notes—Subordination” and “Description of the Notes—Change of Control” for further information about these restrictions.

Increases in market interest rates will increase our debt service obligations.

A portion of our debt, including all of the debt incurred under our senior credit facility, bears interest at variable rates. An increase in the interest rates on our debt will reduce our funds available to repay the notes and our other debt and to finance our operations and future business opportunities and, as a result, will intensify the consequences of our leveraged capital structure. Our senior credit facility requires that a portion of our total outstanding debt effectively be at a fixed rate, whether through hedging or otherwise. As of June 30, 2002, and as shown on the unaudited condensed consolidated balance sheet included elsewhere herein, $293.3 million of the total outstanding debt ($276.9 million net of discount) bore interest at variable rates.

The unitholders of TSI LLC are not obligated to make equity contributions in order to prevent the company from breaching its maintenance covenant.

The indenture contains a covenant entitled “Maintenance of Financial Condition,” which requires that the company prevent its Consolidated Leverage Ratio (as defined in the senior credit facility) from exceeding certain target ratios for two consecutive quarterly periods. This maintenance covenant also allows the unitholders of TSI LLC to make equity contributions to prevent or cure a default under this covenant. See “Description of the Notes—Certain Covenants—Maintenance of Financial Condition.” However, the TSI LLC unitholders are not obligated to make any such equity contributions. If the company fails to maintain its Consolidated Leverage Ratio at the specified targets for two consecutive quarterly periods and the unitholders of TSI LLC choose not to make the necessary equity contributions within 120 days of the default, then an event of default will be deemed to have occurred under the indenture.

Risks Relating to Separating our Company from Verizon Communications Inc.

We expect that our revenues from Verizon and its affiliates will decline following the Transactions.

We generated revenue from services provided to Verizon and its affiliates of $122.4 million, $104.7 million and $94.0 million for the years 2001, 2000 and 1999, respectively, which represented approximately 33.9%, 33.1% and 33.9% of our total revenues for each of those years, respectively. Based on conversations with Verizon, we expect that Verizon and its affiliates will reduce the level of services they purchase from us following the Transactions as compared to historical levels. The anticipated volume reductions are based primarily on Verizon’s expected consolidation of its internal billing system.

In connection with the Transactions, we entered into an annual revenue guaranty agreement with Verizon Information Services, a subsidiary of Verizon Communications and our parent company prior to the Transactions, wherein Verizon Information Services agreed to pay us 82.5% of the amount, if any, by which our revenues from Verizon Wireless and certain of its affiliates are less than specified annual targets from the date of the closing of the acquisition through December 31, 2005. For more information regarding the terms of this agreement, see “Certain Relationships and Related Transactions—Revenue Guaranty Agreement.”

Our financial performance will be materially adversely affected if we are unable to increase our revenues from other new or existing customers to offset this anticipated decline.

We may not realize the benefits we expect to receive from our separation from Verizon.

We believe that certain potential customers have been concerned that using our services would benefit Verizon and that Verizon might obtain access through us to confidential information regarding such customers’ infrastructure, network and strategic financial position. Further, we cannot give you any assurance as to the amount or timing of revenues which may be earned from any new customers, if any.

Conflicts of interest may arise between us and Verizon relating to our past and ongoing relationships.

Verizon and its affiliates are collectively our largest customer and may continue to be so for a significant period of time. As a result, conflicts of interest may arise between us and Verizon in a number of areas relating to our past and ongoing relationships, including:

•	the nature, quality and pricing of services we provide to Verizon;

•	the nature, quality and pricing of transition and data services Verizon’s affiliates have agreed to provide us;

•	labor, tax, employee benefit and other matters arising from the separation of our company from Verizon; and

•	potential working capital adjustments and indemnification claims under the merger agreement governing the acquisition.

We cannot assure you that we will be able to resolve any potential conflicts or that, if resolved, we would not be able to receive more favorable resolution if we were dealing with a party with which we were never affiliated.

Our historical financial information may have limited relevance.

The historical financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

•
we have made certain adjustments and allocations in our financial statements because Verizon did not account for us as, and we were not operated as, a single stand-alone business for any of the periods presented; and

•	the information does not reflect many significant changes that have occurred or will occur as a result of our separation from Verizon.

As a result, you will have limited information on which to evaluate our business and your investment decision. Although we believe that our estimates of the costs of operating our business as a stand-alone entity are reasonable, it is possible that our actual costs will be higher than our current estimates.

Risks Relating to our Business

System failures, delays and other problems could harm our reputation and business, cause us to lose customers and expose us to customer liability.

Our success depends on our ability to provide reliable services. Our operations could be interrupted by any damage to or failure of:

•	our computer software or hardware or our customers’ or suppliers’ computer software or hardware;

•	our networks; and

•	our connections and outsourced service arrangements with third parties.

Our systems and operations are also vulnerable to damage or interruption from:

•	power loss, transmission cable cuts and other telecommunication failures;

•	fires, earthquakes, floods and other natural disasters;

•	computer viruses or software defects;

•	physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events; and

•	errors by our employees or third-party service providers.

Any such damage or failure or the occurrence of any of these events could disrupt the operation of our network and the provision of our services and result in the loss of current and potential customers.

We depend on a small number of customers for a significant portion of our revenues and the loss of any of our major customers would harm us.

We depend on a relatively small number of customers for a significant portion of our revenues. Our three largest customers in fiscal 2001 represented approximately 47.8% of our total revenues in the aggregate, while our ten largest customers in fiscal 2001 represented an aggregate of approximately 67.8% of our total revenues. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenues. Because our major customers represent such a large part of our business, the loss of any of our major customers could negatively impact our business.

Our major customers may decide not to continue to purchase services from us at current levels or at all. During the fourth quarter of 2001, one of our three largest customers, which accounted for approximately 6.7% of our revenues in fiscal 2001, ceased to purchase from us a portion of the services that we historically provided to it. In the past, consolidation among our customers has caused us to lose transaction volume. In the future, our transaction volume may decline for similar reasons. We may not be able to expand our customer base to make up any sales shortfalls if we lose a major customer. Our attempts to diversify our customer base and reduce our reliance on particular customers may not be successful.

Our reliance on third-party communications software, hardware and infrastructure providers exposes us to a variety of risks we cannot control.

Our success depends on software, equipment, links and infrastructure hosting services provided to us by our vendors. We cannot assure you that we will be able to continue to purchase this software, equipment and services from these vendors on acceptable terms, if at all. If we are unable to maintain current purchasing terms or ensure service availability with these vendors, we may lose customers and experience an increase in costs in seeking alternative supplier services.

Our business also depends upon the capacity, reliability and security of the infrastructure owned and managed by third parties that is used by our technology interoperability, network and call processing services. We have no control over the operation, quality or maintenance of a significant portion of that infrastructure and whether or not those third parties will upgrade or improve their software, equipment and services. We depend on these companies to maintain the operational integrity of our services. If one or more of these companies is unable or unwilling to supply or expand its levels of service to us in the future, our operations could be severely interrupted. In addition, rapid changes in the telecommunication industry have led to the merging of many companies. These mergers may cause the availability, pricing and quality of the services we use to vary and could cause the length of time it takes to deliver the services that we use to increase significantly.

The financial and operating difficulties in the telecommunication sector may negatively affect our customers and our company.

Recently, the telecommunication sector has been facing significant challenges resulting from excess capacity, poor operating results and financial difficulties. The sector’s access to debt and equity capital has been seriously limited. As a result, some of our customers have uncertain financial circumstances and some have filed for protection under the bankruptcy laws. The impacts to us could include slower collections on accounts receivable, higher bad debt experience, uncertainties due to possible customer bankruptcies, lower pricing on new customer contracts, lower revenues due to lower usage by the end customer and possible consolidation among our customers which puts us at risk of losing customers. In addition, because we are considered to operate in the telecommunication sector, we may also be negatively impacted by limited access to debt and equity capital, and lower trading prices for the notes.

Our business depends on the acceptance and continued use of our technology interoperability, network and call processing services by the telecommunication industry to facilitate wireless and wireline communications.

Our future growth depends on our continued ability to be an intermediary between telecommunication carriers that provides connectivity and infrastructure solutions that simplify the management of today’s complex and rapidly converging communication networks. Our technology interoperability, network and call processing services are a vital component of our business and the primary source of our revenue. Our business will suffer if our target customers do not use our services to meet their technology interoperability, network and call processing requirements. Our future financial performance will also depend on the successful development, introduction and customer acceptance of new and enhanced technology interoperability, network and call processing services. We are not certain that our target customers will choose our particular services suite or continue to use our services. In the future, we may not be successful in marketing our current service offering or any new or enhanced services.

If we do not adapt to rapid technological change in the telecommunication industry, we could lose customers or market share.

Our industry is characterized by rapid technological change and frequent new service announcements. Significant technological changes could make our technology and services obsolete. We must adapt to our rapidly changing market by continually improving the features, functionality, reliability and responsiveness of our technology interoperability, network and call processing services and by developing new features, services and applications to meet changing customer needs. We cannot ensure that we will be able to adapt to these challenges or respond successfully or in a cost-effective way to adequately meet them. Our failure to do so would adversely affect our ability to compete and retain customers or market share. We sell our services primarily to traditional telecommunication companies. Many emerging companies are providing convergent Internet Protocol-based telecommunication services. Our future revenues and profits will depend, in part, on our ability to provide services to these Internet Protocol-based telephony providers.

The market for technology interoperability, network and call processing services is intensely competitive and many of our competitors have significant advantages that could adversely affect our business.

We compete in markets that are intensely competitive and rapidly changing. Increased competition could result in fewer customer orders, reduced gross margins and loss of market share, any of which could harm our business. We face competition from large, well-funded providers of technology interoperability, network and call processing services, such as Verisign, EDS and regional Bell operating companies. We believe certain customers may choose to deploy certain functionality currently provided by our services internally within their own network. We are aware of major Internet service providers, software developers and smaller entrepreneurial companies that are focusing significant resources on developing and marketing services that will compete with us. We anticipate continued growth of competition in the telecommunication industry and the entrance of new competitors into our business. We expect that competition will increase in the near term and that our primary long-term competitors may not yet have entered the market. Many of our current and potential competitors have significantly more employees and greater financial, technical, marketing and other resources than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. Also, many of our current and potential competitors have greater name recognition and more extensive customer bases that they can use to their advantage.

Our failure to achieve or sustain market acceptance at desired pricing levels could impact our ability to maintain profitability or positive cash flow.

Competition and industry consolidation could result in significant pricing pressure. This pricing pressure could cause large reductions in the selling price of our services. For example, consolidation in the wireless services industry could give our customers increased transaction volume leverage in pricing negotiations. Our competitors may also provide customers with reduced costs for technology interoperability, network and call processing services, reducing the overall cost of solutions and significantly increasing pricing pressures on us. We may not be able to offset the effects of any price reductions by increasing the number of our customers, generating higher revenues from enhanced services or reducing our costs. In addition, the selling price of our services provided to customers may be reduced as the volume of services purchased by customers increases. In many cases, our services are subject to certain volume-based pricing discounts on an individual customer basis as the amount of services purchased by the customer increases. We believe that the business of providing technology interoperability, network and call processing services will likely see increased consolidation in the future. Consolidation could decrease selling prices and increase competition in these industries, which could erode our market share, revenues and operating margins.

The inability of our customers to successfully implement our services with their existing systems could adversely affect our business.

Significant technical challenges exist in our business because many of our customers:

•	purchase and implement technology interoperability, network and call processing services in phases;

•	deploy network connectivity across a variety of telecommunication switches and routes; and

•	integrate our services with a number of legacy systems, third-party software applications and engineering tools.

Some customers may also require us to develop costly customized features or capabilities, which increase our costs and consume a disproportionate share of our limited customer service and support resources. Our customers’ ability to deploy our technology interoperability, network and call processing services to their own customers and integrate them successfully within their systems depends on our customers’ capabilities and the complexity involved. Difficulty in deploying those services could reduce our operating margins due to increased customer support and could cause potential delays in recognizing revenue until the services are implemented.

Capacity limits on our technology interoperability, network and call processing services software and hardware may be difficult to project and we may not be able to expand and upgrade our systems to meet increased use.

As customers’ usage of our services increases, we will need to expand and upgrade our technology and network software and hardware. We may not be able to accurately project the rate of increase in usage on our solutions. In addition, we may not be able to expand and upgrade, in a timely manner, our systems and network hardware and software capabilities to accommodate increased usage of our services. If we do not appropriately expand and upgrade our systems and network software and hardware we may lose customers and revenues.

We may need additional capital in the future and it may not be available on acceptable terms.

We may require more capital in the future to:

•	fund our operations;

•	finance investments in equipment and corporate infrastructure needed to maintain and expand our network;

•	enhance and expand the range of services we offer; and

•	respond to competitive pressures and potential strategic opportunities, such as investments, acquisitions and international expansion.

We cannot assure you that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness as our competitors may provide better maintained networks or offer an expanded range of services.

Regulations affecting our customers and future regulations to which we may be subject may adversely affect our business.

Although we are not subject to telecommunication industry regulations, the business of our customers is subject to regulation that indirectly affects our business. The U.S. telecommunication industry has been subject to continuing deregulation since 1984, when AT&T was required to divest ownership of the Bell telephone system. We cannot predict when, or upon what terms and conditions, further regulation or deregulation might occur or the effect of regulation or deregulation on our business. Several services that we offer may be indirectly affected by regulations imposed upon potential users of those services, which may increase our costs of operations. In addition, future services we may provide could be subject to direct regulation.

We may not be able to receive or retain licenses or authorizations that may be required for us to sell our services overseas.

The sales and marketing of our services overseas are subject to the U.S. Export Control regime. Services of a commercial nature are subject to regulatory control by the Department of Commerce’s Bureau of Export

Administration and to the detailed Export Administration Regulations. In the future, Congress may require us to obtain export licenses or other export authorizations to export our services abroad, depending upon the nature of services being exported, as well as the country to which the export is to be made. There is no guarantee that an application for export licenses or other authorizations will be granted or approved. Further, the export license/export authorization process is often time-consuming. Violation of export control regulations could subject us to fines and other penalties, such as losing the ability to export for a period of years, which would have an adverse effect on our business, financial condition and results of operations.

We could be adversely affected by environmental and safety requirements.

We are subject to the requirements of foreign, federal, state and local environmental and occupational health and safety laws and regulations. These requirements are complex, constantly changing and have tended to become more stringent over time. It is possible that these requirements may change or liabilities may arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we have been or will be at all times in complete compliance with all such requirements or that we will not incur material costs or liabilities in connection with those requirements in the future.

The addition of new senior management members into the company could have a material adverse effect on our business, financial condition and results of operations.

New senior management team members, including G. Edward Evans as chief executive officer and Raymond L. Lawless as chief financial officer, joined the company upon completion of the Transactions. The introduction of new senior management could disrupt existing customer relationships, alter our corporate strategy or operating practices, divert management focus and impact employee morale. Any disruption to operations as a result of the addition of new senior management team members could adversely affect us.

The loss of key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our continued success will largely depend on the efforts and abilities of our executive officers and other key employees. Our ability to effectively sell existing services, develop and introduce new services, and integrate certain acquired businesses will also depend on the efforts and abilities of our officers and key employees. Our operations could be adversely affected if, for any reason, a number of these officers or key employees did not remain with us.

The costs and difficulties of acquiring and integrating complementary businesses and technologies could impede our future growth and adversely affect our competitiveness.

As part of our growth strategy, we intend to consider acquiring complementary businesses. Currently, we do not have any commitments or agreements relating to any material acquisitions. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and an increase in amortization expense related to identifiable intangible assets acquired, which could have a material adverse effect upon our business, financial condition and results of operations. Risks we could face with respect to acquisitions include:

•	greater than expected costs and management time and effort involved in identifying, completing and integrating acquisitions;

•	potential disruption of our ongoing business and difficulty in maintaining our standards, controls, information systems and procedures;

•	entering into markets and acquiring technologies in areas in which we have little experience;

•	acquiring intellectual property which may be subject to various challenges from others in the telecommunication industry;

•	the inability to successfully integrate the services, products and personnel of any acquisition into our operations;

•	a need to incur debt, which may reduce our cash available for operations and other uses, or issue equity securities, which may dilute the ownership interests of existing stockholders; and

•	realizing little, if any, return on our investment.

Our potential expansion into international markets may be subject to uncertainties which could affect our operating results.

Our growth strategy contemplates expanding our operations into foreign jurisdictions. International operations and business expansion plans are subject to numerous additional risks, including:

•	the difficulty of enforcing agreements and collecting receivables through some foreign legal systems;

•	fluctuations in currency exchange rates;

•	foreign customers may have longer payment cycles than customers in the U.S.;

•	compliance with U.S. Department of Commerce export controls;

•	tax rates in some foreign countries may exceed those of the U.S. and foreign earnings may be subject to withholdings requirements or the imposition of tariffs, exchange controls or other restrictions;

•	general economic and political conditions in the countries where we operate may have an adverse effect on our operations in those countries or not be favorable to our growth strategy;

•	unexpected changes in regulatory requirements;

•	the difficulties associated with managing a large organization spread throughout various countries;

•	the risk that foreign governments may adopt regulations or take other actions that would have a direct or indirect adverse impact on our business and market opportunities; and

•	the potential difficulty in enforcing intellectual property rights in some foreign countries.

If we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.

Continued terrorist attacks, war or other civil disturbances could lead to further economic instability and could have a material adverse effect on our business, financial condition and results of operations.

The terrorist attacks of September 11, 2001 have caused instability in the global financial markets. These attacks may lead to further armed hostilities or acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability and could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty attracting and retaining employees with the requisite skills to execute our growth plans.

Our success depends, in part, on the continued service of our existing management and technical personnel. If a significant number of those individuals are unable or unwilling to continue in their present positions, we will have difficulty in maintaining and enhancing our technology interoperability, network and call processing services. This may adversely affect our operating results and growth prospects.

In addition, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees. Specifically, we centralize a large portion of our technical operations in geographic areas in which competition for technical talent is intense, due to the existence of competing employers seeking employees with similar sets of skills. Our continued success depends on our ability to attract, retain and motivate highly skilled employees, particularly engineering and technical personnel. Failure to do so may adversely affect our ability to expand our network and enhance our services.

Our intellectual property may be misappropriated or subject to claims of infringement.

We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that we will have adequate resources to enforce our patents.

Our competitors in both the U.S. and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our products. We have not conducted an independent review of patents issued to third parties. We cannot assure you that competitors will not infringe on any of our patents.

It is possible that third parties will make claims of infringement against us or against our licenses in connection with their use of our technology. Any claims, even those without merit, could:

•	be expensive and time-consuming to defend;

•	cause us to cease making, licensing or selling equipment, services or products that incorporate the challenged intellectual property;

•	require us to redesign our equipment, services or products, if feasible;

•	divert management’s attention and resources; and

•	require us to enter into royalty or licensing agreements in order to obtain the right to use necessary intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us or one of our licensees in connection with a third party’s use of our technology could adversely affect our business.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. Although we make efforts to protect our trade secrets and other proprietary information, we cannot assure you that these efforts will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

The controlling equityholder of our company may have interests in conflict with the interests of our noteholders.

GTCR Fund VII, L.P. and its affiliates, including the selling noteholder, own in excess of 75.0% of the common equity of TSI LLC. TSI LLC is the sole stockholder of TSI Inc., which in turn is the sole stockholder of the company. Under the terms of a securityholders agreement, all of the members of TSI LLC have agreed to vote in favor of those individuals designated by GTCR Fund VII, L.P. and its affiliates to serve on the board of directors of the issuer and GTCR Fund VII, L.P. and its affiliates have the right to appoint a majority of the directors. As a result, GTCR Fund VII, L.P. and its affiliates have the ability to control the policies and operations of our company. Circumstances may occur in which the interests of GTCR Fund VII, L.P. and its affiliates, as the principal equityholders of our company, could be in conflict with your interests as a holder of our notes. In addition, our equity investors may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you as a holder of our notes.

The forward-looking statements contained in this prospectus are based on our predictions of future performance. As a result, you should not place undue reliance on these forward-looking statements.

This prospectus includes “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act including, in particular, the statements about our plans, strategies, and prospects under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statement are reasonable, we cannot assure you that our plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth above in this “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

THE TRANSACTIONS

Overview

On February 14, 2002, TSI Telecommunication Holdings, Inc. acquired TSI Telecommunication Services Inc. by merging its wholly-owned subsidiary, TSI Merger Sub, Inc., with and into TSI Telecommunication Services Inc. (the “acquisition”). Pursuant to the merger agreement, Verizon Information Services Inc. received merger consideration equal to $770.0 million in cash. TSI Telecommunication Holdings, Inc. is a corporation formed by TSI Telecommunication Holdings, LLC, which is owned by GTCR Fund VII, L.P., certain of its affiliates and co-investors, G. Edward Evans and certain other members of our management, which we collectively refer to as the “equity investors.” For ease of reference, we refer to TSI Telecommunication Holdings, LLC as “TSI LLC,” TSI Telecommunication Holdings, Inc. as “TSI Inc.” and TSI Merger Sub, Inc. as “Merger Sub.”

The acquisition and the payment of related fees and expenses were financed through:

•	the purchase by the equity investors of Preferred and Common Units of TSI LLC for approximately $255.3 million in cash;

•
the purchase by TSI LLC of Preferred and Common Stock of TSI Inc. for approximately $253.4 million in cash and the purchase by TSI Inc. of common stock of Merger Sub for approximately $253.4 million in cash;

•	the purchase by TSI LLC of Class B non-voting common stock of TSI Networks Inc. for approximately $2.0 million in cash and a loan of $2.0 million from TSI Networks Inc. to Merger Sub;

•	borrowings by Merger Sub of approximately $298.8 million in term loan and revolving credit facility borrowings ($280.4 million net of discount) under its senior credit facility;

•	$25.0 million of cash and cash equivalents that the company had available on the acquisition closing date;

•	the offering by Merger Sub of $245.0 million in aggregate principal amount of notes ($239.6 million net of discount); and

•	$8.3 million of cash generated by the company after the acquisition.

The merger of Merger Sub into the company, with the company as the surviving corporation, was also completed on February 14, 2002.

We refer to the acquisition and the foregoing financing transactions collectively as the “Transactions.”

Ancillary Agreements

Pursuant to the merger agreement, the company entered into the following ancillary agreements with Verizon and/or its affiliates:

•
a revenue guaranty agreement wherein Verizon Information Services agreed to pay the company 82.5% of the amount, if any, by which our annual revenues from Verizon Wireless, and certain of its affiliates are less than specified annual revenue targets from the date of the closing of the acquisition through December 31, 2005;

•
a transition services agreement wherein Verizon Information Services agreed to provide, or cause a third party to provide, to us certain transitional services including treasury, accounting (including accounts payable and receivable), payroll, check processing services and related systems and continuation of certain employee benefit plans, generally for a period of up to six months;

•
a distributed processing services agreement wherein Verizon Information Technologies Inc. agreed to provide the company with certain distributed processing and help desk services for a period of up to 18 months;

•
a mainframe computing services agreement wherein Verizon Information Technologies agreed, for a period of at least six months, to provide the mainframe computing and help desk services currently provided to the company by Verizon Data Services, Inc. at the same rates, quality and service levels and under the same terms and conditions that existed on the date of consummation of the acquisition; and

•
an intellectual property agreement among Verizon Information Services, Verizon Communications and the company providing for joint-ownership, cross-licenses and/or transfers of certain of their respective intellectual property in order to provide the company and the Verizon companies the right to continue their respective use of the other’s intellectual property in existence as of the closing of the acquisition to the extent that they relied upon such intellectual property to operate their respective businesses prior to the closing of the acquisition.

See “Certain Relationships and Related Transactions.”

Network Services Structure

On May 14, 2002, we transferred certain assets and liabilities that comprise our network services group to a newly-formed corporate subsidiary, TSI Networks Inc. (“TSI Networks”). Specific assets and liabilities that were transferred include receivables, payables, fixed assets, customer contracts, vendor contracts, intellectual property and goodwill. The primary products and services offered by this new subsidiary include Inlink, Visibility and SS7 Database Access Services. The outstanding ownership interests of this subsidiary consist of voting participating preferred stock and non-voting common stock. The issuer owns all of the voting participating preferred stock, which accrues dividends at a rate of 10% per annum, compounded annually, and has a liquidation preference equal to the fair market value of the transferred assets as of the date of transfer (the “liquidation preference”). All of the shares of non-voting common stock are owned by TSI LLC.

Any assets distributed from TSI Networks must be distributed as follows:

•	first, holders of voting participating preferred stock will receive an amount equal to all accrued but unpaid dividends;

•	second, holders of voting participating preferred stock will receive proceeds equal to the liquidation preference; and

•	third, the remaining assets will be distributed pro rata, 5% to the holders of voting participating preferred stock and 95% to the holders of non-voting common stock.

For purposes of the indenture relating to the notes, TSI Networks is a restricted subsidiary and a guarantor of the issuer’s obligations under the notes. TSI Networks will not be able to make any distributions on account of the non-voting common stock held by TSI LLC without complying with the “Restricted Payments” provision of the indenture. In addition, TSI LLC and TSI Inc. are both guarantors under the indenture and are otherwise restricted in such capacity in their ability to engage in any business activity (other than serving as holding companies), make investments or restricted payments, incur indebtedness, engage in affiliate transactions or sell any interests in TSI Networks unless the sale otherwise complies with the “Asset Sale” provision of the indenture. Under the indenture and pursuant to the terms of an equity contribution agreement entered into among the issuer, TSI Inc. and TSI LLC in connection with the Transactions, TSI LLC is obligated to contribute all of the net proceeds from the sale of TSI Networks or from any other distribution from TSI Networks, to TSI Inc. and then to the issuer in the form of common equity capital or as a capital contribution. TSI LLC and TSI Inc. will be released from their respective guarantees under the indenture following a sale of all of the capital stock of TSI Networks in a transaction that complies with the “Asset Sale” provision of the indenture and the net proceeds from such sale are contributed to the issuer in accordance with the equity contribution agreement. See “Description of the Notes.”

For accounting purposes, TSI Networks is consolidated in the financial statements of TSI LLC since it is 100% owned, on a collective basis, by TSI LLC and TSI Inc. If the company were to present its financial statements, then the non-voting common stock owned by TSI LLC would constitute minority interest and would be accounted for as such in the company’s consolidated financial statements.

Corporate Structure

The following chart illustrates our corporate structure after the Transactions.

*	Shaded boxes represent guarantors under the senior credit facility and the indenture governing the notes.

For more information on the various agreements that we entered into in connection with the Transactions, see “Certain Relationships and Related Transactions.”

USE OF PROCEEDS

The notes being offered in this prospectus are being sold by the selling noteholder. This shelf registration is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any cash proceeds from the sale of the resale notes.

CAPITALIZATION

The following table sets forth our unaudited cash and cash equivalents and unaudited capitalization as of June 30, 2002, on a historical basis. The table below should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus.

At June 30, 2002
Cash and cash equivalents	$28,189

Long-term debt (including current maturities):
Senior credit facility:
Revolving credit facility(1)	$—
Term loan, net of discount of $16,434	276,899

Total senior debt	276,899
The notes, net of discount of $5,137	239,863

Total debt	516,762
Total unitholders’ equity—
Unitholders’ contributed capital
Class A Preferred Units—an unlimited number authorized, none issued or outstanding	—
Class B Preferred Units—an unlimited number authorized, 252,367.50 units issued and outstanding(2)	251,304
Common Units—an unlimited number authorized, 89,099,099 units issued and outstanding(2)	—
Retained earnings(2)	—

Total unitholders’ equity	251,304

Total capitalization	$768,066

(1)	At June 30, 2002 we had approximately $35.0 million of unused borrowing capacity under the revolving credit facility.
(2)
Because the company’s preferred unit dividends exceeded retained earnings accumulated since February 14, 2002, common units’ contributed capital of $2,967 has been eliminated and the remaining shortfall of $1,063 has been offset against the Class B preferred units’ contributed capital.

SELLING NOTEHOLDER

The selling noteholder is GTCR Capital Partners, L.P., an investment fund affiliated with our controlling equityholder. In connection with the Transactions, the selling noteholder purchased $30,000,000 face value amount of the notes, out of a total of $245,000,000 of notes, from the initial purchaser.

In connection with the initial sale of notes to the initial purchaser, we entered into a registration rights agreement in which we granted certain registration rights relating to the notes. In accordance with the registration rights agreement, we completed an exchange offer in which we exchanged $215,000,000 of registered Series B 12¾% Senior Subordinated Notes due 2009 for a like amount of unregistered 12¾% Senior Subordinated Notes due 2009. The selling noteholder was not permitted to participate in the exchange offer because it is our affiliate. As a result, the selling noteholder notified us on July 31, 2002, that it was exercising its right under the registration rights agreement to require us to register the notes held by the selling noteholder for resale.

The selling noteholder may sell the notes from time to time directly to purchasers or through agents in ordinary brokerage transactions, in negotiated transactions or otherwise, at prices that represent or relate to then-prevailing market prices or are negotiated. The selling noteholder reserves the right to withdraw, cancel or modify the offer or solicitations of offers made hereby without notice. The selling noteholder may reject any offer in whole or in part. See “Plan of Distribution.”

The selling noteholder provided us the information contained in the following table with respect to the principal amount of resale notes beneficially owned by it and which may be sold by it under this prospectus. We have not independently verified this information.

The following table sets forth as of August 22, 2002:

•	the name of the selling noteholder who has provided us with notice of its intent to sell or otherwise dispose of notes pursuant to the registration statement;

•	the principal amount at maturity of notes which it may sell from time to time pursuant to the registration statement; and

•	the percentage of outstanding notes beneficially owned by the selling noteholder prior to any sales under this prospectus.

Name of selling noteholder	Principal amount at maturity of notes that may be sold	Notes outstanding (%)
GTCR Capital Partners, L.P.	$30,000,000	12.3%(1)

(1)	All of the remaining notes out of the $245,000,000 are registered Series B 12¾% Senior Subordinated Notes.

Because the selling noteholder may, pursuant to this prospectus, offer all or some portion of the resale notes it presently holds, no estimate can be given as to the number or percentage of notes that will be held by the selling noteholder upon termination of any such sales. In addition, the selling noteholder may have sold, transferred or otherwise disposed of all or a portion of its resale notes in transactions exempt from the registration requirements of the Securities Act since the date on which it provided the information regarding its resale notes. This information may change from time to time and, if required, such changes will be set forth in a supplement or supplements to this prospectus.

Only the selling noteholder may sell such notes pursuant to the registration statement.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS

The following unaudited pro forma condensed consolidated statements of operations represent the pro forma consolidated statements of operations of TSI Telecommunication Holdings, LLC, our new ultimate parent after the acquisition on February 14, 2002. These statements are being presented because they include all guarantors of the notes. TSI Telecommunication Holdings, LLC does not have any assets, liabilities or operations other than its investments in TSI Telecommunication Holdings, Inc. (our new immediate parent after the acquisition) and TSI Networks Inc. See “The Transactions.”

These unaudited pro forma condensed consolidated statements of operations have been derived by the application of pro forma adjustments to our historical consolidated statements of operations included elsewhere in this prospectus. The unaudited pro forma consolidated statement of income data for the periods presented give effect to the Transactions, including the offering of the notes and the application of the proceeds, as if they had been consummated at the beginning of each of the periods presented. Assumptions underlying the pro forma adjustments are described in the accompanying notes which should be read in conjunction with these unaudited pro forma condensed consolidated statements of operations allocation.

The pro forma adjustments related to the purchase price allocation and financing of the acquisition are preliminary and based on information obtained to date and are subject to revision as additional information becomes available. Revisions to the preliminary purchase price allocation and financing of the acquisition may have a significant impact on the pro forma amounts of total assets, total liabilities, interest expense, depreciation and amortization. In addition, based on a detailed analysis of the expected costs following the acquisition, we expect that the recurring portion of post-merger general and administrative expenses required to operate on a stand-alone basis will not exceed the amount of the 2001 general and administrative expenses. In 2002, we expect to incur approximately $3.2 million of non-recurring expenses due to the transition and therefore these are not included in the accompanying pro forma statements. In addition, we expect to incur an additional $2.8 million in restructuring expenses due to an employee headcount reduction on August 29, 2002.

The unaudited pro forma condensed consolidated statements of operations should not be considered indicative of actual results that would have been achieved had the Transactions been consummated on the date indicated and do not purport to indicate condensed consolidated results of operations as of any future period.

The unaudited pro forma condensed consolidated statements of operations should be read in conjunction with the information contained in “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes appearing elsewhere herein.

TSI TELECOMMUNICATION HOLDINGS, LLC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2001

	TSI Telecommunication Services Inc.	Adjustments		TSI Telecommunication Holdings, LLC
	Historical	Pro Forma		Pro Forma
	(dollars in thousands)
Statement of Income Data:
Revenues	$361,358	$—		$361,358
Cost of operations	169,025	(13,862	)(a)	155,163
Sales and marketing	24,348	—		24,348
General and administrative	43,452	500	(b)	43,952
Depreciation and amortization	15,203	$23,174	(c)	38,377

Operating income	109,330	(9,812)		99,518
Interest income	3,903	(1,655	)(d)	2,248
Interest expense	—	(60,445	)(e)	(60,445)
Other income (expense), net	(80)	—		(80)

Income before income taxes	113,153	71,912		41,241
Income taxes	43,895	(28,118	)(f)	15,777

Net income	69,258	(43,794)		25,464
Preferred dividends to holders of Class B Preferred Units	—	(25,237	)(g)	(25,237)

Net income (loss) attributable to common unitholders	$69,258	$(69,031)		$227

Other Data:
Revenues (excluding Off-Network Database Query Fees)(h)	$292,241	$—		$292,241
EBITDA(i)	124,453	13,362		137,815
EBITDA margin(j)	34.4%	—		38.1%

TSI TELECOMMUNICATION HOLDINGS, LLC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
Six Months Ended June 30, 2002

	Period from January 1, 2002 to February 13, 2002				Period from February 14, 2002 to June 30, 2002	Six Months Ended June 30, 2002
	TSI Telecommunication Services Inc.	Adjustments		TSI Telecommunication Holdings, LLC	TSI Telecommunication Holdings, LLC	TSI Telecommunication Holdings, LLC
	Historical	Pro Forma		Pro Forma	Historical	Pro Forma
	(dollars in thousands)
Statement of Income Data:
Revenues	$39,996	$—		$39,996	$130,431	$170,427
Cost of operations	20,655	(1,522	)(a)	19,133	59,169	78,302
Sales and marketing	2,614	—		2,614	9,222	11,836
General and administrative	4,341	60	(b)	4,401	16,547	20,948
Depreciation and amortization	1,464	3,162	(c)	4,626	13,672	18,298

Operating income	10,922	(1,700)		9,222	31,821	41,043
Interest income	432	(202	)(d)	230	551	781
Interest expense	—	(7,596	)(e)	(7,596)	(23,191)	(30,787)
Other income (expense), net	(19)	—		(19)	(5)	(24)

Income before income taxes	11,335	(9,498)		1,837	9,176	11,013
Income taxes	4,418	(3,714	)(f)	704	3,601	4,305

Net income	6,917	(5,784)		1,133	5,575	6,708
Preferred dividends to holders of Class B Preferred Units	—	(3,042	)(g)	(3,042)	(9,605)	(12,647)

Net income (loss) attributable to common unitholders	$6,917	$(8,826)		$(1,909)	$(4,030)	$(5,939)

Other Data:
Revenues (excluding Off-Network Database Query Fees)(h)	$31,408	$—		$31,408	$101,619	$133,027
EBITDA(i)	12,367	1,462		13,829	45,488	59,317
EBITDA margin(j)	30.9%	—		34.6%	34.9%	34.8%

TSI TELECOMMUNICATION HOLDINGS, LLC

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS
(dollars in thousands)

The acquisition has been accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, and EITF 88-16, Basis in Leveraged Buyout Transactions. As a part of the Transactions, the company will elect for income tax purposes to treat its acquisition as an asset purchase resulting in a step-up in tax basis equal to the new book basis. As a result, all deferred taxes were eliminated in purchase accounting. The following reflects the acquisition financing and purchase accounting allocation, as follows:

Funds used for acquisition:
Purchase of units of TSI LLC by equity investors		$255,335
Proceeds from revolving line of credit, net of discount	$5,430
Proceeds from term loan B, net of discount(1)	275,000
Proceeds from 12.75% senior subordinated notes due 2009, net of discount	239,570

Total debt		520,000
Cash available at closing(2)		25,000
Working capital adjustment paid in May 2002		1,400
Acquisition fees and expenses paid after closing using cash generated from operations		6,948

Total funds used for acquisition		$808,683

(1)	The term loan B provides for principal payments of $15,000 in 2002, $20,000 in 2003, $35,000 in 2004, $45,000 in 2005, and $178,333 in 2006.
(2)	The merger agreement provided that the company would have available at least $25,000 of cash or cash equivalents at closing.

Purchase accounting allocation:(1)
Cash	$26,859
Accounts receivable and other assets	65,057
Deferred financing costs related to new debt	19,269
Tangible assets acquired	35,049
Identifiable intangibles acquired, other than software	285,700
Capitalized software	78,532
Accounts payable and accrued liabilities	(66,273)
Debt	(520,000)
Goodwill	331,142

Total net assets acquired, at fair value	$255,335

(1)
The acquired assets and liabilities are recorded at fair value for the interests acquired by the investors. The allocation of purchase price to tangible and intangible assets, including goodwill, is preliminary. The intangible assets acquired relate to items such as trade name, trademarks, customer contracts and relationships, and software, in addition to goodwill.

Explanations of Pro Forma Adjustments:

(a) To	reflect the following adjustments to cost of operations:
	Year Ended December 31, 2001	Period from January 1, 2002 to February 13, 2002
Lease and maintenance payments made to Verizon affiliates(1)	$25,311	$2,902
Renegotiated contractual costs for same services(2)	11,449	1,380

Total savings	$13,862	$1,522

(1)	Costs historically incurred by TSI Telecommunication Services Inc. to obtain mainframe computing services and distributed processing computing services from Verizon.
(2)
To reflect the costs set forth in a new multi-year contract for distributed processing computing services which we entered into with an affiliate of Verizon concurrently with the acquisition and a new multi-year contract for mainframe computing services which we have entered into with Lockheed Martin Global Telecommunications.

(b)
To reflect the management fee to be paid annually to GTCR Golder Rauner, LLC under its professional services agreement with us. See “Certain Relationships and Related Transactions—Professional Services Agreement.”

(c)
To reflect the additional amortization and depreciation resulting from the purchase accounting described above. For purposes of the unaudited pro forma consolidated financial statements, the property and equipment is being depreciated over its estimated remaining economic lives of seven years. The identifiable intangible assets with definite lives are being amortized over their estimated economic lives which range from four to 19 years.

	Year Ended December 31, 2001	Period from January 1, 2002 to February 13, 2002
Depreciation and amortization (historical)	$15,203	$1,464
Depreciation and amortization, after purchase accounting	38,377	4,626

Additional expense	$23,174	$3,162

(d)	To exclude interest income earned on note receivable from affiliate since this note was repaid by Verizon prior to closing and the proceeds distributed to Verizon at the closing.
(e)
To reflect the adjustments to interest expense as a result of (i) the Transactions, assuming a LIBOR rate of 2.09%, (ii) the amortization of deferred financing costs associated with obtaining the transaction debt financing, using the interest method (iii) the amortization of debt discount, using the interest method and (iv) commitment fees on the revolving credit facility assuming no amounts outstanding:

	Year Ended December 31, 2001	Period from January 1, 2002 to February 13, 2002
Interest on term loan B (LIBOR plus 4.50%)	$19,083	$2,416
Interest on 12.75% senior subordinated notes due 2009	31,237	3,904
Interest on revolving line of credit (LIBOR plus 4.50%)	358	43
Amortization of debt discount	5,656	715
Amortization of deferred finance costs	3,963	500
Commitment fee on revolving credit facility (0.50% of unused facility)	148	18

Interest expense	$60,445	$7,596

The actual interest rates on indebtedness incurred to consummate the Transactions could vary from those used to compute the above adjustment of interest expense due to the variable rate debt. The effect on pre-tax income of a 1/8 percent variance in these rates would be approximately $369 over the terms of the debt.

(f)	To reflect the tax effect of the pro forma adjustments, using a 39.1% effective rate.
(g)	To reflect 10% preferred dividends to holders of Class B Preferred Units.
(h)
For several of our network services offerings, we access various carriers’ databases and rebill the identical cost of the related charges to our customers. We refer to these queries into other carriers’ databases as “Off-Network Database Queries.” We include the revenues associated with these Off-Network Database Queries in network services revenues and refer to them as “Off-Network Database Query Fees.” We record the offsetting cost of providing these queries under cost of operations as “Off-Network Database Query Charges.” The amount shown as “Revenues (excluding Off-Network Database Query Fees)” is equal to our revenues less the revenues earned from this rebilling.

(i)
EBITDA represents net income plus net interest expense, income taxes, depreciation and amortization. We present EBITDA because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. You should not consider EBITDA in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

(j)	EBITDA margin represents EBITDA as a percentage of revenues.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth certain of our historical financial data. We have derived the selected historical consolidated financial data as of December 31, 2000 and 2001 and for the fiscal years ended December 31, 1999, 2000 and 2001 from our audited financial statements and the related notes included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 1998 and 1999 and for the year ended December 31, 1998 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The selected historical consolidated financial data as of December 31, 1997 and for the year ended December 31, 1997 have been derived from our unaudited consolidated financial statements for such years, which are not included in this prospectus. We have derived the selected historical consolidated financial data for the six months ended June 30, 2001, the period from January 1, 2002 to February 13, 2002 and the period from February 14, 2002 to June 30, 2002 and as of June 30, 2002 from our unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus. We have derived the historical consolidated financial data as of June 30, 2001 and as of February 13, 2002 from our unaudited condensed consolidated financial statements which are not included in this prospectus. In the opinion of our management, our unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position, the results of our operations and cash flows. The results of operations for the periods from January 1, 2002 to February 13, 2002 and from February 14, 2002 to June 30, 2002 are not necessarily indicative of the operating results to be expected for the full fiscal year ending December 31, 2002. The selected historical financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

The term “successor” refers to TSI Telecommunication Holdings, LLC and all of its subsidiaries, including the company, following the acquisition of the company on February 14, 2002. The term “predecessor” refers to TSI Telecommunication Services Inc. prior to being acquired by TSI Telecommunication Holdings, Inc. on February 14, 2002.

	Predecessor							Successor
	Year Ended December 31,					Six Months Ended June 30, 2001	Period from January 1 to February 13, 2002	Period from February 14 to June 30, 2002
	1997	1998	1999	2000	2001
						(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)
Statement of Operations Data:
Revenues	$194,381 (a)	$234,653	$277,680	$315,936	$361,358	$170,818	$39,996	$130,431
Costs and expenses:
Cost of operations	87,307 (b)	120,343	141,979	150,156	169,025	79,213	20,655	59,169
Sales and marketing	15,631	18,711	21,513	24,265	24,348	11,423	2,614	9,222
General and administrative	25,537	28,407	31,048	47,924	43,452	22,766	4,341	16,547
Depreciation and amortization	11,552	10,871	8,866	13,061	15,203	6,572	1,464	13,672

Total costs and expenses	140,027 (b)	178,332	203,406	235,406	252,028	119,974	29,074	98,610

Operating income	54,354	56,321	74,274	80,530	109,330	50,844	10,922	31,821
Other income (expense), net:
Interest income	1,722	2,669	2,802	3,087	3,903	1,629	432	551
Interest expense	(653)	(842)	(2,822)	(22)	—	—	—	(23,191)
Other income (expense), net	(161)	(30)	6	4	(80)	(3)	(19)	(5)

Total other income (expense), net	908	1,797	(14)	3,069	3,823	1,626	413	(22,645)

Income before provision for income taxes	55,262	58,118	74,260	83,599	113,153	52,470	11,335	9,176
Provision for income taxes	21,361	22,213	28,156	32,548	43,895	20,228	4,418	3,601

Net income	33,901	35,905	46,104	51,051	69,258	32,242	6,917	5,575
Preferred unit dividends	—	—	—	—	—	—	—	(9,605)

Net income (loss) attributable to common stockholder/unitholders	$33,091	$35,905	$46,104	$51,051	$69,258	$32,242	$6,917	$(4,030)

Other Financial Data:
Revenues (excluding Off-Network Database Query Fees)	$194,381	$193,783	$224,664	$257,317	$292,241	$141,066	$31,408	$101,619
EBITDA(c)	65,745	67,162	83,146	93,595	124,453	57,413	12,367	45,488
EBITDA margin(d)	29.7%	28.6%	29.9%	29.6%	34.4%	33.6%	30.9%	34.9%
Net cash provided by (used in):
Operating activities	51,643	26,889	52,985	55,218	131,281	45,452	1,185	34,560
Investing activities	(31,994)	22,997	(18,426)	(10,634)	(99,831)	(25,491)	34,781	(2,825)
Financing activities	(19,649)	(49,886)	(34,559)	(42,000)	(33,750)	(22,500)	(11,250)	(28,546)
Capital expenditures	14,150	9,597	19,778	12,956	10,406	2,678	606	2,825
Ratio of earnings to fixed charges(e)	65.63	54.08	24.46	197.70	245.39	229.18	193.12	1.39

Balance Sheet Data (at end of period):
Cash and cash equivalents	$—	$—	$—	$2,584	$284	$45	$25,000	$28,189
Property and equipment, net	24,826	21,225	24,881	24,387	23,656	23,656	23,306	32,252
Total assets	127,413	114,003	127,459	200,506	251,813	197,003	162,147	830,575
Total debt, net of discount	—	—	—	—	—	—	—	516,762
Shareholder’s/unitholders’ equity	76,656	62,260	74,550	117,307	153,104	127,196	133,510	251,304

(a)
For several of our network services offerings, we access various carriers’ databases and rebill the identical cost of the related charges to our customers. We refer to these queries into other carriers’ databases as “Off-Network Database Queries.” We include the revenues associated with these Off-Network Database Queries in network services revenues and refer to them as “Off-Network Database Query Fees.” We record an equal cost of providing these queries under cost of operations as “Off-Network Database Query Charges.” For the years ended December 31, 1998, 1999, 2000 and 2001, and the interim periods ending in 2001 and 2002 the amounts shown in this table as “Revenues” include Off-Network Database Query Fees. For the year ended December 31, 1997, we do not have sufficiently detailed records to determine Off-Network Database Query Fees. As a result, the amounts shown in this table as “Revenues” for fiscal 1997 include all revenues except any Off-Network Database Query Fees earned in that year. Therefore, the amounts shown as “Revenues” for fiscal year 1997 are not comparable to the amounts shown as “Revenues” in the later periods.

The following table sets forth this revenue information:

	Predecessor								Successor
	Year Ended December 31,						Six Months Ended June 30, 2001	Period from January 1 to February 13, 2002	Period from February 14 to June 30, 2002
	1997		1998	1999	2000	2001
							(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)
Revenues (excluding Off-Network Database Query Fees)	$194,381		$193,783	$224,664	$257,317	$292,241	$141,066	$31,408	$101,619
Off-Network Database Query Fees	NA	*	40,870	53,016	58,619	69,117	29,752	8,588	28,812

Revenues	$194,381		$234,653	$277,680	$315,936	$361,358	$170,818	$39,996	$130,431

*	Not available
(b)
For the years ended December 31, 1998, 1999, 2000 and 2001, and the interim periods ending in 2001 and 2002 the amounts shown in the table under “Cost of operations” include Off-Network Database Query Charges. For the year ended December 31, 1997, we do not have sufficiently detailed records to determine Off-Network Database Query Charges. As a result, the amounts shown in this table as “Cost of operations” and “Total costs and expenses” for fiscal 1997 include all costs of operations and total costs and expenses, respectively, incurred in that year except Off-Network Database Query Charges. Therefore, the amounts shown as “Cost of operations” and “Total costs and expenses” for fiscal year 1997 are not comparable to the amounts shown as “Cost of operations” and “Total costs and expenses” in the later periods.

The following table sets forth this cost of operations information:

	Predecessor								Successor
	Fiscal Year Ended December 31,						Six Months Ended June 30, 2001	Period from January 1 to February 13, 2002	Period from February 14 to June 30, 2002
	1997		1998	1999	2000	2001
							(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)
Cost of operations (excluding Off-Network Database Query Charges)	$87,307		$79,473	$88,963	$91,537	$99,908	$90,221	$12,067	$69,790
Off-Network Database Query Charges	NA	*	40,870	53,016	58,619	69,117	29,753	8,588	28,820

Cost of operations	$87,307		$120,343	$141,979	$150,156	$169,025	$119,974	$20,655	$98,610

*	Not available
(c)
EBITDA represents net income plus net interest income (expense), income taxes, depreciation and amortization. We present EBITDA because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. You should not consider EBITDA in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of our profitability or liquidity.

(d)	EBITDA margin represents EBITDA as a percentage of revenues.

(e)
For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as (i) pre-tax income from continuing operations. Fixed charges are the sum of (i) interest expense, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness and (iii) an estimate of the interest within rental expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

On February 14, 2002, TSI Telecommunication Holdings, Inc. acquired TSI Telecommunication Services Inc. by merging its wholly-owned subsidiary, TSI Merger Sub, Inc., with and into TSI Telecommunication Services Inc. TSI Telecommunication Holdings, Inc. is wholly-owned by TSI Telecommunication Holdings, LLC. Both TSI Telecommunication Holdings, LLC and TSI Telecommunication Holdings, Inc. have no operations other than their ownership of their direct and indirect subsidiaries. See “The Transactions.”

As a result of applying the required purchase accounting rules, the financial statements of TSI Telecommunication Services Inc. are significantly affected. The application of purchase accounting rules results in different accounting bases and hence the financial information for the periods beginning on February 14, 2002 is not comparable to the information prior to this date. The term “successor” refers to TSI Telecommunications Holdings, LLC and all of its subsidiaries, including TSI Telecommunication Services Inc. following the acquisition on February 14, 2002. The term “predecessor” refers to TSI Telecommunication Services Inc. prior to being acquired by TSI Telecommunication Holdings, Inc.

Prior to February 14, 2002, we operated as a subsidiary of Verizon, and did not operate as a separate, stand-alone entity. As a result, the historical financial information included in this prospectus does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

Historically, we had arrangements with Verizon for the provision of various centralized services. These services included corporate governance, corporate finance, external affairs, legal, media relations, employee communications, corporate advertising, human resources, treasury functions and office leasing. We paid $5.9 million, $8.8 million and $4.5 million for the years ended December 31, 1999, 2000 and 2001, respectively, to Verizon for these services. We estimate that the recurring portion of these expenses will approximate 2001 levels for the first year on a stand-alone basis, based on detailed analyses of the expected costs for the services following the acquisition. In 2002, we expect to incur approximately $3.2 million of non-recurring expenses due to the transition and purchase accounting requires that these be expensed. In addition, we expect our future operating results will be positively affected by the reduction of certain lease and maintenance payments formerly made to Verizon affiliates and others to provide batch and real-time processing services. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” included elsewhere in this prospectus. We cannot assure you that we will be able to realize all of the benefits we expect as a stand-alone entity after the acquisition. See “Risk Factors.”

The acquisition was accounted for using the purchase method of accounting. As a result, the acquisition will prospectively affect our results of operations in certain significant respects. The aggregate acquisition costs, including the transaction costs, of approximately $808.7 million have been allocated to the tangible and intangible assets acquired and liabilities assumed by us based upon preliminary estimates of their respective fair values as of the acquisition date and will result in a significant increase in our annual depreciation and amortization expense. Due to the effects of the increased borrowings to finance the acquisition, our interest expense will also increase significantly in the periods following the acquisition. In addition, due to the effects of the dividend requirements of the Class B Preferred Units now outstanding, we will accrue preferred dividends and thus our net income attributable to common unitholders will be reduced, however there will be no impact on future cash flow since these are pay-in-kind dividends.

Introduction

We are a leading provider of mission-critical transaction-processing services to wireless telecommunication carriers throughout the world. Our services are categorized into the following four groups:

•
Technology Interoperability Services—We address technology interoperability complexities by acting as the primary point of contact for hundreds of wireless carriers for the processing of roaming billing and short message service (SMS) transactions across substantially all network, signaling, billing and messaging standards. Our clearinghouse services have established us as the trusted third party for the collection, translation and exchange of proprietary subscriber billing data and messages between carriers on a secure, confidential and timely basis. Our primary services in this group are ACCESS, ACCESS S&E, UniRoam, Wholesale Rating Engine, Access Revenue Management and Message Management.

•
Network Services—We provide our customers with connectivity to our SS7 network and other widely used communications networks (e.g., X.25, Frame Relay and IP). SS7 is the telecommunication industry’s standard network signaling protocol used by almost every carrier in North America to enable the setup and delivery of wireless and wireline telephone calls. A telephone call has two components: the call content (e.g., voice, video or data) and the signaling information (e.g., caller information, number called and subscriber validation). SS7 is the transport network for this signaling information. We also provide Web-based analysis and reporting services, allowing our customers to access real-time subscriber activity, monitor their networks, troubleshoot customer care issues and handle network management tasks seamlessly. In addition, use of our SS7 network facilitates access to intelligent network services, such as local number portability (LNP), line information database (LIDB), toll-free database and Caller ID. Our primary services in this group are INLink, Visibility, the SS7 Database Access services, Inpack, and CCNS.

•
Call Processing Services—We offer telecommunication carriers comprehensive call processing services that employ advanced technologies to provide subscriber verification, call delivery and technical fraud detection and prevention regardless of switch type, billing format or signaling standard. These services support seamless regional, national and international telephone roaming service for wireless subscribers. Our primary services in this group are FraudManager, Follow Me Roaming Plus, Key Management Center and FraudX.

•
Other Outsourcing Services—We provide other value-added outsourcing services including: (i) a prepaid wireless solution that enables wireless carriers to offer prepaid wireless services with national roaming capabilities; (ii) a telematics solution that enables trucking and distribution companies to track vehicle location and improve fleet utilization and (iii) outsourced services that enhance carriers’ ability to manage and consolidate billing for their enterprise customer accounts. Our primary services in this group are Prepaid Wireless, Fleet-On-Track and STREAMLINER.

Revenues

Our revenues are primarily derived from the sale of our Technology Interoperability Services, Network Services and Call Processing Services to telecommunication providers throughout the world. To a lesser extent, we also generate revenues from Other Outsourcing Services. In order to encourage greater usage, we negotiate tiered pricing schedules with our customers based on certain established transaction volume levels. As a result, we expect the average price per transaction for many of our products will decline as customers increase use of our services.

We believe there is minimal seasonality in our business. However, there is generally a slight increase in wireless roaming telephone usage traffic and corresponding revenues in the high-travel months of the second and third fiscal quarters.

•
Technology Interoperability Services primarily generate revenues by charging per-transaction processing fees. For our wireless roaming, wireline and SMS clearinghouse services, revenues vary based on the number of data/messaging records provided to us by telecommunication carriers for aggregation, translation and distribution among carriers. These records are based on the number of wireless roaming subscriber telephone calls and messages that take place on our customers’ networks. We recognize revenues at the time transactions are performed.

•
Network Services primarily generate revenue by charging per-transaction processing fees, circuit fees and port fees. The monthly SS7 connection fee is based on the number of links as well as the number of switches to which a customer signals. The per-transaction fees are based on the number of subscriber events and database queries made through our network and are recognized as revenues at the time the transactions are performed.

•
Call Processing Services primarily generate revenue by charging per-transaction processing fees and software licensing fees. The per-transaction fee is based on the number of validation, authorization, and other call processing messages generated by wireless subscribers. We also provide turn-key software solutions for which we charge customers a software licensing fee. For turn-key software, we recognize revenue when accepted by the customer.

•
Our Other Outsourcing Services primarily generate revenue by charging per-minute-of-use (MOU) fees, hardware maintenance fees and per-subscriber fees. We recognize revenues from the MOU-based services at the time the service is performed. Hardware maintenance fees are recognized over the life of the contract.

The table below indicates the portion of our revenues attributable to Technology Interoperability Services, Network Services, Call Processing Services and Other Outsourcing Services in the periods indicated.

	Predecessor					Successor
	Year Ended December 31,			Six Months Ended June 30,	Period From January 1, 2002 to February 13	Period From February 14, 2002 to June 30,
	1999	2000	2001	2001	2002	2002
	(dollars in thousands)
Technology Interoperability Services	$59,959	$68,923	$82,312	$39,172	$8,464	$31,999
Network Services	118,174	138,379	174,486	76,695	22,691	70,427
Call Processing Services	72,138	73,262	65,241	33,931	6,429	20,041
Other Outsourcing Services	27,409	35,372	39,319	21,020	2,412	7,964

Total Revenues	$277,680	$315,936	$361,358	$170,818	$39,996	$130,431

Costs and Expenses

Our costs and expenses consist of cost of operations, sales and marketing, general and administrative, and depreciation and amortization.

•	Cost of operations includes processing costs, network costs, personnel costs associated with service implementation, training and customer care, and Off-Network Database Query Charges.

•	Sales and marketing includes personnel costs, advertising costs, trade show costs and relationship marketing costs.

•
General and administrative consists primarily of research and development expenses, a portion of the expenses associated with our facilities, internal management expenses, business development expenses, and expenses for finance, legal, human resources and other administrative departments. In addition, we incur significant service development costs. These costs, which are primarily personnel, relate to technology creation, enhancement and maintenance of new and existing services. Historically, most of these costs are expensed and recorded as general and administrative expenses. The capitalized portion, which is recorded as capitalized software costs, relates to costs incurred during the application development stage for the new service offerings and significant service enhancements.

•
Depreciation and amortization relates primarily to our property and equipment including SS7 network and certain intangible assets including capitalized software and infrastructure facilities related to information management, research and development and customer care.

Critical Accounting Policies

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes herein, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on a continual basis, including those related to revenue recognition, allowance for doubtful accounts, property and equipment, and intangible assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of its consolidated financial statements:

Revenue Recognition

We derive revenues from four primary categories: Technology Interoperability Services, Network Services, Call Processing Services, and Other Outsourcing Services. The revenue recognition policy for each of these areas is as follows:

•
Technology Interoperability Services primarily generate revenues by charging per-transaction processing fees. For our wireless roaming, wireline and SMS clearinghouse services, revenues vary based on the number of data/messaging records provided to us by telecommunications carriers for aggregation, translation and distribution among carriers. These revenues are based on the number of wireless roaming subscriber telephone calls and messages that take place on our customers’ networks. We recognize revenues at the time the transactions are performed.

•
Network Services primarily generate revenue by charging per-transaction processing fees, circuit fees and port fees. The monthly SS7 connection fee is based on the number of links as well as the number of switches to which a customer signals and is recognized in the period when the service is rendered. The per-transaction fees are based on the number of subscriber events and database queries made through our network and are recognized revenues at the time the transactions are performed.

•
Call Processing Services primarily generate revenue by charging per-transaction processing fees and software licensing fees. The per-transaction fee is based on the number of validation, authorization, and other call processing messages generated by wireless subscribers. These revenues are recognized at the time the transactions are performed. Several of the company’s services are also provided on a turn-key software basis for which it charges customers a software licensing fee. For turn-key software, we recognize revenue when accepted by the customer.

•
Other Outsourcing Services primarily generate revenue by charging per-minute-of use (MOU) fees, hardware maintenance fees and per-subscriber fees. We recognize revenues from the MOU based services at the time the service is performed. Hardware maintenance fees and per-subscriber fees are recognized over the life of the contract.

Allowance for Doubtful Accounts

We maintain a general allowance for doubtful accounts for estimated losses resulting from the inability of our customers to pay their invoices to us in full. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer’s expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is necessary based on the risk category using the factors described above. In addition, we maintain a general allowance for doubtful accounts by applying a percentage based on the aging category.

Long-lived assets

We review our long-lived assets for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. We also evaluate the useful life of assets periodically. The review consists of a comparison of the carrying value of the assets with the assets’ expected future undiscounted cash flows without interest costs. Estimates of expected future cash flows represent management’s best estimate based on reasonable and supportable assumptions and projections. If actual market conditions are less favorable than those projected by management, asset write-downs may be required. Management will continue to evaluate overall industry and company–specific circumstances and conditions as necessary.

Restructuring

We have made estimates of the costs to be incurred as a part of our initial restructuring plan, arising from our acquisition. These amounts were accrued as a part of our purchase accounting adjustments. These estimates include the amount of severance and other costs expected to be paid between April 2002 and the first quarter of 2003. We have also made estimates of the costs to be incurred as a part of our August 29, 2002 restructuring. These estimates include severance related costs expected to be incurred between August 2002 and the second quarter of 2003. We will review both of these estimates until fully paid.

Purchase Accounting

We have made preliminary estimates of the fair values of the assets acquired as of February 14, 2002 based on draft appraisals from third parties and also based on certain internally-generated information. We expect to receive final appraisals for most of our tangible and intangible assets and may need adjust these preliminary amounts. In addition, we have estimated the economic lives of certain of these assets and these lives were used to calculate depreciation and amortization expense.

Results of Operations

The following table shows information derived from our consolidated statements of income expressed as a percentage of revenues for the periods presented.

	Predecessor					Successor
	Year Ended December 31,			Six Months Ended June 30, 2001	Period from January 1 to February 13, 2002	Period from February 14 to June 30, 2002
	1999	2000	2001
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Costs and expenses:
Cost of operations	51.1	47.5	46.8	46.4	51.6	45.4
Sales and marketing	7.8	7.7	6.7	6.7	6.5	7.1
General and administrative	11.2	15.2	12.0	13.3	10.9	12.7
Depreciation and amortization	3.2	4.1	4.2	3.8	3.7	10.5

Total costs and expense	73.3	74.5	69.7	70.2	72.7	75.7
Operating income	26.7	25.5	30.3	29.8	27.3	24.3

Other income (expense), net:
Interest income	1.0	1.0	1.1	0.9	1.1	0.4
Interest expense	(1.0)	0.0	0.0	0.0	0.0	(17.8)
Other, net	0.0	0.0	0.0	0.0	(0.1)	0.0

Total other income (expense), net	0.0	1.0	1.1	0.9	1.0	(17.4)

Income before provision for income taxes	26.7	26.5	31.4	30.7	28.3	6.9
Provision for income taxes	10.1	10.3	12.2	11.8	11.0	2.8

Net income	16.6%	16.2%	19.2%	18.9%	17.3%	4.1%

Comparison of Six Months Ended June 30, 2001, the period from January 1, 2002 to February 13, 2002 and the period from February 14, 2002 to June 30, 2002

As described above, our results before and after February 14, 2002 are not generally comparable due to the effects of purchase accounting. However, to aid in the comparison to the six months ended June 30, 2001, we have combined the period from January 1, 2002 to February 13, 2002 and the period from February 14, 2002 to June 30, 2002 and included explanations about the effects of purchase accounting. The full six months ended June 30, 2002 are referred to as “combined” herein.

Total combined revenues for the six months ended June 30, 2002 were $170.4 million, which is the total of the revenues for the period from January 1, 2002 to February 13, 2002 and the period from February 14, 2002 to June 30, 2002. This represents a $0.4 million, or 0.2%, decrease from the $170.8 million for the six months ended June 30, 2001. Network Services and Technology Interoperability experienced increases in revenues for the 2002 periods compared to the 2001 period, partially offset by a decrease in Call Processing Services and Other Outsourcing Services revenues.

Combined Technology Interoperability Services revenues were $40.5 million for the six months ended June 30, 2002, a $1.3 million, or 3.3%, increase over the comparable 2001 period of $39.2 million. The revenue growth was due to increased volumes across all of the products within this segment with the exception of Access, which was lower overall by 1.0% due to the loss of Cingular Wireless as a major customer for this product.

Combined Network Services revenues were $93.1 million (including $37.4 million of Off-Network Database Query Fees) for the six months ended June 30, 2002, a $16.4 million or 21.4% increase over the comparable 2001 period of $76.7 million (including $29.8 million of Off-Network Database Query Fees). Our Visibility services experienced strong revenue growth as wireless carriers increasingly utilized this service to analyze network performance, monitor roaming traffic and troubleshoot customer care issues on a real-time basis. Visibility transaction volume increase was partially offset by a decrease in average per-transaction pricing consistent with our pricing strategy of encouraging greater use of our services. In addition, we experienced significant growth in INLink revenues driven by increased customer connections, strong wireless subscriber roaming-related signaling activity and the growing trend among many telecommunication carriers to outsource all or a portion of their SS7 network, which was partially offset by a decrease in average per-transaction pricing consistent with our pricing strategy. Our intelligent network services revenues grew as carriers increasingly utilized our enhanced SS7-based call features and functionality, most notably Off-Network Database Queries.

Combined Call Processing Services revenues were $26.5 million for the six months ended June 30, 2002, a $7.4 million, or 22.0%, decrease from the comparable 2001 period of $33.9 million. This decline is due to a lifecycle migration by carriers, who are moving off TSI’s call processor to implement SS7 connections between their own markets and their roaming partners’ markets.

Combined Other Outsourcing Services revenues were $10.4 million for the six months ended June 30, 2002, a $10.6 million, or 50.6%, decrease from the comparable 2001 period of $21.0 million. The revenue decline is primarily due to the transition of TSI’s telematic services, which was developed exclusively as an interim solution for Verizon.

Combined cost of operations was $79.8 million six months ended June 30, 2002. This represents a $0.6 million increase, or 0.8%, over the $79.2 million for the six months ended June 30, 2001. Cost of operations was $20.7 million in the period from January 1, 2002 to February 13, 2002 and $59.1 million in the period from February 14, 2002 to June 30, 2002. Cost of operations as a percentage of revenues was 51.6% in the period from January 1, 2002 to February 13, 2002, and 45.4% in the period from February 14, 2002 to June 30, 2002 for a combined total of 46.8% in the six month period ended June 30, 2002, up from 46.4% in the six months ended June 30, 2001. This cost reduction is primarily due to reduced pricing for data processing services from a former affiliate as a result of the acquisition.

Combined sales and marketing expense was $11.8 million for the six months ended June 30, 2002. This represents a $0.4 million, or 3.6%, increase over the $11.4 million for the six months ended June 30, 2001. Sales and marketing expenses were $2.6 million in the period from January 1, 2002 to February 13, 2002 and $9.2 million in the period from February 14, 2002 to June 30, 2002. This increase is primarily due to higher headcount and employee-related expenses within the Sales organization for the second quarter of 2002. Sales and marketing expenses as a percentage of revenues were 6.5% in the period from January 1, 2002 to February 13, 2002, 7.1% in the period from February 14, 2002 to June 30, 2002 for a combined total of 6.9% in the period from January 1, 2002 to June 30, 2002, as compared to 6.7% in the period from January 1, 2001 to June 30, 2001.

Combined general and administrative expenses was $20.9 million for the six months ended June 30, 2002. This represents a $1.9 million decrease, or 8.2%, from the $22.8 million for the six months ended June 30, 2001. General and administrative expenses were $4.3 million in the period from January 1, 2002 to February 13, 2002 and $16.5 million in the period from February 14, 2002 to June 30, 2002. This decrease is primarily due to lower development expenses in addition to the 6% reduction in workforce in April 2002.

General and administrative expenses as a percentage of revenue were 10.9% in the period from January 1, 2002 to February 13, 2002, 12.7% in the period from February 14, 2002 to June 30, 2002 for a combined total of 12.3% in the period from January 1, 2002 to June 30, 2002, as compared to 13.3% in the period from January 1, 2001 to June 30, 2001.

Combined depreciation and amortization expense was $15.1 million for the six months ended June 30, 2002. This represents an $8.5 million increase, or 130.3%, over the $6.6 million for the six months ended June 30, 2001. Depreciation and amortization expenses were $1.5 million in the period from January 1, 2002 to February 13, 2002 and $13.7 million in the period from February 14, 2002 to June 30, 2002. This increase is primarily due to higher depreciation and amortization expenses related to the asset revaluation to fair values as a result of purchase accounting associated with the acquisition of TSI. Depreciation and amortization expenses as a percentage of revenue were 3.7% in the period from January 1, 2002 to February 13, 2002, 10.5% in the period from February 14, 2002 to June 30, 2002 for a combined total of 8.9% in the period from January 1, 2002 to June 30, 2002, up from 3.8% in the period from January 1, 2001 to June 30, 2001.

Combined operating income was $42.7 million for the six months ended June 30, 2002. This represents an $8.1 million decrease, or 15.9%, from the $50.8 million for the six months ended June 30, 2001. Operating income was $10.9 million in the period from January 1, 2002 to February 13, 2002 and $31.8 million in the period from February 14, 2002 to June 30, 2002. This decrease in operating income is primarily due to higher depreciation and amortization expenses offset partially by lower general and administrative expenses. Operating income as a percentage of revenue was 27.3% in the period from January 1, 2002 to February 13, 2002, 24.4% in the period from February 14, 2002 to June 30, 2002 for a combined total of 25.1% in the period from January 1, 2002 to June 30, 2002, down from 29.8% in the period from January 1, 2001 to June 30, 2001.

Combined interest income was $1.0 million for the six months ended June 30, 2002. This represents a $0.6 million decrease from the $1.6 million interest income for the six months ended June 30, 2001. Interest income was $0.4 million in the period from January 1, 2002 to February 13, 2002 and $0.6 million in the period from February 14, 2002 to June 30, 2002. This decrease is primarily due to the extinguishment of the note receivable from Verizon in February 2002. Interest income as a percentage of revenue was 1.1% in the period from January 1, 2002 to February 13, 2002 and 0.4% in the period from February 14, 2002 to June 30, 2002, for a combined total interest income of 0.6% of revenue in the period from January 1, 2002 to June 30, 2002, down from 1.0% of revenue in the period from January 1, 2001 to June 30, 2001.

Interest expense was $23.2 million in the period from February 14, 2002 to June 30, 2002, resulting from the issuance of debt in connection with the acquisition of TSI. There was no interest expense for the six months ended June 30, 2001. There was no interest expense in the period from January 1, 2002 to February 13, 2002. Interest expense as a percentage of revenue was 17.8% in the period from February 14, 2002 to June 30, 2002 for a combined total interest expense of 13.6% of revenue in the period from January 1, 2002 to June 30, 2002.

Combined income tax expense was $8.0 million for the six months ended June 30, 2002. This represents a $12.2 million, or 60.4%, decrease from the $20.2 million income tax expense for the six months ended June 30, 2001. Income tax expense was $4.4 million in the period from January 1, 2002 to February 13, 2002 and $3.6 million in the period from February 14, 2002 to June 30, 2002. This decrease is primarily due to higher net interest expense associated with the debt incurred in 2002 and higher depreciation and amortization expense in connection with the acquisition of TSI and higher depreciation and amortization resulting in lower taxable income. Our effective tax rate was 39.0% in the first quarter of 2002 as well as the first quarter of 2001.

Combined net income was $12.5 million for the six month period ended June 30, 2002. This represents a $19.8 million, or 61.3%, decrease from the $32.2 million net income for the six months ended June 30, 2001. Net income was $6.9 million in the period from January 1, 2002 to February 13, 2002 and $5.6 million in the period from February 14, 2002 to June 30, 2002. This decrease is primarily due to higher net interest expense associated with the debt incurred in 2002 and higher depreciation and amortization expense in connection with the acquisition of TSI. Net income as a percentage of revenue was 17.3% in the period from January 1, 2002 to February 13, 2002, and 4.3% in the period from February 14, 2002 to June 30, 2002, for a combined total of 7.3% in the period from January 1, 2002 to June 30, 2002, down from 18.9% in the period from January 1, 2001 to June 30, 2001.

The $9.6 million of accrued preferred unit dividends in the period from February 14, 2002 to June 30, 2002 relate to the 10% preferred yield on the Class B preferred units issued on February 14, 2002. These dividends compound quarterly.

Comparison of Year Ended December 31, 2001 and December 31, 2000

Total revenues were $361.4 million in 2001, a $45.4 million or 14.4% increase over revenues for 2000 of $315.9 million. Technology Interoperability Services, Network Services and Other Outsourcing Services experienced increases in revenues for 2001 compared to 2000, partially offset by a decrease in Call Processing Services revenues.

Technology Interoperability Services revenues were $82.3 million for 2001, a $13.4 million or 19.4% increase over revenues for 2000 of $68.9 million. Technology Interoperability Services revenue growth was driven primarily by strong ACCESS volume growth due to an increase in clearing transactions associated with continued industry-wide increases in wireless roaming telephone calls. This significant volume growth was partially offset by a slight decline in average per-transaction pricing consistent with our pricing strategy. In addition, Access Revenue Management (ARMS) revenues rose due primarily to increased usage by existing customers.

Network Services revenues were $174.5 million (including $69.1 million of Off-Network Database Query Fees) for 2001, a $36.1 million or 26.1% increase over revenues for 2000 of $138.4 million (including $58.9 million of Off-Network Database Query Fees). Our Visibility services experienced strong revenue growth as wireless carriers increasingly utilized this service to analyze network performance, monitor roaming traffic and troubleshoot customer care issues on a real-time basis. Significant Visibility transaction volume increases were partially offset by a substantial decrease in average per-transaction pricing consistent with our pricing strategy. In addition, we experienced significant growth in INLink revenues driven by increased customer connections, strong wireless subscriber roaming-related signaling activity and the growing trend among many telecommunication carriers to outsource all or a portion of their SS7 network, which was partially offset by a decrease in average per-transaction pricing consistent with our pricing strategy. Our intelligent network services also experienced strong revenue growth as carriers increasingly utilized our enhanced SS7-based call features and functionality, most notably Off-Network Database Queries and local number portability.

Call Processing Services revenues were $65.2 million for 2001, a $8.0 million or 11.0% decrease from revenues for 2000 of $73.3 million. The revenue decline is primarily attributable to one customer’s decision to transition call processing functionality for its prepaid wireless service to its own internal solution.

Other Outsourcing Services revenues were $39.3 million for 2001, a $3.9 million or 11.2% increase over revenues for 2000 of $35.4 million. Revenue growth was mainly due to increased revenues from STREAMLINER and WIN4. WIN4, which was developed exclusively as an interim solution for Verizon, was phased out in 2001 according to plan.

Cost of operations was $169.0 million for 2001, a $18.9 million or 12.6% increase over the cost of operations for 2000 of $150.2 million. The cost increases were primarily due to the higher variable costs associated with transaction volume growth for Off-Network Database Queries and higher processing costs associated with increased revenues and volumes for the Technology Interoperability Services. Cost of operations as a percentage of revenues declined to 46.8% in 2001 from 47.5% in 2000. Cost of operations (excluding Off-Network Database Query Charges) declined to 34.2% of revenues (excluding Off-Network Database Query Fees) for 2001 from 35.6% for 2000.

Sales and marketing expenses were $24.3 million for both 2001 and 2000. Sales and marketing expenses as a percentage of revenues decreased to 6.7% for 2001 from 7.7% for 2000 primarily from increased transaction growth without substantial additional sales and marketing costs.

General and administrative expenses were $43.5 million for 2001, a $4.5 million or 9.3% decrease over 2000 general and administrative expenses of $47.9 million. General and administrative expenses as a percentage of revenues decreased to 12.0% for 2001, from 15.2% for 2000. In 2001 and 2000, total service development costs were $27.2 million and $25.3 million, respectively. Of these amounts, $26.7 million and $23.8 million were expensed in 2001 and 2000, respectively.

Depreciation and amortization expenses were $15.2 million for 2001, a $2.1 million or 16.4% increase over 2000 depreciation and amortization expenses of $13.1 million. The increase in depreciation and amortization expenses was due principally to the write-off of the remaining net book value of WRE software.

Operating income was $109.3 million for 2001, a $28.8 million or 35.8% increase over 2000 operating income of $80.5 million. Operating income as a percentage of revenues increased to 30.3% for 2001, from 25.5% for 2000 principally attributable to increased revenues and the absence of a corresponding increase in general and administrative expenses.

Interest income was $3.9 million for 2001, a $0.8 million or 26.4% increase over 2000 interest income of $3.1 million. The increase in interest income was a result of the increased operating income and improved working capital.

There was no interest expense in 2001. Interest expense in 2000 totaled $.02 million.

Income tax expense was $43.9 million for 2001, a $11.3 million or 34.9% increase over 2000 income tax expense of $32.5 million. Our effective tax rate was 38.8% in 2001 as compared to 38.9% in 2000.

Net income was $69.3 million for 2001, a $18.2 million or 36.0% increase over 2000 net income of $51.1 million. Net income as a percentage of revenues increased to 19.2% for 2001, from 16.2% for 2000. The increase in net income is primarily a result of increased revenues and improved profits.

Comparison of Years Ended December 31, 2000 and December 31, 1999

Total revenues were $315.9 million in 2000, a $38.3 million or 13.8% increase over 1999 revenues of $277.7 million. All of our service groups experienced an increase in revenues for 2000 compared to 1999.

Technology Interoperability Services revenues were $68.9 million in 2000, a $9.0 million or 15.0% increase over 1999 revenues of $60.0 million. The increase in revenues was primarily due to strong ARMS transaction growth resulting from increased usage of our carrier access billing and reciprocal compensation revenue assurance services by wireline carriers partially offset by a decline in average per-transaction pricing consistent with our pricing strategy. We also experienced strong growth in both ACCESS and ACCESS S&E revenues propelled by continued strength in clearing transactions associated with industry-wide increases in wireless roaming telephone calls and the signing of several new customers. ACCESS and ACCESS S&E revenue growth was partially offset by a substantial decline in average per-transaction pricing consistent with our pricing strategy.

Network Services revenues were $138.4 million (including $58.6 million of Off-Network Database Query Fees) in 2000, a $20.2 million or 17.1% increase over 1999 revenues of $118.2 million (including $53.0 million of Off-Network Database Query Fees). The increase was attributable to strong growth in INLink due to increased customer connections and signaling traffic across our network associated with continued industry-wide growth in wireless roaming telephone calls. In addition, our Visibility service experienced strong revenue growth as wireless carriers increasingly utilized this service to analyze network performance, monitor roaming traffic and troubleshoot customer care issues on a real-time basis. Strong INLink and Visibility volume increases were partially offset by substantial decreases in average per-transaction pricing for both services consistent with our pricing strategy. Our intelligent network services also experienced strong revenue growth as wireless carriers increasingly utilized our enhanced SS7-based call features and functionality, most notably Off-Network Database Queries.

Call Processing Services revenues were $73.3 million in 2000, a $1.1 million or 1.6% increase over 1999 revenues of $72.1 million. Call Processing Services revenue growth was driven primarily by increases in FraudManager revenues and transaction volumes due to increased subscribers and roaming growth and the addition of a major customer. FraudManager revenue growth was partially offset by slight decreases in FraudX revenues due to a general decline in wireless industry technical fraud and the migration of certain fraud and validation functionality to SS7 network-based solutions. We believe that our SS7 network solution, INLink, was a direct beneficiary of this migration trend.

Other Outsourcing Services revenues were $35.4 million in 2000, a $8.0 million or 29.1% increase over 1999 revenues of $27.4 million. The revenue growth was mainly due to increased revenues of Prepaid Wireless services and WIN4, slightly offset by decreased revenues of Fleet-On-Track services.

Cost of operations was $150.2 million in 2000, a $8.2 million or 5.8% increase over 1999 cost of operations of $142.0 million. Costs increased as a result of the variable costs associated with increased revenues and volumes from ARMS and Off-Network Database Queries. Cost of operations as a percentage of revenues decreased to 47.5% in 2000 from 51.1% in 1999. Cost of operations (excluding Off-Network Database Query Charges) declined to 35.6% of revenues (excluding Off-Network Database Query Fees) for the twelve months ended December 31, 2000 from 39.6% for the twelve-month period ended December 31, 1999. This improvement in the cost of operations as a percentage of revenues was principally attributable to lower incremental costs associated with higher volumes within our core services.

Sales and marketing expenses were $24.3 million in 2000, a $2.8 million or 12.8% increase over 1999 sales and marketing expenses of $21.5 million. Sales and marketing expenses as a percentage of revenues decreased to 7.7% in 2000 from 7.8% in 1999. The increase in costs primarily relates to increased expenditures associated with our further penetration of the wireline market. We also incurred higher costs due to our international expansion, including the Embratel alliance in Brazil.

General and administrative expenses were $47.9 million in 2000, a $16.9 million or 54.4% increase over 1999 general and administrative expenses of $31.0 million. General and administrative expenses as a percentage of revenues increased to 15.2% in 2000 from 11.2% in 1999. In 2000 and 1999, total service development costs were $25.3 million and $22.8 million, respectively. Of these amounts, $23.8 million and $16.1 million were expensed in 2000 and 1999, respectively. The increase in expensed development costs in 2000 was due to higher capitalization in 1999 because of service replacement (primarily related to WRE and Visibility services). Other increases in general and administrative expenses are due to the fact that we experienced increased cost allocations from Verizon and higher allowance for doubtful accounts commensurate with the higher revenues.

Depreciation and amortization expenses were $13.1 million in 2000, a $4.2 million or 47.3% increase over 1999 depreciation and amortization expenses of $8.9 million. The increase in depreciation and amortization expense was due principally to the addition of $9.5 million of capitalized software costs (primarily related to WRE and Visibility services) in 1999, a portion of which were amortized in 2000.

Operating income was $80.5 million in 2000, a $6.3 million or 8.4% increase over 1999 operating income of $74.3 million. Operating income as a percentage of revenues decreased to 25.5% in 2000 from 26.7% in 1999. The comparative increase in operating income for the current year was principally attributable to increased revenues and improved gross profits, offset in part by increases in general and administrative expenses.

Interest income was $3.1 million for 2000, a $0.3 million or 10.2% increase over 1999 interest income of $2.8 million. The increase in interest income was a result of the increased operating income and improved working capital.

Interest expense was $.02 million in 2000, a $2.8 million or 99.2% decrease over 1999 interest expense of $2.8 million. The decrease in interest expense was a result of the paydown of debt.

Income tax expense was $32.5 million in 2000, a $4.4 million or 15.6% increase over 1999 income tax expense of $28.2 million. The increase is principally attributable to additional pre-tax income. Our effective tax rate was 38.9% in 2000 as compared to 37.9% in 1999.

Net income was $51.1 million in 2000, a $4.9 million or 10.7% increase over 1999 net income of $46.1 million. Net income as a percentage of revenues decreased to 16.2% in 2000 from 16.6% in 1999. This decrease was primarily as a result of sales and marketing costs incurred in expectation of growing revenues in future periods.

Restructuring

As part of the acquisition, the company developed a restructuring plan to react to competitive pressures and increase operational efficiency. The plan includes the termination of approximately 78 employees in Tampa and Dallas, or 6%, of the company’s workforce and closure of the Dallas office. As a result, the company accrued $3.3 million of expenses in relation to this plan as of February 14, 2002 including $2.9 million for severance related to the reduction in workforce and $0.4 million for costs to relocate existing employees. The payments related to this plan will be incurred through the first quarter of 2003. The company expects this plan to result in reduced annual expenses of approximately $10.3 million. As of June 30, 2002, $0.7 million of restructuring costs had been paid with an accrual remaining of $2.6 million. On August 29, 2002 the company completed an additional restructuring resulting in the termination of 73 employees or approximately 10% of the company’s June 30, 2002 workforce. As a result the company will accrue $2.8 million in severance related costs in August. The payments related to this restructuring will be incurred through May 2003. The company expects this reorganization to result in reduced annual expenses of approximately $9.5 million. Further restructuring may be necessary in light of current economic conditions.

Liquidity and Capital Resources

Historical

During the combined six months ended June 30, 2002, our operations generated $35.7 million of cash compared to $45.5 million for the comparable period in 2001. The decrease is primarily attributable to income tax payments made during the period January 1, 2002 to February 13, 2002 and the payment of closing costs related to the acquisition during the period February 14, 2002 to June 30, 2002. Cash and cash equivalents were $28.2 million at June 30, 2002 as compared to $0.3 million at December 31, 2001, since we participated in a cash sweep program with Verizon prior to the acquisition. Our working capital decreased $84.3 million, from $106.7 million at December 31, 2001 to $22.4 million at June 30, 2002, primarily due to the elimination of the note receivable from Verizon at the acquisition date, the current portion of term loan B and higher transition-related expense accruals. Capital expenditures for property and equipment, including capitalized software costs increased from $2.7 million for the six months ended June 30, 2001 to $3.4 million for the combined six months ended June 30, 2002. Dividends paid to Verizon, excluding non-cash distributions, were $11.3 million in 2002 and $22.5 million in 2001.

During the year ended December 31, 2001, our operations generated $131.3 million of cash compared to $55.2 million in 2000. The increase is primarily attributable to increased net income and improved management of accounts receivable during 2001 as compared to 2000. Cash and cash equivalents were $0.3 million at December 31, 2001 as compared to $2.6 million at December 31, 2000, since we have historically participated in a cash sweep program with Verizon. Our working capital increased $45.5 million, from $61.2 million at December 31, 2000 to $106.7 million at December 31, 2001, due to growth in the note receivable due from Verizon. Capital expenditures for property and equipment, including capitalized software costs, in 2001 were $10.4 million, compared to $13.0 million for 2000. Dividends paid to Verizon were $33.8 million in the year ended December 31, 2001 compared to $96.3 million in 2000. In 2000, Verizon made a special capital contribution of $54.3 million.

We have also used off-balance sheet financing in recent years primarily in the form of operating leases for facility space and some equipment leasing and we expect this will continue. Our remaining operating lease payment obligations for 2002 total approximately $1.7 million, based on leases in effect at June 30, 2002.

For fiscal 2002, we expect to spend approximately $15.0 million for capital expenditures, primarily for SS7 network expansion, a one-time cost for new human resources and accounting information systems associated with our separation from Verizon and other ongoing development of new services and capital expenditures. For the combined six months ended June 30, 2002, $3.4 million had been incurred for capital expenditures. We expect the balance will be incurred prior to December 31, 2002. We expect that capital expenditures for fiscal 2003 will be approximately the same.

We have significant debt service payments including interest in future years. Total cash interest payments related to the revolving credit facility, term loan B and the notes will be in excess of $31.0 million in 2002. The principal payment schedules require payments over a five- and seven-year period for the term loan B and the notes, respectively, totaling to the following combined principal payments: $15.0 million in 2002, $20.0 million in 2003, $35.0 million in 2004, $45.0 million in 2005 and $178.3 million in 2006. Principal prepayments are required under certain circumstances and we may be required to make such a prepayment after the end of the 2002 fiscal year.

The senior credit facility contains various restrictive covenants. It prohibits us from prepaying other indebtedness, including the notes, and it requires us to maintain specified financial ratios, such as a minimum ratio of pro forma EBITDA to interest expense, a minimum fixed charge coverage ratio, a maximum ratio of senior debt to pro forma EBITDA and a maximum ratio of total debt to pro forma EBITDA, and satisfy other financial condition tests including limitations on capital expenditures. In addition, the senior credit facility prohibits us from declaring or paying any dividends and prohibits us from making any payments with respect to the notes if we fail to perform our obligations under, or fail to meet the conditions of, the senior credit facility or if payment creates a default under the senior credit facility.

The indenture governing the notes, among other things: (i) restricts our ability and the ability of our subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (ii) prohibits certain restrictions on the ability of certain of our subsidiaries to pay dividends or make certain payments to us; and (iii) places restrictions on our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. The indenture related to these notes and the senior credit facility also contain various covenants which limit our discretion in the operation of our businesses. For more information, see “Description of Senior Credit Facility,” “Description of the Notes” and “Risk Factors.”

Our principal source of liquidity will be cash flow generated from operations and borrowings under our senior credit facility. Our principal use of cash will be to meet debt service requirements, finance our capital expenditures, make acquisitions and provide working capital. Although we expect that cash available from operations combined with the availability under the $35.0 million revolving line of credit will be sufficient to fund our operations, debt service and capital expenditures for at least the next 12 months, our debt service obligations could have important consequences for you as a holder of the notes.

Our ability to make payments on and to refinance our debt, including the notes, and to fund planned capital expenditures will depend on our ability to generate sufficient cash in the future. This, to some extent, is subject to general economic, financial, competitive and other factors that are beyond our control. We believe that, based upon current levels of operations, we will be able to meet our debt service obligations when due. Significant assumptions underlie this belief, including, among other things, that we will continue to be successful in implementing our business strategy and that there will be no material adverse developments in our business, liquidity or capital requirements. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including the notes, on or before maturity. We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness, including the notes and our senior credit facility, may limit our ability to pursue any of these alternatives. See “Risk Factors.”

Effect of Inflation

Inflation generally affects us by increasing our cost of labor, equipment and new materials. We do not believe that inflation has had any material effect on our results of operations during fiscal years 2001 and 2000.

Recent Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements No. 141, Business Combinations (“FAS 141”) and No. 142, Goodwill and Other Intangible Assets (“FAS 142”). FAS 141 addresses financial accounting and reporting for business combinations while FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. FAS 141 applies to all business combinations initiated after June 30, 2001 while FAS 142 is required to be applied in fiscal years beginning after December 15, 2001. The adoption of FAS 141 had a material impact on our financial statements due to the segregation of identifiable intangibles separate from goodwill. Identifiable intangible assets with other than indefinite lives will continue to be amortized in the financial statements, however, goodwill and identifiable intangible assets with indefinite lives will no longer be amortized. Other than the impact on amortization, the adoption of FAS 142 is not expected to have a material impact on our financial statements although we will be required to review our intangibles and goodwill annually for indicators of impairment and this review could result in recognition of impairment losses.

In June 2001, the Financial Accounting Standards Board issued Statement No. 143, Accounting for Asset Retirement Costs (“FAS 143”). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is required to be applied in fiscal years beginning after June 15, 2002. The adoption of this Statement is not expected to have a material impact on our financial statements since we are not currently planning any significant retirements of tangible long-lived assets.

In August 2001, the Financial Accounting Standards Board issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”). FAS 144 provides guidance on differentiating between assets held and used and assets to be disposed of. This Statement is required to be applied in fiscal years beginning after December 15, 2001. The adoption of this Statement is not expected to have a material impact on our financial statements, since we are not currently planning to dispose of any significant portions of our long-lived assets.

In April 2002, the Financial Accounting Standards Board issued Statement No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“FAS 145”). This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking Fund Requirements. This Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers, FAS 145 amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. FAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Certain provisions of FAS 145 related to Statement 13 are effective for transactions occurring after May 15, 2002. All other provisions of this Statement will be effective for financial statements issued on or after May 15, 2002. The adoption of this Statement is not expected to have a material impact on our financial statements since FAS 145 does not change the amount of gain or loss but only the presentation in the income statement. No early extinguishment of debt is currently expected.

In June 2002, the Financial Accounting Standards Board issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“FAS 146”). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of FAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this Statement is not expected to have a material impact on our financial statements since we are not currently planning any restructurings after December 31, 2002.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Market Risk

We are exposed to changes in interest rates following the Transactions. Our senior credit facility is variable rate debt. Interest rate changes therefore generally do not affect the market value of such debt but do impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant. As of June 30, 2002, we had variable rate debt of approximately $293.3 million ($276.9 million net of discount). Holding other variables constant, including levels of indebtedness, a one percentage point increase in interest rates on our variable debt would have had an estimated impact on pre-tax earnings and cash flows for the next year of approximately $3.0 million. Under the terms of the senior credit facility at least 45% of our funded debt must bear interest that is effectively fixed. To that extent, we may be required to enter into interest rate protection agreements establishing a fixed maximum interest rate with respect to a portion of our total indebtedness. As of August 2002, we were not required to enter into interest rate protection agreements.

BUSINESS

Overview

We are a leading provider of mission-critical transaction-processing services to wireless telecommunication carriers throughout the world. Our transaction-based technology interoperability, network and call processing services simplify the interconnection and management of complex voice and data networks. We address technology interoperability complexities as the largest clearinghouse in the United States for the billing and settlement of wireless roaming telephone calls, with an estimated market share of over 60% in 2000 based on billable wireless roaming telephone call transaction volume. We also own one of the largest unaffiliated Signaling System 7 (“SS7”) networks in the United States. SS7 is the telecommunication industry’s standard network signaling protocol used by substantially all carriers to enable the setup and delivery of wireless and wireline telephone calls. Our network services also allow our customers to access intelligent network services and monitor network performance and subscriber activity on a real-time basis. In addition, we are the industry’s leading developer and provider of call processing solutions that enable seamless regional, national and international wireless roaming telephone service. Our revenues and EBITDA increased from $234.7 and $67.2 million, respectively, in 1998, to revenues of $361.4 million and EBITDA of $124.5 million for the year ended December 31, 2001.

Industry Trends

Demand for our services is driven primarily by the number of wireless telephone subscribers, the volume of wireless roaming telephone calls and the increasing technological complexities associated with the proliferation of different communication standards and protocols within telecommunication networks. The number of U.S. wireless subscribers has grown from 14.7 million in 1993 to 103.6 million in 2000, according to the Cellular Telecommunications and Internet Association (the “CTIA”). The U.S. wireless subscriber base is expected to grow to over 215.0 million by 2005 (Kagan World Media). Similarly, the annual number of billable wireless roaming telephone calls has increased from 407.8 million in 1993 to 6.1 billion in 2000 according to the CTIA. In conjunction with the projected growth in the number of U.S. wireless subscribers, we believe the annual number of billable wireless roaming telephone calls will also continue to increase. Growth in wireless subscribers and wireless roaming telephone calls has been driven by improved wireless service quality, decreased cost of service and increased wireless telephone service coverage both in the U.S. and abroad. Wireless telephone service coverage has increased due to the buildout of networks in new and existing markets and increased roaming arrangements among carriers that allow customers of one carrier to use another carrier’s network while traveling out of the subscribers’ home market.

These developments have been accompanied by increased technological complexities associated with the proliferation of different network architectures, including various mobile switch types (e.g., Lucent, Nortel, Ericsson and Motorola), diverse signaling standards (e.g., CDMA, TDMA and GSM), distinct billing record formats (e.g., CIBER and TAP) and multiple network protocols (e.g., X.25, Frame Relay, SS7 and IP). Despite these complexities, wireless carriers are required to provide seamless regional, national and international wireless telephone service coverage in order to attract and retain subscribers. We expect these complexities to increase as wireless carriers introduce new network technologies to enable wireless messaging, data and e-commerce solutions.

These technological challenges have made revenue assurance, cost management and delivery of quality service increasingly difficult for carriers. As a result, we believe wireless carriers will increasingly utilize trusted third-party service providers that offer outsourced solutions to assist in the management of interoperability, network and call processing complexities. We believe we offer the most comprehensive and advanced suite of services to meet these carriers’ needs. Our proven capabilities position us well to continue developing innovative solutions to enhance the technological advantage of our services and meet the industry’s evolving requirements.

Services

We provide a diverse set of services to meet the evolving requirements of the telecommunication services industry. These services include:

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Technology Interoperability Services.    We address technology interoperability complexities by acting as the primary point of contact for hundreds of wireless carriers for the processing of roaming billing and short message service (SMS) transactions across substantially all network, signaling, billing and messaging standards. Our clearinghouse services have established us as the trusted third party for the collection, translation and exchange of proprietary subscriber billing data and messages between carriers on a secure, confidential and timely basis.

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Network Services.    We provide our customers with connectivity to our SS7 network and other widely used communications networks (e.g., X.25, Frame Relay and IP). SS7 is the telecommunication industry’s standard network signaling protocol used by almost every carrier in North America to enable the setup and delivery of wireless and wireline telephone calls. A telephone call has two components: the call content (e.g., voice, video or data) and the signaling information (e.g., caller information, number called and subscriber validation). SS7 is the transport network for this signaling information. We also provide Web-based analysis and reporting services, allowing our customers to access real-time subscriber activity, monitor their networks, troubleshoot customer care issues and handle network management tasks seamlessly. In addition, use of our SS7 network facilitates access to intelligent network services, such as local number portability (LNP), line information database (LIDB), toll-free database and Caller ID.

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Call Processing Services.    We offer telecommunication carriers comprehensive call processing services that employ advanced technologies to provide subscriber verification, call delivery and technical fraud detection and prevention regardless of switch type, billing format or signaling standard. These services support seamless regional, national and international telephone roaming service for wireless subscribers.

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Other Outsourcing Services.    We provide other value-added outsourcing services including: (i) a prepaid wireless solution that enables wireless carriers to offer prepaid wireless services with national roaming capabilities; (ii) a telematics solution that enables trucking and distribution companies to track vehicle location and improve fleet utilization and (iii) outsourced services that enhance carriers’ ability to manage and consolidate billing for their enterprise customer accounts.

Our revenues are primarily generated from transaction-based processing fees. These fees are based on the number of roaming calls/events, the number of automatic, periodic electronic signals sent over our network to locate and track subscribers and the number of call detail and billing records cleared.

In addition, we earn fixed monthly fees for network connections, principally to our SS7 network, as well as circuit and port fees. The following chart sets forth a break-down of our revenues for the year ended December 31, 2001 for our four principal business services:

Customers

We serve more than 250 telecommunication service providers worldwide. Our customer base includes all of the top ten wireless carriers in the United States, including AT&T Wireless, Cingular Wireless, Sprint PCS, Verizon Wireless and VoiceStream. We also serve wireless companies in Latin America, Asia/Pacific and Europe, including China Unicom, NTT DoCoMo, T-Mobile International, Orange and Telefónica, among others. In addition, we provide services to wireline providers such as competitive local exchange carriers, local exchange carriers and interexchange carriers. In connection with the acquisition, we entered into a revenue guaranty agreement with respect to revenues from our largest customer, Verizon Wireless. See “Certain Relationships and Related Transactions.”

Competitive Strengths

We believe that the following strengths will allow us to continue to enhance our operating profitability and cash flow:

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Market leader in wireless technology interoperability and call processing.    We believe that we offer the most comprehensive and advanced suite of technology interoperability and call processing services to the telecommunication industry. Our technology interoperability services are designed to allow seamless communications between wireless carriers regardless of the communication standards and protocols deployed on their networks. We are the largest wireless clearinghouse in the United States, processing over 60% of the billable wireless roaming telephone calls reported by the CTIA in 2000. Wireless clearing and financial settlement support has been a core service offering since our inception and has allowed us to develop trusted third-party relationships with many telecommunication service providers by securely accessing and managing their proprietary subscriber and network data. In addition, we developed many of the wireless industry’s first and leading call processing solutions which enable wireless customers to make and receive calls while roaming regionally, nationally or internationally.

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Premier SS7 network provider.    We own and operate one of the largest unaffiliated SS7 networks in North America and provide complementary intelligent network and network monitoring services to telecommunication and data network providers. As a single SS7 and intelligent network services source, we provide our customers cost-effective connectivity to the signaling networks of substantially the entire U.S. public-switched telecommunication network, as well as an array of network-enabled services. We believe our SS7 services will continue to grow as carriers increasingly outsource SS7 network connectivity, management and monitoring. We believe this outsourcing trend by carriers is and will continue to be driven by the significant capital required to build a national SS7 network, the cost of providing the required connectivity to all the major domestic SS7 network providers and the technical expertise required to manage the network.

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Strong customer relationships.    Historically, we have experienced minimal customer turnover with contract renewal rates averaging approximately 88.0% over the last three years. We serve more than 250 telecommunication service providers worldwide. We currently serve all of the top ten wireless carriers in the United States and provide services to a variety of wireline providers. We also have a highly active and respected customer users’ group, which consists of representatives from over 200 customers including AT&T Wireless, Cingular Wireless, Dobson Communications, Sprint PCS and Verizon Wireless. The TSI Users’ Group allows customers to play a significant role in the development, enhancement and evaluation of our services through monthly meetings. Interaction with this group reduces our research and development expenses and speeds new product development, enhancement and market introduction.

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History of innovative product development.    We have built our business and reputation by continually identifying new opportunities in the telecommunication marketplace and designing comprehensive solutions that meet carriers’ evolving technology interoperability, network and call processing needs. Our history includes the development of (i) the first automatic roaming call delivery service (Follow Me Roaming), (ii) the first online roaming subscriber monitoring and support system for the industry (Visibility), (iii) the first commercial fraud profiler (FraudX), (iv) the first seamless international roaming solution (UniRoam), (v) our own proprietary IS-41 call processor and (vi) the first nationwide telematics application (OnStar). In addition, we are recognized as a leader in defining and developing industry standards through our work with organizations such as the CTIA, GSM Association (GSMA), CDMA Development Group (CDG) and CIBERNET. For example, we were one of the primary leaders within the GSMA in developing its globally-deployed uniform billing standard, TAP3.

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Proven business model.    We offer mission-critical transaction-processing services through a service bureau model that provides us with a strong base of recurring revenues and cash flows. Our transaction-based business model and ability to leverage our fixed cost base offer advantageous scale economies that give us a significant competitive advantage. Beginning in fiscal 1998 through fiscal 2001, we have achieved revenue growth averaging 15.5% annually and EBITDA margins in excess of 28.6%. We believe that the cost, time and potential disruption incurred by a customer in moving to a competitor’s service offering are significant, further strengthening the stability of our revenue base.

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Positioned to capitalize on emerging communication industry technologies.    We believe the introduction of 2.5G and 3G wireless services (i.e., EDGE, GPRS, wCDMA, CDMA2000 and 1xRTT) will increase the technological complexity of wireless networks and increase the demand for our suite of services. We also believe that our market leadership, strong customer relationships and technical expertise position us well to capitalize both on next generation networks and emerging mobile data technology complexities. In addition, as one of the largest providers of outsourced SS7 and intelligent network services in the United States, we are strategically positioned to provide services to traditional wireless and wireline telecommunication providers, as well as Internet Protocol (IP)-based service providers who must access existing public-switched telecommunication networks to serve and expand their customer base.

•	Strong management team. Upon completion of the acquisition, G. Edward Evans became our Chief Executive Officer and Raymond L. Lawless became our Chief Financial Officer. Mr. Evans is a wireless industry leader with extensive experience as President and Chief Operating Officer of Dobson Communications since March 2000, as President of Dobson Communications’ cellular subsidiaries from 1997 to 2000 and in a variety of management positions with BellSouth and GTE from 1989 to 1996. During Mr. Evans’ tenure, Dobson Communications grew from a regional rural wireless company to become one of the largest wireless providers in North America. Mr. Evans is also a board member of the CTIA. Mr. Lawless is an experienced executive in the telecommunication industry. He served as Vice President Finance and Treasurer for Intermedia Communications Inc. from 1997 to 2001. Prior to Intermedia, Mr. Lawless spent 18 years at Bell Atlantic Corporation in various finance positions. Mr. Evans and Mr. Lawless joined our existing senior executive team, which now averages 16 years of experience in the telecommunication industry. As a result of the Transactions, 12.0% of our common equity is held by or reserved for issuance to our senior management team.

Business Strategy

We intend to continue to strengthen our market leadership position, maximize profitability and enhance cash flow through the following strategies:

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Further penetrate our existing customer base.    We intend to continue to aggressively market our current suite of services to our existing customers in order to further diversify our revenue stream and increase per customer revenues. We believe there are significant opportunities to cross-sell our services and further penetrate our existing customers. Many of our customers do not currently purchase all of our available services.

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Enhance existing services suite through continued development.    We intend to continue addressing customer needs with industry-leading innovation that enhances the technological advantage of our services. One of our strengths is the technological sophistication and functionality of our services. We take a collaborative approach to service development, leveraging our strong customer relationships as well as our central role in information exchange and problem definition within the wireless industry to continue to meet the demands of our customer base.

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Develop innovative new services.    We are dedicated to understanding the requirements of our customer base and developing innovative new services to meet the industry’s evolving technology interoperability, network and call processing needs. Throughout our history, we have been successful in identifying and developing mission-critical solutions for carriers. Through our relationships, ongoing dialogue with customers and participation in various industry organizations, we believe we will continue to identify emerging carrier technology complexities. We believe that our proven internal capabilities position us well to develop innovative services to respond to and solve these industry needs.

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Capitalize on near-term opportunity in the emerging mobile data market.    We are well-positioned to capitalize on the emerging mobile data market. Our private IP data service, Inpack, provides connectivity between carriers to allow roaming GSM subscribers to access their home carrier’s data services. Our Message Management solution enables network access, protocol translation and conversion, routing and delivery of short message services (SMS) across carrier networks. Our Event Management solution will address clearing and financial settlement for IP-based events such as messaging, m-commerce, mobile financial information services and transactions and Internet content. We believe these services will help carriers solve the complexities that arise from the deployment of new wireless data technologies.

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Penetrate global markets.    The number of global wireless subscribers is expected to grow from 722.0 million in 2000 to over 2.2 billion by 2005, according to the market research firm EMC (London). We are pursuing additional expansion opportunities in markets outside of North America that we believe will experience high growth. We are targeting opportunities in Central and Latin America, Europe and Asia/Pacific. We have developed customer relationships with China Unicom, NTT DoCoMo, Hutchison, T-Mobile International, Telefónica and Telstra, among others. Demand for our services globally is driven by carriers’ needs to interconnect national and regional networks to facilitate international wireless roaming and financial clearing and settlement. In addition, complications arising from geographic variations in switch software, message routing standards, network transport and signaling protocols create opportunities to leverage our strong capabilities.

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Expand customer base.    We are seeking to expand our customer base by targeting new telecommunication carriers, as well as customers outside of the traditional wireless and wireline telecommunication services industry. We believe that our separation from Verizon Communications Inc. may allow us to sell services to certain customers and Verizon competitors that may have been concerned that using our services would benefit Verizon. In addition, the convergence of traditional telecommunication networks and IP networks has increased communications complexities and expanded the number of market participants, which include Internet service providers (ISPs), content providers, enterprises, mobile virtual network operators (MVNOs) and IP telephony providers. We expect that many of these new market participants will use our technology interoperability, network and call processing services.

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Opportunistically acquire complementary businesses.    We will explore the possibility of acquiring companies that possess complementary service offerings, technologies and/or customer relationships both in the U.S. and internationally. Through these types of acquisitions, we believe we can broaden our market reach, increase our service offering and enhance our ability to continue providing industry-leading solutions to our customers.

Industry Overview

Wireless Industry

The first wireless carriers in the United States built out their wireless networks by purchasing licenses for analog spectrum and deploying networks on a regional basis. Since then the number of domestic wireless carriers has grown significantly to include hundreds of domestic wireless carriers. In order to improve the quality and decrease the cost of wireless services, carriers introduced new technologies, including second generation (2G) digital air-interface protocols (e.g., TDMA, CDMA and GSM). These improvements increased the U.S. wireless subscriber base from 5.2 million in 1990 to 103.6 million in 2000 (CTIA). The U.S. wireless subscriber base is expected to grow to over 215.0 million by 2005 (Kagan World Media). In addition, the number of total wireless calls has grown from 7.9 billion in 1993 to over 62.8 billion in 2000 (CTIA). The significant growth in wireless subscribers and wireless calls has driven our growth and we believe this trend will continue.

With the introduction by carriers of 2.5G and 3G services, we expect that the technological and business complexities of the wireless industry will continue to increase. These complexities will be compounded by the introduction of new technologies (e.g., wCDMA, CDMA2000, EDGE, GPRS and 1xRTT), the inclusion of new industry participants (e.g., MVNOs, content providers, advertisers and enterprises) and the introduction of new and advanced services (e.g., m-commerce, SMS, mobile data, location, security, privacy and gateway functions). We believe that we are well positioned to continue developing innovative solutions which address these increasing complexities by utilizing our broad base of technological skills and our well-established reputation within the telecommunication industry.

Technology Interoperability

Growth in wireless subscribers and wireless calls has been driven by improved wireless service quality, decreased costs of service and increased wireless telephone coverage. Wireless telephone coverage has increased due to the buildout of networks in new and existing markets and increased roaming arrangements among carriers. According to the CTIA, the annual number of billable wireless roaming telephone calls has increased from 407.8 million in 1993 to 6.1 billion in 2000. The increasing importance to carriers of roaming revenue, the continuing growth in roaming transactions and the necessity for seamless regional, national and international service coverage have made revenue assurance, cost management and delivery of quality service increasingly important for carriers. In order to minimize these complexities, and due to the proprietary nature of subscriber billing and activity data, carriers require a trusted third party to act as the primary contact for the processing of roaming, billing and SMS transactions across substantially all network, signaling and billing standards. We believe we are well-positioned to capitalize on expected continued growth in the number of wireless roaming telephone calls and SMS messages.

Network Services

SS7 is the telecommunication industry’s standard network signaling protocol used by substantially all telecommunication carriers to enable the setup and delivery of telephone calls. A telephone call has two components: the call content (e.g., voice, video or data) and the signaling information (e.g., caller information, number called and subscriber validation). The signaling information is transmitted through the SS7 network, parallel to the call networks, thereby eliminating the need to tie up bandwidth on the call network. Specifically, an SS7 network, which can be comprised of hundreds of network links, identifies available call network routes and designates the circuits and switches to be used for each call. This allows the SS7 network to identify the best call routes for connections, to efficiently manage the telephone networks and to generate transaction records for billing and measurement. In addition, use of an SS7 network facilitates access to intelligent network services (e.g., LNP, LIDB, toll-free database and Caller ID). By using our Web-based analysis and reporting services, carriers also have access to our proprietary analysis and reporting services which enable real-time monitoring and management of their networks and troubleshooting of customer care issues.

The increasing demand for the transmission of data requires wireless carriers to support packet-switched communications protocols including IP and General Packet Radio Service (GPRS) in addition to their legacy circuit-switched telecommunication networks. GPRS roaming enables subscribers to access their GPRS-based wireless data services (e.g., public Internet, corporate intranets, e-mail and m-commerce) while abroad or beyond the reach of their home network. We believe that we are well positioned, primarily due to our Inpack service offering, to benefit from the growth in the transmission of this type of data traffic.

Call Processing

Improvements in air-interface protocols have been accompanied by increasing complexities associated with varying network architectures, including various mobile switch types (e.g., Lucent, Nortel, Ericsson and Motorola), diverse signaling standards (e.g., CDMA, TDMA and GSM), distinct billing record formats (e.g., CIBER and TAP) and multiple billing applications. This multiplicity of technologies requires wireless carriers to use a trusted third party to manage certain functions such as (i) identifying and validating a subscriber when roaming, (ii) obtaining permission from a host carrier to deliver a call, (iii) detecting and preventing fraudulent calls, (iv) providing seamless regional, national and international roaming capabilities, (v) ensuring roamers have the same services when roaming as they do in their home market and (vi) ensuring the call is billed appropriately. These services address a carrier’s profitability by maximizing the delivery of quality wireless service and minimizing the number of fraudulent telephone calls. As a result, we believe that carriers will continue to seek the services of third parties who provide solutions for outsourcing the management of complex call processing issues.

Outsourcing

We believe that carriers will continue to outsource to trusted third parties certain operational functions that would require technical expertise and significant capital to implement in-house. We believe that many wireless carriers currently face a capital-constrained environment and are focused primarily on operational issues that most directly affect revenue and subscriber growth. These issues include increasing network capacity, integrating recent acquisitions, reducing customer churn, increasing ARPU and introducing data services. As billing system consolidation, technology interoperability and SS7 networks affect a small percentage of a carrier’s total cost base but can cause significant customer service disruption, we believe that carriers will be reluctant to switch providers or concentrate their strategic focus and capital spending in these areas. In addition, due to the proprietary nature of subscriber billing data, carriers will continue to require a trusted third-party intermediary to provide clearinghouse services in a secure and confidential manner.

History

Our company has been a leading provider of technology interoperability, network and call processing services to the telecommunication industry for over 15 years. Founded in 1987 as GTE Telecommunication Services Inc., a unit of GTE, our business has grown from a set of three roaming facilitation products into a comprehensive suite of services that address the increasing complexities of the telecommunication industry. With our strong technical expertise, we have developed leading solutions to address many of the wireless industry’s most challenging technology issues.

As wireless technologies evolved through the early 1990s, we experienced strong revenue growth and increased demand for new services to serve the growing wireless subscriber base. Our services simplify the interconnection and management of complex and rapidly converging voice and data networks. Our proven internal capabilities position us well to continue developing innovative solutions to enhance the technological advantage of our services and meet the industry’s evolving requirements.

We began offering our suite of services globally during the late 1990s as demand for international roaming interoperability grew. In addition to developing a GSM to IS-41 interoperability solution, we expanded our presence in Latin America and Asia/Pacific with key customers such as Telefónica, NTT DoCoMo and most recently, China Unicom. We have also formed an alliance with Embratel in Brazil to provide interoperability and clearing solutions to the Mercosul region of South America.

In 2000, GTE and Bell Atlantic merged to form Verizon, Inc. As part of that transaction, we became an indirect, wholly-owned subsidiary of Verizon. In addition, to further broaden our services suite and expand our wireline customer base, we acquired GTE’s Intelligent Network Services business in June of 2000. The integration of this business provided our company with a national SS7 network as well as access to databases for local number portability, toll-free calling and line information database access.

In February 2002, the company was acquired by TSI Inc., a corporation owned by TSI LLC, whose members include affiliates and co-investors of GTCR Golder Rauner, LLC and members of our senior management. Today, we operate as a profitable business that offers a complete suite of technology interoperability, network and call processing solutions. We believe that we are the largest provider of wireless roaming financial clearing services in the world based on the amount of revenues we receive from wireless carriers. We also operate one of the largest unaffiliated SS7 networks in the United States and provide complementary intelligent network and database services to telecommunication and data network providers. We are also the leading provider of best-in-class subscriber verification, call processing and fraud detection and prevention solutions to the wireless industry.

Products and Services

We provide a diverse set of technology interoperability, network and call processing services to meet the evolving requirements of the telecommunication services industry.

Technology Interoperability Services

We provide the wireless industry with technology interoperability solutions to facilitate the processing of roaming billing and SMS messages and data required for seamless regional, national and international wireless roaming telephone service. To provide ubiquitous service to wireless customers, wireless carriers enter into inter-carrier roaming agreements that govern pricing and business rules associated with one carrier providing service to another carrier’s customers. To manage network availability and to properly bill these subscribers for roaming charges, wireless carriers must exchange data across various billing protocols and integrate that data with their existing billing and management information systems. As the wireless industry has evolved, we have developed solutions that address underlying interoperability complexities including the translation of various network, signaling and billing protocols to allow different wireless carriers to communicate. Our clearinghouse services have established us as the trusted third party for the collection, translation and distribution of the information required to initiate, complete, monitor and bill telecommunication services provided by one carrier to numerous other carriers’ customers. Our services are also used to clear roaming traffic between multiple billing systems within a single carrier. We are the largest wireless clearinghouse in the United States, processing over 60% of the billable wireless roaming telephone calls reported by the CTIA for 2000.

Our primary technology interoperability services that we offer for clearing and financial settlement are ACCESS, ACCESS S&E, UniRoam, Wholesale Rating Engine, Access Revenue Management and Message Management. These services allow the exchange of proprietary subscriber billing data through a trusted third party on a secure and confidential basis, ensuring the timely exchange of roaming data and compliance with established business rules for roaming activity between carriers. We primarily generate revenues by charging per-transaction processing fees.

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ACCESS—Our primary clearing and financial settlement service, ACCESS, enables the timely exchange of billing data between domestic and international wireless service providers, accurately converts and processes multiple billing protocols and manages complex accounting procedures. ACCESS simplifies the exchange of CIBER billing data between IS-41-based carriers (CDMA, TDMA, AMPS) and their roaming partners. This service generates user-friendly, on-line reports with daily and monthly summaries of key data.

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ACCESS S&E—ACCESS S&E is our service that provides ACCESS-like functionality to GSM carriers. ACCESS S&E provides for the exchange of billing data between GSM carriers and their GSM and IS-41 roaming partners. ACCESS S&E also has Web-based reporting systems that provide daily and monthly summaries of key data.

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UniRoam—UniRoam simplifies interstandard and international roaming (IS-41/GSM) by providing carriers with subscriber call origination, automatic call delivery and home wireless system billing. UniRoam provides interoperability between different cellular network protocols, including ANSI-41/CIBER (used in CDMA, TDMA and AMPS networks) and GSM-MAP/TAP, using our network and infrastructure as a common point of mediation and provides seamless coverage across international borders.

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Wholesale Rating Engine—The Wholesale Rating Engine (WRE) service converts raw switch data into billing records that include pricing information for wireless carriers that do not rate their roaming traffic. The Wholesale Rating Engine can convert, rate and edit records in either the CIBER or TAP standard formats, thereby supporting interoperability for cross-standard roaming.

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Access Revenue Management—Access Revenue Management (ARMS) is a secure, end-to-end solution that provides wireline carriers with the data collection, conversion, rating, billing and reporting necessary to assure revenue from carrier access billing and reciprocal compensation. We collect data from various record formats and provide analytical tools, rating and conversion services to enable carriers to optimize revenues from inter-carrier access billing.

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Message Management—Our Message Management solution enables network access, protocol translation, routing and delivery of short message service (SMS) messages across carrier networks. According to Mobile Lifestream, the number of short messages sent on a world-wide basis via SMS is expected to grow to approximately 79.0 billion per month in 2005 from approximately 20.0 billion per month in 2000. As SMS use grows, the demand will increase for interoperability, network and value-added services to enable seamless delivery and receipt of these messages.

Network Services

Through our diverse network architecture, we provide connectivity to SS7 and other network transport protocols such as X.25, Frame Relay and GPRS. Many of our service capabilities are based on our SS7 network that enables call set up, call delivery and access to intelligent network services such as Caller ID, local number portability and LIDB. SS7 is the industry standard used by almost every switched telephone operator in North America to identify available network routes and to designate the circuit used for each individual telephone call. As a single SS7 and intelligent network services source, we provide our customers cost-effective connectivity to the signaling networks of substantially the entire U.S. public-switched telecommunication network, global connectivity and an array of SS7 network-enabled services. Our SS7 network and related services allow our customers to monitor network performance and subscriber activity on a real-time basis. For our Frame Relay and other network services, the circuits are provided by a variety of global vendors. As a leading independent provider of SS7 network services, we support interoperability through hundreds of network links distributed over six signaling transfer point (STP) pairs. We have approximately 30 X.25 customer network connections and approximately 300 Frame Relay connections (both via public provider or our private Frame Relay backbone). We have six customers using our General Packet Radio Service Roaming Exchange (GRX) network for GPRS service. These customers account for substantially all of the existing domestic traffic for GPRS services.

Our primary network service solutions include INLink, Visibility, SS7 Database Access for intelligent network services, Inpack and CCNS. We generate revenues from these service solutions primarily by charging per-transaction processing fees, circuit fees and port fees.

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INLink—Our SS7 service, INLink, provides wireless carriers with network connectivity and access to a variety of advanced services and features such as network management, fraud control, call setup, call delivery and intelligent network services (LIDB, LNP and Caller ID). INLink offers seamless connectivity and interoperability regardless of location, switch type, signaling protocol or network protocol.

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Visibility—Our Visibility services provide wireless carriers with valuable operational analysis tools for real-time monitoring of subscriber activity both within a carrier’s own network and across multiple carrier networks. Visibility allows for timely resolution of customer service issues and for detection and prevention of fraudulent calls. Visibility also enables wireless carriers to view roaming activity in their own markets as well as their subscribers’ roaming activity in other markets, in a user-friendly, Web-based reporting environment. As one of the industry’s most comprehensive SS7 network monitoring and analysis tools, Visibility combines validation, authentication and call delivery messages sent over SS7 networks with similar information from our other services. SS7 information is collected either at our intelligent network STPs or at carriers’ own STPs. Visibility also gives carriers the ability to reinstate service for subscribers who are experiencing problems while roaming on another carrier’s network without involving the other carrier.

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SS7 Database Access—Our SS7 network services provide database access for intelligent network services such as local number portability, wireless number portability, line information database service, toll-free service and Caller ID.

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Local Number Portability (LNP)—Local number portability allows a wireline telephone subscriber to switch local service providers while keeping the same telephone number. We manage interactions with number portability databases and provide database queries on a per-call basis, thereby allowing carriers to deploy local number portability without the high cost of building their own infrastructure. In 1996, the FCC mandated that incumbent local exchange carriers implement wireline number portability in all major U.S. markets beginning in 1999.

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Wireless Number Portability—Wireless number portability allows a wireless telephone subscriber to switch wireless service providers while keeping the same telephone number. Today, all of our services are capable of supporting the technical requirements for wireless number portability. Additionally, we are actively developing the operational support systems that will be required by wireless carriers to facilitate the intercarrier exchange of subscribers. Wireless carriers have been mandated to provide wireless number portability by November 2003.

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Line Information Database (LIDB) Access and Transport—We provide access to line information databases which are developed and maintained by telecommunication carriers that provide subscriber information necessary to provide enhanced services such as validating telephone numbers and billing information. The SS7 network then determines the appropriate database to validate the card number, routes the information to the switch that analyzes the response and determines how to treat the call.

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Toll-Free Database Access and Transport—Our SS7 network provides access to a database of all toll-free numbers in the United States to provide effective call routing by returning the response to our customer for call routing.

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Caller ID—We develop and maintain calling name database access, allowing carriers to query many regional Bell operating companies and major independent telephone carriers and reduce the “name not available” messages that customers receive. We also manage and operate a database for storage of incumbent local exchange carrier, competitive local exchange carrier and wireless calling name records.

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Inpack—Inpack is a suite of services that enables subscribers to have seamless access to their home carriers’ GPRS network while roaming both nationally and internationally. Inpack is a GRX offering for GPRS and serves as a virtual private network (VPN) for other emerging services, such as signaling solutions, billing, clearing and settlement services. The service offers secure access to home based e-commerce, public Internet, corporate intranets and e-mail systems to roaming subscribers.

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CCNS—Our Cellular Carrier Network Services (CCNS) provide network circuits that interconnect carriers’ cell sites or switches to other switches or network elements across local access transport areas (LATA) or state boundaries. These circuits can be used for transmitting high-speed data, voice or video.

Call Processing Services

We developed many of the wireless industry’s first and leading solutions for wireless subscriber verification, call processing and technical fraud detection and prevention. For a wireless subscriber to make and accept calls, as well as to access custom services while roaming on another operator’s network, the host operator must validate with the home operator that the customer is an authorized subscriber on a specified service plan. As the wireless industry has evolved, we have developed subscriber verification and call delivery solutions that address interoperability complexities by translating and converting various network, signaling and billing protocols to facilitate wireless roaming service coverage and telephone call delivery. Our comprehensive, integrated fraud management solutions employ advanced technologies to provide flexible, efficient fraud detection and fraud prevention, regardless of switch type, software release version or industry standard. Our integrated service offerings provide a total authentication solution and comprehensive protection for subscribers.

Our primary call processing services are FraudManager, Follow Me Roaming Plus, Key Management Center and FraudX. We generate revenues from these services primarily by charging per-transaction processing fees and licensing software.

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FraudManager—Our FraudManager solution verifies a subscriber’s eligibility to receive service while roaming in another carrier’s market. This is enabled by our proprietary call processor, which can replicate mobile switching center functionality to serve functions such as the Home Location Register (HLR) or Visited Location Register (VLR). The call processor can also communicate with carriers’ switches on a peer-to-peer basis, thereby replicating home, visited or foreign Mobile Switching Center (MSC) functionality. This provides the capability to expeditiously and cost-effectively address industry and customer issues without being dependent upon third-party switch manufacturers (e.g., Lucent,

Motorola, Nortel). FraudManager is recognized as one of the industry’s premier pre-call validation services that detects and blocks a fraudulent call on an invalid user’s first attempt.

•
Follow Me Roaming Plus—Follow Me Roaming Plus (FMR Plus) is an advanced call delivery system that provides roaming subscribers with seamless activation and call delivery when traveling between IS-41 markets. The service facilitates roaming by creating a temporary identity for roaming subscribers in visited networks and allows them to maintain their custom calling features while roaming. Our FMR Plus solution enables carriers to provide seamless roaming through compatibility with all major switch types and interoperability with non IS-41 environments.

•
Key Management Center—Our Key Management Center provides carriers with an affordable authentication service to prevent wireless fraud. In the authentication process, the exchange of authentication keys (A-Key) between carriers and multiple wireless equipment manufacturers requires establishing numerous electronic data interchange (EDI) connections. Both wireless carriers and wireless equipment manufacturers can benefit from the increased efficiency and security of using us as a single source to coordinate storage, retrieval and distribution of A-Keys. By doing so, A-Key distribution and management between manufacturers and wireless carriers are greatly simplified. Administrative and network costs are reduced. Wireless carriers also save the costs of developing secure storage and EDI transmission capabilities.

•
FraudX—FraudX is our technical fraud detection and prevention solution. Our fraud profiling system uses near real-time data from mobile switches to create a unique profile for each subscriber, based upon the subscriber’s incoming and outgoing call records. After the subscriber profiles are established, FraudX continually compares each subscriber’s calling activity to his or her profile and to known fraudulent profiles, constantly monitoring events and generating alerts in case of usage pattern deviation. FraudX also allows for subtle variations in subscriber activity and updates the subscribers’ profiles with new, legitimate calling patterns as they emerge.

Other Outsourcing Services

We also offer a broad range of additional value-added outsourcing services. These services help customers address declining voice ARPU, reduce operating costs and reduce customer turnover.

Our primary other outsourcing services include Prepaid Wireless, Fleet-On-Track and STREAMLINER.

•
Prepaid Wireless—We offer a leading network-based prepaid wireless solution that enables carriers to offer national prepaid service to their subscribers. Our prepaid wireless service enables subscribers to make and receive calls throughout North America and to make calls with the same dialing pattern as post-paid, with no access codes or personal identification numbers. The service tracks prepaid airtime levels and alerts subscribers when airtime accounts are exhausted. Prepaid wireless is available in two deployment options. As a service bureau offering, we own and maintain the entire prepaid solution. As a hybrid offering, the wireless operator owns and maintains the on-site call management hardware, while we own and maintain the database and real-time rating engine hardware and software.

•
Fleet-On-Track—Fleet-On-Track is a platform technology that enables trucking and other distribution companies to track their fleets of vehicles throughout the country, providing for better utilization and resource management. This solution was a precursor to our work as the original developer of the OnStar technology that provides wireless access to directions, restaurant guides and emergency roadside assistance.

•
STREAMLINER—STREAMLINER allows wireless carriers to present their enterprise customers with a single consolidated bill when service is provided by multiple carriers across different markets. This solution also helps enterprise customers to better understand their wireless invoice by providing a tool that analyzes complex business account structures and large volumes of usage data.

Customers

We serve more than 250 telecommunication service providers in 24 North American, Latin American, Asia Pacific and European countries with our extensive portfolio of solutions. We maintain strong and collaborative relationships with our customers which include wireless and wireline carriers such as ALLTEL, AT&T Wireless, CenturyTel, Cingular Wireless, Dobson Communications, Sprint PCS, U.S. Cellular Corp. and Verizon Wireless as well as wireline carriers such as XO Communications. We also serve wireless companies in Latin America, Asia/Pacific and Europe, including China Unicom, NTT DoCoMo, T-Mobile International and Telefónica, among others. We believe that maintaining strong relationships with our customers is one of our core competencies and that maintaining these relationships is critical to our long term success.

Our top ten customers accounted for approximately 67.8% of our revenues for the year ended December 31, 2001. Our largest customer is Verizon (Verizon Wireless, Verizon Network Services and other Verizon affiliates), which accounted for approximately 33.9%, 33.1% and 33.9%, of our revenues in 2001, 2000 and 1999, respectively. In connection with the Transactions, we entered into a revenue guaranty agreement with respect to revenues from Verizon Wireless. Our customer base includes wireless companies in the U.S., Latin America, Asia/Pacific and Europe. In addition, we also provide services to wireline providers such as competitive local exchange carriers, local exchange carriers and interexchange carriers.

Historically, we have experienced a low level of customer turnover and have contract renewal rates averaging approximately 88.0% over the last three years. This dedication to provide superior solutions and services to our customers is evident in that we currently serve all of the top ten wireless carriers in the U.S. and many premier wireline providers.

Sales and Marketing

Our Sales and Marketing organizations include 124 people (as of June 30, 2002) who work together to identify and address customer needs and concerns, deliver comprehensive services, develop a clear and consistent corporate image and offer a best-in-class customer support system designed to give customers efficient, courteous and expert advice on a timely basis.

•
Sales.    Sales managers operate on a regional basis, have primary customer responsibility and take a consultative approach to sales. Account assignments are determined based on the size and nature of customers. A regional sales manager may be responsible for as few as one or as many as 40 different accounts. Each regional sales manager belongs to one of three primary areas of responsibility: North American Wireless, North American Wireline or Global Wireless Services. Compensation for our sales force is composed of an industry-competitive base salary and a variable component based on sales quota attainment.

•
Marketing.    Our marketing organization is comprised of segment managers, product managers and marketing services employees. Segment managers are responsible for working with the sales organization to develop segment-specific pricing options, current and future product needs, revenue forecasts and projected market opportunities. Market development personnel work with segment and product management personnel for identification, analysis and execution of market opportunities related to product extensions. Our product managers are responsible for managing the product’s positioning through the life cycle as well as managing costs and initial pricing. This includes development of a product plan, product development requirements, resource planning and vendor management if appropriate. Each product manager coordinates a cross-functional product team with participants from several functional areas within our organization including sales, enterprise technology and operations. These product team participants are responsible for coordinating the execution of the product plan within their functional teams. Marketing services employees work with segment managers and product managers to determine appropriate allocation of funding for and coordinate advertising, promotions, media relations, speaking opportunities, trade shows and our users’ group.

Operations and Customer Support

We have 194 employees (as of June 30, 2002) from a number of groups within our organization dedicated to managing our own internal operations and processes and supporting our customers.

•
Network Operations Center.    We maintain a state-of-the-art Network Operations Center (NOC) that actively monitors our applications network and our connections to our customers, providing support both domestically and internationally 24 hours a day, seven days a week, 365 days a year. Our NOC proactively identifies potential application, operating system, network, switch connectivity and call processing problems and manages those problems through resolution with customers in conjunction with IXCs, LECs, field engineering, our internal product support and product development teams, and hardware and software vendors.

•
Internal Operations Support.    Our Internal Technology Support group manages our internal hardware and software technology program as well as the LAN, Internet, email and departmental server data centers for our employees. This group is responsible for the TSI Solution Gateway, our system for customer problem management, and also provides management information software solutions and support that enable efficient operations within our organization. Other internal operations functions include information security, supplier management, facilities management and disaster recovery. All provide mission-critical support to our employees in achieving strategic objectives and help ensure our ability to continue to serve our customers effectively.

•
Customer Service, Documentation and Training.    Our Customer Service organization provides “front-line” support for our services to our global customers. New support personnel are recruited for their multi-lingual, interpersonal and customer care skills, and are provided intensive product training prior to accepting direct customer interface responsibility. Our Documentation and Training group publishes the technical documentation accompanying our portfolio of services in multiple languages, and also travels nationally and internationally to provide strategic customer training in our services suite. The group has established world-class training facilities in Tampa, where it sponsors regular customer and employee program offerings, and has also developed Web-based real-time training that our customers have successfully utilized as a remote training option.

Enterprise Technology

Our Enterprise Technology group comprises 344 professionals (as of June 30, 2002) and performs all functions associated with the design, development, testing, implementation and operational support of our services. The Enterprise Technology group balances our technology and business priorities and enhances our ability to deliver timely and cost-effective solutions.

The primary functions of our Enterprise Technology group include:

•
System Architecture.    The group constantly monitors technology developments to ensure that we leverage our legacy investments while developing new technologies that provide flexible and cost effective solutions to our customers.

•
Product Development and Life Cycle.    The group delivers new product developments, enhancements and maintenance releases in a timely manner and develops integrated solutions that address customer needs across multiple functions.

•
Network Engineering.    The group works closely with our other functional departments and vendors to ensure that we are engineering and monitoring network solutions to provide the required level of service to our customers.

•	Product Implementation. The group has ultimate responsibility for installing our services for our customers and for ensuring compliance with customer specifications and quality control guidelines.

•
Operational System Support.    The group is responsible for maintaining the high overall quality of customer service through growth management, system performance management, capacity planning and system tuning.

Business Development and Strategy

Our Business Development and Strategy organization is composed of 28 people (as of June 30, 2002) and is responsible for strategy development, new business initiatives, first office applications, technology planning and market planning.

•
Business Development.    This group is responsible for developing integrated and achievable short– and long-term business plans in support of our vision and strategic plan. This responsibility extends from initial concept through first customer implementation, including strategic partnership development and contract negotiations.

•
Strategic Analysis.    This group develops and aligns our corporate strategy, market strategy and market planning in addition to performing competitive analysis, market research and market assessments. This group is also our focal point for alliance, joint venture, merger and acquisition recommendations and analysis.

•
Technology and Architecture Strategy.    This group develops strategies that leverage technology evolution and designs solutions to technical problems associated with our core business and new business initiatives. The professionals in this group are experts in telecommunication technologies such as billing, messaging, wireless data, voice telephony, international communications, interstandard roaming and networking. These subject-matter experts lead the technical aspects of the business development process and work closely with our Enterprise Technology and Marketing groups to identify solutions related to new business opportunities or to solve industry-wide customer problems.

Competition

We believe we are the only company that offers a full suite of technology interoperability, network and call processing services. However, we compete with a number of U.S. and international companies in specific areas of our business.

•
Technology Interoperability Services.    Our primary competitors in the U.S. technology interoperability market are EDS and Verisign. Internationally, our ACCESS and ACCESS S&E services compete with EDS, MACH and Dan Net. In the wireline clearinghouse services marketplace, we encounter Communications Data Group (CDG), INTEC Telecom Systems/CHA Systems, Aptis/EUR Data Center and Daleen Technologies. Certain wireless carriers also choose to deploy in-house interoperability and billing solutions for clearing internal and affiliate traffic.

•
Network Services.    Our competitors for SS7 network connectivity and intelligent network services include Verisign, Southern New England Telephone (SNET), Transaction Network Services (TNS) and regional Bell operating companies. Wireless and wireline carriers may also choose to deploy and manage their own in-house SS7 networks. Our Inpack packet data network service competes with a variety of carriers including Sonera and Cable & Wireless in the U.S. and also Global Crossing, France Telecom, KPNQwest, and Confone (a subsidiary of Swisscom) internationally.

•
Call Processing Services.    Our call processing services primarily compete with turn-key products from vendors such as Logica and HNC Software/Systems Link. Internationally, we compete primarily with turn-key product vendors such as Logica. Our subscriber verification and key management services compete with CMG Telecommunication Inc., DSC Communications, HNC Software/SystemsLink and others. Our wireless fraud prevention solutions compete primarily with carrier-deployed software solutions from Bassett Telecom Solutions, HNC Software/SystemsLink, Compaq, Dynamics Research Corp (DRC), ECTel, Lightbridge/Corsair and others. Also, certain carriers may choose to deploy in-house call processing and fraud detection and prevention solutions.

•
Other Outsourcing Services.    We compete with Boston Communications Group, Lightbridge/Corsair, HNC Software/SystemsLink and others in the provisioning of prepaid wireless account management services. Certain wireless carriers have developed their own services rather than utilize our STREAMLINER service.

Competitive factors in the market for our services primarily include breadth and quality of services offered, price, development capability and new product innovation.

Properties

As of June 30, 2002, our principal facility was 170,049 square feet of leased office space in Tampa, Florida that we use for headquarters and administration purposes. The lease expires on October 31, 2006, subject to renewal terms. We lease several other small immaterial facilities for office space and STP equipment storage.

We consider our properties to be in good condition generally and believe that our facilities are adequate to meet our anticipated requirements.

Employees

At June 30, 2002, we had approximately 745 employees, including 739 full-time and 6 part-time employees, none of whom are represented by a union.

Governmental Regulation

We are not subject to the direct regulation of the FCC or any state utility regulatory commission. Some of our customers, however, may be subject to federal or state regulation that could have an indirect effect on our business. Because we do not provide voice-grade or data services that are deemed to be common carrier telecommunication services, we do not anticipate that our services will be subject to regulation by the FCC or state public utility commissions.

Environmental Regulation

We are subject to a broad range of federal, foreign, state and local laws and regulations relating to the pollution and protection of the environment and health and safety. Among the many environmental requirements applicable to us are laws relating to air emission, wastewater discharges and the handling, disposal and release of solid and hazardous substances and wastes. Based on continuing internal review and advice from independent consultants, we believe that we are currently in substantial compliance with applicable environmental requirements.

We are also subject to laws, such as CERCLA, that may impose liability retroactively and without fault for releases or threatened releases of hazardous substances at on-site or off-site locations. We are not aware of any material releases for which we may be liable under CERCLA or any other environmental or health and safety law.

We do not currently anticipate any material adverse effect on our operations, financial condition or competitive position as a result of our efforts to comply with environmental requirements. Some risk of environmental liability is inherent, however, in the nature of our business, and we cannot assure you that material environmental liabilities will not arise. It is also possible that future developments in environmental regulation could lead to material environmental compliance or cleanup costs.

Legal Proceedings

We are currently a party to various claims and legal actions that arise in the ordinary course of business. We believe such claims and legal actions, individually and in the aggregate, will not have a material adverse effect on our business, financial condition or results of operations.

Intellectual Property Rights

We consider our patents, patent licenses and trademarks, in the aggregate, to be important to our business and seek to protect this proprietary know-how in part through U.S. and foreign patent and trademark registrations. Certain of our patents are also important individually. We currently maintain 53 registered trademarks and seven patents in the United States and in foreign countries. In addition, we maintain certain trade secrets for which, in order to maintain the confidentiality of such trade secrets, we have not sought patent protection. In connection with the Transactions and for no additional cash consideration, the company entered into an intellectual property agreement with Verizon Communications and Verizon Information Services pursuant to which:

•	the company and the Verizon companies each conveyed an undivided joint ownership interest to the other in certain of their respective unregistered intellectual property;

•
the Verizon companies and their affiliates granted a limited, royalty-free, non-exclusive, worldwide license of certain of their respective registered intellectual property to the company and its affiliates;

•	the company granted a limited royalty-free, non-exclusive, worldwide license of certain of its registered intellectual property to the Verizon companies and their affiliates;

•
the Verizon companies and their affiliates granted a limited, royalty-free, non-exclusive, worldwide license of certain third-party intellectual property to the company pursuant to their right to sublicense such materials;

•	the Verizon companies conveyed and transferred to the company certain of their intellectual property; and

•
the Verizon companies and their affiliates generally agreed to be indefinitely prohibited from using any of the intellectual property that the company licenses to them under the intellectual property agreement to offer goods or services that compete with the company, whether such goods or services are provided to third parties or used internally.

See “Certain Relationships and Related Transactions—Intellectual Property Agreement.”

MANAGEMENT

Directors and Executive Officers

Upon consummation of the Transactions, the company became a wholly-owned subsidiary of TSI Inc., a corporation owned by TSI LLC, whose members include affiliates and co-investors of GTCR Golder Rauner, LLC and members of our senior management.

The executive officers and directors of the company are as follows:

Name	Age	Position
G. Edward Evans	41	Chief Executive Officer; Director
Michael Hartman	54	President
Raymond L. Lawless	46	Chief Financial Officer
Michael O’Brien	37	Vice President—Marketing/Business Development
Paul A. Wilcock	55	Vice President—Technology
Wayne Nelson	41	Vice President—Controller
Gilbert Mosher	55	Vice President—Operations/Customer Support
Christine Wilson Strom	54	Vice President—Human Resources
Robert Garcia, Jr.	40	General Counsel
Charles A. Drexler	47	Vice President—Sales
David A. Donnini	37	Director
Collin E. Roche	31	Director
Odie C. Donald	53	Director

G. Edward Evans became our Chief Executive Officer and Director as of the closing of the Transactions in February 2002. From January 1997 until January 2002, Mr. Evans was employed by Dobson Communications Corporation, serving as the President of its cellular subsidiaries and then as the President and Chief Operating Officer of Dobson Communications Corporation itself. Mr. Evans was employed by BellSouth Mobility, Inc. from 1993 to 1996, serving as General Manager—Kentucky, Director of Field Operations at BellSouth’s corporate office in Atlanta and Director of Marketing—Alabama. He was an Area Manager and a Market Manager of U.S. Cellular from 1990 to 1993 and was Sales Manager of GTE Mobilnet from 1989 to 1990. Mr. Evans serves on the board of the CTIA. He holds an MBA from Georgia State University.

Michael Hartman has served as President of TSI Telecommunication Services Inc. since July 2000. In connection with the Transactions, Michael Hartman entered into a Consulting Agreement with the company pursuant to which Mr. Hartman agreed to provide consulting services to the company and retain the title of President for a period of one year. Prior to July 2000, he was Area President of GTE Wireless, where he was responsible for directing GTE Wireless’s cellular business in the Florida/Gulf Coast area from 1997 to 2000 and in the Carolinas from 1996 to 1997. Mr. Hartman began his GTE career in 1972 as a management scientist for GTE Data Services in Tampa, Florida and held various sales, marketing and management positions within the organization. Mr. Hartman holds a BS in Industrial Engineering and an MS in Operations Research from The Ohio State University.

Raymond L. Lawless became our Chief Financial Officer as of the closing of the Transactions in February 2002. From October 2001 to February 2002, Mr. Lawless provided financial consulting services to telecommunication companies. Mr. Lawless worked for Intermedia Communications Inc. from April 1997 to September 2001 serving as Vice President Finance and Treasurer. During his tenure at Intermedia, Mr. Lawless was responsible for capital formation, treasury operations, risk management, corporate development, forecasting, strategic planning, budgeting, management reporting and investor relations support. Prior to that, Mr. Lawless spent 18 years at Bell Atlantic Corporation in various finance positions. Mr. Lawless holds a BS in Business Administration from West Chester University and an MBA from the University of Arkansas.

Michael O’Brien has served as Vice President—Marketing/Business Development since September 2002. Prior to that he served as Vice President—Marketing from August 2001 to September 2002. Previously he served as Assistant Vice President—Marketing from November of 2000 to August 2001 and Marketing Director—North American Wireless from June of 1999 to November of 2000. From January of 1999 to June of that same year, Mr. O’Brien worked as an independent consultant. From August of 1997 to January of 1999, Mr. O’Brien held the position of Director of Operations at GE LogistiCom, a satellite communications business. Prior to his employment with GE LogistiCom, Mr. O’Brien served as a Product Manager of the company from March of 1996 to August of 1997. He has over 8 years experience at the company in various marketing and operations positions. Mr. O’Brien holds a BS in Computer Science from the University of Virginia.

Paul A. Wilcock has served as Vice President—Technology since September 2002. Prior to that he served as Vice President—Business Development and Strategy from August 2001 to September 2002. Having joined the company in 1992, Mr. Wilcock previously served as Assistant Vice President—Business Development and Strategy, Assistant Vice President—Marketing, Director—Product Development and Support Services and Director—Enterprise Technology. Mr. Wilcock began his GTE career in 1975 and has held numerous positions of increasing responsibility in engineering, operations, marketing and strategy development. Mr. Wilcock graduated in Telecommunications from Leeds College of Engineering and Science (England) and holds an MBA from Wake Forest University.

Wayne Nelson has served as Vice President—Controller since August 2002. From September 2000 to August 2002 Mr. Nelson served as Director—Finance and previously he served as Director—Customer Support. Mr. Nelson began his GTE career as a Finance Associate in 1987. He has over 10 years experience with the company in various marketing, operations and finance positions. Mr. Nelson holds a BA in Economics from the University of Rochester and an MBA in Finance/Statistics from Rutgers University.

Gilbert Mosher has served as Vice President—Operations/Customer Support since August 2001 and previously served as Assistant Vice President—Information Technology, responsible for overseeing the company’s software development. Prior to that, Mr. Mosher held various positions with increasing responsibility in the technical and management areas beginning with a position as a Programmer Analyst with GTE in 1979. Mr. Mosher joined the company in January, 1996 as Assistant Vice President—Information Technology. He earned a BS in Professional Management from Nova Southeastern University and was elected as a member of Alpha Chi, National College Honor Scholarship Society. He also holds an MBA from Nova Southeastern University.

Christine Wilson Strom has served as Vice President—Human Resources since August 2002. Previously Ms. Strom served as Director—Human Resources from August 1989. Ms. Strom has over 25 years of human resources experience and, prior to joining GTE, held human resources leadership positions with corporations in the banking, insurance and relocation industries. Ms. Strom holds a BS in Industrial Relations from The Ohio State University.

Robert Garcia, Jr. became our General Counsel as of the close of the Transactions in February 2002. Prior to being appointed to General Counsel, he served as Associate General Counsel since September 2000. Mr. Garcia joined the company in 1995 as in-house legal counsel. Prior to that, he was in private practice in Washington, D.C. Mr. Garcia received his law degree from the National Law Center, George Washington University and has a BA in Political Science from the University of South Florida.

Charles A. Drexler became our Vice President—Sales in June 2002. Prior to joining the company, Mr. Drexler served as director-project development for MetroPCS from March 2002 to June 2002. Mr. Drexler provided consulting services to the telecommunications companies from August 2001 to March of 2002. From

1989 to July 2001, Mr. Drexler held positions of increasing responsibility at Lucent/AT&T. During his tenure at Lucent/AT&T he was responsible for managing and developing domestic and international sales territories. Mr. Drexler holds a bachelor’s degree in education from the University of Texas-El Paso.

David A. Donnini has served as a Director since the closing of the Transactions in February 2002. Mr. Donnini is currently a Principal of GTCR Golder Rauner, LLC, which he joined in 1991. He previously worked as an associate consultant with Bain & Company. Mr. Donnini earned a BA in Economics from Yale University and an MBA from Stanford University. Mr. Donnini is a director of various companies including American Sanitary, Cardinal Logistics Management, U.S. Aggregates, U.S. Fleet Services, InfoHighway Communications Corporation, InteCap (formerly Technology Dispute & Resolution Consulting), Coinmach Laundry Corporation, Synagro Technologies, Polymer Group and Polypore.

Collin E. Roche has served as a Director since the closing of the Transactions in February 2002. Mr. Roche is a Vice President of GTCR Golder Rauner, LLC, which he joined in 1996. Previously, Mr. Roche worked as an investment banking analyst at Goldman, Sachs & Co. and as an associate at Everen Securities (now First Union Securities). He received a BA in Political Economy from Williams College. He also holds an MBA from Harvard Business School. At GTCR, Mr. Roche has worked with management of AppNet, CompBenefits, Intecap (formerly Technology Dispute & Resolution Consulting) and Cambridge Protection Industries. Mr. Roche serves on the board of directors of Transaction Network Services, InfoHighway Communications Corporation and TransFirst.

Odie C. Donald has served as a Director since August 2002. Mr. Donald has been a consultant to DIRECTV, Inc., a direct broadcast satellite television service and a unit of Hughes Electronics Corporation, since July 2001. From April 2000 to July 2001, Mr. Donald was President of DIRECTV. From March 1999 to April 2000 he was Chief Executive Officer of Cable & Wireless Caribbean and Atlantic Islands Plc. Prior to that, Mr. Donald spent 25 years with BellSouth Corporation, where he held various positions, including Group President—Customer Operations from 1998 to 1999 and President of Bellsouth Mobility from 1992 to 1998. Mr. Donald serves on the board of directors of Darden Restaurants Inc.

Except as described herein, there are no arrangements or understandings between any member of the management committee or executive officer and any other person pursuant to which that person was elected or appointed to his position.

Our Board of Directors has the power to appoint officers. Each officer will hold office for the term determined by our Board of Directors and until such person’s successor is chosen and qualified or until such person’s death, resignation or removal.

Board Committees

Our only Board committee is currently a compensation committee, although the Board may create additional committees in the future. The compensation committee administers our benefit plans and makes recommendations concerning compensation of our employees. The compensation committee consists of Mssrs. Evans, Donnini and Roche.

Compensation of Directors

None of our directors currently are entitled to receive any fees for serving as directors or serving on Board committees. Under the TSI Telecommunication Holdings, Inc. Non-Employee Directors Stock Option Plan, non-employee directors of TSI Inc. who do not have an equity interest in TSI LLC are entitled to receive options to purchase 50,000 shares of TSI Inc.’s non-voting common stock upon joining TSI Inc.’s board of directors. See “—Non-Employee Directors Stock Option Plan.” None of our directors, except for Mr. Donald, currently is eligible to receive options under this plan. All of our directors are reimbursed for out-of-pocket expenses related to their service as directors.

Compensation of Executive Officers

Summary Compensation Table

The following table summarizes compensation awarded or paid by us during 2001 and 2000 to our President and our four next highly compensated executive officers.

		Annual Compensation
Name and Principal Position	Year	Salary		Bonus		All Other Compensation
Michael Hartman(1) President	2001 2000	$208,000 56,000	(4) (5)	$397,925 139,700	(6)	$40,866 7,539
Paul Wilcock Vice President—Business Development and Strategy	2001 2000	169,046 157,323		264,750 140,600	(7)	8,267 8,091
Robert Clark(2) Vice President—Enterprise Technology	2001 2000	160,288 148,723		173,650 140,850	(8)	7,030 7,613
Gilbert Mosher Vice President—Operations/Customer Support	2001 2000	149,500 138,692		155,525 50,100	(9)	6,730 6,552
Douglas Meyn(3) Vice President—Sales	2001 2000	144,085 133,630		140,725 48,300	(10)	660 6,957

(1)	Mr. Hartman became President of the company during July 2000 and began receiving a salary from the company on September 17, 2000.
(2)	Mr. Clark has resigned effective August 30, 2002.
(3)	Mr. Meyn’s employment with the company was terminated on May 1, 2002.
(4)	This amount of salary includes $38,000 of deferred compensation.
(5)	This amount of salary includes $10,230 of deferred compensation.
(6)	Mr. Hartman’s 2001 bonus is comprised of an incentive bonus of $153,000 and a retention bonus of $244,925.
(7)	Mr. Wilcock’s 2001 bonus is comprised of an incentive bonus of $52,000 and a retention bonus of $212,750.
(8)	Mr. Clark’s 2001 bonus is comprised of an incentive bonus of $52,000 and a retention bonus of $121,650.
(9)	Mr. Mosher’s 2001 bonus is comprised of an incentive bonus of $41,000 and a retention bonus of $114,525.
(10)	Mr. Meyn’s 2001 bonus is comprised of an incentive bonus of $40,400 and a retention bonus of $100,325.

The following table identifies and quantifies the individual amounts included in of All Other Compensation for each person listed:

Name		Flex Spending(1)	Premium Refund(2)		Parking Reimbursement	Financial Planning(3)	Employer Matching Contribution for 401(k)	Company Match on Executive Salary Deferral
Michael Hartman	2001 2000	$16,000 4,699	$	— 25	$660 —	$9,000 6,000	$7,650 1,315	$7,556 —
Paul Wilcock	2001 2000	— —		— 121	660 660	— —	7,607 7,310	— —
Robert Clark	2001 2000	— —		— 34	660 660	— —	6,370 6,919	— —
Gilbert Mosher	2001 2000	— —		— 106	— —	— —	6,730 6,446	— —
Douglas Meyn	2001 2000	— —		— 86	660 660	— —	6,211	— —

(1)	During 2000, the company decided to eliminate a car allowance and an allowance for club fees. Flex spending was designed to replace these two allowances.
(2)
This refund was issued to former GTE employees, who participated in MetLife Inc.’s Grandfathered Supplemental Employee Life Insurance & Dependent Life Insurance, when MetLife Inc. converted to a publicly held stock company through demutualization.

(3)	Financial planning compensation is an amount to be used in connection with the executive’s personal financial and estate planning.

The following table shows all grants of options to the named executive officers during 2001. All share amounts and options shown in the table have been adjusted to reflect the conversion of awards denominated in GTE common stock, options or other stock equivalents prior to the June 2000 merger between GTE and Bell Atlantic, into Verizon common stock or common stock equivalents. Verizon common stock, options or stock equivalents have been adjusted to reflect a June 1, 1998 stock split. Pursuant to SEC rules, the table also shows the value of the options granted at the end of the option terms (ten years) if the stock price were to appreciate annually by 5% and 10%, respectively. There is no assurance that the stock price will appreciate at the rates shown in the table.

Verizon Option Grants in Last Fiscal Year

	Number of Securities Underlying Options Granted	% of Total Options Granted to Verizon Employees in Fiscal Year				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
Name			Exercise Price Per Share(1)		Expiration Date	5%	10%
Michael Hartman	23,810	*	$56.22	(3)	1/10/2011	$841,837	$2,133,381
Paul Wilcock	6,500 3,380	* *	56.22 55.54	(3) (3)	1/10/2011 1/10/2011	229,817 118,059	582,401 299,186
Robert Clark	6,500 3,380	* *	56.22 55.54	(3) (3)	1/10/2011 1/10/2011	229,817 118,059	582,401 299,186
Gilbert Mosher	6,500 3,380	* *	56.22 55.54	(3) (3)	1/10/2011 1/10/2011	229,817 118,059	582,401 299,186
Douglas Meyn	6,500 3,380	* *	56.22 55.54	(3) (3)	1/10/2011 1/20/2011	229,817 118,059	582,401 299,186

*	Less than 1%.
(1)	Exercise price equals 100% of the fair market value of the common stock on the date of grant.
(2)
Potential realizable values are net of exercise price, but before deduction of taxes associated with exercise. A zero percent gain in stock price will result in zero dollars for the optionee. The dollar amounts indicated in these columns are the result of calculations assuming growth rates required by the rules of the Securities and Exchange Commission. These growth rates are not intended to forecast appreciation, if any, of the price of Verizon common stock.

(3)
The options generally become exercisable in three equal annual installments, on the first three anniversary dates of the date of grant. No option may be exercised until the expiration of one year from the date of grant. All outstanding options vested upon completion of the acquisition and will expire on the earlier of ten years after the date of grant or five years after the acquisition closing date.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

	Shares Acquired on Exercise	Value Realized	Number of securities underlying unexercised options/SARs at fiscal year end		Value of unexercised in- the-money options/SARs at fiscal year end(1)
Name			Exercisable	Unexercisable(2)	Exercisable	Unexercisable(2)
Michael Hartman	1,952	$58,891	56,901	118,163	$353,403	$65,920
Paul Wilcock	2,196 4,270	42,009 64,647	15,511	15,971	13,045	5,356
Robert Clark	4,270 4,514	72,552 24,511	10,235	15,205	—	5,356
Gilbert Mosher	—	—	18,814	14,966	51,175	5,356
Douglas Meyn	1,423 3,009	21,688 31,880	9,669	14,647	—	5,356

(1)	Based on the fair market value of the common stock of Verizon on December 31, 2001 ($47.46 per share) less the option exercise price.
(2)	All outstanding options vested upon completion of the acquisition in February 2002.

Compensation Committee Interlocks and Insider Participation

Our entire Board of Directors made all decisions concerning compensation of executive officers. Other than Mr. Hartman, none of our officers or employees participated in deliberations concerning those compensation matters.

The compensation arrangements for our chief executive officer and each of our executive officers are established pursuant to the terms of the respective employment agreements between TSI Inc. and each executive officer. The terms of the employment agreements were established pursuant to arms-length negotiations between representatives of the equity sponsor and each executive officer in connection with the Transactions.

Employment Agreements

In his senior management agreement, Mr. Evans agrees to serve as our chief executive officer until he resigns or until we terminate his employment. While employed by us, Mr. Evans will receive an annual base salary of $400,000, subject to increase by our board of directors. For each fiscal year of employment, Mr. Evans will be eligible for an annual bonus of up to 50% of his annual base salary and will be entitled to any other benefits approved by our board of directors. During Mr. Evans’ employment, Evans Motor Sports LLC, an entity owned by Mr. Evans, will be entitled to use an aircraft leased by the company. In connection with such use, Mr. Evans or Evans Motor Sports LLC will pay 25% of the monthly lease and other fixed costs for the aircraft and will reimburse the company for all operating costs of the aircraft in connection with such use.

Mr. Evans’ employment will continue until (i) he resigns without good reason, disability or death, (ii) our board of directors decides to terminate his employment with cause, (iii) our board of directors decides to terminate his employment without cause, or (iv) he terminates his employment for good reason. If his employment is terminated by us without cause or by Mr. Evans for good reason, then we will be obligated to pay Mr. Evans one-twelfth of his annual base salary per month for a six-month period commencing on the date of termination. Mr. Evans may then elect to receive these same severance payments for up to three additional six-month periods. However, any severance payments made to Mr. Evans will be reduced by the amount of any cash compensation he earns or receives with respect to any other employment during the period in which he is receiving severance.

Mr. Evans agrees to limitations on his ability to disclose any of our confidential information, and acknowledges that all inventions relating to his employment belong to us. Mr. Evans also agrees not to compete with us anywhere in the world or to solicit our employees for either the period during which he receives severance (if he is terminated without cause or if he resigns for good reason) or for two years after his termination (if he resigns without good reason or if we terminate his employment for cause).

Other members of our senior management team also entered into senior management agreements pursuant to which they agreed to be employed by the company under terms generally no less favorable to the company than Mr. Evans’ terms.

Consulting Agreement

In connection with the Transactions, Michael Hartman entered into a Consulting Agreement with the company pursuant to which Mr. Hartman agreed to provide consulting services to the company and retain the title of President for a period of one year. Mr. Hartman will receive consulting payments totaling $215,500, payable in two equal installments in January and February of 2003, but will not be entitled to any fringe benefits from the company.

Mr. Hartman agreed to limitations on his ability to disclose any of the company’s confidential information, and acknowledged that all inventions relating to his service to the company belong to the company. Mr. Hartman also agreed not to compete with the company anywhere in the world or to solicit the company’s employees for a period of one year following the closing of the acquisition.

Management Equity Arrangements

In connection with the Transactions, G. Edward Evans entered into a senior management agreement pursuant to which he:

•
acquired a strip of 1,979.35 Class B Preferred Units and 6,475,887.65 Common Units, which are referred to as “Co-Invest Units,” at a price of $1,000 per Class B Preferred Unit and $.0333 per Common Unit, which are the same prices as other equity investors paid;

•
acquired 5,855,855.86 additional Common Units which were available only for issuance to management investors and which are referred to as “Carried Units,” at a price of $.0333 per Carried Unit, which is the same price other equity investors paid for Common Units; and

•	committed to acquire up to approximately $196,000 of additional equity securities of TSI LLC under certain circumstances at the same price as other equity investors participating in any such purchase.

GTCR Fund VII, L.P. loaned Mr. Evans approximately $1,000,000 to fund a portion of the purchase price for his purchase of Co-Invest Units and Carried Units. This loan bears interest at a rate of 10.0% per annum.

Other members of our senior management team, including Messrs. Lawless, Wilcock, O’Brien, Nelson, Garcia, Clark, Drexler, Meyn and Mosher and Ms. Strom, also entered into senior management agreements pursuant to which they acquired an aggregate of 3,963,963.98 Carried Units at the same price as Mr. Evans. As a result of these purchases, 12% of our common equity is held by, or reserved for issuance to, our senior management team. See “Certain Agreements and Related Transactions—Senior Management Agreements.”

Founders’ Stock Option Plan

TSI Inc. adopted the TSI Telecommunication Holdings, Inc. Founders’ Stock Option Plan (the “Founders’ Option Plan”) on May 16, 2002. Non-employee directors, executives and other key employees of TSI Inc. or its subsidiaries are eligible for grants of stock options under the plan. The purpose of the stock option plan is to provide those persons who have a substantial responsibility for the management and growth of TSI Inc. and its subsidiaries with additional incentives by allowing them to acquire an ownership interest in TSI Inc.

A total of 1,000,000 shares of TSI Inc. non-voting common stock, representing approximately 1.0% of TSI Inc.’s currently outstanding common stock on a fully-diluted basis, are available for issuance under the Founders’ Option Plan, subject to adjustment in the event of a reorganization, recapitalization, stock dividend, stock split, merger or similar change in the outstanding shares of common stock. These shares may be, in whole or in part, authorized and unissued or held as treasury shares.

The compensation committee of TSI Inc.’s board of directors will administer the Founders’ Option Plan. Grants will be awarded under the Founders’ Option Plan entirely at the discretion of the compensation committee. As a result, TSI Inc. is unable to determine at this time the recipients, amounts and values of future benefits to be received under the Founders’ Option Plan. As of July 31, 2002, there were options to purchase 322,500 shares of TSI Inc.’s non-voting common stock granted and outstanding under this plan.

Eligibility

Non-employee directors, executives and key employees of TSI Inc. and its subsidiaries who do not have an equity interest in TSI LLC will be eligible to receive grants under the Founders’ Option Plan. However, only employees may receive grants of incentive stock options. In each case, the compensation committee will select the actual grantees.

Stock Options

Under the Founders’ Option Plan, stock options granted will be presumed to be nonqualified stock options and are not intended to be incentive stock options within the meaning of Section 422A of the Internal Revenue Code unless clearly indicated by the compensation committee in the underlying stock option agreement, in which case such stock options will be consistent with and contain all provisions required under Section 422 of the Internal Revenue Code.

The compensation committee will determine the exercise price of any stock option at its discretion. The exercise price of any stock option may be paid in any of the following ways:

•	in cash,

•	by delivery of a promissory note, in the discretion of the compensation committee,

•
if there is a public market for the common stock, by delivery of outstanding shares of common stock that have been owned by the grantee for a minimum of six months and one day with a fair market value on the date of exercise equal to the exercise price payable with respect to the stock options’ exercise,

•
if there is a public market for the common stock, through a “same day sale” commitment from a grantee and a broker-dealer that is a member of the National Association of Securities Dealers, Inc. (a “NASD Dealer”) reasonably acceptable to the compensation committee, in which the grantee irrevocably elects to exercise the stock option and sell a portion of the common stock so purchased to pay for the exercise price and in which the NASD Dealer irrevocably commits upon receipt of such common stock to forward the exercise price directly to TSI Inc.,

•
if there is a public market for the common stock, through a “margin” commitment from a grantee and a NASD Dealer in which the grantee irrevocably elects to exercise the stock option and to pledge the common stock so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the exercise price, and in which the NASD Dealer irrevocably commits upon receipt of the common stock to forward the exercise price to TSI Inc., or

•	any combination of the foregoing.

The compensation committee will determine the term of each stock option in its discretion. However, no term may exceed ten years from the date of grant or, in the case of an incentive stock option granted to a person who owns stock constituting more than 10% of the voting power of all classes of stock of TSI Inc. or any of its subsidiaries, five years from the date of grant. In addition, all stock options awarded under the Founders’ Option Plan, whether or not then exercisable, generally cease vesting when a grantee ceases to be a non-employee director, executive or employee of, or to otherwise perform services for, TSI Inc. or its subsidiaries.

There are, however, exceptions for stock options vested and exercisable on the date of termination depending upon the circumstances of cessation. In the case of a grantee’s death or disability, such stock options will expire 180 days after the date of the grantee’s death or long-term disability. In the event of retirement approved by the board of directors of TSI Inc., the grantee’s stock options will expire 90 days after the date of the grantee’s retirement. In addition, if a grantee is discharged other than for good cause, the grantee’s stock options will expire 90 days after the date of the grantee’s discharge.

Vesting, Withholding Taxes and Transferability of Stock Options

The terms and conditions of each award made under the Founders’ Option Plan, including vesting requirements, will be set forth, consistent with the plan, in a written agreement with the grantee.

The grantees under the Founders’ Option Plan are liable for any withholding taxes required to be withheld upon exercise of the grantee’s stock options. TSI Inc. is entitled under the Founders’ Option Plan to withhold from any grantee the amount of any withholding or other tax due from TSI Inc. with respect to any common stock issuable under the stock options, and TSI Inc. may defer the exercise of the stock options or the issuance of the common stock following exercise unless indemnified to its satisfaction.

No award made under the Founders’ Option Plan will be transferable other than by will or the laws of descent and distribution, and each award may be exercised only by the grantee or his or her legal guardian or legal representative.

Amendment, Suspension and Termination of Founders’ Option Plan

The board of directors of TSI Inc. or the compensation committee may suspend or terminate the Founders’ Option Plan or any portion of the plan at any time and may amend it from time to time in such respects as the board of directors or the compensation committee may deem advisable, except that no amendment will become effective without prior approval of TSI Inc.’s shareholders if such approval is necessary for continued compliance with laws, agreements, or stock exchange listing requirements. Furthermore, any termination may not impair the rights of participants under outstanding stock options without the affected participant’s consent. No stock options will be granted under the Founders’ Option Plan after five years from the date the stock option plan is adopted or the date the stock option plan is approved by TSI Inc.’s shareholders, whichever is earlier.

Non-Employee Directors Stock Option Plan

The board of directors of TSI Inc. adopted the TSI Telecommunication Holdings, Inc. Non-Employee Directors Stock Option Plan (the “Non-Employee Directors Plan”) on August 2, 2002. The purpose of the Non-Employee Directors Plan is to provide inducement to obtain and retain the services of qualified persons as members of TSI Inc.’s board of directors and to align more closely the interests of such persons with the interests of TSI Inc.’s stockholders.

A total of 300,000 shares of TSI Inc. non-voting common stock, representing approximately 0.3% of TSI Inc.’s currently outstanding common stock on a fully-diluted basis, are available for issuance under the Non-Employee Directors Plan, subject to adjustment in the event of a reorganization, recapitalization, stock dividend, stock split, combination or other reclassification in the outstanding shares of common stock. These shares may be, in whole or in part, authorized and unissued or held as treasury shares. As of June 30, 2002 there were no options granted or outstanding under this plan as the plan had not yet been adopted. As of August 31, 2002, options to purchase 50,000 shares were issued and outstanding under this plan.

A committee designated by TSI Inc.’s board of directors will administer the Non-Employee Directors Plan. Each eligible participant under the Non-Employee Directors Plan will be granted options to purchase 50,000 shares of common stock of TSI Inc. on the later to occur of (i) the election of such participant as a director of TSI Inc. or (ii) the establishment of the Non-Employee Directors Plan.

Eligibility

Non-employee directors of TSI Inc. who do not have an equity interest in TSI LLC will be eligible to receive grants under the Non-Employee Directors Plan.

Stock Options

Stock options granted under the Non-Employee Directors Plan will be presumed to be nonqualified stock options and are not intended to be incentive stock options within the meaning of Section 422 of the Internal Revenue Code unless clearly indicated by the designated committee in the underlying stock option agreement, in which case such stock options will be consistent with and contain all provisions required under Section 422 of the Internal Revenue Code.

The exercise price per share of common stock will be 100% of the fair market value of a share of common stock of TSI Inc. on the date of grant, taking into account for so long as the shares of TSI Inc. are not listed on the Nasdaq National Market all relevant factors determinative of value as solely determined by the designated committee and subject to adjustment in the event of a reorganization, recapitalization, stock dividend, stock split, combination or other reclassification affecting the shares of common stock of TSI Inc.

Any option granted under the Non-Employee Directors Plan will be exercisable only during the grantee’s term as a director of TSI Inc., except that an option may be exercisable by a holder for a period of 180 days after such grantee fails to be re-elected as a director of TSI Inc. and an option may be exercisable for up to 1 year after the death of a grantee while a director of TSI Inc., except that such option will be exercisable only to the extent that the grantee was entitled to exercise on the date of such grantee’s death or failure to be re-elected and only to the extent that the option would not have expired had the grantee continued to be a director of TSI Inc.

In the event of a change in control of TSI Inc. other than as a result of an initial public offering, the options granted under the Non-Employee Directors Plan will immediately vest and become exercisable and such options will terminate if not exercised as of the date of the change in control or other prescribed period of time. Further, in the event of the liquidation or dissolution of TSI Inc., the options will terminate immediately prior to the liquidation or dissolution.

The exercise price of any stock option may be paid in any of the following ways:

•	in cash;

•	by delivery of a promissory note, in the discretion of the designated committee;

•
by delivery of outstanding shares of common stock that have been owned by the grantee for a minimum of six months and one day with a fair market value on the date of exercise equal to the exercise price payable with respect to the stock option’s exercise;

•
if there is a public market for the common stock, through a “same day sale” commitment from a grantee and a broker-dealer that is a member of the National Association of Securities Dealers, Inc. (a “NASD Dealer”) reasonably acceptable to the designated committee, in which the grantee irrevocably elects to exercise the stock option and sell a portion of the common stock so purchased to pay for the exercise price and in which the NASD Dealer irrevocably commits upon receipt of such common stock to forward the exercise price directly to TSI Inc.;

•
if there is a public market for the common stock, through a “margin” commitment from a grantee and a NASD Dealer in which the grantee irrevocably elects to exercise the stock option and to pledge the common stock so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the exercise price, and in which the NASD Dealer irrevocably commits upon receipt of the common stock to forward the exercise price to TSI Inc.; or

•	any combination of the foregoing, except that the designated committee may require that the exercise price be paid in cash.

The designated committee will determine the term of each stock option in its discretion. However, no term may exceed ten years from the date of grant or, in the case of an incentive stock option granted to a person who owns stock constituting more than 10% of the voting power of all classes of stock of TSI Inc. or any of its subsidiaries, five years from the date of grant. The designated committee will determine the date or the conditions on which each option will become exercisable and may provide that an option will become exercisable in installments. Each grantee will consult with TSI Inc.’s compliance office to confirm that no blackout period with respect to TSI Inc.’s shares of common stock is then in effect. The shares of common stock constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be imposed by the designated committee. Unless otherwise provided under the Non-Employee Directors Plan or in the terms of the underlying stock option grant, a grantee may exercise an option only if such grantee has been a director of TSI Inc. or a subsidiary of TSI Inc. continuously since the date the option was granted.

Withholding Taxes and Transferability of Stock Options

TSI Inc. is entitled under the Non-Employee Directors Plan to withhold from any grantee the amount of any withholding or other tax due from TSI Inc. with respect to any shares of common stock issuable under the stock options, and TSI Inc. may defer the exercise of the stock options or the issuance of the common stock following exercise unless indemnified to its satisfaction.

No award made under the Non-Employee Directors Plan will be transferable other than by will or the laws of descent and distribution, and each award may be exercised only by the grantee or such grantee’s legal guardian or legal representative. In the event of the death of the grantee, exercise of stock options granted under the Non-Employee Directors Plan will be made only (i) by the executor or administrator of the estate of the deceased grantee or persons to whom the deceased grantee’s rights under the stock option pass by will or by the laws of descent and distribution, and (ii) to the extent that the deceased grantee was entitled to so exercise at the date of his death, unless otherwise provided by the designated committee in such grantee’s underlying option agreement. In connection with the transfer of an option, the grantee will remain liable for any withholding taxes required to be withheld upon exercise of the option by the transferee.

Amendment, Suspension and Termination of Non-Employee Directors Plan and Outstanding Options

The board of directors of TSI Inc. or the designated committee may suspend or terminate the Non-Employee Directors Plan or any portion of the plan at any time and may amend it from time to time in such respects as the board of directors or the designated committee may deem advisable, except that no amendment will become effective without prior approval of TSI Inc.’s shareholders if such approval is necessary for continued compliance with laws, agreements, or stock exchange listing requirements. Furthermore, any termination may not impair the rights of participants under outstanding stock options without the affected grantee’s consent. No stock options will be granted under the Non-Employee Directors Plan after five years from the date the stock option plan is adopted or the date the stock option plan is approved by TSI Inc.’s shareholders, whichever is earlier.

The designated committee may amend or modify any option granted under the Non-Employee Directors Plan in any manner to the extent that the committee would have had authority initially to grant such option except that no such amendment or modification will impair the rights of any grantee without the consent of such adversely affected grantee. With the grantee’s consent, the designated committee may cancel any option and issue a new option to such grantee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Limited Liability Company Agreement

The limited liability company agreement of TSI Telecommunication Holdings, LLC (“TSI LLC”) authorizes TSI LLC to issue Class B Preferred Units and Common Units. TSI LLC also has the authority to create and issue Class A Preferred Units, with the terms and provisions more fully described in the senior management agreements described below, in connection with certain repurchases by TSI LLC of Class B Preferred Units and Common Units held by former executives in the event they cease to be employed by TSI LLC, TSI Telecommunication Services Inc. or their respective subsidiaries.

Pursuant to the limited liability company agreement, distributions of property of TSI LLC shall be made in the following order:

•	First, holders of Class A Preferred Units, if any, will receive a preferred yield on their invested capital of 10% per annum, compounded quarterly;

•	Second, holders of Class A Preferred Units, if any, will receive return of their invested capital;

•	Third, holders of Class B Preferred Units will receive a preferred yield on their invested capital of 10% per annum, compounded quarterly;

•	Fourth, holders of Class B Preferred Units will receive return of their invested capital; and

•	Thereafter, holders of the Common Units will receive all remaining distributions.

A Board of Managers generally has the exclusive authority to manage and control the business and affairs of TSI LLC. The composition of the Board of Managers is determined in accordance with the provisions of the securityholders agreement described below.

Securityholders Agreement

Pursuant to the securityholders agreement entered into in connection with the Transactions, units of TSI LLC (or common stock following a change in corporate form) beneficially owned by the securityholders of TSI LLC and its subsidiaries are subject to certain restrictions on transfer, other than certain exempt transfers as defined in the securityholders agreement, as well as the other provisions described below. When reference is made to “units” of TSI LLC in the discussion that follows, such reference shall be deemed to include common stock of TSI LLC following a change in corporate form, whether in preparation for an initial public offering or otherwise.

The securityholders agreement provides that GTCR Fund VII, L.P., GTCR Fund VII/A, L.P. and GTCR Co-Invest, L.P., which we refer to as the “GTCR investors,” and the executives of the company or its subsidiaries who acquire securities of TSI LLC, which we refer to as the “management investors,” and all other parties to the agreement, which we refer to as the “other investors,” will vote all of their units to elect and continue in office, boards of managers or boards of directors of TSI LLC and each of its subsidiaries, consisting of up to seven members composed of:

•	three persons designated by GTCR Fund VII;

•	the company’s chief executive officer;

•	one other employee of the company or its subsidiaries designated by the chief executive officer; and

•
two representatives designated jointly by GTCR Fund VII and the chief executive officer, or, if GTCR Fund VII and the chief executive officer are unable to agree upon such representatives, designated by GTCR Fund VII.

The securityholders agreement also provides:

•	the management investors and the other investors with customary tag-along rights with respect to transfers of TSI LLC units beneficially owned by the GTCR investors;

•	preemptive rights to management investors and other investors in connection with certain authorizations of sales to the GTCR investors of Common Units or securities convertible into Common Units;

•
in connection with certain sales of interests in TSI LLC by investors other than the GTCR investors, rights of first refusal with respect to such sales, first to TSI LLC, then to the remaining investors; and

•	the GTCR investors with drag along rights with respect to TSI LLC units owned by the management investors and the other investors.

Registration Agreement

Under the registration agreement entered into in connection with the Transactions, the holders of a majority of the GTCR investors’ registrable TSI LLC securities have the right at any time, subject to certain conditions, to require TSI LLC, any corporate successor thereto or any subsidiary thereof, to register any or all of their securities under the Securities Act on Form S-1, which we refer to as a “long-form registration” at TSI LLC’s expense or on Form S-2 or Form S-3, which we refer to as a “short-form registration” at TSI LLC’s expense. TSI LLC is not required, however, to effect any such long-form registration within 90 days after the effective date of a previous long-form registration. In addition, all holders of registrable securities are entitled to request the inclusion of such securities in any registration statement at TSI LLC’s expense whenever TSI LLC proposes to register any offering of its equity securities (other than pursuant to an initial public offering of TSI LLC’s equity securities or a registration on Form S-4 or Form S-8).

Senior Management Agreements

Provisions Regarding Units

Mr. Evans

In connection with the Transactions, G. Edward Evans entered into a senior management agreement pursuant to which he:

•
acquired a strip of 1,979.35 Class B Preferred Units and 6,475,887.65 Common Units, which are referred to as “Co-Invest Units,” at a price of $1,000 per Class B Preferred Unit and $.0333 per Common Unit;

•	acquired 5,855,855.86 additional Common Units which were available only for issuance to management investors and which are referred to as “Carried Units,” at a price of $.0333 per Carried Unit, and

•	committed to acquire up to approximately $196,000 of additional equity securities of TSI LLC under certain circumstances.

Co-Invest Units were fully vested when purchased but Carried Units are subject to vesting and will vest quarterly over a period of five years, subject to acceleration in the event of an initial public offering of the equity of TSI LLC, or any corporate successor thereto or a sale of TSI LLC.

TSI LLC may be required to purchase a portion of Mr. Evans’ units in the event of his termination of employment due to death or disability. In addition, TSI LLC and the other investors will have the right to purchase all or a portion of Mr. Evans’ units if his employment is terminated. If TSI LLC elects or is required to purchase any units pursuant to the call and put options described in the preceding sentences, up to 50% of the purchase price of any such units may be paid by issuing Class A Preferred Units to Mr. Evans. Each Class A Preferred Unit has a liquidation preference equal to the purchase price of the units being purchased with such Class A Preferred Unit. In addition, if any repurchase would result in a violation of law applicable to TSI LLC or its subsidiaries or a default under their financing arrangements, TSI LLC may defer such purchase until it is permitted, with the deferred purchase price accruing interest at the rate of 10% per annum, compounded quarterly. The purchase price for securities purchased pursuant to the call and put options described above shall be:

•	the original cost in the case of unvested Carried Units;

•	the fair market value of such unit in the case of vested Carried Units and Co-Invest Units which are Common Units; and

•	the unreturned capital plus unpaid yield in the case of Co-Invest Units which are Class B Preferred Units.

GTCR Fund VII, L.P. loaned Mr. Evans approximately $1,000,000 to fund a portion of the purchase price for his purchase of Co-Invest Units and Carried Units. This loan bears interest at a rate of 10% per annum.

The senior management agreement also prohibits Mr. Evans from transferring any of his Co-Invest Units or Carried Units, subject to certain exceptions. This transfer restriction terminates with respect to particular securities upon such securities being transferred in a public sale and terminates with respect to all securities upon the sale of TSI LLC.

Others

Other members of our senior management, including Messrs. Lawless, Wilcock, O’Brien, Nelson, Garcia, Clark, Meyn, Drexler and Mosher and Ms. Strom, team also entered into senior management agreements pursuant to which they acquired an aggregate of 3,963,963.98 Carried Units at the same price and under terms generally no less favorable to the company than Mr. Evans’ terms.

Employment Provisions

Mr. Evans

The senior management agreement also contains provisions relating to employment. Mr. Evans agrees to serve as our chief executive officer until he resigns or until we terminate his employment. While employed by us, Mr. Evans will receive an annual base salary of $400,000, subject to increase by our board of directors. For each fiscal year of employment, Mr. Evans will be eligible for an annual bonus of up to 50% of his annual base salary and will be entitled to any other benefits approved by our board of directors. During Mr. Evans’ employment, Evans Motor Sports LLC, an entity owned by Mr. Evans, will be entitled to use an aircraft leased by the company. In connection with such use, Mr. Evans or Evans Motor Sports LLC will pay 25% of the monthly lease and other fixed costs for the aircraft and will reimburse the company for all operating costs of the aircraft in connection with such use.

Mr. Evans’ employment will continue until (i) he resigns without good reason, disability or death, (ii) our board of directors decides to terminate his employment with cause, (iii) our board of directors decides to terminate his employment without cause, or (iv) he terminates his employment for good reason. If his employment is terminated by us without cause or by Mr. Evans for good reason, then we will be obligated to pay Mr. Evans one-twelfth of his annual base salary per month for a six-month period commencing on the date of termination. The company has an option to extend the severance payment period (and the corresponding non-compete period described below) for up to three additional six-month periods. Any severance payments made to Mr. Evans will be reduced by the amount of any cash compensation he earns or receives with respect to any other employment during the period in which he is receiving severance.

Mr. Evans agreed to limitations on his ability to disclose any of our confidential information, and acknowledged that all inventions relating to his employment belong to us. Mr. Evans also agreed not to compete with us anywhere in the world or to solicit our employees for either the period during which he receives severance (if he is terminated without cause or if he resigns for good reason) or for two years after his termination (if he resigns without good reason or if we terminate his employment for cause).

The senior management agreement also contains customary representations, warranties and covenants.

Others

Other members of our senior management team, including Messrs. Lawless, Wilcock, O’Brien, Nelson, Garcia, Clark, Meyn, Drexler and Mosher and Ms. Strom, also entered into senior management agreements pursuant to which they agreed to be employed by us under terms generally no less favorable to us than Mr. Evans’ terms.

Consulting Agreement

In connection with the Transactions, Michael Hartman entered into a Consulting Agreement with the company pursuant to which Mr. Hartman agreed to provide consulting services to the company and retain the title of President for a period of one year. Mr. Hartman will receive consulting payments totaling $215,500, payable in two equal installments in January and February of 2003, but will not be entitled to any fringe benefits from the company.

Mr. Hartman agreed to limitations on his ability to disclose any of the company’s confidential information, and acknowledges that all inventions relating to his service to the company belong to the company. Mr. Hartman also agreed not to compete with the company anywhere in the world or to solicit the company’s employees for a period of one year following the closing of the acquisition.

Purchase Agreements

Under the purchase agreements entered into in connection with the Transactions, the GTCR investors and certain co-investors acquired a strip of Class B Preferred Units and Common Units for an aggregate purchase price of $252,367,500 and $2,632,500, respectively and committed to purchase up to an additional $25,000,000 of equity securities of TSI LLC. The investment of the additional $25,000,000 is conditioned upon the GTCR investors and the board of managers of TSI LLC approving the terms of the investment and the proposed use of the proceeds from the investment, as well as the satisfaction of certain other conditions.

Professional Services Agreement

Under the professional services agreement entered into in connection with the Transactions, the company engaged GTCR Golder Rauner, LLC (“GTCR”) as a financial and management consultant, and GTCR agreed to provide financial and management consulting services to the company and its subsidiaries, all on the terms and subject to the conditions set forth in the professional services agreement.

GTCR agreed during the term of such engagement to consult with the board of directors of the company (the “Board”), the boards of directors (or similar governing body) of the company’s affiliates and the management of the company and its affiliates in such manner and on such business and financial matters as may be reasonably requested from time to time by the Board, including but not limited to: (i) corporate strategy; (ii) budgeting of future corporate investments; (iii) acquisition and divestiture strategies and (iv) debt and equity financings.

GTCR will provide and devote to the performance of the professional services agreement such partners, employees and agents of GTCR as GTCR deems appropriate for the furnishing of the services required by the professional services agreement.

At the time of any purchase of equity by the Investors and/or their Affiliates pursuant to Section 1B of the unit purchase agreement, the company will pay to GTCR a placement fee in immediately available funds equal to one percent of the amount paid to TSI LLC in connection with such purchase. At the time of any other equity or debt financing of TSI LLC, TSI Inc., the company or any of their respective subsidiaries prior to a Public Offering (as defined in TSI LLC’s limited liability company agreement) (other than (i) the purchase of securities of TSI LLC by any executive pursuant to any senior management agreement (as entered into from time to time among TSI LLC, the company and our executives) and (ii) any debt or equity financing provided by the seller or sellers of a target company or business in connection with the acquisition thereof), the company will pay to GTCR a placement fee in immediately available funds equal to one percent of the gross amount of such financing (including the committed amount of any revolving credit facility). If any individual payment to GTCR pursuant to this paragraph would be less than $10,000, then such payment will be held by the company until such time as the aggregate of such payments equals or exceeds $10,000.

The company will pay to GTCR an annual management fee of $500,000. Such management fee shall be payable in equal monthly installments beginning on March 1, 2002.

The company will promptly reimburse GTCR for such reasonable travel expenses, legal fees and other out-of-pocket fees and expenses as have been or may be incurred by GTCR, its directors, officers and employees in connection with the initial closing of the purchase and sale of Common Units pursuant to the unit purchase agreement, in connection with any financing of TSI LLC, the company or any of their respective subsidiaries, and in connection with the rendering of any other services hereunder (including, but not limited to, fees and expenses incurred in attending company-related meetings).

The professional services agreement will continue until the earlier to occur of (i) a sale in a public offering registered under the Securities Act of 1933, as amended, of equity securities of TSI LLC or a corporate successor to TSI LLC and (ii) the Investors and their Affiliates ceasing to own at least 50% of the Investor Securities (as defined in the unit purchase agreement). No termination of the professional services agreement, whether pursuant to this paragraph or otherwise, will affect the company’s obligations with respect to the fees, costs and expenses incurred by GTCR in rendering services hereunder and not reimbursed by the company as of the effective date of such termination.

Neither GTCR nor any of its affiliates, partners, employees or agents shall be liable to TSI LLC, the company or their subsidiaries or affiliates for any loss, liability, damage or expense arising out of or in connection with the performance of services contemplated by the professional services agreement, unless such loss, liability, damage or expense is proven to result directly from the gross negligence or willful misconduct of GTCR.

The company agrees to indemnify and hold harmless GTCR, its partners, affiliates, officers, agents and employees against and from any and all loss, liability, suits, claims, costs, damages and expenses (including attorneys’ fees) arising from their performance hereunder, except as a result of their gross negligence or intentional wrongdoing.

Neither GTCR nor the company may assign its rights or obligations under the professional services agreement without the express written consent of the other, except that GTCR may assign its rights and obligations to an affiliate of GTCR. The professional services agreement is governed by the internal laws of the State of Delaware.

For purposes of the professional services agreement, the following terms have the following definitions:

“Affiliate” of any person means any other person controlling, controlled by or under common control with such particular person or entity.

“Investors” shall mean GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., and GTCR Co-Invest, L.P.

Revenue Guaranty Agreement

Under the guaranty of wireless revenue entered into in connection with the Transactions, Verizon Information Services Inc. (“Guarantor”) agreed to make quarterly payments to the company if the amount of Wireless Revenue for a given period is less than the revenue target for such period as described below.

No later than 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year during the Term (or in the case of the Fiscal Year ending December 31, 2002, the Fiscal Quarters ending June 30 and September 30), the company will deliver to Guarantor a statement (certified as having been prepared in accordance with the terms of the guaranty by the company’s chief financial officer)(a “Quarterly Statement”) setting forth the following:

•
the amount of Wireless Revenue for such Fiscal Quarter; provided that the first Quarterly Statement will set forth the amount of Wireless Revenue for the period beginning on the Closing Date and ending on June 30, 2002;

•
the sum of (A) the aggregate amount of Wireless Revenue for such Fiscal Quarter and all prior Fiscal Quarters during the same Fiscal Year and (B) the quotient obtained by dividing (1) the aggregate amount of all Quarterly Payments for all prior Fiscal Quarters during the same Fiscal Year by (2) 0.825 (such amount, the “Aggregate Quarterly Wireless Revenue”);

•	the sum of the Quarterly Revenue Targets for such Fiscal Quarter and all prior Fiscal Quarters during the same Fiscal Year (such sum, the “Aggregate Quarterly Revenue Target”); and

•
the amount by which the Aggregate Quarterly Wireless Revenue exceeded the Aggregate Quarterly Revenue Target (such amount, the “Aggregate Quarterly Excess”) or the amount by which the Aggregate Quarterly Wireless Revenue was less than the Aggregate Quarterly Revenue Target (such amount, the “Aggregate Quarterly Shortfall”).

If, as set forth in any Quarterly Statement, there is an Aggregate Quarterly Shortfall, Guarantor will pay to the company, no later than 20 days after Guarantor’s receipt of such Quarterly Statement, an amount in cash equal to 61.875% of the Aggregate Quarterly Shortfall (a “Quarterly Payment”).

No later than 90 days after the end of each Fiscal Year during the Term, the company shall deliver to Guarantor a copy of the company’s audited financial statements for such Fiscal Year together with a statement by the company’s independent certified accountants (an “Annual Statement”) setting forth the following:

•	the amount of Wireless Revenue for such Fiscal Year;

•
the sum of (A) the amount of Wireless Revenue for such Fiscal Year and (B) the quotient obtained by dividing (1) the aggregate amount of all Quarterly Payments for such Fiscal Year by (2) 0.825 (such sum, the “Annual Wireless Revenue”); and

•
the amount by which the Annual Wireless Revenue exceeded the Annual Revenue Target for such Fiscal Year (such amount, the “Annual Excess”) or the amount by which the Annual Wireless Revenue was less than the Annual Revenue Target for such Fiscal Year (such amount, the “Annual Shortfall”).

Prior to January 31 of each Fiscal Year, beginning in 2003, Guarantor shall provide the company with a list of the Verizon Entities for the preceding Fiscal Year.

If, as set forth in any Annual Statement, there is an Annual Shortfall at the end of any Fiscal Year, Guarantor shall pay to the company, no later than 20 days after Guarantor’s receipt of such Annual Statement, an amount in cash equal to 82.5% of the Annual Shortfall, subject to the dispute resolution provisions described below. If, as set forth in any Annual Statement, there is an Annual Excess at the end of any Fiscal Year, the company shall issue to Guarantor, no later than 20 days after Guarantor’s receipt of such Annual Statement, a promissory note (a “Reconciliation Note”) substantially in the form attached to the revenue guaranty in an original principal amount equal to the lesser of (i) the total of all amounts paid to the company under the revenue guaranty during such Fiscal Year and (ii) 82.5% of the Annual Excess. See “–Reconciliation Note to Revenue Guaranty.”

The parties will treat any payments made under the revenue guaranty as ordinary income to the payee and as a deductible expense to the payor and shall report, act and file in all respects and for all purposes consistent with such treatment.

If in any Fiscal Period during the Term a Verizon Entity is entitled to a credit from the company pursuant to a Contract for a Service as a result of any disruption in the provision of such Service, the Quarterly Revenue Targets for the related Fiscal Period shall be reduced by the amount of such credit. If in the Fiscal Years ending December 31, 2004 and 2005, the company (i) discontinues any Service provided to a Verizon Entity and the Verizon Entity has not agreed in writing to the discontinuance of such Service (or has objected in writing to the discontinuance of such Service) and (ii) does not provide a functionally similar Service to replace the discontinued Service, then beginning in the first Fiscal Quarter after the Service is discontinued until the company provides a functionally similar replacement Service, the remaining Quarterly Revenue Targets during the Term shall be reduced in an amount equal to three times the average monthly invoice to such Verizon Entity for such Service during the twelve-month period ending on the date such Service is discontinued if such date is the end of a month (and if not, at the end of the last full month preceding the date such Service is discontinued).

Upon prior written notice from Guarantor and no more than once per Fiscal Quarter, the company will agree to provide Guarantor and its independent certified public accountants access during normal business hours to the books and records of the company and its subsidiaries for the purpose of determining the correctness of the determination of Wireless Revenue and the amounts set forth on any Quarterly Statement or any Annual Statement and the calculation of such amounts.

During the Term, the company shall not, and shall not permit its subsidiaries to, change its accounting policies with respect to accrual and recognition of revenue from those policies of the company that were in effect as of September 30, 2001, except to the extent such changes are required by U.S. GAAP. If any such changes are required by U.S. GAAP, all calculations made pursuant to the revenue guaranty shall be made without regard to such changes.

To the extent that Guarantor disputes the calculation of any amount to be paid by Guarantor pursuant to the Annual Reconciliation provisions and such amount in dispute exceeds $50,000, then Guarantor may defer payment of such disputed amount and will within thirty days after receipt of the calculations provided by the company (or if later, promptly after the company has provided Guarantor with access to its books and records) provide the company in writing with its calculation of the amount to be paid (or credited or refunded).

The company and Guarantor shall endeavor in good faith to resolve any disputed matters within 30 days after the company’s receipt of such calculation from Guarantor. If the company and Guarantor are unable to resolve the disputed matters, the company and Guarantor shall select a nationally known independent accounting firm (which firm shall not be Ernst & Young or the then regular auditors of the company (if different from Ernst & Young) or the buyer under the merger agreement) (the “Guaranty Arbiter”) to resolve the matters in dispute in accordance with the terms of the revenue guaranty. The determination of the Guaranty Arbiter in respect of the correctness of each matter remaining in dispute shall be conclusive and binding on the company and Guarantor. The company and Guarantor shall request the Guaranty Arbiter to (i) resolve all disputed matters within 30 days after such matters are referred to it and (ii) deliver its written decision to the company and Guarantor, together with a brief explanation of its basis for the decision. The determination of the Guaranty Arbiter shall be based solely on presentations by the company and Guarantor and shall not be by independent review.

The fees, costs and expenses of the Guaranty Arbiter (i) shall be borne by Guarantor in the proportion that the aggregate dollar amount of such items submitted to the Guaranty Arbiter that are unsuccessfully disputed by Guarantor (as finally determined by the Guaranty Arbiter) bears to the aggregate dollar amount of such items so submitted and (ii) shall be borne by the company in the proportion that the aggregate dollar amount of such items so submitted that are successfully disputed by Guarantor (as finally determined by the Guaranty Arbiter) bears to the aggregate dollar amount of such items so submitted.

Any amount to be paid as a result of the Guaranty Arbiter’s decision shall be paid (with interest at the prime rate from the date such payment would have been due absent such dispute until the date paid, based upon the actual number of days elapsed and a 360-day year) no later than five business days after the written decision of the Guaranty Arbiter is sent to both parties.

During the Term, the company will, and will cause its subsidiaries to, provide each Service to the Verizon Entities at prices and levels of service that, in the aggregate are generally consistent with the prices and levels of service at which the company and its subsidiaries provide such Service to the ten largest customers of the company and its subsidiaries (based on the amount of revenue accrued by the company and its subsidiaries from such person and its affiliates during the last 12 full months preceding such date) other than customers that are affiliates of Verizon.

The revenue guaranty and the legal relations between the parties shall be governed by, and construed and enforced in accordance with, the laws of the State of New York applicable to contracts made and performed in such State and without regard to conflicts of law doctrines (other than New York General Obligations Law, Section 5-1401). If any party to the revenue guaranty commences legal action to enforce its rights thereunder, the non-prevailing party will pay to the prevailing party all of the costs and expenses incurred by the prevailing party in connection with such legal action, including, without limitation, reasonable fees and disbursements of counsel to the prevailing party.

Neither the revenue guaranty nor any rights or obligations under it are assignable or delegable by the company except that the company may assign its express rights under the revenue guaranty to (i) any wholly-owned subsidiary of the buyer under the merger agreement and (ii) any of the company’s lenders providing financing for the transactions contemplated by the merger agreement (and all extensions, renewals, replacements, refinancings and refundings thereof in whole or in part) as collateral security for such financing.

For the purposes of the revenue guaranty:

“Annual Revenue Target” means, with respect to any Fiscal Year during the Term, the sum of the Quarterly Revenue Targets for each Fiscal Quarter during such Fiscal Year, as such Quarterly Revenue Targets may be adjusted in accordance with the terms of the tax treatment provisions of the revenue guaranty.

“Change of Control” means (i) any transaction or series of transactions in which any person or group (within the meaning of Rule 13d-5 under the Securities Exchange Act and Sections 13(d) and 14(d) of the Securities Exchange Act) that is or includes a person who is a Competitor prior to such transaction or transactions becomes the direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act), by way of a stock issuance, tender offer, merger, consolidation, other business combination or otherwise, of greater than 50% of the total voting power entitled to vote in the election of directors of the company, (ii) any merger, consolidation, reorganization or other business combination with a person who is a Competitor prior to such transaction in which the company does not survive, (iii) any merger, consolidation, reorganization or other business combination with a person who is a Competitor prior to such transaction in which the company survives, but the shares of the company’s common stock outstanding immediately prior to such merger, consolidation, reorganization or other business combination represent 50% or less of the voting power of the company after such merger, consolidation, reorganization or other business combination and (iv) any transaction or series of transactions in which assets comprising more than 50% of the total assets of the company and its subsidiaries (in value) are sold to a person who is a Competitor prior to such transaction or transactions.

“Competitor” means any person who is principally engaged in the provision of wireless or wireline telecommunication services or is controlled, directly or indirectly, by any person that is principally engaged in the provision of wireless or wireline telecommunication services.

“Fiscal Period” means any Fiscal Quarter or Fiscal Year.

“Fiscal Quarter” means any three-month period ending on each of March 31, June 30, September 30 and December 31; provided, however, that for purposes of the revenue guaranty, the initial Fiscal Quarter of 2002 shall begin on the closing date of the acquisition and end on June 30, 2002.

“Maturity Date”) in accordance with the terms of the Reconciliation Note and the terms and conditions of the revenue guaranty. The company will also promise to pay interest on the unpaid principal amount of the Reconciliation Note until paid in full at a rate per annum equal to 10% from the date of the Reconciliation Note until April 30, 2006, compounded quarterly; provided, however, that any principal amount, interest or other amount payable under the Reconciliation Note that is not paid when due will bear interest, payable on demand, at a rate per annum equal to 12.5% per annum from May 1, 2006 to April 30, 2007, 15% per annum from May 1, 2007 to April 30, 2008, 17.5% per annum from May 1, 2008 to April 30, 2009 and 20% per annum thereafter. Subject to the preceding sentence, interest on the Reconciliation Note will be payable on the Maturity Date. All computations of interest will be made by the Guarantor on the basis of a 360 day year, for the actual number of days elapsed in the relevant period (including the first day but excluding the last day). In no event will the interest rate payable on the Reconciliation Note exceed the maximum rate of interest permitted to be charged under applicable law.

        Subject to the subordination provisions of the Reconciliation Note described below, all payments of principal and interest in respect of the Reconciliation Note will be made in lawful money of the United States of America in same day funds at such place as shall be designated in writing by the Guarantor for such purpose. Whenever any payment on the Reconciliation Note is stated to be due on a day that is not a business day in New York, New York (“Business Day”), that payment will instead be made on the next Business Day, and such extension of time will be included in the computation of interest payable on the Reconciliation Note. Each payment made under the Reconciliation Note will be credited first to interest then due. The remainder of the payment will be credited to principal, and interest will thereupon cease to accrue upon the principal so credited.

Subject to the subordination provisions described below, the company will have the right at any time and from time to time to prepay the principal of the Reconciliation Note in whole or in part, without premium or penalty. The company shall give notice of the amount of any prepayment of the Reconciliation Note to the Guarantor at least three Business Days prior to the date of such prepayment. Notice of prepayment having been given as aforesaid, the principal of the Reconciliation Note will become due and payable on the prepayment date specified in such notice in the aggregate principal amount specified therein. Any prepayment made pursuant to the Reconciliation Note will be accompanied by interest on the principal amount of the Reconciliation Note being prepaid to the date of prepayment.

The company will represent and warrant to Guarantor on the date that the Reconciliation Note is issued that:

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it is a duly formed and validly existing corporation in good standing under the laws of the jurisdiction of its organization and has the power and authority to own and operate its properties, to transact the business in which it is now engaged and to execute and deliver the Reconciliation Note;

•
the Reconciliation Note constitutes the duly authorized, legally valid and binding obligation of the company, enforceable against the company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability;

•
all approvals required to have been granted by any person or entity (including, without limitation, any governmental entity) in connection with the execution, delivery and performance of the Reconciliation Note by the company have been granted; and

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the execution, delivery and performance by the company of the Reconciliation Note do not and will not violate any law, governmental rule or regulation, court order or agreement to which it is subject or by which its properties are bound or the constating documents of the company.

The occurrence of any of the following events shall constitute an “Event of Default”:

•	The company fails to pay any principal, interest or other amount due under the Reconciliation Note, whether at stated maturity, by acceleration or otherwise; or

•
(i) a court having jurisdiction in the premises enters a decree or order for relief in respect of the company or any of its subsidiaries in an involuntary case under Title 11 of the United States Code entitled “Bankruptcy” (as now and hereinafter in effect, or any successor thereto, the “Bankruptcy Code”) or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, which decree or order is not stayed; or any other similar relief is granted under any applicable federal or state law; or (ii) an involuntary case is commenced against the company or any of its subsidiaries under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over the company or any of its subsidiaries or over all or a substantial part of its property is entered; or the involuntary appointment of an interim receiver, trustee or other custodian of the company or any of its subsidiaries for all or a substantial part of its property occurs; or a warrant of attachment, execution or similar process is issued against substantially all of the property of the company or any of its subsidiaries, and, in the case of any event described in this clause (ii), such event continues for 60 days unless dismissed, bonded or discharged; or

•
an order for relief is entered with respect to the company or any of its subsidiaries, or the company or any of its subsidiaries commences a voluntary case under the Bankruptcy Code or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, or consents to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property; or the company or any of its subsidiaries makes an assignment for the benefit of creditors; or the company or any of its subsidiaries is unable or fails, or admits in writing its inability, to pay its debts as such debts become due; or the members of the company or any of its subsidiaries (or any committee thereof) adopts any resolution or otherwise authorizes action to approve any of the foregoing; or

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The company fails to perform or observe any term, covenant or condition on its part to be performed or observed under any agreement or instrument relating to any indebtedness in a principal amount in excess of $50,000,000 (or agreements or instruments relating to indebtedness in an aggregate principal amount in excess of $50,000,000) when required to be performed or observed after taking into account any applicable grace or cure periods; provided that such failure to perform or observe constitutes an Event of Default only if the effect of such failure to perform or observe results in the acceleration of the maturity of such indebtedness prior to its stated maturity or results from a default in payment upon final maturity of such principal amount; provided further that such failure to perform or observe ceases to constitute an Event of Default if the maturity of such indebtedness shall cease to be accelerated; or

•	any representation or warranty made by the company in the Reconciliation Note proves to have been incorrect in any material respect on or as of the date made.

Upon the occurrence of any Event of Default specified above, the principal amount of the Reconciliation Note together with accrued interest thereon will become immediately due and payable, without presentment, demand, notice, protest or other requirements of any kind (all of which are hereby expressly waived by the company). Upon the occurrence and during the continuance of any other Event of Default, the Guarantor may, by written notice to the company, declare the principal amount of the Reconciliation Note together with accrued interest thereon to be due and payable, and the principal amount of the Reconciliation Note together with such interest will thereupon immediately become due and payable without presentment, further notice, protest or other requirements of any kind (all of which are expressly waived by the company).

No failure or delay on the part of the Guarantor or any other holder of the Reconciliation Note to exercise any right, power or privilege under the Reconciliation Note and no course of dealing between the company and the Guarantor will impair such right, power or privilege or operate as a waiver of any default or an acquiescence therein, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies expressly provided in the Reconciliation Note are cumulative to, and not exclusive of, any rights or remedies that the Guarantor would otherwise have. No notice to or demand on the company in any case shall entitle the company to any other or further notice or demand in similar or other circumstances or constitute a waiver of the right of the Guarantor to any other or further action in any circumstances without notice or demand.

The company and any endorser of the Reconciliation Note will consent to renewals and extensions of time at or after the maturity hereof, without notice, and waive diligence, presentment, protest, demand and notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand under the Reconciliation Note.

After all unpaid principal and interest owed on the Reconciliation Note have been paid in full, the Reconciliation Note will be surrendered to the company for cancellation and will not be reissued.

The Reconciliation Note will be governed by New York law, without regard to the conflicts of laws principles thereof (other than New York General Obligations Law, Section 5-1401). Furthermore, all judicial proceedings brought against the Guarantor arising out of or relating to the Reconciliation Note may be brought only in a state or federal court of competent jurisdiction in the state of New York. Both parties waive their rights to a jury trial for claims relating to the Reconciliation Note.

All amounts due under the Reconciliation Note are completely and fully subordinated (which includes, without limitation, no right of the Guarantor prior to March 31, 2009 (a) to receive any payments under the Reconciliation Note or (b) to exercise any remedies upon the occurrence of an Event of Default) to the prior indefeasible payment in full in cash of all amounts owing as principal and interest under the company’s credit facility with, inter alia, Lehman Commercial Paper Inc., as administrative agent, and certain lenders, and any amendment, restatement or other modification thereof and any refinancing thereof, whether with the same or new lenders (the “Credit Facility”), except to the extent permitted to be paid as dividends or permitted payments or from contributions of additional equity in accordance with the Credit Facility; provided, that such amounts due under the Reconciliation Note will not be subordinated to the amount, if any, by which the Credit Facility exceeds $400,000,000. The lenders under the Credit Facility are third-party beneficiaries of these subordination provisions, and the administrative agent (the “Agent”) under the Credit Facility is entitled to enforce these subordination provisions against the Guarantor and any successor to the Guarantor. These subordination provisions may not be amended without the prior written consent of the Agent. Notwithstanding anything to the contrary contained in the Reconciliation Note. These subordination provisions shall not prevent the Guarantor from commencing a legal action to the extent necessary to toll the running of any applicable statute of limitations or filing a proof of claim or proof of debt in the form required in any judicial proceedings. To the extent that the aggregate original principal amount of the Reconciliation Note and all other notes issued under the Guaranty exceeds $15,000,000, the payment of any such excess amount is subject to the restrictions on payment set forth in the definitive documentation with respect to the company’s Senior Subordinated Notes due 2009, or any refinancing thereof.

Transition Services Agreement

Under the transition services agreement entered into in connection with the Transactions, Verizon Information Services agreed to provide and cause its affiliates or a third party to provide the following services to the company for a period of six months following the closing date of the acquisition:

Service	Monthly Fee
Accounts payable services	$10,000
General ledger/SAP services	$75,000
Employee health benefits/COBRA services	$35,000 plus pass-through of costs of providing health benefits/COBRA coverage
Payroll services	$ 9,240

As of June 30, 2002, all of these services have been transitioned and are provided internally by the company or by third parties.

Intellectual Property Agreement

Under the intellectual property agreement entered into in connection with the Transactions, Verizon Information Services Inc., Verizon Communications Inc. and the company agreed to the following:

•	the company and the Verizon companies each conveyed an undivided joint ownership interest to the other in certain of their respective unregistered intellectual property;

•
the Verizon companies and their affiliates granted a limited, royalty-free, non-exclusive, worldwide license of certain of their respective registered intellectual property to the company and its affiliates;

•	the company granted a limited royalty-free, non-exclusive, worldwide license of certain of its registered intellectual property to the Verizon companies and their affiliates;

•
the Verizon companies and their affiliates granted a limited, royalty-free, non-exclusive, worldwide license of certain third-party intellectual property to the company pursuant to their right to sublicense such materials;

•	the Verizon companies conveyed and transfered to the company certain of their intellectual property; and

•
the Verizon companies and their affiliates are generally indefinitely prohibited from using any of the intellectual property that the company licenses to them under the intellectual property agreement to offer goods or services that compete with the company, whether such goods or services are provided to third parties or used internally.

Taken together, these licenses and joint-ownership grants generally provide the company and the Verizon companies the right to continue their respective use of the other’s intellectual property in existence as of the closing of the acquisition to the extent that they relied upon such intellectual property to operate their respective businesses prior to the closing of the acquisition. The parties also agreed that, except as required by applicable law, they will not divulge or otherwise make available to any person the intellectual property that is the subject of the agreement.

Distributed Processing Services Agreement

Upon consummation of the Transactions, Verizon Information Technologies Inc. (“VITI”) and the company entered into a Distributed Processing Services Agreement whereby VITI agreed to provide the company with data center infrastructure and technical support services in support of the company’s distributed systems processing, including a data center network infrastructure. Furthermore, for a period not to exceed sixty (60) days from the effective date of the Distributed Processing Services Agreement, VITI will provide the six circuits that the company is currently receiving from NTN on a pass-through cost basis. VITI will also continue to provide the company access to SAP, AP and Intranet applications for a period of sixty (60) days from the effective date of the Distributed Processing Services Agreement, which period may be extended through June 1, 2002 in the event that VITI is unable to identify an alternative solution to the company for such applications or the company rejects VITI’s recommended alternative solution. If new hardware purchased by VITI is added to the initial distributed processing environment between November 30, 2001 and the effective date of the Distributed Processing Services Agreement or during the term of that agreement, VITI will charge the company for such new hardware and any required fees associated with new VITI software or third party software, and any supplemental maintenance fees, on a pass-through basis.

VITI is responsible for monitoring the company-provided telecommunications network between the company’s location and VITI’s location, as well as for the purchase and maintenance of the network hardware and software at VITI’s demarcation point. The company is responsible for the purchase and maintenance of any network hardware or software necessary to allow the company to connect to the network at a mutually satisfactory company demarcation point.

The company will pay both monthly labor fees (capped at approximately $240,667 per month) and maintenance fees. The contract rate of the maintenance fees is $3.6 million annually with $300,000 of that charge billed to the company on a monthly basis. If new hardware, software or maintenance is added or service levels are increased, VITI will charge the company at rates that are consistent with those described above in this paragraph. To the extent the company requests VITI to transfer any third party licenses used specifically for the company and not under Verizon’s enterprise license, VITI will transfer such licenses, provided that the company has paid all consent, license and maintenance fees.

The term of the agreement is for 18 months. The company has the right to terminate the agreement (or any services relating to specific hardware or software that the company may want to remove from the environment) for convenience, in whole or in part, by providing three months prior written notice. Appropriate adjustments to the fees will be made with respect to any termination in part. Provided that the company has not been terminated for default, VITI will, upon request, provide termination assistance to the company sufficient to transfer the company to another service provider. This assistance shall be provided at $125 per hour.

The company has the right to purchase certain hardware from VITI upon termination or expiration of the agreement for either one dollar or book value, depending on the type of hardware. The Company and VITI also entered into service level agreements, attached as an exhibit to the agreement, for existing applications and hardware and for existing hardware platforms. The parties are also obligated to negotiate new service levels for added hardware and software within 90 days of the implementation of such additional hardware or software.

Mainframe Computing Services Agreement

Following the consummation of the Transactions, VITI was required to provide certain mainframe computing and help desk services to the company, including without limitation, console operations, tape management, production control and scheduling, systems software support, technical support, migration services, change management, network support services and data and physical security. The company agreed to pay for these services on a usage basis in accordance with a fee schedule attached to the agreement. There were no minimum amounts set forth. The initial term of the agreement was six months. The company had the right to terminate the agreement at any time upon thirty days prior written notice. Upon the written request of the company or the expiration or termination of the agreement, VITI was to provide the company with reasonable assistance required by the company to transition to another service provider. In exchange for such assistance, the company agreed to pay VITI $125 per hour. As of August 3, 2002, Lockheed Martin Global Telecommunications began providing these services to the company.

Equity Sponsor’s Investment in Transaction Network Services, Inc.

Certain investment funds affiliated with GTCR Golder Rauner, LLC are collectively the controlling equityholder of Transaction Network Services, Inc. (“TNS”). The company has done business with TNS in the past, and expects to continue to do business with TNS in the future. Collin Roche, who serves as one of our directors, also serves on the board of directors of TNS.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of our common stock is owned by TSI Inc., a corporation owned by TSI LLC, whose members include affiliates and coinvestors of GTCR Golder Rauner, LLC and certain members of our management.

The ownership interests in TSI LLC consist of Class A Preferred Units, Class B Preferred Units and Common Units. Holders of Class A Preferred Units and Class B Preferred Units have no voting rights except as required by law. The holders of Common Units are entitled to one vote per unit on all matters to be voted upon by the members of TSI LLC.

Class A Preferred Units are entitled to a preferred yield of 10.0% per annum, compounded quarterly. On any liquidation or other distribution by TSI LLC, holders of Class A Preferred Units are entitled to an amount equal to the original investment in such preferred units, net of any prior returns of capital with respect to such preferred units, plus any accrued and unpaid preferred yield, which we refer to as the “Class A Preference Amount,” before any payments may be made to holders of Class B Preferred Units or Common Units. Class A Preferred Units may be used as consideration for the repurchase by TSI LLC of Class B Preferred Units and Common Units held by members of our management team who cease to be employed by TSI LLC, TSI Inc. or their respective subsidiaries. Class B Preferred Units are also entitled to a preferred yield of 10.0%, compounded quarterly. On any liquidation or other distribution by TSI LLC and after payment of the Class A Preference Amount, holders of Class B Preferred Units are entitled to an amount equal to the original investment in such preferred units, net of any prior returns of capital with respect to such preferred units, plus any accrued and unpaid preferred yield, which we refer to as the “Class B Preference Amount,” before any payments may be made to holders of Common Units. The Common Units represent the common equity of TSI LLC. After payment of the Class A Preference Amount and the Class B Preference Amount, Common Unit holders are entitled to any remaining proceeds of any liquidation or other distribution by TSI LLC pro rata according to the number of Common Units held by such holder.

Both our senior credit facility and the indenture relating to the notes generally limit the ability of TSI LLC’s operating subsidiaries to pay cash distributions to their respective equityholders other than distributions in amounts approximately equal to the tax liability of the members of TSI LLC unless certain conditions are satisfied. See “Description of the Notes—Certain Covenants—Restricted Payments.” Because TSI LLC’s only significant assets are the stock of its subsidiaries, TSI LLC likely will not have sufficient funds to make distributions to its members, other than tax distributions. Such tax distributions will be made quarterly and will be based on the approximate highest combined tax rate that applies to any of TSI LLC’s members.

The following table sets forth certain information regarding the beneficial ownership of TSI LLC as of September 15, 2002 by: (i) each person or entity known to us to own more than 5% of any class of TSI LLC’s outstanding securities and (ii) each member of our board of directors, each of our named executive officers and all members of the board of directors and executive officers as a group. TSI LLC’s outstanding securities consisted of approximately 88,828,829 Common Units, 252,367.50 Class B Preferred Units and no Class A Preferred Units as of September 15, 2002. The following table sets forth information regarding the beneficial ownership of TSI LLC rather than the company because TSI LLC owns 100% of TSI Inc.’s outstanding capital stock and TSI Inc. owns 100% of the company’s capital stock. To our knowledge, each of such securityholders has sole voting and investment power as to the units shown unless otherwise noted. Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act.

		Securities Beneficially Owned(1)
Name	Number of Common Units	Percentage of Common Units	Number of Preferred Units	Percentage of Preferred Units
Principal Securityholders:
GTCR Fund VII, L.P.(2)(3)	69,219,110.44	77.9%	220,971.00	87.6%
GTCR Fund VII/A, L.P.(2)(3)	69,219,110.44	77.9	220,971.00	87.6
GTCR Co-Invest, L.P.(2)(3)	69,219,110.44	77.9	220,971.00	87.6
GTCR Capital Partners, L.P.(2)(3)	69,219,110.44	77.9	220,971.00	87.6
Snowlake Investment Pte. Ltd.(4)	9,165,309.28	10.3	29,258.79	11.6
Managers and Executive Officers:
G. Edward Evans(5)	6,475,887.65	7.3	1,979.35	*
David A. Donnini(2)(3)	69,219,110.44	77.9	220,971.00	87.6
Collin E. Roche(2)(3)	69,219,110.44	77.9	220,971.00	87.6
Michael Hartman(5)	—	—	—	—
Paul Wilcock(5)	585,585.59	*	—	—
Robert Clark(6)	—	—	—	—
Gilbert Mosher(5)	270,270.27	*	—	—
Douglas Meyn(7)	—	—	—	—
Odie C. Donald(8)	—	—	—	—
All managers and executive officers as a group (9 persons)	76,550,853.95	86.2%	222,950.35	88.3%

*	Less than 1%
(1)
Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days.

(2)
The address of each of GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P. and Messrs. Donnini and Roche is c/o GTCR Golder Rauner, LLC, 6100 Sears Tower, Chicago, Illinois 60606

(3)
Includes 44,974,864.19 Common Units and 143,575.10 Class B Preferred Units held by GTCR Fund VII, L.P., 22,487,432.10 Common Units and 71,787.55 Class B Preferred Units held by GTCR Fund VII/A, L.P., 617,621.01 Common Units and 1,971.66 Class B Preferred Units held by GTCR Co-Invest, L.P. and 1,139,193.14 Common Units and 3,636.69 Class B Preferred Units held by GTCR Capital Partners, L.P. Mr. Donnini is a principal in GTCR Golder Rauner, LLC, which is the general partner of the general partner of GTCR Fund VII, L.P. and GTCR Fund VII/A, L.P. and which is the general partner of GTCR Co-Invest, L.P. Mr. Roche is a Vice President in GTCR Golder Rauner, LLC. Mr. Donnini and Mr. Roche each disclaim the beneficial ownership of the Units held by such entities except to the extent of his proportionate ownership interests therein.

(4)	The address of Snowlake Investment Pte. Ltd. is c/o GIC Special Investment Pte Ltd, 255 Shoreline Drive, Suite 600, Redwood City, California 94065.
(5)	The address of each of Messrs. Evans, Hartman, Wilcock, and Mosher is c/o TSI Telecommunication Services Inc., 201 N. Franklin Street, Suite 700, Tampa, Florida 33602.
(6)
The address of Mr. Clark is 6720 Maybole PL., Tampa, Florida 33617. Mr. Clark has resigned from the company effective August 30, 2002. On September 6, 2002 the company repurchased the 270,270.27 Common Units that Mr. Clark had acquired in connection with the Transactions for an aggregate of $9,000, which was Mr. Clark’s original cost.

(7)
The address of Mr. Meyn is 11610 Renaissance View Court, Tampa, Florida 33624. Mr. Meyn’s employment with the company was terminated on May 1, 2002. On May 6, 2002 the company repurchased the 270,270.27 Common Units that Mr. Meyn had acquired in connection with the Transactions for an aggregate of $9,000, which was Mr. Meyn’s original cost.

(8)	The address of Mr. Donald is 35 Kenmare Hall NE, Atlanta, Georgia 30324.

DESCRIPTION OF SENIOR CREDIT FACILITY

In connection with the transactions described herein, the issuer entered into a senior credit facility with Lehman Commercial Paper Inc., as administrative agent, Lehman Brothers Inc., as exclusive advisor, sole lead arranger and sole book-running manager, and a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the material terms of the senior credit facility.

The senior credit facility matures on December 31, 2006 and provides for aggregate borrowings by us of up to $328.3 million (with net proceeds to us on February 14, 2002 of up to $310.0 million). The senior credit facility provides for:

•	a revolving credit facility of up to $35.0 million in revolving credit loans and letters of credit, and

•	a term loan B facility of $293.3 million in term loans (with net proceeds to us of $275.0 million).

We borrowed approximately $298.8 million under the senior credit facility (with net proceeds to us of $280.4 million) to provide a portion of the proceeds required to consummate the acquisition. The revolving credit facility will also be used for working capital and general corporate needs, including permitted acquisitions.

We can borrow up to $35.0 million under the revolving credit facility for general corporate purposes including working capital, capital expenditures and acquisitions. Our ability to fund acquisitions from the revolving credit facility is limited to an aggregate amount of $15.0 million.

Collateral and Guarantees

The loans and other obligations under the senior credit facility are guaranteed by TSI LLC, TSI Inc. and each of TSI LLC’s direct and indirect subsidiaries (other than certain foreign subsidiaries).

Our obligations under the senior credit facility and the guarantees are secured by:

•
a perfected first priority security interest in all of our tangible and intangible assets and all of the tangible and intangible assets of TSI LLC and each of its direct and indirect subsidiaries, subject to certain customary exceptions, and

•
a pledge of (i) all of the capital stock of TSI Inc. owned by TSI LLC, all of our capital stock and that of any of TSI LLC’s direct and indirect domestic subsidiaries and (ii) two-thirds of the capital stock of certain first-tier foreign subsidiaries, if any.

Interest and Fees

Our borrowings under the senior credit facility are subject to quarterly interest payments and bear interest at a rate which, at our option, can be either:

•
a base rate generally defined as the sum of (i) the higher of (x) the prime rate (as quoted on Page 3750 of the Dow Jones Telerate screen) and (y) the federal funds effective rate, plus one half percent (0.50%) per annum) and (ii) an applicable margin or,

•
a LIBOR rate generally defined as the sum of (i) the rate at which eurodollar deposits for one, two, three or six months and, if available to the lenders under the applicable credit facility, nine or twelve months (as selected by us) are offered in the interbank eurodollar market and (ii) an applicable margin.

The initial applicable margin for the base rate revolving loans is 3.50% and the applicable margin for the eurodollar revolving loans is 4.50%. Commencing on the date of delivery of our financial statements occurring after the completion of two full fiscal quarters following the closing of the acquisition, the applicable margin for the revolving loans is subject to adjustment based on our leverage ratio. The applicable margin for the base rate term B loan and eurodollar term B loan is 3.50% and 4.50%, respectively.

We are required to pay a commitment fee on the difference between committed amounts and amounts actually utilized under the revolving credit facility, which is 0.50% per annum.

Repayments; Prepayments

The term loan B facilities are subject to equal quarterly installments of principal beginning on September 30, 2002 as set forth in the table below:

Year	Term Loan B
2002*	$ 15.0 million
2003	20.0 million
2004	35.0 million
2005	45.0 million
2006	178.3 million

Total	$293.3 million

*	There will only be two quarterly principal payments in 2002, commencing on September 30, 2002.

The revolving credit facility does not require any principal repayments until maturity on December 31, 2006. Voluntary prepayments of principal outstanding under the revolving loans are permitted at any time without premium or penalty, upon the giving of proper notice. In addition, we are required to prepay amounts outstanding under the senior credit facility in an amount equal to:

•	100% of the net cash proceeds from any sale or issuance of equity by TSI LLC or any of its direct or indirect subsidiaries, subject to certain baskets and exceptions;

•	100% of the net cash proceeds from any incurrence of additional indebtedness (excluding certain permitted debt);

•
100% of the net cash proceeds from any sale or other disposition by TSI LLC, or any of its direct or indirect subsidiaries of any assets, subject to certain reinvestment provisions and excluding certain dispositions in the ordinary course; and

•	100% of excess cash flow for each fiscal year.

In addition, any prepayment of the term loan B facility (other than from excess cash flow) shall be accompanied by a prepayment premium equal to 2.00% of the principal amount of such prepayment (if such prepayment is made on or prior to the first anniversary of the closing date) and 1.00% of the principal amount of such prepayment (if such prepayment is made after the first anniversary of the closing date and through the second anniversary of the closing date).

Certain Covenants

The senior credit facility requires us to meet certain financial tests, including without limitation, a minimum fixed charge coverage ratio, a maximum leverage ratio, a maximum senior debt leverage ratio and a minimum interest coverage ratio. In addition, the senior credit facility contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, capital expenditures, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements.

Events of Default

The senior credit facility contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other material indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, certain ERISA events, judgment defaults in excess of specified amounts, failure of any guaranty or security document or any subordination provision supporting the senior credit facility to be in full force and effect and change in control.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “TSI” refers only to TSI Telecommunication Services Inc. and not to any of its subsidiaries.

TSI issued the notes under an indenture among itself, the Guarantors and The Bank of New York, as trustee, in a private transaction that was not subject to the registration requirements of the Securities Act. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture or the registration rights agreement.

The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders have rights under the indenture.

Brief Description of the Notes and the Guarantees

The Notes

The notes:

•	are general unsecured obligations of TSI;

•	are subordinated in right of payment to all existing and future Senior Debt of TSI;

•	are pari passu in right of payment with any future senior subordinated Indebtedness of TSI;

•	are senior in right of payment with any future subordinated Indebtedness of TSI;

•	are unconditionally guaranteed by TSI Telecommunication Holdings, Inc. (the “Parent”), the direct parent entity of TSI;

•	are unconditionally guaranteed by TSI Telecommunication Holdings, LLC (the “Ultimate Parent”), the direct parent entity of the Parent; and

•	are unconditionally guaranteed by each of the Domestic Subsidiaries of TSI.

As of the date of the indenture, all of our subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

The Guarantees

The notes are guaranteed by the Guarantors.

Each guarantee of the notes is:

•	a general unsecured obligation of the Guarantor;

•	subordinated in right of payment to all existing and future Senior Debt of that Guarantor;

•	pari passu in right of payment with any future senior subordinated Indebtedness of that Guarantor; and

•	senior in right of payment to any future subordinated Indebtedness of that Guarantor.

Assuming we had completed the initial offering of notes, the acquisition and the related financing and applied the net proceeds from the initial offering of notes, as of December 31, 2001, TSI and the Guarantors would have guaranteed total Senior Debt of $298.8 million. As indicated above and as discussed in detail below under the caption “—Subordination,” payments on the notes and under the Subsidiary Guarantees are subordinated to the payment of Senior Debt. The indenture permits us and the Guarantors to incur additional Senior Debt.

Principal, Maturity and Interest

The indenture does not limit the maximum aggregate principal amount of notes that TSI may issue thereunder. TSI issued notes in an aggregate principal amount of $245.0 million in connection with the initial offering of notes. TSI may issue additional notes from time to time. Any offering of additional notes is subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. TSI will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on February 1, 2009.

Interest on the notes will accrue at the rate of 12 3/4% per annum and will be payable semi-annually in arrears on February 1 and August 1, commencing on August 1, 2002. TSI will make each interest payment to the Holders of record on the immediately preceding January 15 and July 15.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to TSI, TSI will pay all principal, interest and premium and Liquidated Damages, if any, on that Holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless TSI elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. TSI may change the paying agent or registrar without prior notice to the Holders of the notes, and TSI or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. TSI is not required to transfer or exchange any note selected for redemption. Also, TSI is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Guarantees

The notes will be guaranteed by the Parent, the Ultimate Parent, and each of TSI’s current and future Domestic Subsidiaries, including the Subsidiary that owns TSI’s SS7 network (collectively, the “Guarantors”). These Guarantees will be joint and several obligations of the Guarantors. Each Guarantee will be subordinated to the prior payment in full of all Senior Debt of that Guarantor. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Fraudulent conveyance laws may adversely affect the validity and enforceability of the guarantees of the notes.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than TSI or another Guarantor, unless:

(1)  immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)  either:

(a)  the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Guarantee and the registration rights agreement, pursuant to a supplemental indenture reasonably satisfactory to the trustee; or

(b)  the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Guarantee of a Guarantor will be released:

(1)  in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation), to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of TSI, if the sale or other disposition complies with the “Asset Sale” provisions of the indenture;

(2)  in connection with any sale of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of TSI, if the sale complies with the “Asset Sale” provisions of the indenture;

(3)  if TSI designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4)  in connection with the sale, disposition or transfer of all of the assets of a Guarantor to another Guarantor or TSI.

See “Repurchase at the Option of Holders—Asset Sales.”

Additionally, upon written confirmation in accordance with the indenture, the Guarantee of the Ultimate Parent and the Parent will be released (i) following a sale of all of the Capital Stock of the Subsidiary that owns TSI’s SS7 network in a transaction that complies with the terms set forth below under the caption “Repurchase at the Option of Holders—Asset Sale” if the Net Proceeds from such sale are contributed by the Ultimate Parent to the Parent as common equity or as a capital contribution and by the Parent to TSI (plus any other consideration received in such sale net of estimated taxes in respect of such sale) as common equity capital or as a capital contribution in accordance with the terms of the Equity Contribution Agreement or (ii) if the Ultimate Parent contributes to the Parent as common equity or as a capital contribution, and the Parent in turn contributes to TSI as common equity or as a capital contribution, all of its Equity Interests in the Subsidiary that owns TSI’s SS7 network.

Subordination

The payment of principal, interest and premium and Liquidated Damages and other amounts, if any, on the notes will be subordinated to the prior payment in full in cash of all Senior Debt of TSI, including Senior Debt incurred after the date of the indenture.

The holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt), before the Holders of notes will be entitled to receive any payment or distribution with respect to the notes (except that Holders of notes may receive and retain Permitted Junior Securities and payments made from the trust described under “—Legal Defeasance and Covenant Defeasance”), in the event of any distribution to creditors of TSI:

(1)  in a liquidation or dissolution of TSI;

(2)  in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to TSI or its property;

(3)  in an assignment for the benefit of creditors; or

(4)  in any marshaling of TSI’s assets and liabilities.

TSI also may not make any payment in respect of the notes (except in Permitted Junior Securities or from the trust described under “—Legal Defeasance and Covenant Defeasance”), if:

(1)  a payment default on Senior Debt occurs; or

(2)  any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a “Payment Blockage Notice”) from TSI or the holders of any Designated Senior Debt.

Payments on the notes may and will be resumed:

(1)  in the case of a payment default, upon the date on which such default is cured or waived; and

(2)  in the case of a nonpayment default, upon the earliest of (a) the date on which such nonpayment default is cured or waived, (b) 179 days after the date on which the applicable Payment Blockage Notice is received, and (c) the Trustee receives notice from the Representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of any Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until 365 days have elapsed since the delivery of the immediately prior Payment Blockage Notice.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 days.

If the trustee or any Holder of the notes receives a payment in respect of the notes (except in Permitted Junior Securities or from the trust described under “—Legal Defeasance and Covenant Defeasance”), when the payment is prohibited by these subordination provisions; the trustee or the Holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the written request of the holders of Senior Debt, the trustee or the Holder, as the case may be, will promptly deliver the amounts in trust to the holders of Senior Debt or their proper representative.

TSI must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of TSI, Holders of notes may recover less ratably than creditors of TSI who are holders of Senior Debt. See “Risk Factors—Your right to receive payments on these notes is junior to our existing senior indebtedness and possibly all of our future borrowings. Further, the guarantees of these notes are junior to all of our guarantors’ existing senior indebtedness and possibly to all of their future borrowings.”

Optional Redemption

At any time prior to February 1, 2005, TSI may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture (including additional notes, if any) at a redemption price of 112.750% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings by TSI or a contribution to TSI’s common equity capital made with the net cash proceeds of a concurrent Equity Offering by the Parent or the Ultimate Parent (but excluding any Excluded Capital Contribution and any Reserved Contribution); provided that:

(1)  at least 65% of the aggregate principal amount of notes issued under the indenture (including additional notes, if any) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 60 days of the date of the closing of such Equity Offering.

Except pursuant to the preceding paragraph, the notes will not be redeemable at TSI’s option prior to February 1, 2006. TSI is not prohibited, however, from acquiring the notes by means other than a redemption, whether pursuant to a tender offer or otherwise, assuming such acquisition does not otherwise violate the terms of the indenture.

After February 1, 2006, TSI may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount), set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of the years indicated below:

Year	Percentage
2006	106.375%
2007	103.188%
2008 and thereafter	100.000%

Mandatory Redemption

TSI is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of notes will have the right to require TSI to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000), of that Holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, TSI will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase. Within ten days following any Change of Control, TSI will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. TSI will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, TSI will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, TSI will, to the extent lawful:

(1)  accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)  deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by TSI.

The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry), to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, TSI will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by this covenant. TSI will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require TSI to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that TSI repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

TSI will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by TSI and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of TSI and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require TSI to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of TSI and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

TSI will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)  TSI (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)  the fair market value is determined by TSI’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; and

(3)  at least 75% of the consideration received in the Asset Sale by TSI or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following (and any combination thereof) will be deemed to be cash:

(a)  any liabilities, as shown on TSI’s most recent consolidated balance sheet, of TSI or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Guarantee), that are expressly assumed by the transferee of any such assets;

(b)  any securities, notes or other obligations received by TSI or any such Restricted Subsidiary from such transferee that are converted by TSI or such Restricted Subsidiary into cash within 90 days following the closing of such Asset Sale, to the extent of the cash received in that conversion; and

(c)  any Designated Noncash Consideration received by TSI or any of its Restricted Subsidiaries in any Asset Sale having a fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at the time outstanding, not to exceed 5% of Total Assets at the time of the receipt of such Designated Noncash Consideration.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, TSI may apply those Net Proceeds, at its option:

(1)  to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)  to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business;

(3)  to make a capital expenditure; or

(4)  to acquire other long-term assets that are used or useful in a Permitted Business.

Any cash received by TSI from an Excluded Capital Contribution will be treated as Net Proceeds from an Asset Sale for all purposes under the indenture. Pending the final application of any Net Proceeds, TSI may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, TSI will make an Asset Sale Offer to all Holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, TSI may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

TSI will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, TSI will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

The agreements governing TSI’s outstanding Senior Debt currently prohibit TSI from purchasing any notes, and also provides that certain change of control or asset sale events with respect to TSI would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Debt to which TSI becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when TSI is prohibited from purchasing notes, TSI could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If TSI does not obtain such a consent or repay such borrowings, TSI will remain prohibited from purchasing notes. In such case, TSI’s failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the Holders of notes.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1)  if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)  if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Restricted Payments

TSI will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)  declare or pay any dividend or make any other payment or distribution on account of TSI’s or such Restricted Subsidiary’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving TSI or any of its Restricted Subsidiaries), or to the direct or indirect holders of TSI’s or such Restricted Subsidiary’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of TSI or to TSI or another Restricted Subsidiary of TSI);

(2)  purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving TSI or any of its Restricted Subsidiaries) (a) any Equity Interests of TSI, (b) any Equity Interests of any direct or indirect parent of TSI or (c) any Equity Interests of any Restricted Subsidiary of TSI that are owned by an Affiliate of TSI that is not a Restricted Subsidiary of TSI;

(3)  make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes or the Guarantees, except a payment of interest or principal at the Stated Maturity thereof; or

(4)  make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1)  no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)  TSI would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3)  such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by TSI and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6) and (7) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)  50% of the Consolidated Net Income of TSI for the period (taken as one accounting period), from January 1, 2002 to the end of TSI’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b)  100% of the aggregate net cash proceeds received by TSI since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of TSI (other than Disqualified Stock), or the amount by which Indebtedness is reduced on TSI’s balance sheet upon the conversion or exchange of any Indebtedness of TSI or its Restricted Subsidiaries into Equity Interests of TSI (other than Disqualified Stock or Equity Interests (or debt securities), sold to a Subsidiary of TSI); provided that any proceeds received from the Excluded Capital Contribution or any Reserved Contribution will be disregarded for purposes of this clause (3)(b); plus

(c)  an amount equal to the sum of (i) the net reduction in Restricted Investments that were made by TSI or any Restricted Subsidiary since the date of the indenture in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investments and proceeds representing the return of capital (excluding dividends and distributions), in each case received by TSI or any Restricted Subsidiary, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to TSI’s equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Person or Unrestricted Subsidiary, the amount of Restricted Investments previously made (and treated as a Restricted Payment) by TSI or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

The preceding provisions will not prohibit:

(1)  the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2)  so long as no Default has occurred and is continuing or would be caused thereby, the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of TSI or any Restricted Subsidiary of any Equity Interests of TSI in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of TSI), of, Equity Interests of TSI (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph; and provided, further that the Excluded Capital Contribution and any Reserved Contribution will be disregarded for purposes of this clause (2);

(3)  so long as no Default has occurred and is continuing or would be caused thereby, the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of TSI or any Restricted Subsidiary with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4)  the payment of any dividend by a Restricted Subsidiary of TSI to TSI or to another Restricted Subsidiary of TSI;

(5)  so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of TSI or any distribution, loan or advance to the Parent or the Ultimate Parent for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Parent or Ultimate Parent, in each case held by any former or current employees, officers, directors or consultants of TSI or any of its Restricted Subsidiaries or their respective estates, spouses or family members under any management equity plan or stock option or other management or employee benefit plan, in an aggregate amount not to exceed $2.0 million in any calendar year pursuant to this clause (5); provided that TSI may carry forward and make in a subsequent calendar year, in addition to the amounts permitted for such calendar year, the amount of such purchases, redemptions or other acquisitions or retirements for value permitted to have been made but not made in any preceding calendar year up to a maximum of $6.0 million in any calendar year pursuant to this clause (5); and provided further, that such amount in any calendar year may be increased by the cash proceeds of key man life insurance policies received by TSI and its Restricted Subsidiaries after the date of the indenture less any amount previously applied to the payment of Restricted Payments pursuant to this clause (5); provided further, that cancellation of the Indebtedness owing to TSI from employees, officers, directors and consultants of TSI or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of TSI from such Persons will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provisions of the indenture;

(6)  the payment of dividends or other distributions or the making of loans or advances to the Parent or the Ultimate Parent in amounts required for the Parent or the Ultimate Parent, as the case may be, to pay franchise taxes and other fees required to maintain their existence and to provide for all other operating costs of the Parent and the Ultimate Parent, including, without limitation, in respect of director fees and expenses, administrative, legal and accounting services provided by third parties and other costs and expenses (including all costs and expenses with respect to filings with the SEC), up to an aggregate under this clause (6) of $500,000 per fiscal year plus any bona fide indemnification claims made by directors or officers of the Parent or the Ultimate Parent;

(7)  the payment of dividends or other distributions by TSI to the Parent in amounts required to pay the tax obligations of the Parent and the Ultimate Parent attributable to TSI and its Subsidiaries determined as if TSI and its Subsidiaries had filed a separate consolidated, combined or unitary return for the relevant taxing jurisdiction; provided that in no event may the amount of dividends paid pursuant to this clause (7) to enable the Parent or Ultimate Parent to pay Federal, state and local taxes (and franchise taxes based on income) exceed the amount of such Federal, state and local taxes (and franchise taxes based on income) actually owing by the Parent or the Ultimate Parent at such time and any refunds received by the Parent or the Ultimate Parent attributable to TSI or any of its Subsidiaries shall promptly be returned by the Parent to TSI;

(8)  repurchases of Capital Stock of TSI deemed to occur upon the cashless exercise of stock options and warrants;

(9)  Restricted Payments made pursuant to the Merger Agreement in connection with the acquisition of TSI from Verizon (including any post-closing payments);

(10)  so long as no Default has occurred and is continuing or would be caused thereby, Investments that are made with Reserved Contributions; and

(11)  so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments not otherwise permitted pursuant to this covenant in an aggregate amount not to exceed $10.0 million since the date of the indenture.

The amount of all Restricted Payments (other than cash), will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by TSI or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $5.0 million. Not later than the date of making any Restricted Payment, TSI will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

TSI will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and TSI will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that TSI and any Guarantor may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock and any Guarantor may issue preferred stock, if the Fixed Charge Coverage Ratio for TSI’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least:

(a)  2.25 to 1, in the case of any incurrence or issuance on or before December 31, 2002;

(b)  2.50 to 1, in the case of any incurrence or issuance after December 31, 2002 and on or prior to December 31, 2003; and

(c)  2.75 to 1, in the case of any incurrence or issuance after December 31, 2003;

in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)  the incurrence by TSI and any Restricted Subsidiary of Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of TSI and its Restricted Subsidiaries thereunder), not to exceed $328.4 million less the aggregate amount of all Excluded Capital Contributions and Net Proceeds of Asset Sales applied by TSI or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(2)  the incurrence by TSI and its Restricted Subsidiaries of the Existing Indebtedness;

(3)  the incurrence by TSI or any of its Restricted Subsidiary of Indebtedness represented by the notes and the related Guarantees to be issued on the date of the indenture and the Exchange Notes and the related Guarantees to be issued pursuant to the registration rights agreement;

(4)  the incurrence by TSI or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property (real or personal), plant or equipment used in the business of TSI or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $15.0 million at any time outstanding;

(5)  the incurrence by TSI or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness), that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (10), (11) or (16) of this paragraph;

(6)  the incurrence by TSI or any of its Restricted Subsidiaries of intercompany Indebtedness between or among TSI and any of its Restricted Subsidiaries; provided, however, that:

(a)  if TSI or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of TSI, or the Guarantee, in the case of a Guarantor; and

(b)  (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than TSI or a Restricted Subsidiary of TSI and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either TSI or a Restricted Subsidiary of TSI; will be deemed, in each case, to constitute an incurrence of such Indebtedness by TSI or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)  the incurrence by TSI or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the indenture to be outstanding or for the purpose of fixing or hedging currency exchange rate risk arising in the ordinary course of business;

(8)  the guarantee by TSI or any of its Restricted Subsidiaries of Indebtedness of TSI or a Restricted Subsidiary of TSI that was permitted to be incurred by another provision of this covenant;

(9)  the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of TSI as accrued;

(10)  the incurrence by TSI or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers’ compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims or self insurance; provided, however, that, in each case, upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(11)  the incurrence by TSI or any of its Restricted Subsidiaries of Indebtedness arising from agreements of TSI or such Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock by TSI or a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Capital Stock for the purpose of financing such acquisition; provided that:

(a)  that Indebtedness is not reflected on the balance sheet of TSI or any Restricted Subsidiary (contingent obligations referred to in a footnote or footnotes to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on that balance sheet for purposes of this clause (a)); and

(b)  the maximum assumable liability in respect of that Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of those noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by TSI and/or that Restricted Subsidiary in connection with that disposition;

(12)  the issuance of preferred stock by any of TSI’s Restricted Subsidiaries to TSI or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Equity Interests or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred stock (except to TSI or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of preferred stock that was not permitted by this clause (12);

(13)  the incurrence by TSI or any of its Restricted Subsidiaries of obligations in respect of performance and surety bonds and completion guarantees provided by TSI or such Restricted Subsidiary in the ordinary course of business;

(14)  the incurrence of any Subordinated Indebtedness by TSI pursuant to the terms of the Revenue Guaranty Agreement as the same is in effect on the date of the indenture;

(15)  Indebtedness of TSI that may be deemed to exist under the Merger Agreement as in effect on the date of the Indenture as a result of TSI’s obligation to pay purchase price adjustments thereunder; and

(16)  the incurrence by TSI or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable), at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (16), not to exceed $30.0 million.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, TSI will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

Antilayering

TSI will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of TSI and senior in any respect in right of payment to the notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to the Senior Debt of such Guarantor and senior in any respect in right of payment to such Guarantor’s Guarantee.

Liens

TSI will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness, Attributable Debt or trade payables (other than Permitted Liens) on any asset now owned or hereafter acquired.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

TSI will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)  pay dividends or make any other distributions on its Capital Stock to TSI or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to TSI or any of its Restricted Subsidiaries;

(2)  make loans or advances to TSI or any of its Restricted Subsidiaries; or

(3)  transfer any of its properties or assets to TSI or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)  agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2)  the indenture, the notes and the Guarantees;

(3)  applicable law or rules and regulations promulgated thereunder;

(4)  any instrument governing Indebtedness or Capital Stock of a Person acquired by TSI or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)  customary non-assignment provisions in leases, licenses and other similar agreements entered into in the ordinary course of business and consistent with past practices;

(6)  purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7)  any agreement for the sale or other disposition of Capital Stock or assets of a Restricted Subsidiary or an agreement entered into for the sale of specified assets that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8)  Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)  Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)  provisions with respect to the disposition or distribution of assets or property in joint venture agreements, assets sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(11)  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12)  restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

(13)  Indebtedness incurred after the date of the indenture in accordance with the terms of the indenture; provided that the restrictions contained in the agreements governing the new Indebtedness are, in the good faith judgment of the Board of Directors of TSI, not materially less favorable, taken as a whole, to the Holders of the notes than those contained in the agreements governing Indebtedness that were in effect on the date of the indenture; and

(14)  any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Board of Directors of TSI, not materially less favorable, taken as a whole, to the Holders of notes than those contained in the applicable contracts, instruments or obligations prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, Consolidation or Sale of Assets

TSI may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not TSI is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of TSI and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1)  either: (a) TSI is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than TSI), or to which such sale, assignment, transfer, conveyance or other disposition has been made is either (i) a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia or (ii) is a partnership or limited liability company organized or existing under the laws of the United States, any state thereof or the District of Columbia that has at least one Restricted Subsidiary that is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia which corporation becomes a co-issuer of the notes pursuant to a supplemental indenture duly and validly executed by the trustee;

(2)  the Person formed by or surviving any such consolidation or merger (if other than TSI), or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of TSI under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)  immediately after such transaction, no Default or Event of Default exists; and

(4)  except in the case of a merger or consolidation of TSI with or into a Guarantor and except in the case of the Merger, either:

(a)  TSI or the Person formed by or surviving any such consolidation or merger (if other than TSI), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” or

(b)  on the date of such transaction after giving pro forma effect thereto and any related financing transaction, as if the same had occurred at the beginning of the applicable four-quarter period, the pro forma Fixed Charge Coverage Ratio of TSI will exceed the actual Fixed Charge Coverage Ratio of TSI on such date.

In addition, TSI may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among TSI and any of its Restricted Subsidiaries.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default; provided that in no event will any Subsidiary that owns or operates the SS7 network be designated as an Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by TSI and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “—Restricted Payments” or Permitted Investments, as determined by TSI. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Transactions with Affiliates

TSI will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1)  the Affiliate Transaction is on terms that are no less favorable to TSI or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by TSI or such Restricted Subsidiary with an unrelated Person; and

(2)  TSI delivers to the trustee:

(a)  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b)  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to TSI of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)  any employment agreement or other compensation arrangements or agreements entered into by TSI or any of its Restricted Subsidiaries in the ordinary course of business of TSI or such Restricted Subsidiary;

(2)  transactions between or among TSI and/or any of its Restricted Subsidiaries;

(3)  transactions with a Person that is an Affiliate of TSI solely because TSI or one or more of its Restricted Subsidiaries owns an Equity Interest in, or controls, such Person;

(4) transactions pursuant to the Professional Services Agreement as in effect on the date of the indenture;

(5)  payment of reasonable directors fees to directors of TSI or any of its Restricted Subsidiaries and the provision and payment of customary indemnification to directors and officers of TSI;

(6)  issuances of Equity Interests of TSI (other than Disqualified Stock) to Affiliates of TSI;

(7)  Restricted Payments that are permitted by the provisions of the indenture described above under the caption “—Restricted Payments;”

(8)  loans or advances by TSI and its Restricted Subsidiaries to employees of TSI and its Restricted Subsidiaries that are entered into in the ordinary course of business and that are approved by the Board of Directors of TSI in good faith; provided that the aggregate principal amount of all such loans or advances do not exceed $5.0 million at any one time outstanding;

(9)  transactions with Transaction Network Services Inc. or any of its Subsidiaries in the ordinary course of business and consistent with past practices; and

(10)  transactions effected pursuant to the agreements described in the section of this prospectus entitled “Certain Relationships and Related Transactions” as the same were in effect on the date of the indenture or any amendment, modification or replacement to such agreement (so long as the amendment, modification or replacement is not disadvantageous to the Holders of the notes in any respect).

Additional Guarantees

If TSI or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 20 Business Days of the date on which it was acquired or created, except for Domestic Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries.

Sale and Leaseback Transactions

TSI will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that TSI or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1)  TSI or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens;”

(2)  the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3)  the transfer of assets in that sale and leaseback transaction is permitted by, and TSI applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Business Activities

TSI will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to TSI and its Subsidiaries taken as a whole.

Restrictions on Activities of the Parent and the Ultimate Parent

The Parent and the Ultimate Parent will not engage in any business activities other than, in the case of the Parent, holding the Capital Stock of TSI, and in the case of the Ultimate Parent, holding the Capital Stock of the Parent and Capital Stock of the Subsidiary that owns the SS7 network, and activities directly related or necessary in connection with the holding of such Capital Stock. Neither the Parent nor the Ultimate Parent will hold any Equity Interests or other Investments in any other Person other than U.S. government securities having an aggregate fair market value of not more than $1.0 million at any one time outstanding. The Parent and the

Ultimate Parent will comply in all respects with their agreements set forth in the Equity Contribution Agreement as the same is in effect on the date of the indenture.

The Parent and the Ultimate Parent will not make any Restricted Payment (except a Restricted Payment that would be permitted under the indenture if made by TSI) or engage in any Affiliate Transactions (except Affiliate Transactions that would be permitted under the indenture if engaged in by TSI). Further, neither the Parent nor the Ultimate Parent will directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to any Indebtedness (other than the Guarantee of Obligations under Credit Facilities or the Indenture). Additionally, the Ultimate Parent will not sell any of its interests in the Subsidiary that owns the SS7 network unless the sale would comply with the “Asset Sale” provisions of the indenture if made by TSI.

The indenture will provide that the Parent and the Ultimate Parent will no longer be subject to the provisions described above under this caption “ —Restrictions on Activities of the Parent and the Ultimate Parent” in the event that the Guarantees of the Parent and the Ultimate Parent are released in accordance with the terms of the indenture.

Maintenance of Financial Condition

TSI will not permit its Consolidated Leverage Ratio as of any of the dates set forth in the table below to exceed the ratio set forth opposite such dates in the table below for two consecutive quarterly periods unless the Equity Investors purchase Equity Interests of the Ultimate Parent (other than Disqualified Stock) for cash and the Ultimate Parent contributes the net proceeds from such sale to TSI as common equity capital and TSI applies the net proceeds therefrom to the repayment of Indebtedness such that the Consolidated Leverage Ratio as of the latter such date (calculated on a pro forma basis as if such issuance of Equity Interests and the application of the net proceeds therefrom had occurred on such date) would be below the amount set forth in the table below opposite such date.

Fiscal Quarter	Consolidated Leverage Ratio
March 31, 2002	5.00:1.00
June 30, 2002	5.00:1.00
September 30, 2002	5.00:1.00
December 31, 2002	5.00:1.00
March 31, 2003	4.75:1.00
June 30, 2003	4.75:1.00
September 30, 2003	4.75:1.00
December 31, 2003	4.75:1.00
March 31, 2004, and thereafter	4.25:1.00

This covenant will cease to have any force and effect upon the first to occur of (i) the first fiscal quarter end at which TSI’s Consolidated Leverage Ratio is below 3.00:1.00 or (ii) the date on which the Equity Investors, in connection with this covenant, have purchased Equity Interests (other than Disqualified Stock) from the Ultimate Parent for net cash proceeds aggregating $25 million and the Ultimate Parent has contributed the net proceeds from such sale to TSI as common equity capital. Should the net proceeds from any single such issuance of Equity Interests be less than $25 million, then this covenant will continue to be in force and effect until such time as the net cash proceeds of Equity Interests purchased by the Equity Investors during all periods of non-compliance (or in contemplation of non-compliance as evidenced by an officers’ certificate delivered to the trustee) total in the aggregate $25 million.

Payments for Consent

TSI will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the Commission, so long as any notes are outstanding, TSI will furnish to the Holders of notes, within the time periods specified in the Commission’s rules and regulations:

(1)  all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if TSI were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by TSI’s certified independent accountants; and

(2)  all current reports that would be required to be filed with the Commission on Form 8-K if TSI were required to file such reports.

In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the Commission, TSI will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing), and make such information available to securities analysts and prospective investors upon request. In addition, TSI and the Guarantors have agreed that, for so long as any notes, remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, if any such information is required to be delivered.

If TSI has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of TSI and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of TSI. TSI’s reporting obligations with respect to the information and reports referred to in clause (1) and (2) above will be deemed satisfied in the event that the Parent or the Ultimate Parent continues to be a Guarantor of the notes and files such reports and other information referred to therein in accordance with Rule 3-10 of Regulation S-X.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)  default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes whether or not prohibited by the subordination provisions of the indenture;

(2)  default in payment when due of the principal of, or premium, if any, on the notes, whether or not prohibited by the subordination provisions of the indenture;

(3)  failure by TSI or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control” or “—Repurchase at the Option of Holders—Asset Sales;”

(4)  failure by TSI or any of its Restricted Subsidiaries for 60 days after notice by the trustee or by Holders of at least 25% in aggregate principal amount of notes then outstanding to comply with any of the other agreements in the indenture;

(5)  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by TSI or any of its Restricted Subsidiaries (or the payment of which is guaranteed by TSI or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a)  is caused by a failure to pay principal on such Indebtedness at the Stated Maturity thereof (a “Payment Default”); or

(b)  results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(6)  failure by TSI or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days after such judgment becomes final and non-appealable;

(7)  except as permitted by the indenture, any Guarantee (other than a Guarantee issued by a Subsidiary that is not a Significant Subsidiary) shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Guarantee (other than a Guarantee issued by a Subsidiary that is not a Significant Subsidiary);

(8)  certain events of bankruptcy or insolvency described in the indenture with respect to TSI or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;

(9)  failure by the Parent or the Ultimate Parent to comply with any of the provisions described above under the caption “—Certain Covenants—Restrictions on Activities of the Parent and the Ultimate Parent;”

(10)  the Merger is not consummated on or prior to 5:00 p.m. New York time on the business day immediately succeeding the date of the indenture; and

(11)  failure by TSI to comply with any of the provisions described above under the caption “—Maintenance of Financial Condition,” which default remains uncured for 120 days; provided, however, that should the Equity Investors have purchased Equity Interests (other than Disqualified Stock) of the Ultimate Parent in connection with the covenant entitled “—Maintenance of Financial Condition” for net cash proceeds aggregating $25 million during all periods of non-compliance (or in contemplation of non-compliance as evidenced by an officers’ certificate delivered to the Trustee) and such proceeds have been contributed to TSI as common equity capital, then the covenant will cease to be in force and effect and any Default or Event of Default arising therefrom shall be deemed to have been cured.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to TSI, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately; provided, that so long as any Obligations pursuant to the Credit Agreement shall be outstanding or the commitments thereunder shall not have expired or been terminated, such acceleration shall not be effective until the earlier of:

(1)  an acceleration of any such Indebtedness under the Credit Agreement; or

(2)  five business days after receipt by TSI and the Credit Agent of written notice of such acceleration.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages.

The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of TSI with the intention of avoiding payment of the premium that TSI would have had to pay if TSI then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to February 1, 2006, by reason of any willful action (or inaction), taken (or not taken), by or on behalf of TSI with the intention of avoiding the prohibition on redemption of the notes prior to February 1, 2006, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

TSI is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, TSI is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Equityholders

No director, officer, employee, incorporator, stockholder, member or managing member of TSI or any Guarantor, as such, will have any liability for any obligations of TSI or the Guarantors under the notes, the indenture, the Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

TSI may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Guarantees (“Legal Defeasance”) except for:

(1)  the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2)  TSI’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)  the rights, powers, trusts, duties and immunities of the trustee, and TSI’s and the Guarantor’s obligations in connection therewith; and

(4)  the Legal Defeasance provisions of the indenture.

In addition, TSI may, at its option and at any time, elect to have the obligations of TSI and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events), described under “ —Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)  TSI must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and TSI must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)  in the case of Legal Defeasance, TSI has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) TSI has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)  in the case of Covenant Defeasance, TSI has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)  no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5)  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture), to which TSI or any of its Subsidiaries is a party or by which TSI or any of its Subsidiaries is bound;

(6)  TSI must deliver to the trustee an officers’ certificate stating that the deposit was not made by TSI with the intent of preferring the Holders of notes over the other creditors of TSI with the intent of defeating, hindering, delaying or defrauding creditors of TSI or others; and

(7)  TSI must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

(1)  reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2)  reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3)  reduce the rate of or change the time for payment of interest on any note;

(4)  waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5)  make any note payable in money other than that stated in the notes;

(6)  make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

(7)  waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8)  release any Guarantor from any of its obligations under its Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)  make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of notes, TSI, the Guarantors and the trustee may amend or supplement the indenture or the notes:

(1)  to cure any ambiguity, defect or inconsistency;

(2)  to provide for uncertificated notes in addition to or in place of certificated notes;

(3)  to provide for the assumption of TSI’s obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of TSI’s assets;

(4)  to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder; or

(5)  to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)  either:

(a)  all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to TSI, have been delivered to the trustee for cancellation; or

(b)  all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and TSI or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)  no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which TSI or any Guarantor is a party or by which TSI or any Guarantor is bound;

(3)  TSI or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)  TSI has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, TSI must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of TSI or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this offering memorandum may obtain a copy of the indenture and registration rights agreement without charge by writing to TSI Telecommunication Services Inc., 201 N. Franklin Street, Suite 700, Tampa, Florida 33602, Attention: Robert Garcia, Jr.

Book-Entry, Delivery and Form

The notes will be issued only in fully registered form, without exception. TSI will initially appoint the trustee at its corporate trust office as paying agent, transfer agent and registrar for the notes. In such capacities, the trustee will be responsible for, among other things, (i) maintaining a record of the aggregate holdings of notes represented by the Temporary Regulation S Global Notes, the Regulation S Global Notes and the Restricted Global Notes (each as defined below), and accepting Notes for exchange and registration of transfer, (ii) ensuring that payments of principal and interest in respect of the notes received by the trustee from TSI are duly paid to DTC or its nominees and (iii) transmitting to TSI any notices from Holders.

TSI will cause the transfer agent to act as registrar and will cause to be kept at the office of the transfer agent a register in which, subject to such reasonable regulations as it may prescribe, TSI will provide for the registration of the notes and registration of transfers of the notes. TSI may vary or terminate the appointment of the paying agent or the transfer agent, or appoint additional or other such agents or approve any change in the office through which any such agent acts, provided that there shall at all times be a paying agent and a transfer agent in the Borough of Manhattan, The City of New York, New York. TSI will cause notice of any resignation, termination or appointment of the trustee or any paying agent or transfer agent, and of any change in the office through which any such agent will act, to be provided to Holders of the notes.

Rule 144A and Regulation S Notes

Rule 144A notes will be initially represented by global notes in definitive, fully registered form without interest coupons (collectively, the “Restricted Global Notes”) and will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. The Restricted Global Notes (and any notes issued in exchange therefor), including beneficial interests in the Restricted Global Notes, will be subject to certain restrictions on transfer set forth therein and in the indenture and will bear the legend regarding such restrictions set forth under “Notice to Investors.”

Regulation S Notes will be initially represented by global notes in fully registered form without interest coupons (collectively the “Temporary Regulation S Global Notes”) registered in the name of a nominee of DTC and deposited with the trustee, for the accounts of the Euroclear System (“Euroclear”) and Clearstream (formerly known as Cedelbank) (“Clearstream”). When the Restricted Period (as defined below), terminates and the trustee receives written certification (in the form provided in the indenture), from Euroclear or Clearstream, as the case may be, and Euroclear or Clearstream receives written certification (in the form provided in the indenture), from beneficial owners of the Temporary Regulation S Global Notes that the note or notes with respect to which such certifications are made are not owned by or for persons who are U.S. Persons or for purposes of resale directly or indirectly to a U.S. Person or to a person within the United States or its possessions, the trustee will exchange the portion of the Temporary Regulation S Global Notes covered by such certifications for interests in Regulation S Global Notes (the “Regulation S Global Notes” and, together with the Restricted Global Notes, the “Global Notes” or each individually, a “Global Note”). Such certifications are required because TSI is not a reporting issuer under the Exchange Act. Until the 40th day after the latest of the commencement of the offering and the original issue date of the notes (such period, the “Restricted Period”), beneficial interests in the Temporary Regulation S Global Notes may be held only through Euroclear or Clearstream, unless delivery is made through the Restricted Global Notes in accordance with the certification requirements described below. After the Restricted Period, beneficial interests in the Regulation S Global Notes may be held through other organizations participating in the DTC system. After the Restricted Period, an appropriate certification will be required in order to transfer beneficial interests in the Temporary Regulation S Global Notes, but such transfer certifications shall not be required in respect of the Regulation S Global Notes.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchanges of Book-Entry Notes for Certificated Notes.” In addition, beneficial interests in Restricted Global Notes may not be exchanged for beneficial interests in the Regulation S Global Note or vice versa except in accordance with the transfer and certification requirements described below under “—Exchanges Between the Restricted Global Notes and the Regulation S Global Notes.”

    Exchanges Between the Restricted Global Notes and the Regulation S Global Notes.

Beneficial interests in the Restricted Global Notes may be exchanged for beneficial interests in the Regulation S Global Notes and vice versa only in connection with a transfer of such interest. Such transfers are subject to compliance with the certification requirements described below.

Prior to the expiration of the Restricted Period, a beneficial interest in a Temporary Regulation S Global Note may be transferred to a person who takes delivery in the form of an interest in the Restricted Global Notes only upon receipt by the trustee of a written certification from the transferor (in the form provided in the indenture), to the effect that such transfer is being made to a person who the transferor reasonably believes is purchasing for its own account or accounts as to which it exercises sole investment discretion and that such person and each such account is a “qualified institutional buyer” or QIB, in each case in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States or any other jurisdiction (a “Restricted Global Note Certificate”). After the expiration of the Restricted Period, such certification requirements will not apply to such transfers of beneficial interests in the Regulation S Global Notes.

Beneficial interests in the Restricted Global Note may be transferred to a person who takes delivery in the form of an interest in a Temporary Regulation S Global Note or a Regulation S Global Note only upon receipt by the trustee of a written certification from the transferor (in the form provided in the indenture), to the effect that such transfer is being made in accordance with Rule 903 or Rule 904 of Regulation S, in the case of an exchange for an interest in the Temporary Regulation S Global Note, or in accordance with Rule 903 or 904 of Regulation S, or, if available, Rule 144, in the case of an exchange for an interest in the Regulation S Global Note (a “Regulation S Global Note Certificate”) and that, if such transfer occurs prior to the expiration of the Restricted Period, the interest transferred will be held immediately thereafter through Euroclear or Clearstream.

Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in another Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in another Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

Any exchange of a beneficial interest in a Regulation S Global Note or a Temporary Regulation S Global Note for a beneficial interest in the Restricted Global Note will be effected in DTC by means of an instruction originated by the Trustee through the DTC Deposit/Withdraw at Custodian (“DWAC”) system. Accordingly, in connection with any such exchange, appropriate adjustments will be made in the records of the Security Register to reflect an increase in the principal amount of such Restricted Global Note or vice versa, as applicable.

Exchanges of Book-Entry Notes for Certificated Notes

A beneficial interest in a Global Note may not be exchanged for a note in certificated form unless:

•	DTC (x) notifies TSI that it is unwilling or unable to continue as Depository for such Global Note or (y) has ceased to be a clearing agency registered under the Exchange Act;

•
in the case of a Global Note held for an account of Euroclear or Clearstream, Euroclear or Clearstream, as the case may be, (A) is closed for business for a continuous period of 14 days (other than by reason of statutory or other holidays), or (B) announces an intention permanently to cease business or does in fact do so;

•	there shall have occurred and be continuing an Event of Default with respect to the Notes; or

•
a request for certificates has been made upon 60 days’ prior written notice given to the trustee in accordance with DTC’s customary procedures and a copy of such notice has been received by TSI from the trustee.

Further, in no event will Temporary Regulation S Global Notes be exchanged for notes in certificated form prior to the expiration of the Restricted Period and receipt by the registrar of any certificates required pursuant to Regulation S. In all cases, certificated notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in approved denominations, requested by or on behalf of DTC

(in accordance with its customary procedures). Any certificated notes issued in exchange for an interest in a Global Note will bear the legend restricting transfers that is borne by such Global Note. Any such exchange will be effected only through the DWAC System and an appropriate adjustment will be made in the records of the Security Register to reflect a decrease in the principal amount of the relevant Global Note.

Exchanges of Certificated Notes for Book-Entry Notes

Notes in certificated form may not be exchanged for beneficial interests in any Global Note unless such exchange complies with Rule 144A, in the case of an exchange for an interest in the Restricted Global Note, or Regulation S or (if available), Rule 144, in the case of an exchange for an interest in the Regulation S Global Note. In addition, in connection with any such exchange and transfer, the trustee must have received on behalf of the transferor a Restricted Global Note Certificate or a Regulation S Global Note Certificate, as applicable. Any such exchange will be effected through the DWAC System and an appropriate adjustment will be made in the records of the Security Register to reflect an increase in the principal amount of the relevant Global Note.

Global Notes

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. TSI and the guarantors take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

Upon the issuance of the Temporary Regulation S Global Notes, the Regulation S Global Notes and the Restricted Global Notes, DTC will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Notes to the accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants), and the records of participants (with respect to interest of persons other than participants).

As long as DTC, or its nominee, is the registered Holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and Holder of the notes represented by such Global Note for all purposes under the indenture and the notes. Except in the limited circumstances described above under “—Exchanges of Book-Entry Notes for Certificated Notes,” owners of beneficial interests in a Global Note will not be entitled to have any portions of such Global Note registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or Holders of the Global Note (or any notes presented thereby), under the indenture or the notes. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures (in addition to those under the Indenture referred to herein and, if applicable, those of Euroclear and Clearstream). In the event that owners of beneficial interests in a Global Note become entitled to receive notes in definitive form, such notes will be issued only in registered form in denominations of U.S. and integral multiples thereof.

Investors may hold their interests in the Temporary Regulation S Global Notes and the Regulation S Global Notes through Clearstream or Euroclear, if they are participants in such systems, or indirectly through organizations which are participants in such systems. After the expiration of the Restricted Period (but not earlier), investors may also hold their interests in the Regulation S Global Notes through organizations other than Clearstream and Euroclear that are participants in the DTC system. Clearstream and Euroclear will hold interests in the Temporary Regulation S Global Notes and the Regulation S Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries, which, in turn, will hold such interests in the Temporary Regulation S Global Notes and the Regulation S Global

Notes in customers’ securities accounts in the depositaries’ names on the books of DTC. Investors may hold their interests in the Restricted Global Notes directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream), which are participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear and Clearstream may also be subject to the procedures and requirements of such system.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take action in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Payments of the principal of and interest on Global Notes will be made to DTC or its nominee as the registered owner thereof. Neither TSI, the trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Except for trades involving only Euroclear or Clearstream, beneficial interests in the Global Notes will trade in DTC’s Same-Day Funds Settlement System, and secondary market trading activity in such interests will therefore settle in immediately available funds. TSI expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note representing any notes held by it or its nominee, will immediately credit participants’ accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of such Global Notes for such notes as shown on the records of DTC or its nominee. TSI also expects that payments by participants to owners of beneficial interests in such Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described above, cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected by DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time), of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream), immediately following the DTC settlement date. Cash received on Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a

Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC has advised TSI that it will take any action permitted to be taken by a Holder of notes (including the presentation of notes for exchange as described below), only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default (as defined below), under the notes, DTC reserves the right to exchange the Global notes for legended notes in certificated form, and to distribute such notes to its participants.

DTC has advised TSI as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither TSI, the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear and Clearstream, their participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

Same-Day Settlement and Payment

TSI will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any), by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. TSI will make all payments of principal, interest and premium and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. TSI expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Registration Rights; Liquidated Damages

The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the proposed form of registration rights agreement in its entirety because it, and not this description, defines your registration rights as Holders of these notes. See “—Additional Information.”

TSI, the Guarantors and the Initial Purchaser will enter into the registration rights agreement on or prior to the closing of this offering. Pursuant to the registration rights agreement, TSI and the Guarantors will agree to file with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the Exchange Notes. Upon the effectiveness of the Exchange Offer Registration Statement, TSI and the Guarantors will offer to the Holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for Exchange Notes.

If:

(1)  TSI and the Guarantors are not

(a)  required to file the Exchange Offer Registration Statement; or

(b)  permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy; or

(2)  any Holder of Transfer Restricted Securities notifies TSI prior to the 20th day following consummation of the Exchange Offer that:

(a)  it is prohibited by law or Commission policy from participating in the Exchange Offer; or

(b)  that it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c)  that it is a broker-dealer and owns notes acquired directly from TSI or an affiliate of TSI,

TSI and the Guarantors will file with the Commission a Shelf Registration Statement to cover resales of the notes by the Holders of the notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

TSI and the Guarantors will use all commercially reasonable efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission.

For purposes of the preceding, “Transfer Restricted Securities” means each note until:

(1)  the date on which such note has been exchanged by a Person other than a broker-dealer for an Exchange Note in the Exchange Offer;

(2)  following the exchange by a broker-dealer in the Exchange Offer of a note for an Exchange Note, the date on which such Exchange Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3)  the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(4)  the date on which such note is distributed to the public pursuant to Rule 144 under the Securities Act.

The registration rights agreement will provide that:

(1)  TSI and the Guarantors will file an Exchange Offer Registration Statement with the Commission on or prior to 90 days after the closing of this offering;

(2)  TSI and the Guarantors will use all commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 180 days after the closing of this offering;

(3)  unless the Exchange Offer would not be permitted by applicable law or Commission policy, TSI and the Guarantors will:

(a)  commence the Exchange Offer; and

(b)  use all commercially reasonable efforts to issue on or prior to 45 business days, or longer, if required by the federal securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, Exchange Notes in exchange for all notes tendered prior thereto in the Exchange Offer; and

(4)  if obligated to file the Shelf Registration Statement, TSI and the Guarantors will use all commercially reasonable efforts to file the Shelf Registration Statement with the Commission on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the Commission on or prior to 90 days after such obligation arises.

If:

(1)  TSI and the Guarantors fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or
(2)  any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”); or

(3)  TSI and the Guarantors fail to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(4)  the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then TSI and the Guarantors will pay Liquidated Damages to each Holder of notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of notes held by such Holder.

The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages for all Registration Defaults of $.50 per week per $1,000 principal amount of notes.

All accrued Liquidated Damages will be paid by TSI and the Guarantors on each interest payment date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

Holders of notes will be required to make certain representations to TSI (as described in the registration rights agreement), in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above. By acquiring Transfer Restricted Securities, a Holder will be deemed to have agreed to indemnify TSI and the Guarantors against certain losses arising out of information furnished by such Holder in writing for inclusion in any Shelf Registration Statement. Holders of notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from TSI.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)  Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2)  Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the transaction in which the Parent agreed to acquire TSI by merging the Parent’s wholly-owned subsidiary, TSI Merger Sub, Inc., with TSI pursuant to the Merger Agreement.

“Administrative Agent” means Lehman Commercial Paper Inc.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1)  the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business consistent with past practices; provided that the sale, conveyance or other disposition of all or substantially all of the assets of TSI and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)  the issuance of Equity Interests in any of TSI’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(3)  any single transaction or series of related transactions that involves assets having a fair market value of less than $5.0 million;

(4)  a transfer of assets between or among TSI and its Restricted Subsidiaries;

(5)  an issuance of Equity Interests by a Restricted Subsidiary to TSI or to another Restricted Subsidiary or the issuance of Equity Interests by the Subsidiary that owns TSI’s SS7 network to the Ultimate Parent in the manner described elsewhere in this offering memorandum;

(6)  the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(7)  the sale or other disposition of cash or Cash Equivalents;

(8)  a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments;” and

(9)  the licensing of intellectual property to third Persons on customary terms as determined by the Board of Directors in good faith.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)  with respect to a corporation, the board of directors of the corporation;

(2)  with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)  with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrower” means TSI Merger Sub, Inc.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)  in the case of a corporation, corporate stock;

(2)  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated), of corporate stock;

(3)  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1)  United States dollars;

(2)  securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities), having maturities of not more than 12 months from the date of acquisition;

(3)  certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances (or in the case of foreign Subsidiaries, the foreign equivalent) with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better or in the case of foreign Subsidiaries, any local office of any commercial bank organized under the laws of the relevant jurisdiction or any political subdivision thereof which has a combined capital and surplus and undivided profits in excess of $500.0 million;

(4)  marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Rating Services or Moody’s Investors Services, Inc.;

(5)  repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (3) or (4) above;

(6)  commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within 12 months after the date of acquisition; and
(7)  money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)  the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of TSI and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act, other than a Principal or a Related Party of a Principal), it being understood that as of the date of the indenture, TSI’s SS7 network does not by itself constitute substantially all of the assets of TSI and its Restricted Subsidiaries taken as a whole;

(2)  the adoption of a plan relating to the liquidation or dissolution of TSI;

(3)  the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Parent or TSI, measured by voting power rather than number of shares; or

(4)  the first day on which a majority of the members of the Board of Directors of the Parent or TSI are not Continuing Directors.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1)  provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2)  consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(3)  depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period), of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(4)  all nonrecurring costs and expenses of TSI and its Restricted Subsidiaries incurred in connection with the Acquisition and the related financing transactions; minus

(5)  all non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Leverage Ratio” will have the meaning assigned to it in the Credit Agreement in effect on the date of the indenture.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)  the Net Income, of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)  the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained), or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders (except to the extent of the amount of dividends or distributions that have actually been paid in cash to TSI or one or more of its Restricted Subsidiaries that is not subject to any such restrictions);

(3)  the Net Income (or loss) of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded;

(4)  the cumulative effect of a change in accounting principles will be excluded;

(5)  the net loss of any Person, other than a Restricted Subsidiary of TSI, will be excluded;

(6)  non-cash charges relating to employee benefit or other management compensation plans of TSI or any of its Restricted Subsidiaries or any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards of TSI or any of its Restricted Subsidiaries (excluding in each case any non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period) in each case, to the extent that such non-cash charges are deducted in computing such Consolidated Net Income will be excluded;

(7)  items classified as extraordinary, unusual or nonrecurring losses or charges (including, without limitation, severance, relocation and other restructuring costs), and related tax effects according to GAAP, will be excluded; and

(8)  any cash received by TSI from Verizon under the Revenue Guaranty Agreement in any period will be included in Net Income for that period, net of any payment made by TSI or any Restricted Subsidiary during that period on or with respect to any Indebtedness incurred by TSI under the Revenue Guaranty Agreement.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of TSI who:

(1)  was a member of such Board of Directors on the date of the indenture; or

(2)  was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Agent” means Lehman Commercial Paper Inc., in its capacity as administrative agent for the lenders party to the Credit Agreement, or any successor thereto or any person otherwise appointed.

“Credit Agreement” means that certain Credit Agreement, dated as of the Closing Date, by and among TSI Merger Sub, Inc., the Guarantors, Lehman Commercial Paper Inc., as administrative agent and Lehman Brothers Inc., as book manager and lead arranger and the other lenders party thereto, providing for up to $328.4 million of revolving credit and term loan borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement), or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means any noncash consideration received by TSI or any of its Restricted Subsidiaries in connection with an Asset Sale that is designated as Designated Noncash Consideration pursuant to an Officers’ Certificate setting forth the fair market value of such noncash consideration and the basis of the valuation.

“Designated Senior Debt” means:

(1)  any Indebtedness or other amounts outstanding under the Credit Agreement; and

(2)  after payment in full of all Obligations under the Credit Agreement, any other Senior Debt permitted under the indenture the principal amount of which is $25.0 million or more.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require TSI to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that TSI may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Domestic Subsidiary” means any Restricted Subsidiary of TSI that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of TSI.

“Equity Contribution Agreement” means that certain agreement, dated as of the Closing Date, by and among TSI, the Parent and the Ultimate Parent, whereby the Parent and the Ultimate Parent have agreed to contribute all Net Proceeds to the Parent and then to TSI in the form of common equity capital or as a capital contribution.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Investors” means one or more of the investors that own Capital Stock of the Ultimate Parent as of the date of the indenture.

“Equity Offering” means (1) a public offering of common equity securities or (2) a private placement of common equity securities yielding gross proceeds to the issuer of at least $25.0 million.

“Excluded Capital Contributions” means any capital contributed to TSI by the Parent or any other direct or indirect equity investor in TSI either (1) in connection with the covenant described above under the caption “Certain Covenants—Maintenance of Financial Condition,” or (2) directly or indirectly from the net proceeds from the sale o f TSI’s SS7 network or the Capital Stock of the entity that owns the network.

“Existing Indebtedness” means the amount of Indebtedness of TSI and its Subsidiaries (other than Indebtedness under the Credit Agreement), in existence on the date of the indenture, until such amounts are repaid.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)  the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations (excluding amortization of debt issuance costs associated with the Acquisition); plus

(2)  the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)  any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)  the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of TSI (other than Disqualified Stock), or to TSI or a Subsidiary of TSI, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings), or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the

“Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)  acquisitions (including the Acquisition) that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but including Pro Forma Cost Savings, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2)  the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded from the four-quarter reference period on a pro forma basis (as provided above);

(3)  the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded from the four-quarter reference period on a pro forma basis (as provided above), but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

(4)  the Fixed Charges attributable to any Indebtedness incurred under the Revenue Guaranty Agreement will be excluded.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“GTCR” means GTCR Golder Rauner, L.L.C.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantee and Collateral Agreement” means the Guarantee and Collateral Agreement to be executed and delivered by the Parent, the Ultimate Parent, the Borrower and each subsidiary guarantor to the Credit Agreement, substantially in the form attached as Exhibit A to the Credit Agreement as of the date of the indenture, as the same may be amended, supplemented, replaced or otherwise modified from time to time in accordance with the Credit Agreement.

“Guarantors” means each of:

(1)  the Guarantors named under “—Guarantees” above; and

(2)  any other subsidiary that executes a Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns.

“Hedge Agreements” means all interest rate swaps, caps or collar agreements or similar arrangements entered into by the Ultimate Parent or any of its Subsidiaries providing for protection against fluctuations in interest rates or currency exchange rates or the exchange of nominal interest obligations, either generally or under specific contingencies.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)  interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2)  other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency exchange rates.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1)  in respect of borrowed money;

(2)  evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)  in respect of banker’s acceptances;

(4)  representing Capital Lease Obligations;

(5)  representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6)  representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations), would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1)  the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2)  the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates), in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If TSI or any Subsidiary of TSI sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of TSI such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of TSI, TSI will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of TSI’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by TSI or any Subsidiary of TSI of a Person that holds an Investment in a third Person will be deemed to be an Investment by TSI or such Subsidiary in such third Person in an amount equal to the fair market value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Lender” means the several banks and other financial institutions or entities from time to time party to the Credit Agreement.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes), of any jurisdiction.

“Loan Parties” means the Parent, the Ultimate Parent, the Borrower and each Subsidiary of the Ultimate Parent which is a party to a Loan Document (as defined in the Credit Agreement). This term shall include TSI both before and after giving effect to the Merger.

“Merger” means the merger of TSI Merger Sub, Inc. with and into TSI pursuant to the Merger Agreement.

“Merger Agreement” means the amended and restated agreement of merger dated January 14, 2002 among the Parent, TSI, Verizon Information Services Inc. and TSI Merger Sub, Inc.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)  any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)  any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss).

In addition, for so long as the Parent and the Ultimate Parent are Guarantors of the notes, Net Income of TSI will be calculated without regard to any minority interest in the Subsidiary that owns TSI’s SS7 network that is owned by the Ultimate Parent.

“Net Proceeds” means the aggregate cash proceeds received by TSI or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale (including taxes payable by the members of the Ultimate Parent as a result of the sale by the Ultimate Parent of Equity Interests in the Subsidiary of TSI that owns TSI’s SS7 network), in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Senior Debt, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1)  as to which neither TSI nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)  no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary), would permit upon notice, lapse of time or both any holder of any other Indebtedness of TSI or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

(3)  as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of TSI or any of its Restricted Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Business” means the businesses engaged in by TSI and its Restricted Subsidiaries on the date of original issuance of the notes and/or any activities that are similar, ancillary or related to, or a reasonable extension, development or expansion of, any of those businesses.

“Permitted Group” means any group of investors that is deemed to be a “person” (as that term is used in Section 13(d)(3) of the Exchange Act), at any time prior to TSI’s initial public offering of common stock, by virtue of the Securityholders Agreement, as the same may be amended, modified or supplemented from time to time, provided that no single Person (other than the Principals and their Related Parties), Beneficially Owns (together with its Affiliates), more of the Voting Stock of TSI that is Beneficially Owned by such group of investors than is then collectively Beneficially Owned by the Principals and their Related Parties in the aggregate.

“Permitted Investments” means:

(1)  any Investment in TSI or in a Restricted Subsidiary of TSI;

(2)  any Investment in Cash Equivalents;

(3)  any Investment by TSI or any Restricted Subsidiary of TSI in a Person, if as a result of such Investment:

(a)  such Person becomes a Restricted Subsidiary of TSI; or

(b)  such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, TSI or a Restricted Subsidiary of TSI;

(4)  any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5)  any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock), of TSI;

(6)  any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(7)  Hedging Obligations;

(8)  any Investment existing on the date of the indenture;

(9)  loans and advances to employees and officers of TSI and its Restricted Subsidiaries in the ordinary course of business having an aggregate principal amount not to exceed $2.0 million at any one time outstanding;

(10)  loans to management employees of TSI and its Restricted Subsidiaries for the purchase of Equity Interests having an aggregate principal amount not to exceed $3.0 million at any one time outstanding;

(11)  accounts receivable created or acquired in the ordinary course of business;

(12)  Guarantees by TSI of Indebtedness otherwise permitted to be incurred by Restricted Subsidiaries of TSI under the indenture;

(13)  any Investment in a joint venture with one or foreign partners to the extent that, as a result of the Investment, TSI recognizes gross profit from licensing of intellectual property or sales of equipment to that joint venture over the twelve-month period following the Investment that is at least equal to the amount of such Investment; and

(14)  other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (14) since the date of the indenture, not to exceed $25.0 million.

“Permitted Junior Securities” means:

(1)  common Equity Interests in TSI or any Guarantor; or

(2)  debt or preferred equity securities of TSI or any Guarantor issued pursuant to a plan of reorganization consented to by each class of Senior Debt; provided that all such securities are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the notes and the Guarantees are subordinated to Senior Debt under the indenture.

“Permitted Liens” means:

(1)  Liens securing Senior Debt and other Obligations with respect thereto;

(2)  Liens in favor of TSI or the Guarantors;

(3)  Liens on property of a Person existing at the time such Person is, acquired, merged with or into or consolidated with TSI or any Subsidiary of TSI; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with TSI or the Subsidiary;

(4)  Liens on property existing at the time of acquisition of the property by TSI or any Subsidiary of TSI, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5)  Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)  Liens existing on the date of the indenture;

(7)  Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(8)  Liens incurred in the ordinary course of business of TSI or any Subsidiary of TSI with respect to obligations that do not exceed $10.0 million at any one time outstanding;

(9)  Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries;

(10)  Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money) incurred in the ordinary course of business;

(11)  judgment Liens not giving rise to an Event of Default;

(12)  Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of banker’s acceptances issued or created for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

(13)  Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(14)  Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of TSI or any of its Restricted Subsidiaries, including rights of offset and set-off;

(15)  Liens securing Indebtedness incurred in reliance on clause (4) of the second paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” so long as such Lien extends to no assets other than the assets acquired;

(16)  Leases or subleases granted to others that do not materially interfere with the ordinary course of business of TSI and its Restricted Subsidiaries;

(17)  Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(18)  Liens securing the notes and the notes guarantees;

(19)  Liens securing intercompany Indebtedness of TSI or a Restricted Subsidiary; and

(20)  Liens securing Hedging Agreements that are permitted by the indenture to be incurred.

“Permitted Refinancing Indebtedness” means any Indebtedness of TSI or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of TSI or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)  the principal amount (or accreted value, if applicable), of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable), of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2)  such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3)  if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4)  such Indebtedness is incurred either by TSI or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means GTCR Fund VII, L.P. and/or GTCR Fund VII/A, L.P.

“Pro Forma Cost Savings” means, with respect to any period, the reduction in costs and related adjustments associated with the acquisition of a business that are attributable to that period and that (i) are calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of the date of the indenture or (ii) have actually been implemented by the business that was the subject of the acquisition within six months of the date of the acquisition and prior to the Calculation Date and that are supportable and quantifiable by the underlying accounting records of such business and are described, as provided below, in an officer’s certificate, as if, in the case of each of clause (i) and (ii), all such reductions in costs and related adjustments had been effected as of the beginning of such period.

“Professional Services Agreement” means that certain agreement to be dated as of the Closing Date between TSI and GTCR, whereby GTCR will render to TSI, certain financial and management consulting services.

“Related Party” means:

(1)  any direct or indirect controlling stockholder or controlling general partner, 50% (or more) owned Subsidiary, or immediate family member (in the case of an individual), of any Principal; or

(2)  any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 50% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

“Reserved Contributions” means the net cash proceeds received by TSI after the date of the indenture from (a) contributions to its common equity capital and (b) the sale (other than to a Subsidiary or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of TSI or any of its Subsidiaries) of Capital Stock (other than Disqualified Stock) of TSI, in each case that is designated within 60 days of the receipt of such net cash proceeds as a “Reserved Contribution” pursuant to an Officers’ Certificate; provided that in no event will any proceeds received by TSI directly or indirectly as a result of a sale of some or all of the assets of the Subsidiary that owns TSI’s SS7 network or from the sale of some or all of the Capital Stock of the Subsidiary that owns TSI’s SS7 network be treated as a Reserved Contribution.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Revenue Guaranty Agreement” means that Guaranty of wireless revenue, dated as of the Closing Date, by and between Verizon Information Services, Inc. and TSI as the same is in effect on the date of the indenture.

“Securityholders Agreement” means that certain agreement to be dated the Closing Date among the Ultimate Parent, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P. and GTCR Co-Invest, L.P.

“Senior Debt” means:

(1)  all Indebtedness of TSI or any Guarantor outstanding under Credit Facilities and all obligations under Specified Hedge Agreements;

(2)  any other Indebtedness of TSI or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Guarantee; and

(3)  all Obligations with respect to the items listed in the preceding clauses (1) and (2).

Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1)  any liability for federal, state, local or other taxes owed or owing by TSI;

(2)  any intercompany Indebtedness of TSI or any of its Subsidiaries to TSI;

(3)  any trade payables; or

(4)  the portion of any Indebtedness that is incurred in violation of the indenture; provided that Indebtedness under a Credit Facility will not cease to be Senior Debt under this clause (4) if the lenders obtained a certificate from any officer of TSI as of the date of the incurrence of such Indebtedness to the effect that such Indebtedness was permitted to be incurred by the indenture.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

“Specified Hedge Agreement” means any Hedge Agreement (a) entered into by (i) any Loan Party and (ii) any Lender or any affiliate thereof, or any Person that was a Lender or an affiliate thereof when such Hedge Agreement was entered into, as counterparty and (b) which has been designated by such Lender and the Borrower, by notice to the Administrative Agent not later than 90 days after the execution and delivery thereof by any such Loan Party as a Specified Hedge Agreement; provided that the designation of any Hedge Agreement as a Specified Hedge Agreement shall not create in favor of any Lender or affiliate thereof that is a party thereto any rights in connection with the management or release of any Collateral (as defined in the Credit Agreement) or of the obligations of any Credit Agreement guarantor under the Guarantee and Collateral Agreement.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness of TSI as to which the payment of principal of, and premium, if any, and interest and other payment obligations in respect of such Indebtedness is subordinate to the prior payment in full of all Obligations with respect to the notes as provided in the Revenue Guaranty Agreement.

“Subsidiary” means, with respect to any specified Person:

(1)  any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency), to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)  any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Total Assets” means, as of any date, the consolidated assets of TSI and its Restricted Subsidiaries as of such date calculated in accordance with GAAP.

“Unrestricted Subsidiary” means any Subsidiary of TSI that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1)  has no Indebtedness other than Non-Recourse Debt;

(2)  is not party to any agreement, contract, arrangement or understanding with TSI or any Restricted Subsidiary of TSI unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to TSI or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of TSI;

(3)  is a Person with respect to which neither TSI nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(4)  has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of TSI or any of its Restricted Subsidiaries; and

(5)  has at least one director on its Board of Directors that is not a director or executive officer of TSI or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of TSI or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of TSI as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of TSI as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” TSI will be in default of such covenant. The Board of Directors of TSI may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of TSI of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)  the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth), that will elapse between such date and the making of such payment; by

(2)  the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares), will at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material United States tax consequences regarding your investment in the notes. The discussion assumes that you are purchasing notes after the original issuance thereof. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application or that are generally assumed to be known to investors. This summary is based upon United States law in effect as of the date of this offering memorandum and may be subject to change. Investors should consult their own advisers regarding the tax consequences of the purchase, ownership and disposition of notes in light of their particular circumstances, including the effect of any state, local or other national laws.

General

The following is a summary of certain U.S. federal income tax consequences for beneficial owners of the notes under the Internal Revenue Code of 1986, as amended (the “Code”). A “U.S. Holder” means a person who is any of the following:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (x) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a holder that is not a U.S. Holder. Certain consequences to Non-U.S. Holders are described under “—Consequences to Non-U.S. Holders” below.

This summary is based on current law, which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a dealer in securities or currencies, a financial institution, an insurance company, a tax exempt organization, a person holding the notes as part of a hedging, integrated or conversion transaction, constructive sale or straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, or a U.S. person whose “functional currency” is not the U.S. dollar). For purposes of this discussion, we have assumed that you will hold the notes as a capital asset as defined under the Code. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Consequences to U.S. Holders

Payment of Stated Interest.    A U.S. Holder will be taxed on the stated interest on a note at ordinary income rates at the time at which such interest accrues or is received in accordance with the method of accounting that the U.S. Holder uses for tax purposes.

Original Issue Discount.    In addition to stated interest, the notes were issued with original issue discount (“OID”) equal to the difference between their issue price and their stated redemption price at maturity (as defined below). The “issue price” of the notes is the first price at which a substantial amount of the notes were sold for money in the original issuance of the notes, excluding sales to underwriters, placement agents or wholesalers. The “stated redemption price at maturity” of the notes is the amount payable at maturity (other than qualified stated interest). The stated interest on the notes constitutes qualified stated interest.

Generally, a U.S. Holder will be required to include the OID in ordinary income for U.S. federal income tax purposes as it accrues. The OID will accrue daily in accordance with a constant yield method based on a compounding of interest. The OID allocable to any accrual period will equal the product of the adjusted issue price of the Notes as of the beginning of such period and the notes’ yield to maturity, less any qualified stated interest allocable to that accrual period. The “adjusted issue price” of the notes as of the beginning of any accrual period will equal the issue price of the notes increased by OID previously includable in income and decreased by any payments under the notes (other than qualified stated interest). Because OID will accrue and be includable in income at least annually and no payments other than qualified stated interest will be made under the notes, the adjusted issue price of the notes will increase throughout their life. OID includable in income will therefore increase during each accrual period.

We are required to furnish to the IRS, and will furnish annually to record holders of notes, information with respect to interest and OID accruing during the calendar year. The OID information will be based upon the adjusted issue price of a note instrument as if the holder were the original holder of a note.

Market Discount and Acquisition Premium

A U.S. Holder who purchases a note at a “market discount” that exceeds a statutorily defined de minimis amount will be subject to the “market discount” rules of the Code. A U.S. Holder who purchases a note at a premium will be subject to the bond premium amortization rules of the Code.

In general, because the notes were issued with OID, “market discount” would be calculated as the excess a note’s adjusted issue price over its purchase price. If a U.S. Holder purchases a note at a “market discount,” any gain on sale of that note attributable to the U.S. Holder’s unrecognized accrued market discount would generally be treated as ordinary income to the U.S. Holder. In addition, a U.S. Holder who acquires a debt instrument at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry the debt instrument until the U.S. Holder disposes of the debt instrument in a taxable transaction. Instead of recognizing any market discount upon a disposition of a note and being required to defer any applicable interest expense, a U.S. Holder may elect to include market discount in income currently as the discount accrues. The current income inclusion election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year in which the election applies, and may not be revoked without the consent of the IRS.

In the event that a note is treated as purchased at a premium, that premium will be amortizable by a U.S. Holder as an offset to interest income (with a corresponding reduction in the U.S. Holder’s tax basis) on a constant yield basis if the U.S. Holder elects to do so. This election will also apply to all other debt instruments held by the U.S. Holder during the year in which the election is made and to all debt instruments acquired after that year.

Disposition of Notes.    Upon the sale, exchange, retirement, or other disposition of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which is treated as interest as described above) and (ii) such Holder’s adjusted tax basis in a note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such Holder, increased by OID and market discount previously included in income with respect to such note reduced by any bond premium previously amortized and principal payments received by such Holder.

A U.S. Holder’s gain or loss realized on selling, exchanging or retiring a note will generally be treated as United States source income or loss and will be long-term capital gain or loss if, at the time of the sale, exchange or retirement of a note, the U.S. Holder has held the note for more than one year. This gain or loss will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued market discount not previously included in income. Capital gain or loss will be long-term if the note was held by the holder for more than one year and otherwise will be short-term. Any capital losses realized generally may be used by a corporate taxpayer only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income.

Information Reporting and Backup Withholding.    In general, unless a U.S. Holder is an exempt recipient such as a corporation, information reporting will apply to principal and interest (including OID) payments that we make to you and to the proceeds from the sale of a note. Additionally, if a U.S. Holder fails to provide such U.S. Holder’s taxpayer identification number, or in the case of interest payments, fails either to report in full dividend and interest income or to make certain certifications, the U.S. Holder will be subject to backup withholding at a rate equal to the fourth lowest rate of tax applicable under section 1(c) of the Code.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the U.S. Holder furnishes the required information to the U.S. Internal Revenue Service.

Consequences to Non-U.S. Holders

General.    The following is a summary of certain United States federal income tax consequences that will apply to Non-U.S. Holders of notes.

United States federal withholding tax will not apply to any payment of principal or interest (including OID) on notes held by Non-U.S. Holder provided that:

•
the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and United States Treasury Regulations;

•	the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership;

•	the Non-U.S. Holder is not a bank whose receipt of interest on the notes is described in section 881(c) (3) (A) of the Code; and

•
either (a) the Non-U.S. Holder provides us with its name and address on an IRS Form W-8BEN (or successor form), and certifies, under penalty of perjury, that the Non-U.S. Holder is not a United States person or (b) a financial institution holding the notes on behalf of the Non-U.S. Holder certifies, under penalty of perjury, that it has received an IRS Form W-8BEN (or successor form) from the Non-U.S. Holder as the beneficial owner and provides us with a copy.

If a Non-U.S. Holder cannot satisfy the requirements described above, payments of premium, if any, and interest (including OID) will be subject to the 30% United States federal withholding tax, unless the Non-U.S. Holder provides us with a properly executed:

•	IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty; or

•
IRS Form W-8ECI (or successor form) stating that interest (including OID) paid on the notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business in the United States.

A Non-U.S. Holder will generally not be subject to United States federal income tax on the disposition of a note unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

Information Reporting and Backup Withholding.    In general, backup withholding and information reporting to the Non-U.S. Holders generally will not be required with respect to payments made by us or any paying agent to Non-U.S. Holders if the statement described above under “—Consequences to Non-U.S. Holders” has been received (and the payor does not have actual knowledge that the beneficial owner is a U.S. person).

In addition, backup withholding and information reporting generally will not apply to the proceeds of the sale of a note within the United States or conducted through certain U.S. related financial intermediaries if the payor receives the statement described above under “—Consequences to Non-U.S. Holders” and does not have actual knowledge that the payee is a United States person or the Non-U.S. Holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the Non-U.S. Holder furnishes the required information to the U.S. Internal Revenue Service.

PLAN OF DISTRIBUTION

The selling noteholder may offer and sell the notes from time to time and will act independently of us in deciding the timing, manner and size of any sale. We expect that sales generally will be made at then-prevailing market prices, but prices in negotiated transactions may differ considerably. We cannot predict the extent, if any, to which the selling noteholder may sell the notes.

The selling noteholder intends to distribute the resale notes only as follows, if at all. The resale notes may be sold from time to time directly by the undersigned selling noteholder or, alternatively, through underwriters, broker-dealers or agents. The resale notes may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. The sales may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the notes may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market, or (iv) through the writing of options. In connection with sales of the resale notes or otherwise the selling noteholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes in the course of hedging the positions they assume. The selling noteholder may also sell notes short and deliver notes to close out such short positions, or loan or pledge resale notes to broker-dealers that in turn may sell such securities.

The selling noteholder has not advised us, as of the date hereof, that it has arranged for the offering or sale of any notes with any broker. Underwriters, brokers, dealers or agents (collectively, “underwriters”) may participate in these transactions as agents and, in that capacity, may (i) be deemed underwriters for purposes of the Act and (ii) receive brokerage commissions from the selling noteholder or their purchasers, which (together with any profit received by the selling noteholder may be deemed underwriting discounts and commissions under the Act.

To comply with the securities laws of certain jurisdictions, if applicable, the notes will be offered or sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the notes may not be offered or sold unless they have been registered or qualified for sale in those jurisdictions or unless an exemption from that registration or qualification is available and is complied with.

We have advised the selling noteholder that, under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the notes may be limited in its ability to engage in market making activities respecting the notes. In addition and without limiting the foregoing, we have advised the selling noteholder that it is subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Rule 10b-2 and Regulation M, which provisions may limit the timing of purchases and sales of any of the notes by the selling noteholder. All of the foregoing may affect the marketability of the notes.

We may suspend the use of the prospectus in certain circumstances because of pending corporate developments or a need to file a post-effective amendment. In any such event, we will use our reasonable efforts to ensure that the use of the prospectus is resumed as soon as practicable.

We have agreed to pay substantially all the expenses incident to the registration, offering and sale of the notes by the selling noteholder to the public other than any broker’s commission, finder’s fee or underwriter’s discount or commission, which will be borne by the selling noteholder. We have agreed to indemnify the selling noteholder against certain liabilities in connection with certain statements made or omitted herein, or to contribution with respect thereto.

LEGAL MATTERS

The validity of the resale notes and the resale guarantees and other legal matters in connection with this offering, will be passed upon for us by Kirkland & Ellis, Chicago, Illinois. Certain partners of Kirkland & Ellis are members of a limited liability company that is an investor in GTCR Fund VII, L.P. and GTCR Fund VII/A, L.P. Certain partners of Kirkland & Ellis are members of a partnership that is an investor in GTCR Co-Invest, L.P. Kirkland & Ellis has from time to time represented, and may continue to represent, GTCR Golder Rauner, LLC and certain of its affiliates, including the selling noteholder, in connection with certain legal matters.

WHERE YOU CAN FIND OTHER INFORMATION

While any notes remain outstanding, we will make available, upon request, to any holder and any prospective purchaser of notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d)of the Exchange Act. Any such request should be directed to Robert Garcia, Jr., 201 N. Franklin Street, Suite 700, Tampa, Florida 33602 (813) 273-3000.

The indenture provides that we will furnish copies of the periodic reports required to be filed with the Securities and Exchange Commission under the Exchange Act to the holders of the notes. If we are not subject to the periodic reporting and informational requirements of the Exchange Act, we will, to the extent such filings are accepted by the Securities and Exchange Commission, and whether or not we have a class of securities registered under the Exchange Act, file with the Securities and Exchange Commission, and provide the Trustee and the holders of the notes within 15 days after such filings, annual reports containing the information required to be contained in Form 10-K promulgated under the Exchange Act, quarterly reports containing the information required to be contained in Form 10-Q promulgated under the Exchange Act, and from time to time such other information as is required to be contained in Form 8-K promulgated under the Exchange Act. If filing such reports with the Securities and Exchange Commission is not accepted by the Securities and Exchange Commission or prohibited by the Exchange Act, we will also provide copies of such reports, at its cost, to prospective purchasers of the notes promptly upon written request.

EXPERTS

The consolidated financial statements of TSI Telecommunication Services Inc. (predecessor to TSI Telecommunication Holdings, LLC) at December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TSI TELECOMMUNICATION HOLDINGS, LLC AND PREDECESSOR

Page
Condensed Consolidated Balance Sheets at December 31, 2001 and June 30, 2002 (unaudited)	F-2

Condensed Consolidated Statements of Operations for the six months ended June 30, 2001 (unaudited), the period from January 1, 2002 to February 13, 2002 (unaudited) and the period from February 14, 2002 to June 30, 2002 (unaudited)
F-3

Condensed Consolidated Statements of Changes in Shareholder’s/Unitholders’ Equity for the six months ended June 30, 2001 (unaudited), the period from January 1, 2002 to February 13, 2002 (unaudited) and the period from February 14, 2002 to June 30, 2002 (unaudited)
F-4

Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2001 (unaudited), the period from January 1, 2002 to February 13, 2002 (unaudited) and the period from February 14, 2002 to June 30, 2002 (unaudited)
F-5

Notes to Condensed Consolidated Financial Statements (unaudited)	F-6

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

TSI TELECOMMUNICATION SERVICES INC.
(PREDECESSOR TO TSI TELECOMMUNICATION HOLDINGS, LLC)

TSI TELECOMMUNICATION HOLDINGS, LLC AND PREDECESSOR

CONDENSED CONSOLIDATED BALANCE SHEETS

	Predecessor	Successor
	December 31,	June 30,
	2001	2002
		(unaudited)
ASSETS
Current assets:
Cash	$284	$28,189
Accounts receivable, net of allowances of $3,565 and $3,415	58,922	62,766
Accounts receivable—affiliates	19,495	—
Notes receivable—affiliate	98,912	—
Inventories	99	4
Deferred tax assets	7,122	—
Prepaid and other current assets	1,386	2,298

Total current assets	186,220	93,257

Property and equipment, net	23,656	32,252
Capitalized software, net of accumulated amortization of $46,083 and $4,142	7,703	76,081
Deferred finance costs, net	—	17,835
Goodwill	—	331,142
Identifiable intangibles, net	—	280,008
Deferred taxes and other	34,234	—

Total assets	$251,813	$830,575

LIABILITIES AND SHAREHOLDER’S/UNITHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,989	$12,346
Accounts payable—affiliates	3,923	—
Accrued payroll and related benefits	15,126	8,211
Customer advances	1,179	669
Deferred revenue—affiliates and other	3,153	2,472
Other accrued liabilities	45,186	26,906
Current portion of Term Note B, net of discount	—	20,258

Total current liabilities	79,556	70,862

Long-term liabilities:
Class B Preferred Unit Dividends payable	—	9,605
Pension and other employee benefit obligations	18,301	—
Other liabilities	852	2,300
Subordinated Notes, net of discount	—	239,863
Term Note B, net of discount	—	256,641

Total Long-Term Liabilities	19,153	508,409

Shareholder’s/unitholders’ equity
Class A Preferred Units-an unlimited number authorized, none issued or outstanding	—	—
Class B Preferred Units-an unlimited number authorized, 252,367.50 units issued and outstanding at June 30, 2002	—	251,304
Common Units-an unlimited number authorized, 89,099,099 units issued and outstanding at June 30, 2002	—	—
Common Stock, no par value; 2,000 shares authorized, issued and outstanding at December 31, 2001	1	—
Additional paid-in capital	100,903	—
Retained earnings	52,546	—
Accumulated other comprehensive loss	(346)	—

Total shareholder’s/unitholders’ equity	153,104	251,304

Total liabilities and shareholder’s/unitholders’ equity	$251,813	$830,575

See accompanying notes.

TSI TELECOMMUNICATION HOLDINGS, LLC AND PREDECESSOR

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Predecessor Six Months Ended June 30, 2001	Predecessor Period from January 1 to February 13, 2002	Successor Period from February 14 to June 30, 2002
Revenues (including $65,342, $16,012 and $0 from affiliates)	$170,818	$39,996	$130,431

Costs and expenses:
Cost of operations (including $16,517, $4,419 and $0 from affiliates)	79,213	20,655	59,169
Sales and marketing	11,423	2,614	9,222
General and administrative (including $3,669, $443 and $0 from affiliates)	22,766	4,341	16,547
Depreciation and amortization	6,572	1,464	13,672

	119,974	29,074	98,610

Operating income	50,844	10,922	31,821
Other income (expense), net:
Interest income (including $849, $221 and $0 from affiliates)	1,629	432	551
Interest expense	—	—	(23,191)
Other, net	(3)	(19)	(5)

	1,626	413	(22,645)

Income before provision for income taxes	52,470	11,335	9,176
Provision for income taxes	20,228	4,418	3,601

Net income	32,242	6,917	5,575

Preferred unit dividends	—	—	(9,605)

Net income (loss) attributable to common stockholder/unitholders	$32,242	$6,917	$(4,030)

See accompanying notes.

TSI TELECOMMUNICATION HOLDINGS, LLC AND PREDECESSOR

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDER’S/UNITHOLDERS’ EQUITY

	Class A Preferred Units	Class B Preferred Units	Common Units	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	(Dollars in thousands)
PREDECESSOR
Balance, December 31, 2000	$—	$—	$—	$1	$100,614	$17,038	$(346)	$117,307
Net income (unaudited)	—	—	—	—	—	32,242	—	32,242
Dividends declared (unaudited)	—	—	—	—	—	(22,500)	—	(22,500)
Tax benefit from exercise of stock options (unaudited)	—	—	—	—	147	—	—	147

Balance, June 30, 2001 (unaudited)	$—	$—	$—	$1	$100,761	$26,780	$(346)	$127,196

Balance, December 31, 2001	$—	$—	$—	$1	$100,903	$52,546	$(346)	$153,104
Net income (unaudited)	—	—	—	—	—	6,917	—	6,917
Dividends declared (unaudited)	—	—	—	—	—	(26,514)	—	(26,514)
Tax benefit from exercise of stock options (unaudited)	—	—	—	—	3	—	—	3

Balance, February 13, 2002 (unaudited)	$—	$—	$—	$1	$100,906	$32,949	$(346)	$133,510

SUCCESSOR
Balance, February 14, 2002 (unaudited)	$—	$252,367	$2,967	$—	—	$—	$—	$255,334
Net income (unaudited)	—	—	—	—	—	5,575	—	5,575
Preferred unit dividends (unaudited)	—	(1,063)	(2,967)	—	—	(5,575)	—	(9,605)

Balance, June 30, 2002 (unaudited)	$—	$251,304	$—	$—	$—	$—	$—	$251,304

See accompanying notes.

TSI TELECOMMUNICATION HOLDINGS, LLC AND PREDECESSOR

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Predecessor		Successor
	Six Months Ended June 30, 2001	Period from January 1 to February 13, 2002	Period from February 14 to June 30, 2002
Cash flows from operating activities
Net income	$32,242	$6,917	$5,575
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,572	1,464	17,436
Provision for uncollectible accounts	1,108	1,340	323
Deferred income tax benefit	(669)	(586)	2,300
Pension and other employee retirement benefits	1,395	546	—
Changes in current assets and liabilities:
Accounts receivable	10,933	15,084	(1,181)
Other current assets	(845)	(1,641)	824
Accounts payable	(5,107)	2,732	1,599
Other current liabilities	(177)	(24,671)	7,684

Net cash provided by operating activities	45,452	1,185	34,560

Cash flows from investing activities
Capital expenditures	(2,678)	(606)	(2,825)
(Increase) decrease in note receivable-affiliate	(22,813)	35,387	—

Net cash provided by (used in) investing activities	(25,491)	34,781	(2,825)

Cash flows from financing activities
Dividends paid	(22,500)	(11,250)	—
Excess cash received at purchase date	—	—	1,884
Retirement of short-term debt	—	—	(30,430)

Net cash used in financing activities	(22,500)	(11,250)	(28,546)

Net increase (decrease) in cash	(2,539)	24,716	3,189
Cash at beginning of period	2,584	284	25,000

Cash at end of period	$45	$25,000	$28,189

Supplemental cash flow information
Interest paid	$—	$—	$6,435
Income taxes paid	20,142	22,554	1,605
Supplemental non-cash transactions
Note receivable of $63,525 and accrued liabilities of $48,201 distributed as dividend to stockholder	$—	$15,264	$—

See accompanying notes.

TSI TELECOMMUNICATION HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS)
(UNAUDITED)

1.    Basis of Presentation

The accompanying condensed consolidated financial statements of TSI Telecommunication Holdings, LLC (the Ultimate Parent or TSI LLC) have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the period from January 1, 2002 to February 13, 2002 or the period from February 14, 2002 through June 30, 2002, are not necessarily indicative of the results that may be expected for the year ended December 31, 2002.

The financial statements include the accounts of TSI LLC, TSI Telecommunication Holdings Inc. (TSI Inc.), TSI Telecommunication Services Inc. (TSI), TSI Finance Company (TSI Finance), and TSI Networks Inc. (TSI Networks). All significant intercompany balances and transactions have been eliminated.

On February 14, 2002, TSI Inc. acquired all of the outstanding stock of TSI from Verizon Information Services Inc, a subsidiary of Verizon Communications Inc. (collectively, Verizon). A majority of the common and preferred units issued by TSI LLC at the acquisition date and outstanding at June 30, 2002 are owned by certain funds or individuals affiliated with GTCR Golder Rauner, LLC (GTCR), a private equity investment fund.

The term “successor” refers to TSI Telecommunication Holdings, LLC and all of its subsidiaries, including TSI, following the acquisition of TSI on February 14, 2002. The term “predecessor” refers to TSI prior to being acquired by TSI Inc. on February 14, 2002.

The balance sheet at December 31, 2001 has been derived from the audited financial statements of the predecessor at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in TSI LLC’s registration statement on Form S-4, number 333-88168-01, dated May 24, 2002.

2.    Summary of Significant Accounting Policies

Revenue Recognition

We derive revenues from four primary categories: Technology Interoperability Services, Network Services, Call Processing Services, and Other Outsourcing Services. The revenue recognition policy for each of these areas is as follows:

•
Technology Interoperability Services primarily generate revenues by charging per-transaction processing fees. For our wireless roaming, wireline and SMS clearinghouse services, revenues vary based on the number of data/messaging records provided to us by telecommunications carriers for aggregation, translation and distribution among carriers. These revenues are based on the number of wireless roaming subscriber telephone calls and messages that take place on our customers’ networks. We recognize revenues at the time the transactions are performed.

•
Network Services primarily generate revenue by charging per-transaction processing fees, circuit fees and port fees. The monthly SS7 connection fee is based on the number of links as well as the number of switches to which a customer signals and is recognized in the period when the service is rendered. The per-transaction fees are based on the number of subscriber events and database queries made through our network and are recognized as revenues at the time the transactions are performed.

•
Call Processing Services primarily generate revenue by charging per-transaction processing fees and software licensing fees. The per-transaction fee is based on the number of validation, authorization, and other call processing messages generated by wireless subscribers. These revenues are recognized at the time the transactions are performed. TSI provides turn-key software solutions for which it charges customers a software licensing fee. For turn-key software, we recognize revenue when accepted by the customer.

•
Other Outsourcing Services primarily generate revenue by charging per-minute-of use (MOU) fees, hardware maintenance fees and per-subscriber fees. We recognize revenues from the MOU-based services at the time the service is performed. Hardware maintenance fees are recognized over the life of the contract.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to pay their invoices to us in full. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer’s expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is necessary based on the risk category using the factors described above. In addition, we maintain a general reserve for doubtful accounts by applying a percentage based on the aging category.

Long-lived assets

We review our long-lived assets for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. We also evaluate the useful life of assets periodically. The review consists of a comparison of the carrying value of the assets with the assets’ expected future undiscounted cash flows without interest costs. Estimates of expected future cash flows represent management’s best estimate based on reasonable and supportable assumptions and projections. If actual market conditions are less favorable than those projected by management, asset write-downs may be required. Management will continue to evaluate overall industry and company specific circumstances and conditions as necessary.

Restructuring

We have made estimates of the costs to be incurred as a part of our initial restructuring plan arising from our acquisition. These amounts were accrued as a part of our purchase accounting adjustments. These estimates include the amount of severance and other costs expected to be paid between April 2002 and the first quarter of 2003. We have also made estimates of the costs to be incurred as a part of our August 29, 2002 restructuring. These estimates include severance related costs expected to be incurred between August 2002 and the second quarter of 2003. We will review both of these estimates until fully paid.

Purchase Accounting

We have made estimates of the fair values of the assets acquired as of February 14, 2002 based on appraisals from third parties and also based on certain internally-generated information. In addition, we have estimated the economic lives of certain of these assets and these lives were used to calculate depreciation and amortization expense.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements No. 141, Business Combinations (“FAS 141”) and No. 142, Goodwill and Other Intangible Assets (“FAS 142”). FAS 141 addresses financial accounting and reporting for business combinations while FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. FAS 141 applies to all business combinations initiated after June 30, 2001, while FAS 142 is required to be applied in fiscal years beginning after December 15, 2001. The adoption of FAS 141 had a material impact on our financial statements due to the segregation of identifiable intangible assets separate from goodwill. Identifiable intangible assets with other than indefinite lives will continue to be amortized in the financial statements, however, goodwill and identifiable intangibles with indefinite lives will no longer be amortized. Other than the impact on amortization, the adoption of FAS 142 is not expected to have a material impact on our financial statements.

In June 2001, the Financial Accounting Standards Board issued Statement No. 143, Accounting for Asset Retirement Costs (“FAS 143”). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is required to be applied in fiscal years beginning after June 15, 2002. The adoption of this Statement is not expected to have a material impact on our financial statements.

In August 2001, the Financial Accounting Standards Board issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”). FAS 144 provides guidance on differentiating between assets held and used and assets to be disposed of. This Statement is required to be applied in fiscal years beginning after December 15, 2001. The adoption of this Statement is not expected to have a material impact on our financial statements.

3.    Acquisition

On February 14, 2002, TSI Inc. acquired TSI by merging its wholly-owned subsidiary, TSI Merger Sub, Inc., with and into TSI (the “acquisition”). Pursuant to the merger agreement, Verizon Information Services Inc. received merger consideration equal to $770,000 in cash. Fees and expenses of approximately $37,300 were paid. A working capital adjustment of $1,400 was paid to Verizon in May 2002. TSI Inc. is a corporation formed by TSI LLC, which is owned by GTCR Fund VII, L.P., certain of its affiliates and co-investors, G. Edward Evans (TSI’s chief executive officer) and certain other members of TSI’s management. TSI is a leading provider of mission-critical transaction processing services to wireless telecommunications carriers throughout the world. As a result of the acquisition, the ultimate Parent expects to increase market share due to independence from Verizon.

The acquisition was funded as follows:

Equity contribution	$255,335
Cash held by TSI	25,000
Working capital adjustment paid in May 2002	1,400
Acquisition fees and expenses paid after closing using cash generated from operations	6,948
Senior credit facility
Revolving credit facility	5,430
Term loan, net of discount	275,000
Senior Notes, net of discount	239,570

$808,683

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at February 14, 2002, the date of the acquisition. The determination of the fair value of assets and liabilities at the acquisition date as well as the identification of other intangible assets are continuing, and may ultimately change, but is not expected to be materially different.

February 14, 2002
Cash and other current assets	$91,916
Property and equipment	35,049
Intangible assets not subject to amortization—
Trademarks	51,700
Intangible assets subject to amortization—(19 year weighted-average useful life)
Software (11 year weighted average useful life)	78,532
Contracts (4 year weighted-average useful life)	17,400
Customer Base (20 year weighted-average useful life)	216,600
Deferred financing costs	19,269
Goodwill	331,142

Total assets acquired	841,608
Current liabilities, excluding long-term debt	(66,273)
Long-term debt	(520,000)

Total liabilities assumed	(586,273)

Net assets acquired	$255,335

The acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and EITF 88-16, Basis in Leveraged Buyout Transactions.

The purchase accounting adjustments have been recorded in the accompanying unaudited condensed consolidated financial statements as of February 14, 2002 and are reflected in all periods subsequent to February 13, 2002. The excess purchase price paid by the Parent over its preliminary estimates of the fair market value of the tangible and identifiable intangibles assets and liabilities of TSI as of the date of the acquisition was approximately $331,142 and is reflected as Goodwill in the accompanying unaudited condensed consolidated balance sheet as of June 30, 2002. The purchase price resulted in the recognition of goodwill due to additional value attributable to TSI’s market share, enterprise product development capabilities and management team.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the new intangible asset balance has been allocated between identifiable intangible assets and remaining goodwill. Goodwill will not be amortized but is subject to an ongoing assessment for impairment. As a part of the transactions, TSI has elected for income tax purposes to treat the acquisition as an asset purchase resulting in a step-up in tax basis equal to the new book basis. As a result, all deferred taxes were eliminated in purchase accounting. Goodwill will be deductible for tax purposes over a 15-year period beginning February 14, 2002.

The unaudited pro forma results presented below include the effects of the acquisition as if it had been consummated at the beginning of the period prior to acquisition. Pro Forma adjustments arise due to the asset revaluation and debt incurred. The unaudited pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been consummated at the beginning of the year prior to acquisition.

	Predecessor Six Months Ended June 30, 2001	Predecessor Period from January 1 to February 13, 2002
Revenues	$170,818	$39,996
Net income	6,539	1,133
Net income (loss) attributable to common unitholders	$(6,080)	$1,909

4.    Debt

As a part of the financing of the acquisition described in Note 3 above, TSI entered into various debt agreements all of which are guaranteed by TSI LLC, TSI Inc., TSI Finance and TSI Networks. The following are the amounts outstanding at June 30, 2002:

$35,000 revolving line of credit, due December 2006, interest payable quarterly, principal payable upon maturity (a)	$—
$293,333 term note due December 2006, interest payable quarterly, principal payable quarterly beginning September 2002—net of discount of $16,434 (a)	276,899
$245,000 Senior Notes due February 2009, bearing interest at 12.75%, interest payable semi-annually beginning August 2002, principal payable upon maturity—net of discount of $5,137 (b)	239,863

Total	516,762
Less current portion	(20,258)

Long-term debt	$496,504

(a)	The senior credit facility provides for aggregate borrowings by TSI of up to $328,333 million maturing December 2006 (with net proceeds to us on February 14, 2002 of up to $310,000) as follows:

•
a revolving credit facility of up to $35,000 in revolving credit loans and letters of credit; available for general corporate purposes including working capital, capital expenditures and acquisitions (funding for acquisitions from the revolving credit facility is limited to an aggregate amount of $15,000. The outstanding balance of the revolving line of credit is $0 as of June 30, 2002; and

•	a term loan B facility of $293,333 in term loans.

The revolving line of credit and the term note each bear interest at variable rates, at TSI’s option:

•
a base rate generally defined as the sum of (ii) the higher of (x) the prime rate (as quoted on the British Banking Association Telerate Page 5) and (y) the federal funds effective rate, plus one half percent (0.50%) per annum) and (ii) an applicable margin (initially 3.50%); or

•
a LIBOR rate generally defined as the sum of (i) the rate at which eurodollar deposits for one, two, three or six months and, if available to the lenders under the applicable credit facility, nine or twelve months (as selected by TSI) are offered in the interbank eurodollar market and (ii) an applicable margin (initially 4.50%).

The term loan B facilities are subject to equal quarterly installments of principal beginning on September 30, 2002 as set forth in the table below:

Year	Term Loan B
2002*	$15,000
2003	20,000
2004	35,000
2005	45,000
2006	178,333

Total	$293,333

*	There will only be two quarterly principal payments in 2002, commencing on September 30, 2002.

Voluntary prepayments of principal outstanding under the revolving loans are permitted at any time without premium or penalty, upon the giving of proper notice. In addition, TSI is required to prepay amounts outstanding under the senior credit facility in an amount equal to:

•	100% of the net cash proceeds from any sale or issuance of equity by TSI LLC or any of its direct or indirect subsidiaries, subject to certain baskets and exceptions;

•	100% of the net cash proceeds from any incurrence of additional indebtedness (excluding certain permitted debt);

•
100% of the net cash proceeds from any sale or other disposition by TSI LLC, or any of its direct or indirect subsidiaries of any assets, subject to certain reinvestment provisions and excluding certain dispositions in the ordinary course; and

•	100% of excess cash flow for each fiscal year.

In addition, any prepayment of the term loan B facility (other than from excess cash flow) shall be accompanied by a prepayment premium equal to 2.00% of the principal amount of such prepayment (if such prepayment is made on or prior to the first anniversary of the closing date) and 1.00% of the principal amount of such prepayment (if such prepayment is made after the first anniversary of the closing date and through the second anniversary of the closing date).

TSI is required to pay a commitment fee on the difference between committed amounts and amounts actually utilized under the revolving credit facility, which is 0.50% per annum.

(b)
The senior notes are general unsecured obligations of TSI, and are unconditionally guaranteed by TSI Inc. and TSI LLC, and each of the domestic subsidiaries of TSI. At any time prior to February 1, 2005, TSI may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture (including additional notes, if any) at a redemption price of 112.75% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, with the net cash proceeds of one or more equity offerings by TSI or a contribution to TSI’s common equity capital made with the net cash proceeds of a concurrent equity offering by TSI Inc. or TSI LLC (but excluding any Excluded Capital Contribution, as defined, and any Reserved Contribution, as defined, provided that:

•	At least 65% of the aggregate principal amount of notes issued under the indenture (including additional notes, if any) remains outstanding immediately after the occurrence of such redemption; and

•	The redemption occurs within 60 days of the date of the closing of such equity offering.

Except pursuant to the preceding paragraph, the notes will not be redeemable at TSI’s option prior to February 1, 2006.

After February 1, 2006, TSI may redeem all or a part of the notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount), set forth below plus accrued and unpaid interest and liquidated damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of the years indicated below:

Year	Percentage
2006	106.375%
2007	103.188%
2008	100.000%

TSI is not required to make mandatory redemption or sinking fund payments with respect to the notes.

The notes contain various other provisions in the event of a change in control or asset sales, and they also contain certain covenants related to dividend payments, equity repurchases, debt repurchases, restrictions on investments, incurrence of indebtedness, issuance of preferred stock, sale and leaseback transactions, and require the maintenance of certain financial conditions related to leverage ratios.

5.    Commitments and Contingencies

On February 14, 2002, TSI entered into several agreements to enable it to conduct its business on a stand-alone basis separate from Verizon, and for other business reasons.

Professional Services Agreement

TSI has agreed to pay GTCR an annual fee of $500 for its ongoing services as a financial and management consultant to TSI.

Transition Services Agreement

Verizon agreed to provide TSI with services for accounts payable, general ledger/SAP, employee health benefits/COBRA, and payroll services for a period of six months following February 14, 2002 for a total monthly fee of approximately $129. The transition services were completed as of June 30, 2002.

Distributed Processing Services Agreement

Verizon has agreed to provide TSI with data center infrastructure and technical support services in support of TSI’s distributed systems processing, including a data center network infrastructure, for a period of 18 months. TSI will pay both monthly labor fees (capped at approximately $241 per month) and maintenance fees (capped at $300 per month). If additional hardware, software or maintenance is added, Verizon will charge TSI additional amounts. Amounts incurred under these agreements total $2,453 from February 14, 2002 to June 30, 2002.

Mainframe Computing Services Agreement

Verizon has agreed to provide certain mainframe computing and help desk services to TSI, for a period of six months, beginning February 14, 2002. TSI pays Verizon a per service fee depending on the type of service provided. Therefore, monthly payments vary with usage. Typical services include CPU processing time, disk and tape storage, and tape mounts. There are no stated minimum fees. Amounts incurred under these agreements total $2,079 from February 14, 2002 to June 30, 2002. This does not include $311 in costs incurred during the three months ended June 30, 2002 to transition TSI’s data to a new service provider.

Aircraft Lease

Effective March 1, 2002, TSI entered into an operating lease for the use of an executive aircraft. The lease is for seven years, ending March 1, 2009, and requires monthly payments of $57, plus actual expenses for maintenance, fuel and other usage related charges. TSI has an option to purchase the aircraft 36 months after the commencement date of the lease at a price of $6,650. TSI’s CEO and one of his affiliates will be entitled to use the aircraft and an affiliate of the CEO will pay 25% of the monthly lease and other fixed costs for the aircraft and will reimburse TSI for all operating costs of the aircraft in connection with such use. Amounts incurred by TSI, net of estimated amounts due from TSI’s CEO, totaled $410 from February 14, 2002 to June 30, 2002.

Oklahoma Office Lease

On April 9, 2002, TSI entered into an operating lease for the use of office space in Oklahoma City, Oklahoma. The lease commences on August 1, 2002, has a term of six years ending July 31, 2007, and requires monthly payments of $9.

Revenue Guaranty Agreement

Verizon has agreed through December 31, 2005 to make quarterly payments to TSI if the amount of wireless revenues, as defined, for a given period is less than the revenue target for such period. In general the revenue guaranty payments will be due if wireless revenues during each of the years in the period from February 14, 2002 to December 31, 2005 are less than 82.5% of the agreed-upon targets. The payments due would be calculated as equal to 61.875% of the quarterly shortfall. No amount has been accrued for the period from February 14, 2002 to June 30, 2002.

6.    Unitholders’ Interests

The Ultimate Parent is organized as a limited liability company under the laws of Delaware.

The ownership interests in TSI LLC consist of Class A Preferred Units, Class B Preferred Units and Common Units. Holders of the Class Preferred A Units and Class B Preferred Units have no voting rights except as required by law. The holders of the Common Units are entitled to one vote per unit on all matters to be voted upon by the unitholders of TSI LLC.

The Class A Preferred Units are entitled to a cumulative preferred yield of 10.0% per annum, compounded quarterly. Class A Preferred Units may be used as consideration for the repurchase by TSI LLC of Class B Preferred Units and Common Units held by members of our management team who cease to be employed by TSI LLC, TSI Inc. or their respective subsidiaries. At June 30, 2002, no Class A Preferred Units were outstanding.

The Class B Preferred Units are entitled to an annual cumulative preferred yield of 10.0%, compounded quarterly. At June 30, 2002, there were 252,367.50 of Class B Preferred Units outstanding. For the period from February 14, 2002 to June 30, 2002, preferred dividends accrued totaled $9,605.

The Common Units represent the common equity of TSI LLC. At June 30, 2002, there were 89,099,099 Common Units outstanding.

Pursuant to the limited liability company agreement, distributions of property of TSI LLC shall be made in the following order:

•	First, holders of Class A Preferred Units, if any, will receive a preferred yield on their invested capital of 10% per annum, compounded quarterly;

•	Second, holders of Class A Preferred Units, if any, will receive return of their invested capital;

•	Third, holders of Class B Preferred Units will receive a preferred yield on their invested capital of 10% per annum, compounded quarterly;

•	Fourth, holders of Class B Preferred Units will receive return of their invested capital; and

•	Thereafter, holders of the Common Units will receive all remaining distributions.

Under the purchase agreements entered into in connection with the acquisition, the GTCR investors and certain co-investors acquired a strip of Class B Preferred Units and Common Units and committed to purchase up to an additional $25,000 of equity securities of TSI LLC. The investment of the additional $25,000 is conditioned upon the GTCR investors and the board of managers of TSI LLC approving the terms of the investment and the proposed use of the proceeds from the investment, as well as the satisfaction of certain other conditions.

7.    Stock Options

On May 16, 2002, TSI Inc.’s Board of Directors adopted a Founders’ Stock Option Plan for non-employee directors, executives and other key employees of TSI Inc. In addition, the Board of Directors adopted a Directors’ Stock Option Plan on August 2, 2002. The plans have a term of five years and provide for the granting of options to purchase shares of TSI Inc.’s non-voting common stock. As of June 30, 2002, there were 62,300 options granted under the Founder’s Stock Option Plan. As of June 30, 2002, no options were granted under the Directors’ Stock Option Plan.

Under the plans, the options have or will have an initial exercise price based on the fair market value of each share, as determined by the Board. The per share exercise price of each stock option is not less than the fair market value of the stock on the date of the grant or, in the case of an equity holder owning more than 10% of the outstanding stock of TSI Inc., the price for incentive stock options is not less than 110% of such fair market value. The Board reserved 1,000,000 shares of non-voting common stock, par value $.01 per share for issuance under the Founders’ plan and 300,000 shares under the Directors’ plan.

All options to be issued under the plans shall be presumed to be nonqualified stock options unless otherwise indicated in the option agreement. Each option will have exercisable life of no more than 10 years from the date of grant for both nonqualified and incentive stock options in the case of grants under the Founders’ Stock Option Plan and under the Directors’ Stock Option Plan. Vesting will vary by grant and will be indicated in the option agreement.

TSI Inc. will account for these plans and related grants thereunder using the intrinsic value method prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees. However, pro forma information regarding net income and earnings per share as required by Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, (SFAS 123) will be provided and will be determined as if the Company had accounted for its employee and non-employee director stock options under the fair value method of SFAS 123.

8.    Restructuring

As a part of the acquisition, TSI developed a restructuring plan to react to competitive pressures and increase operational efficiency. The plan includes the termination of approximately 78 employees in Tampa and Dallas, or 6% of TSI’s workforce and the closure of the Dallas office. As a result, TSI accrued $3,333 of expenses in relation to this plan as of February 14, 2002 including $2,948 for severance related to the reduction in workforce and $385 for costs to relocate employees added as a part of the restructuring. All charges were recognized in the purchase accounting.

TSI will continue to operate the Dallas office until September 30, 2002 when the lease expires. Until that time, TSI will continue to pay the salaries of the terminated employees as they have agreed to stay throughout the transition period and train employees that will be relocating to Tampa and those amounts will be expensed as incurred. After the date of notification to the employees on April 14, 2002, TSI sought no additional services from the severed Tampa employees. Those employees that were severed served across all functions.

As of June 30, 2002, $772 of restructuring costs was paid with an accrual remaining of $2,561. TSI anticipates that all restructuring activities and payments will be complete by first quarter 2003.

9.    Supplemental Condensed Consolidated Financial Information

TSI’s payment obligations under the senior notes, described in Note 4 above, are guaranteed by the Ultimate Parent, TSI Inc., and all domestic subsidiaries of TSI including TSI Finance and TSI Networks (collectively, the Guarantors). Such guarantees are full, unconditional and joint and several. The following supplemental financial information sets forth, on an unconsolidated basis, balance sheets, statements of income, and statements of cash flows information for the Ultimate Parent (parent only), TSI Inc., and for the guarantor subsidiaries. The supplemental financial information reflects the investments of the Ultimate Parent and the Parent using the equity method of accounting.

CONSOLIDATING BALANCE SHEET
As of June 30, 2002

	TSI LLC	TSI, Inc.	TSI	TSI Networks	TSI Finance	Eliminations	Consolidated
ASSETS
Current assets:
Cash	$—	$—	$28,180	$—	$9	$—	$28,189
Accounts receivable, net of allowances	—	—	32,598	30,168	—	—	62,766
Accounts receivable—affiliates	—	—	—	2,536	19,733	(22,269)	—
Notes receivable affiliate	—	—	—	1,985	400,000	(401,985)	—
Inventories	—	—	4	—	—	—	4
Prepaid and other current assets	—	—	2,298	—	—	—	2,298

Total current assets	—	—	63,080	34,689	419,742	(424,254)	93,257
Property and equipment, net	—	—	17,522	14,730	—	—	32,252
Capitalized software, net of accumulated amortization	—	—	67,484	8,597	—	—	76,081
Deferred finance costs	—	—	17,835	—	—	—	17,835
Goodwill	—	—	200,998	130,144	—	—	331,142
Identifiable intangibles	—	—	150,713	129,295	—	—	280,008
Dividends receivable—affiliates	13,831	—	4,070	—	—	(17,901)	—
Investment in subsidiary	247,078	258,925	728,607	—	—	(1,234,610)	—

Total Assets	$260,909	$258,925	$1,250,309	$317,455	$419,742	$(1,676,765)	$830,575

LIABILITIES AND UNITHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$—	$12,346	$—	$—	$—	$12,346
Accounts payable—affiliates	—	—	—	—	—	—	—
Accrued payroll and related benefits	—	—	8,211	—	—	—	8,211
Customer advances	—	—	669	—	—	—	669
Deferred revenue—affiliates and other	—	—	2,472	—	—	—	2,472
Other Accrued Liabilities	—	—	46,639	—	—	(19,733)	26,906
Revolving line of credit	—	—	—	—	—	—	—
Current portion of term note B, net of discount	—	—	20,258	—	—	—	20,258

Total current liabilities	—	—	90,595	—	—	(19,733)	70,862

Long-term liabilities:
Preferred Unit dividends payable	9,605	13,831	—	4,070	—	(17,901)	9,605
Other liabilities	—	—	2,300	—	—	—	2,300
Payable to affiliate	—	—	401,985	—	—	(401,985)	—
Subordinated Notes, net of discount	—	—	239,863	—	—	—	239,863
Term Note B, net of discount-less current portion	—	—	256,641	—	—	—	256,641

Total Long-Term Liabilities	9,605	13,831	900,789	4,070	—	(419,886)	508,409
Unitholders’ equity
Class A Preferred Units	—	—	—	—	—	—	—
Class B Preferred Units	251,304	—	—	—	—	—	251,304
Common Units	—	—	—	—	—	—	—
Common Stock	—	4,614	—	1,628	—	(6,242)	—
Preferred Stock	—	240,480	—	311,757	—	(552,237)	—
Additional paid-in capital	—	—	253,350	—	400,025	(653,375)	—
Retained Earnings	—	—	5,575	—	19,717	(25,292)	—

Total Unitholders’ Equity	251,304	245,094	258,925	313,385	419,742	(1,237,146)	251,304

Total Liabilities and Unitholders’ Equity	$260,909	$258,925	$1,250,309	$317,455	$419,742	$(1,676,765)	$830,575

CONSOLIDATING STATEMENT OF OPERATIONS
Period from February 14, 2002 to June 30, 2002

	TSI LLC	TSI Inc	TSI	TSI Networks	TSI Finance	Eliminations	Consolidated
Revenues	$—	$—	$107,498	$22,933	$—	$—	$130,431

Costs and expenses:
Cost of operations	—	—	46,697	12,472	—	—	59,169
Sales and marketing	—	—	8,140	1,082	—	—	9,222
General and administrative	—	—	15,152	1,379	16	—	16,547
Depreciation and amortization	—	—	11,655	2,017	—	—	13,672

	—	—	81,644	16,950	16	—	98,610

Operating income	—	—	25,854	5,983	(16)	—	31,821
Other income (expense), net:
Income from equity investment	5,575	5,575	23,430	—	—	(34,580)	—
Interest income	—	—	453	98	19,733	(19,733)	551
Interest expense	—	—	(42,924)	—	—	19,733	(23,191)
Other, net	—	—	(5)	—	—	—	(5)

	5,575	5,575	(19,046)	98	19,733	(34,580)	(22,645)

Income before provision for income taxes	5,575	5,575	6,808	6,081	19,717	(34,580)	9,176
Income tax expense	—	—	1,233	2,368	—	—	3,601

Net income	5,575	5,575	5,575	3,713	19,717	(34,580)	5,575
Preferred Dividends to Holders of Class B Preferred Units	9,605	13,831	—	4,070	—	(17,901)	9,605

Net income (loss) attributable to common unit holders	$(4,030)	$(8,256)	$5,575	$(357)	$19,717	$(16,679)	$(4,030)

CONSOLIDATING STATEMENT OF CASH FLOWS
Period from February 14, 2002 to June 30, 2002

	TSI LLC	TSI Inc	TSI	TSI Networks	TSI Finance	Eliminations	Consolidated
Cash flows from operating activities
Net income	$5,575	$5,575	$5,575	$3,713	$19,717	$(34,580)	$5,575
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	—	15,611	1,825	—	—	17,436
Provision for uncollectible accounts	—	—	323	—	—	—	323
Deferred income tax benefit	—	—	2,300	—	—	—	2,300
Income from equity investment	(5,575)	(5,575)	(23,430)	—	—	34,580	—
Changes in current assets and liabilities:
Accounts receivable	—	—	4,285	(5,466)	(19,733)	19,733	(1,181)
Other current assets	—	—	824	—	—	—	824
Accounts payable	—	—	21,332	—	—	(19,733)	1,599
Other current liabilities	—	—	7,684	—	—	—	7,684

Net cash provided by (used in) operating activities	—	—	34,504	72	(16)	—	34,560

Cash flows from investing activities
Capital expenditures	—	—	(2,753)	(72)	—	—	(2,825)

Net cash provided by (used in) investing activities	—	—	(2,753)	(72)	—	—	(2,825)

Cash flows from financing activities
Excess cash received at purchase date	—	—	1,859	—	25	—	1,884
Retirement of short-term debt	—	—	(30,430)	—	—	—	(30,430)

Net cash provided by (used in) financing activities	—	—	(28,571)	—	25	—	(28,546)

Net increase in cash	—	—	3,180	—	9	—	3,189
Cash at beginning of period	—	—	25,000	—	—	—	25,000

Cash at end of period	$—	$—	$28,180	$—	$9	$—	$28,189

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TSI Telecommunication Services Inc.

We have audited the accompanying consolidated balance sheets of TSI Telecommunication Services Inc. (the Company) as of December 31, 2000 and 2001, and the related consolidated statements of income, changes in shareholder’s equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSI Telecommunication Services Inc. as of December 31, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Tampa, Florida
January 29, 2002, except for Note 14
    as to which the date is February 14, 2002

TSI TELECOMMUNICATION SERVICES INC.

CONSOLIDATED BALANCE SHEETS

	December 31
	2000	2001
	(Dollars in thousands)
ASSETS
Current assets:
Cash	$2,584	$284
Accounts receivable, net of allowances of $3,561 and $3,565	83,749	58,922
Accounts receivable—affiliates	26,405	19,495
Notes receivable—affiliate	9,487	98,912
Inventories	4,054	99
Deferred tax assets	1,940	7,122
Prepaid and other current assets	1,343	1,386
Total current assets	129,562	186,220
Property and equipment, net	24,387	23,656
Capitalized software, net of accumulated amortization of $38,897, and $46,083	11,769	7,703
Deferred taxes and other	34,788	34,234

Total assets	$200,506	$251,813

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$19,916	$10,989
Accounts payable—affiliates	2,431	3,923
Accrued payroll and related benefits	11,251	15,126
Customer advances	1,420	1,179
Deferred revenue—affiliates and others	4,509	3,153
Other accrued liabilities	28,881	45,186

Total current liabilities	68,408	79,556

Long-term liabilities:
Pension and other employee benefit obligations	13,960	18,301
Other liabilities	831	852
Total long-term liabilities	14,791	19,153
Shareholder’s equity:
Common stock, no par value; 2,000 shares authorized, issued and outstanding	1	1
Additional paid-in capital	100,614	100,903
Retained earnings	17,038	52,546
Accumulated other comprehensive loss	(346)	(346)

Total shareholder’s equity	117,307	153,104

Total liabilities and shareholder’s equity	$200,506	$251,813

See accompanying notes.

TSI TELECOMMUNICATION SERVICES INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31
	1999	2000	2001
	(Dollars in thousands)
Revenues (including $94,024, $104,717 and $122,397 from affiliates)	$277,680	$315,936	$361,358
Costs and expenses:
Cost of operations (including $19,479, $25,719, and $34,460 from affiliates)	141,979	150,156	169,025
Sales and marketing	21,513	24,265	24,348
General and administrative (including $5,942, $8,771 and $4,511 from affiliates)	31,048	47,924	43,452
Depreciation and amortization	8,866	13,061	15,203

	203,406	235,406	252,028

Operating income	74,274	80,530	109,330
Other income (expense):
Interest income—(including $1,927, $2,210 and $2,472 from affiliates)	2,802	3,087	3,903
Interest expense—(including $2,800, $22 and $0 from affiliates)	(2,822)	(22)	—
Other, net	6	4	(80)

	(14)	3,069	3,823
Income before provision for income taxes	74,260	83,599	113,153

Provision for income taxes	28,156	32,548	43,895

Net income	$46,104	$51,051	$69,258

See accompanying notes.

TSI TELECOMMUNICATION SERVICES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	(Dollars in thousands)
Balance at January 1, 1998	$1	$10,779	$65,264	$—	$76,044
Net income	—	—	35,905	—	35,905
Capital contribution of income tax liability	—	311	—	—	311
Dividends declared	—	—	(50,000)	—	(50,000)

Balance at December 31, 1998	1	11,090	51,169	—	62,260
Comprehensive income:
Net income	—	—	46,104	—	46,104
Minimum pension liability adjustment	—	—	—	(297)	(297)
Comprehensive income					45,807
Dividends declared	—	—	(35,000)	—	(35,000)
Capital contribution of income tax liability	—	441	—	—	441
Tax benefit from exercise of stock options	—	1,042	—	—	1,042

Balance at December 31, 1999	1	12,573	62,273	(297)	74,550
Comprehensive income:
Net income	—	—	51,051	—	51,051
Minimum pension liability adjustment	—	—	—	(49)	(49)
Comprehensive income					51,002
Dividends declared	—	—	(42,000)	—	(42,000)
Tax benefit from exercise of stock options	—	255	—	—	255
Special dividend and capital contribution	—	54,286	(54,286)	—	—
Capital contribution of deferred tax asset	—	33,500	—	—	33,500

Balance at December 31, 2000	1	100,614	17,038	(346)	117,307
Comprehensive income:
Net income	—	—	69,258	—	69,258
Comprehensive income					69,258
Dividends declared	—	—	(33,750)	—	(33,750)
Tax benefit from exercise of stock options	—	289	—	—	289

Balance at December 31, 2001	$1	$100,903	$52,546	$(346)	$153,104

See accompanying notes.

TSI TELECOMMUNICATION SERVICES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	1999	2000	2001
	(Dollars in thousands)
Cash flows from operating activities
Net income	$46,104	$51,051	$69,258
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,866	13,061	15,203
Provision for uncollectible accounts	200	2,207	2,207
Deferred income tax benefit	(1,013)	(785)	(4,748)
Pension and other employee benefit obligations	2,490	2,968	3,861
Changes in current assets and liabilities:
Accounts receivable	(3,765)	(36,357)	29,530
Other current assets	1,080	(4,225)	3,912
Accounts payable	2,843	9,026	(7,146)
Other current liabilities	(3,854)	18,272	19,204
Other, net	34	—	—

Net cash provided by operating activities	52,985	55,218	131,281

Cash flows from investing activities
Capital expenditures	(19,778)	(12,956)	(10,406)
Net (increase) decrease in notes receivable—affiliate	1,352	2,322	(89,425)
Net cash provided used in investing activities	(18,426)	(10,634)	(99,831)
Cash flows from financing activities
Dividends paid	(35,000)	(96,286)	(33,750)
Capital contribution	—	54,286	—
Capital contribution of income tax liability	441	—	—

Net cash used in financing activities	(34,559)	(42,000)	(33,750)

Net increase (decrease) in cash	—	2,584	(2,300)
Cash at beginning of year	—	—	2,584

Cash at end of year	$—	$2,584	$284

See accompanying notes.

TSI TELECOMMUNICATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001
(dollars in thousands)

1.    Description of Business

TSI Telecommunication Services Inc. (TSI or the Company), previously known as GTE Telecommunication Services, Inc., was incorporated in 1987 as an indirect wholly owned subsidiary of GTE Corporation (GTE). As a result of the merger of Bell Atlantic Corporation (Bell Atlantic) and GTE in June 2000, TSI became an indirect wholly owned subsidiary of Verizon Communications Inc. (Verizon). The merger of Bell Atlantic and GTE was accounted for as a pooling of interests business combination. Accordingly, references to affiliates and related parties include Verizon and its predecessor companies for all periods presented.

TSI provides technology solutions that solve interoperability problems for telecom operators throughout North America, Latin America, Asia-Pacific and Europe. These solutions address the requirements of telecommunications companies and others to provide wireless subscribers roaming across different networks and provide clearinghouse services for the settlement and exchange of roaming charges among operators. TSI also includes the former GTE Intelligent Network Services’ SS7 business for all years presented. TSI has developed numerous solutions that address roaming, fraud, revenue enhancement and wireline network support services.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

We prepare our financial statements using accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash management is provided by Verizon. It is Verizon’s policy to place our temporary cash investments with major financial institutions.

Inventories

We include in inventory items used in the implementation of TSI’s products and services. Inventories are stated at cost using the specific identification method. Inventory is generally procured after a sales contract is executed with a customer.

Income Taxes

Verizon and its domestic subsidiaries file a consolidated federal income tax return. TSI’s results are included in Verizon’s or its predecessor’s consolidated federal income tax return (see Note 1). TSI participates in a tax sharing arrangement with Verizon. TSI has presented its provision for income taxes in the consolidated statements of income and remits payments to Verizon based on its tax liability on a separate company basis.

Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each reporting period. Deferred tax assets and liabilities are subsequently adjusted, to the extent necessary, to reflect tax rates expected to be in effect when the temporary differences reverse.

Property and Equipment, net

Property and equipment consist primarily of hardware and software equipment necessary to operate our SS7 network, leasehold improvements and furniture in our headquarter facilities, which are recorded at cost and depreciated using the straight-line method over the estimated remaining lives.

The asset lives used are presented in the following table:

Average Lives (In Years)
Equipment	5-10
Furniture and fixtures	6
Leasehold improvements	Shorter of term of lease or life of asset

When the depreciable assets are replaced, retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the respective accounts and any gains or losses on disposition are recognized in income.

Betterments, renewals and extraordinary repairs which increase the value or extend the life of the asset are capitalized. Repairs and maintenance costs are expensed as incurred.

Computer Software Costs

We capitalize the cost of internal-use software, which has a useful life in excess of one year in accordance with Statement of Position (SOP) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of three years. We assess the impairment of intangible assets under Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of whenever events or changes in circumstances indicate that the carrying value may not be recoverable. A determination of impairment (if any) is made based on estimates of future cash flows. Amortization of capitalized software costs included in depreciation and amortization in the consolidated statements of income was $2,298, $6,287 and $7,186 for the years 1999, 2000 and 2001, respectively.

Stock-Based Compensation

We participate in stock-based employee compensation plans sponsored by Verizon. We account for these stock-based employee compensation plans under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and follow the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

Employee Benefit Plans

We participate in Verizon benefit plans. Under these plans, pension and postretirement health care and life insurance benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

Revenue Recognition

We recognize service revenues primarily based on transactions such as the number of calls validated, call detail records cleared, price per subscriber and minutes of use. We recognize product revenues when the products are delivered and accepted by the customers in accordance with contract terms.

Research and Development

Research and development costs are charged to expense as incurred. Research and development costs which are included in general and administrative expense in the consolidated statements of income amounted to $16,059, $23,786 and $26,658 for the years 1999, 2000 and 2001, respectively.

Advertising Costs

We expense advertising costs as they are incurred. Advertising costs charged to expense amounted to $225, $468 and $186 for the years 1999, 2000 and 2001, respectively.

Fair Value of Financial Instruments

Cash, receivables and accounts payable are reflected in the Company’s financial statements at their carrying value, which approximate their fair value due to the short maturity.

Segment Reporting

For all periods reported, the Company operated as a single segment.

3.    Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements No. 141, Business Combinations (“FAS 141”) and No. 142, Goodwill and Other Intangible Assets (“FAS 142”). FAS 141 addresses financial accounting and reporting for business combinations while FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. FAS 141 applies to all business combinations initiated after June 30, 2001, while FAS 142 is required to be applied in fiscal years beginning after December 15, 2001. The adoption of this Statement will have a material impact on the Company’s operations, due to the acquisition described in Note 14.

In June 2001, the Financial Accounting Standards Board issued Statement No. 143, Accounting for Asset Retirement Costs (“FAS 143”). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is required to be applied in fiscal years beginning after June 15, 2002. The adoption of this Statement is not expected to have a material impact on the Company’s operations.

In August 2001, the Financial Accounting Standards Board issued Statement No. 144, Accounting for the

Impairment or Disposal of Long-Lived Assets (“FAS 144”). Statement 144 provides guidance on differentiating between assets held and used and assets to be disposed of. This Statement is required to be applied in fiscal years beginning after December 15, 2001. The adoption of this Statement is not expected to have a material impact on the Company’s operations.

4.    Concentration of Business

Financial instruments that subject us to concentrations of credit risk are limited to our trade receivables from major customers. We generated revenues from services provided to Verizon and its predecessors of $94,024, $104,717 and $122,397 for the years 1999, 2000 and 2001. No other customer represented more than 10% of revenues in the year ended December 31, 1999, 2000 or 2001, although a significant amount of our remaining revenues was generated from services provided to a small number of other wireless providers.

5.    Property and Equipment

The following table displays the details of property and equipment, which is stated at cost:

	December 31
	1999	2000	2001
Equipment	$50,822	$54,055	$58,589
Furniture and fixtures	5,387	6,241	6,563
Leasehold improvements	812	2,221	1,949

	57,021	62,517	67,101
Accumulated depreciation and amortization	(32,140)	(38,130)	(43,445)

Total	$24,881	$24,387	$23,656

Depreciation and amortization expense related to property and equipment was $6,568, $6,774, and $8,017 for the years ended December 31, 1999, 2000 and 2001, respectively.

6.    Leasing Arrangements

We lease certain facilities and equipment for use in our operations. Total rent expense under operating leases amounted to $2,287 in 1999, $2,687 in 2000 and $3,087 in 2001. These leases contain various renewal options that could extend the terms of the leases beyond 2006. As of December 31, 2001, the aggregate future minimum lease commitments under these leases are as follows:

Year ended December 31, 2002	$3,306
Year ended December 31, 2003	3,079
Year ended December 31, 2004	3,172
Year ended December 31, 2005	3,267
Year ended December 31, 2006	2,790

$15,614

7.    Stock Incentive Plans

We participate in Verizon’s stock-based compensation plans that include a fixed stock option plan. GTE options were granted separately or in conjunction with stock appreciation rights (SARs). The granting of SARs was discontinued prior to 1999. We have recognized no compensation expense for our fixed stock option plans. If we had elected to recognize compensation expense based on the fair value at the grant dates for 1998 and subsequent fixed and performance-based plan awards consistent with the provisions of SFAS No. 123, net income would have been changed to the pro forma amounts indicated below:

	Year ended December 31
	1999	2000	2001
Net income:
As reported	$46,104	$51,051	$69,258
Pro forma	44,896	48,914	66,150

These results may not be representative of the effects on net income for future years.

We determined the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	1999	2000	2001
Dividend yield	2.82%	3.48%	2.75%
Expected volatility	19.5%	26.78%	29.07%
Risk-free interest rate	5.63%	6.26%	4.8%
Expected lives (in years)	7	6	6

The weighted-average value per share of options granted during 1999, 2000 and 2001 was $16.21, $12.17 and $15.2, respectively.

8.    Employee Benefits

Employee Benefits

We participate in the Verizon benefit plans. Verizon maintains noncontributory defined benefit pension plans for substantially all employees. The postretirement healthcare and life insurance plans for our retirees and their dependents are both contributory and noncontributory and include a limit on the Company’s share of cost for recent and future retirees. Verizon also sponsors a defined contribution savings plans in which we participate to provide opportunities for (our) eligible employees to save for retirement on a tax-deferred basis and to encourage employees to acquire and maintain an equity interest in Verizon.

The structure of Verizon’s benefit plans does not provide for the separate determination of certain disclosures for our company. The required information is provided on a consolidated basis in Verizon’s Annual Report on Form 10-K for the year ended December 31, 2001.

Pension and Other Postretirement Benefits

Verizon may periodically amend the benefits in our pension and other postretirement benefit plans.

Benefit Cost

Amounts reported in the Consolidated Statements of Income consist of:

	Year ended December 31
	Pension			Healthcare and Life
	1999	2000	2001	1999	2000	2001
Net periodic benefit cost	$2,011	$2,320	$3,161	$479	$648	$700

Amounts recognized on the Consolidated Balance Sheets consist of:

	December 31
	Pension		Healthcare and Life
	2000	2001	2000	2001
Employee benefit obligations	$(8,957)	$(12,821)	$(3,949)	$(4,581)
Other assets	—	1,468	—	—
Accumulated other comprehensive loss	533	—	—	—

Net amount recognized as a liability	$(8,424)	$(11,353)	$(3,949)	$(4,581)

The changes in benefit obligations from year to year were caused by a number of factors, including changes in actuarial assumptions (see Assumptions below) and plan amendments.

Assumptions

The actuarial assumptions used are based on market interest rates, past experience, and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The weighted-average assumptions used in determining expense and benefit obligations are as follows:

	Pension			Healthcare and Life
	1999	2000	2001	1999	2000	2001
Discount rate at end of year	8.00%	7.75%	7.25%	8.00%	7.75%	7.25%
Long-term rate of return on plan assets for the year	9.00	9.25	9.25	8.90	9.10	9.10
Rate of future increases in compensation at end of year	4.80	5.00	5.00	4.20	4.00	4.00
Medical cost trend rate at end of year				5.75	5.00	10.00
Ultimate (year 2001)				5.15	5.00	5.00

Savings Plans and Employee Stock Ownership Plans

Substantially all of our employees are eligible to participate in savings plans maintained by Verizon. Verizon maintains a leveraged employee stock ownership plan (ESOP) for its management employees of the former GTE Companies. Under this plan, a certain percentage of eligible employee contributions are matched with shares of Verizon common stock. Verizon recognizes leveraged ESOP cost based on the modified shares allocated method for this leveraged ESOP that held shares before December 31, 1989. We recognize savings plan costs based on our matching obligation attributed to our participating management employees. We recorded total savings plan costs of $1,332 in 1999, $1,667 in 2000 and $1,834 in 2001.

9.    Other Comprehensive Loss

The accumulated other comprehensive loss is comprised of the additional minimum pension liability that, under generally accepted accounting principles, is excluded from net income. The amounts reported as of December 31, 2000 and 2001 are net of tax benefits of $187 and $0, respectively.

10.    Income Taxes

The components of income tax expense (benefit) are as follows:

	Year ended December 31
	1999	2000	2001
Current:
Federal	$25,834	$28,038	$41,055
Foreign	—	107	19
State and local	3,335	5,188	7,569
	29,169	33,333	48,643
Deferred:
Federal	(1,020)	(555)	(4,017)
State and local	7	(230)	(731)
	(1,013)	(785)	(4,748)

Total income tax expense	$28,156	$32,548	$43,895

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

	Year ended December 31
	1999	2000	2001
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income tax, net of federal tax benefits	2.9	3.9	3.8
Other, net	—	—	—

Effective income tax rate	37.9%	38.9%	38.8%

In 2000, GTE incurred and paid income taxes on the transfer of the net assets of the GTE Intelligent Network Services’ SS7 business to the Company. A deferred tax asset of $33,500 arose related to an increase in the tax basis of the related assets. The associated current income tax benefit was contributed to the Company’s capital and is a non-cash transaction.

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax liabilities (assets) are shown in the following table:

	December 31
	2000	2001
Intangible assets	$(32,383)	$(30,150)
Property and equipment	1,731	1,917
Employee benefits	(6,208)	(7,846)
Accounts receivable	(797)	(4,723)
Other—net	1,903	299

Net deferred tax assets	$(35,754)	$(40,503)

11.    Additional Cash Flow Information

The table that follows provides additional financial information related to our consolidated financial statements:

	Year ended December 31
	1999	2000	2001
Cash paid for
Income taxes, net of amounts refunded	$24,933	$28,086	$24,019
Interest	554	—	—

See Note 10 also regarding non-cash income tax matters.

12.    Commitments and Contingencies

As of December 31, 2001 and through the date of this report, TSI did not have any pending or threatened litigation, claims or assessments that management believed would individually or in the aggregate have a material impact on TSI’s results of operations or financial condition.

13.    Related Party Transactions

TSI recognizes revenues from Verizon Wireless for providing wireless solutions that allow operators to communicate with each other regardless of the network technology, signaling standard or billing protocol deployed. We also recognize revenues from Verizon Network Services for providing data base services.

We have arrangements with Verizon Services for the provision of various centralized services. These costs include corporate governance, corporate finance, external affairs, legal, media relations, employee communications, corporate advertising, human resources, and treasury. These costs are allocated to TSI based on functional reviews of the work performed.

Verizon Data Services provides data processing services, software application development and maintenance. We are charged for these affiliated transactions based on proportional cost allocation methodologies.

Verizon Realty provides us with office space and various facilities for housing our equipment. TSI pays market rates for these facilities. The cost of leasing these facilities is included in cost of operations and general and administrative expenses.

In the opinion of management, the costs allocated for services and facilities are reasonable and represent the Company’s cost of doing business.

We recognize interest income and expense in connection with arrangements with Verizon (Parent) to provide short-term financing, investing and cash management services to us.

TSI transferred the assets of its call center operations to Verizon Wireless in early 1998 at net book value.

We also declared and paid dividends to our parent, which is a wholly-owned subsidiary of Verizon.

Transactions with affiliates (including Verizon and its predecessors) are summarized as follows:

	Year ended December 31
	1999	2000	2001
Revenues
Verizon Wireless	$64,873	$77,052	$83,321
Verizon Network Services	26,108	24,612	33,884
Other affiliates	3,043	3,053	5,192

	94,024	104,717	122,397

Cost of operations
Verizon Data Services	12,587	17,794	25,311
Verizon Realty	995	1,521	2,173
Other affiliates	5,897	6,404	6,976

	19,479	25,719	34,460

General and administrative expenses
Verizon Services	5,015	8,034	3,597
Verizon Realty	927	737	914

	5,942	8,771	4,511

Interest Income
Verizon (Parent)	1,927	2,210	2,472
Interest Expense
Verizon (Parent)	2,800	22	—

Outstanding balances with affiliates are reported on the Consolidated Balance Sheets at December 31, 2000 and 2001 as Notes Receivable—Affiliate, Accounts Receivable—Affiliates, Accounts Payable—Affiliates and Deferred Revenue—Affiliates and Others.

14.    Subsequent Event

On February 14, 2002, Verizon Information Services, Inc., TSI’s former parent and a wholly-owned subsidiary of Verizon Communications Inc., sold TSI to TSI Telecommunication Holdings, Inc. for $770,000 in cash, plus $1,400 in additional working capital adjustment and excluding approximately $37,283 in fees and expenses.

The acquisition was financed with $255,335 of equity, $275,000 of term debt, $5,430 of revolving line of credit borrowings, $239,570 of senior subordinated notes and $25,000 of cash from TSI. The balance of $1,400 represents the working capital adjustment to be paid in May 2002 and $6,948 in fees and expenses was paid subsequently by TSI using cash generated from operations.

15.    Quarterly Financial Information (unaudited)

The following presents the unaudited, quarterly financial results for the years ended December 31, 2000 and 2001.

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$82,620	$88,198	$95,859	$94,681
Operating income	23,590	27,254	32,704	25,782
Net income	14,918	17,324	20,562	16,454

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$71,019	$77,039	$86,597	$81,281
Operating income	19,081	18,353	29,749	13,347
Net income	12,123	11,758	18,585	8,585

GLOSSARY

1xRTT

The first phase of CDMA2000 technology designed to double voice capacity and support data transmission speeds of up to 144 Kbps, or ten times the speed commonly available today.

2G

Second generation.    Refers to the second generation mobile phones that introduced digital technology (i.e., CDMA, TDMA and GSM).

2.5G

Second-and-a-half generation.    Refers to the additional features and functionality added to digital mobile phones, such as Internet access and messaging.

3G

Third generation mobile system.    The generic term for the next generation of wireless mobile communications networks. Enhancements include greater bandwidth and more sophisticated compression techniques, with data transmission speeds of 144 Kbps, or up to two megabits per second from fixed locations.

802.11

Standard for wireless local area network interoperability developed by the Institute of Electrical and Electronics Engineers (IEEE). 802.11 specifies an over-the-air interface between a wireless subscriber and a base station or between two wireless subscribers. The IEEE accepted the specification in 1997.

A-Key

Authentication Key.    An authentication mechanism of the ANSI-41 standard for mobile intersystem interoperability. The A-key is sent between the mobile phone and the Authentication Center (AC), and is known only to those two entities. Subsequently, the mobile phone and the AC generate a second secret key, known as a SSD (Shared Secret Data). Both the A-key and the SSD are transmitted around the ANSI-41 network to be used by switches to perform the process of authentication. Both keys are encrypted through the CAVE (Cellular Authentication and Voice Encryption) algorithm.

AMPS

Advanced Mobile Phone Service.    Another name for the North American analog cellular phone system. The spectrum allocated to AMPS is shared by two cellular phone companies in each area or geographic market/region. This system was deployed during the 1980s in North America. Most other parts of the world deployed wireless systems later and went straight to digital technology.

ANSI-41

Mobile signaling standard developed by the American National Standards Institute. Also known as IS-41.

ARPU

Average Revenue Per Unit.    The average revenue generated per wireless customer unit (e.g., pager or mobile phone) per month. ARPU is one indicator of the financial performance of a wireless company.

CDMA

Code Division Multiple Access.    A form of digital, spread spectrum mobile phone service that assigns a code to all speech bits, sends a scrambled transmission of the encoded speech over the air and reassembles the speech to its original format. The major benefits of CDMA are increased capacity (up to 20 times analog service), and more efficient use of spectrum. CDMA was developed by Qualcomm, Inc.

CDMA2000

A proposed third generation (3G) wireless system that will double system capacity and improve “medium” data rate performance to 144 Kbps. CDMA2000 will be followed by “high” data rate technology (HDR), which will provide up to 1.5 megabits per second.

CERCLA

Comprehensive Environmental Response, Compensation, and Liability Act.    Federal law that was developed and enacted on December 11, 1980, for the purpose of taxing chemical and petroleum industries. The tax money is collected and used for the clean up of hazardous sites. This is also more commonly known as the Superfund.

CIBER

Cellular Intercarrier Billing Exchange Record.    A billing record format used to transfer roaming billing data in AMPS networks (and subsequent second generation non-GSM networks). CIBER is primarily used in North America and is the counterpart to TAP used for GSM networks.

CTIA

Cellular Telecommunications and Internet Association.    Washington, D.C.-based industry association that represents the interests of the wireless telecommunications industry.

EDGE

Enhanced Data for GSM Evolution.    Currently being standardized by ETSI (European Telecommunications Standards Institute), EDGE is considered the final stage in the evolution of data communications within the existing GSM standards. EDGE is intended to support data transmission rates of up to 384 Kbps and is also anticipated to be used within TDMA networks in the U.S.

EDI

Electronic Data Interchange.    A series of standards which provide computer-to-computer exchange of data between different companies’ computers over phone lines and the Internet. These standards allow for the transmission of purchase orders, shipping documents, invoices, invoice payments, etc. between an enterprise and its “trading partners”. A trading partner in EDI parlance is a supplier, customer, subsidiary, or any other organization with which an enterprise conducts business. EDI is used for placing orders, for billing and paying for goods and services via private electronic networks or via the Internet.

Frame Relay

A fast packet network transport method that exchanges data in variable length frames using a switching standard based on the older X.25 protocol. Frame Relay is also a highly effective way to access the Internet from moderate (56Kbps) to high speeds (T-1). Considered the replacement for X.25, Frame Relay has obtained more widespread usage than X.25 because it is faster and lowers overhead by reducing the accounting and checking procedures used in X.25.

GPRS

General Packet Radio Service.    GPRS is the data service for GSM that enables high-speed mobile data communications usage. GPRS is a packet-switched mobile data communications service that is expected to be the next major step forward in the evolution of GSM technology. It is most useful for “bursty” data applications such as mobile Internet browsing, e-mail and push technologies. GPRS has been demonstrated as fast as 115Kbps.

GRX

General Packet Radio Service Roaming Exchange.    A GPRS Roaming Exchange (GRX) is built on a private or public IP backbone and transports GPRS roaming traffic via the GPRS Tunneling Protocol (GTP) between the visited and the home networks. At a minimum, a GRX Service Provider consists of a set of routers connected to GPRS networks and linked to other GRX nodes (peering). As such, a GRX service provider acts as a hub and eliminates the need for a GPRS provider to establish connections with each roaming partner.

GSM

Global System for Mobile Communications.    A second generation mobile phone service that uses narrowband TDMA, which allows eight simultaneous calls on the same radio frequency. GSM is used in Europe, Japan, Australia, the United States and elsewhere.

HLR

Home Location Register.    A permanent database used in wireless networks, including AMPS, CDMA, TDMA and GSM. The HLR is located on the SCP (Signal Control Point) of the wireless provider of record. It is used to identify/verify a subscriber and contains subscriber data related to features and services. The HLR is also used to verify a subscriber’s legitimacy and to support features and services when a subscriber is roaming outside their home area. In a roaming transaction, the local service provider queries the HLR via a SS7 link. Once verified, the subscriber’s data is transferred via SS7 to the VLR, where it is maintained during the period of roaming activity within the coverage area of that provider.

IP

Internet Protocol.    IP is the most important of the protocols on which the Internet is based. The IP protocol is a standard describing software that keeps track of the Internet’s addresses for different nodes, routes outgoing messages and recognizes incoming messages. It allows a data packet to traverse multiple networks on the way to its final destination.

IS-41

Interim Standard 41.    A signaling protocol used in the North American wireless system. IS-41 defines the processes by which wireless providers accomplish signaling between mobile switching centers and other devices for the purposes of intersystem handoff and automatic routing. IS-41 includes pre-call validation in order to ensure the legitimacy of the originating device.

IXC

Inter-Exchange Carrier.    IXCs include all facilities-based inter-LATA carriers (long-distance carriers). The largest IXCs are AT&T, Sprint and Worldcom. The term generally applies to voice and data carriers, but not to

Internet carriers. IXC is in contrast to LEC (Local Exchange Carrier), a term applied to traditional telephone companies which provide local service and intra-LATA toll service. IXCs also provide intra-LATA toll service and operate as CLECs (Competitive Local Exchange Carriers) in many areas.

LATA

Local Access Transport Area.    Also called Service Areas by some telephone companies. One of 196 local geographical areas in the U.S. within which a local telephone company may offer telecommunications services—local or long distance. LATAs basically serve two purposes. First, they provide a method for delineating the area within which the Regional Bell Operating Companies (RBOCs) may offer service. Second, they provide a basis for determining how the assets of the former Bell System are divided between the RBOCs and AT&T.

LEC

Local Exchange Carrier.    LECs are local phone companies, either an RBOC or an independent which traditionally had the exclusive, franchised right and responsibility to provide local transmission and switching services. With the advent of deregulation and competition, traditional LECs are now known as ILECs (Incumbent LECs). This terminology delineates them from CLECs (Competitive LECs).

LIDB

Line Information Database.    The LIDB systems were developed by RBOCs and local phone companies to contain all valid telephone and calling card numbers in their respective regions. LIDB systems have the necessary information to perform billing validation and provide services such as originating line number screening, calling card validation, billing number screening, calling card fraud and public telephone checks. The LIDB systems were connected nationally in 1992.

LNP

Local Number Portability.    The ability of subscribers to switch local or wireless carriers and still retain the same phone number, as they can now with long-distance carriers (e.g., switching from an incumbent local exchange carrier (ILEC) to a competitive local exchange carrier (CLEC)).

m-commerce

Mobile commerce.    Mobile commerce is the buying and selling of goods and services through wireless handheld devices such as mobile phones and personal digital assistants (PDAs). The emerging technology behind m-commerce is based on the Wireless Application Protocol (WAP).

MAP

Mobile Application Part.    A protocol specifically designed to support roaming. In IS-41 and GSM networks, MAP messages sent between mobile switches and databases are used to support user authentication, equipment identification, and roaming. When a mobile subscriber roams into a new mobile switching center (MSC) area, the visitor location register requests service profile information from the subscriber’s home location register (HLR) using MAP information.

MSC

Mobile Switching Center.    MSC is the hub of the mobile network system that connects wireless calls to and from other telephone and data systems such as the public switched telephone network (PSTN). It plays a major role in subscriber roaming by providing all the necessary functionality involved in registering, authenticating, location updating, and call routing for a roaming subscriber.

MVNO

Mobile Virtual Network Operator.    A company that buys excess network capacity from a licensed mobile network operator to re-sell and offer its own branded mobile and value-added services (e.g., Virgin Mobile).

NOC

Network Operations Center.    The physical location from which a telecommunications network is supervised, monitored, and maintained. The network operations center is the focal point for network troubleshooting, software distribution and updating, router and domain name management, performance monitoring, and coordination with affiliated networks.

SCP

Signal Control Point.    SCPs are intelligent database engines which store caller specific information and features to provide special call handling instructions such as blocking Caller ID or automatic ringback, among others. SCPs are connected to STPs and form a critical part of an SS7 network.

SMS

Short Message Service.    A means by which short messages are sent to and from digital wireless phones, pagers and other handheld wireless devices. Alphanumeric messages up to 160 characters can be supported. This is adequate for stock quotes, abbreviated e-mail messages, bank account balances, purchasing movie tickets, traffic updates and other short messages.

SS7

Signaling System 7.    An international high speed signaling backbone for the public switched telephone network (PSTN). SS7 is a system that puts the information required to set up and manage telephone calls in a separate network rather than within the same network that the telephone call is made on. Historically, the signaling for a telephone call used the same voice circuit that the telephone call traveled on. Using SS7, telephone calls can be set up more efficiently and with greater security. Special services such as call forwarding and wireless roaming service are easier to add and manage. SS7 is now an international telecommunications standard.

STP

Signaling Transfer Point.    A specialized packet switch that provides SS7 network access and performs SS7 message routing, screening and transfer of signaling messages through the common channel signaling network.

TAP

Transferred Account Procedure.    Standard billing record format used by GSM operators and data clearinghouses to exchange roaming information. TAP is the GSM counterpart to CIBER in AMPS (and subsequent second generation non-GSM) networks.

TDMA

Time Division Multiple Access.    A second generation technology used to separate multiple conversation transmissions over a finite frequency allocation of through-the-air bandwidth. TDMA is used to allocate a discrete amount of frequency bandwidth to each user in order to permit many simultaneous conversations. However, each caller is assigned a specific timeslot for transmission. A digital wireless telephone system using TDMA assigns ten timeslots for each frequency channel, and wireless telephones send bursts, or packets, of information during each timeslot. The packets of information are reassembled by the receiving equipment into the original voice components.

Telematics

A generic term for a wireless network supporting the collection and dissemination of data. Mobile applications include vehicle tracking and positioning, on-line navigation and emergency assistance. Probably the best known example is General Motors Corporation’s OnStar system, which automatically calls for assistance if the vehicle is an accident. These systems can also perform such functions as remote engine diagnostics, tracking stolen vehicles, providing roadside assistance, etc. Static, or fixed, applications include SCADA (Supervisory Control and Data Acquisition), which is used in the power utility industry for meter reading and load control.

VLR

Visitor Location Register.    A local database maintained by the wireless provider in the territory a subscriber is roaming. When a subscriber places a call in a roaming scenario, the local provider queries the HLR over the SS7 network. This information is maintained by the local provider as long as a subscriber remains an active roamer within that area of coverage. This process of query and download is accomplished via the SS7 network.

VPN

Virtual Private Network.    A private data network that makes use of the public telecommunication infrastructure, while maintaining privacy through the use of a tunneling protocol and security procedures. VPN can be contrasted with a system of privately owned or leased lines that can only be used by one company and gives the company the same capabilities and security at much lower cost by using the shared public infrastructure.

wCDMA

Wideband Code Division Multiple Access.    The third generation standard offered to the International Telecommunication Union (ITU) by GSM proponents. wCDMA promises to reach speeds of up to two Mbps for voice, video, data and image transmission. wCDMA will compete against CDMA2000 as a worldwide 3G standard.

X.25

A standard adopted by the Consultative Committee for International Telegraph and Telephone (CCITT) on layered protocols connecting computer terminals to a public, packet-switched network.

PART II:    INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Sale and Distribution.

The following is a statement of estimated expenses, to be paid solely by TSI Telecommunication Services Inc., of the issuance and distribution of the securities being registered hereby. All of the amounts are estimated, other than the SEC registration fee.

Securities and Exchange Commission registration fee	$2,760
Printing expenses	40,000
Accounting fees and expenses	85,000
Transfer agent’s fees and expenses	2,000
Legal fees and expenses	80,000
Miscellaneous expenses	5,000

Total	$214,760

Item 14:    Indemnification of Directors and Officers.

The following is a summary of the statutes, charter and bylaw provisions or other arrangements under which the Registrants’ directors and officers are insured or indemnified against liability in their capacities as such. All of the directors and officers of the Registrants are covered by insurance policies maintained and held in effect by TSI Telecommunication Services Inc. against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Registrants Incorporated Under Delaware Law

TSI Telecommunication Services Inc., TSI Telecommunication Holdings, Inc., TSI Networks Inc. and TSI Finance Inc. are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware (the “Delaware Statute”) provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), other than an action by or in the right of such corporation, by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise (an “indemnified capacity”). The indemnity may include expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. Similar provisions apply to actions brought by or in the right of the corporation, except that no indemnification shall be made without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Section 145 of the Delaware Statute further authorizes a corporation to purchase and maintain insurance on behalf of any indemnified person against any liability asserted against him and incurred by him in any indemnified capacity, or arising out of his status as such, regardless of whether the corporation would otherwise have the power to indemnify him under the Delaware Statute.

Article 8 of the Restated Certificate of Incorporation of TSI Telecommunication Services Inc., Article 8 of the Amended and Restated Certificate of Incorporation of TSI Telecommunication Holdings, Inc., Article 8 of the Certificate of Restated Certificate of Incorporation Before Payment of Capital of TSI Networks Inc. and Article 9 of the Certificate of Incorporation of TSI Finance Inc. each provide that the corporations may indemnify any person who was or is a party to any action, suit or proceeding to the fullest extent provided by the Delaware General Corporation Law. In addition, TSI Telecommunication Services Inc., TSI Telecommunication Holdings, Inc., Article 8 of the Certificate of Restated Certificate of Incorporation Before Payment of Capital of TSI Networks Inc. and TSI Finance Inc. shall indemnify their respective directors for all liabilities arising from a breach of fiduciary duty except when such breach results in an improper benefit receipt.

Registrants Formed Under the Delaware Limited Liability Company Act

TSI Telecommunication Holdings, LLC is a limited liability company formed under the laws of the state of Delaware. Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to any standards and restrictions, if any, set forth in a company’s limited liability company agreement, a limited liability company may indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The Limited Liability Company Agreement of TSI Telecommunication Holdings, LLC provides indemnification for all officers, managers, unitholders and/or legal representatives of the company against all claims, actions or proceedings that such person is made a party by reason of his involvement with the company, provided that such person has acted in good faith with regard to the actions underlying such claims.

Item 15.    Recent Sales of Unregistered Securities

In the past three years, the Registrants have issued the following securities without registration under the Securities Act of 1933, as amended:

In February 2002, (i) GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., Snowlake Investment Pte Ltd., Project Networks Partners LLC, Christian Schiller, Arnis Kins, John Kins, G. Edward Evans, Raymond L. Lawless, Michael O’Brien, Paul A. Wilcock, Wayne Nelson, Robert Clark, Douglas Meyn, Gilbert Mosher, Christine Wilson Strom and Robert Garcia, Jr. purchased Preferred and Common Units of TSI Telecommunication Holdings, LLC for approximately $255.3 million in cash, (ii) TSI Telecommunication Holdings, LLC purchased preferred and common stock of TSI Telecommunication Holdings, Inc. for approximately $253.4 million in cash, (iii) TSI Telecommunication Holdings, LLC purchased Class B non-voting common stock of TSI Networks Inc. for approximately $2.0 million in cash, and (v) TSI Telecommunication Holdings, Inc. purchased the common stock of TSI Merger Sub, Inc. (which was subsequently merged into TSI Telecommunication Services Inc.) for approximately $770 million in cash. The foregoing transactions were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act as transactions not involving any public offering and Rule 506 of Regulation D thereunder.

In May 2002, TSI Telecommunication Services Inc. contributed certain of its assets and liabilities associated with its network services group to TSI Networks, Inc. in consideration for $311.8 million of voting participating preferred stock of TSI Networks, Inc. This transaction was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

From June 2002 through July 2002, pursuant to its Founders’ Stock Option Plan, TSI Telecommunication Holdings, Inc. granted options to purchase an aggregate of 322,500 shares of its non-voting common stock at a price of $5.00 per share. The options are not transferable and do not vest prior to June 1, 2003. This transaction was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

In June 2002, Charles Drexler purchased Common Units of TSI Telecommunication Holdings, LLC for approximately $9,000 in cash. This transaction was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

In August 2002, pursuant to its Non-Employee Directors Stock Option Plan, TSI Telecommunication Holdings, Inc. authorized the grant of non-transferable options to purchase an aggregate of 50,000 shares of its non-voting common stock at a price of $5.00 per share. This transaction was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules

(a)  The following exhibits are filed as part of this Registration Statement or incorporated by reference herein:

Exhibit No.	Description

2.1	Stock Purchase Agreement, dated December 7, 2001, by and between TSI Telecommunication Holdings, Inc. and Verizon Information Services Inc.(1)

2.2
Amended and Restated Agreement of Merger, dated December 7, 2001, as amended and restated as of January 14, 2002, by and among TSI Telecommunication Holdings, Inc., TSI Merger Sub, Inc., Verizon Information Services Inc. and TSI Telecommunication Services Inc.(1)

2.3	Asset Transfer Agreement, dated February 14, 2002, between TSI Telecommunication Services Inc. and TSI Networks Inc.(1)

3.1	Restated Certificate of Incorporation of TSI Telecommunication Services Inc.(1)

3.2	Bylaws of TSI Telecommunication Services Inc.(1)

3.3	Amended and Restated Certificate of Incorporation of TSI Telecommunication Holdings, Inc.(1)

3.4	Bylaws of TSI Telecommunication Holdings, Inc.(1)

3.5	Amended and Restated Certificate of Incorporation of TSI Networks Inc.(1)

3.6	Bylaws of TSI Networks Inc.(1)

3.7	Certificate of Formation of TSI Telecommunication Holdings, LLC.(1)

3.8	Limited Liability Company Agreement of TSI Telecommunication Holdings, LLC.(1)

3.9	Certificate of Incorporation of TSI Finance Inc.(1)

3.10	Bylaws of TSI Finance Inc.(1)

4.1
Purchase Agreement, dated February 5, 2002, among TSI Merger Sub, Inc., TSI Telecommunication Holdings, LLC, TSI Telecommunication Holdings, Inc., TSI Networks Inc., TSI Finance Inc. and Lehman Brothers Inc.(1)

4.2
Indenture, dated February 14, 2002, among TSI Merger Sub, Inc., TSI Telecommunication Holdings, LLC, TSI Telecommunication Holdings, Inc., TSI Networks Inc., TSI Finance Inc. and The Bank of New York, as trustee.(1)

4.3
Exchange and Registration Rights Agreement, dated March 27, 2001, by and among TSI Merger Sub, Inc., TSI Telecommunication Holdings, LLC, TSI Telecommunication Holdings, Inc., TSI Networks Inc., TSI Finance Inc. and Lehman Brothers Inc.(1)

4.4	Notation of Guarantee, dated February 14, 2002, among TSI Telecommunication Holdings, LLC, TSI Telecommunication Holdings, Inc., TSI Networks Inc. and TSI Finance Inc.(1)

4.5	Form of Rule 144A Global Note.(1)

4.6	Form of Regulation S Global Note.(1)

4.7	Form of Exchange Note.(1)

*5.1	Opinion of Kirkland & Ellis regarding the validity of the securities offered hereby.

10.1
Credit Agreement, dated February 14, 2002, among TSI Telecommunication Holdings, Inc., TSI Telecommunication Holdings, LLC, TSI Merger Sub, Inc., as Borrower, the several Lenders from time to time parties thereto, Lehman Brothers Inc., as Lead Arranger and Book Manager and Lehman Commercial Paper Inc., as Administrative Agent.(1)

10.2
Guarantee and Collateral Agreement, dated February 14, 2002, among TSI Telecommunication Holdings, LLC, TSI Telecommunication Holdings, Inc., TSI Telecommunication Services Inc. and certain of their respective Subsidiaries, and Lehman Commercial Paper Inc., as Administrative Agent.(1)

Exhibit No.	Description

10.3	Intellectual Property Security Agreement, dated February 14, 2002, between TSI Telecommunication Services Inc. and Lehman Commercial Paper Inc., as administrative agent.(1)

10.4	Guaranty of Wireless Revenue, dated February 14, 2002, between Verizon Information Services Inc. and TSI Telecommunication Services Inc.(1)

10.5	Senior Management Agreement, dated February 14, 2002, among TSI Telecommunication Holdings, LLC, TSI Merger Sub, Inc. and G. Edward Evans.(1)

10.6	Senior Management Agreement, dated February 14, 2002, among TSI Telecommunication Holdings, LLC, TSI Merger Sub, Inc. and Raymond L. Lawless.(1)

10.7	Senior Management Agreement, dated February 14, 2002, among TSI Telecommunication Holdings, LLC, TSI Merger Sub, Inc. and Michael O’ Brien.(1)

10.8	Senior Management Agreement, dated February 14, 2002, among TSI Telecommunication Holdings, LLC, TSI Merger Sub, Inc. and Paul A. Wilcock.(1)

10.9	Senior Management Agreement, dated February 14, 2002, among TSI Telecommunication Holdings, LLC, TSI Merger Sub, Inc. and Wayne Nelson.(1)

10.10	Senior Management Agreement, dated February 14, 2002, among TSI Telecommunication Holdings, LLC, TSI Merger Sub, Inc. and Robert Clark.(1)

10.11	Senior Management Agreement, dated February 14, 2002, among TSI Telecommunication Holdings, LLC, TSI Merger Sub, Inc. and Douglas Meyn.(1)

10.12	Senior Management Agreement, dated February 14, 2002, among TSI Telecommunication Holdings, LLC, TSI Merger Sub, Inc. and Gilbert Mosher.(1)

10.13	Senior Management Agreement, dated February 14, 2002, among TSI Telecommunication Holdings, LLC, TSI Merger Sub, Inc. and Christine Wilson Strom.(1)

10.14	Senior Management Agreement, dated February 14, 2002, among TSI Telecommunication Holdings, LLC, TSI Merger Sub, Inc. and Robert Garcia, Jr.(1)

10.15	Consulting Agreement, dated February 14, 2002, among TSI Telecommunication Holdings, LLC, TSI Merger Sub, Inc. and Michael Hartman.(1)

10.16
Securityholders Agreement, dated February 14, 2002, among TSI Telecommunication Holdings, LLC, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., G. Edward Evans, Raymond L. Lawless, Robert Clark, Robert Garcia, Jr., Douglas Meyn, Gilbert Mosher, Wayne Nelson, Michael O’Brien, Christine Wilson Strom, Paul Wilcock, Rajesh Shah, Christian Schiller, Arnis Kins, John Kins and Snowlake Investment Pte Ltd.(1)

10.17	Unit Purchase Agreement, dated February 14, 2002, among TSI Telecommunication Holdings, LLC, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P. and GTCR Co-Invest, L.P.(1)

10.18	Stock Purchase Agreement, dated February 14, 2002, by and between TSI Communication Holdings, Inc. and TSI Communication Holdings, LLC.(1)

10.19	Purchase Agreement, dated February 14, 2002, between TSI Telecommunication Holdings, LLC and Snowlake Investment Pte Ltd.(1)

10.20	Co-Interest Purchase Agreement, dated February 14, 2002, between TSI Telecommunication Holdings, LLC and Project Networks Partners LLC.(1)

10.21	Purchase Agreement, dated February 14, 2002, among TSI Telecommunication Holdings, LLC, Christian Schiller, Arnis Kins and John Kins.(1)

10.22	Professional Services Agreement, dated February 14, 2002, between GTCR Golder Rauner, L.L.C. and TSI Merger Sub, Inc.(1)

Exhibit No.	Description

10.23	Transition Services Agreement, dated February 14, 2002, between Verizon Information Services Inc. and TSI Telecommunication Services Inc.(1)

10.24
Registration Agreement, dated February 14, 2002, among TSI Telecommunication Holdings, LLC, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest L.P., G. Edward Evans, Raymond L. Lawless, Robert Clark, Robert Garcia, Jr., Douglas Meyn, Gilbert Mosher, Wayne Nelson, Michael O’Brien, Christine Wilson Strom, Paul Wilcock, Rajesh Shah, Christian Schiller, Arnis Kins, John Kins and Snowlake Investment Pte Ltd.(1)

10.25
Inducement Agreement, dated February 14, 2002, among GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., Snowlake Investment Pte Ltd, GTCR Capital Partners, L.P. and TSI Telecommunication Holdings, LLC.(1)

10.26	Termination Agreement and Release (Verizon Data Services), dated February 14, 2002, between Verizon Data Services, Inc. and TSI Telecommunication Services, Inc.(1)

10.27	Intellectual Property Agreement, dated February 14, 2002, among Verizon Information Services, Inc., Verizon Communications Inc. and TSI Telecommunication Services Inc.(1)

10.28	Intellectual Property Letter Agreement, dated February 14, 2002, among Verizon Information Services, Inc., TSI Telecommunication Services Inc. and TSI Telecommunication Holdings, Inc.(1)

10.29	Mainframe Computing Services Agreement, dated February 14, 2002, between Verizon Information Technologies Inc. and TSI Telecommunication Services, Inc.(1)

10.30	Distributed Processing Services Agreement, dated February 14, 2002, by and between Verizon Information Technologies Inc. and TSI Telecommunications Services, Inc.(1)

10.31	TSI Telecommunication Holdings, Inc. Founders’ Stock Option Plan.(1)

10.32	Form of Nonqualified Stock Option Plan Stock Option Agreement for Management.(1)

10.33	Form of Nonqualified Stock Option Agreement for Non-Management.(1)

**10.34	TSI Telecommunication Holdings, Inc. Non-employee Directors Stock Option Plan

**10.35	Form of Nonqualified Stock Option Agreement for Non-employee Directors

**10.36	Senior Management Agreement, dated June 3, 2002 among TSI Telecommunication Holdings, LLC, TSI Telecommunication Services Inc. and Charles A. Drexler.

**12.1	Computation of ratio of earnings to fixed charges.

**21.1	Subsidiaries of TSI Telecommunication Holdings, LLC.

*23.1	Consent of Ernst & Young LLP, independent certified public accountants.

*23.2	Consent of Kirkland & Ellis (included in Exhibit 5.1).

**24.1	Power of Attorney (included in Part II of this Registration Statement).

*24.2	Power of Attorney for Daryl King.

25.1	Statement of Eligibility of Trustee on Form T-1 under the Trust Indenture Act of 1939 of The Bank of New York.(1)

(1)	Incorporated by reference to the Registrants’ Registration Statement on Form S-4 (Registration No. 333-88168).
*	Filed herewith.
**	Previously filed.
(b)	The following financial statement schedules are included in this Registration Statement:

Report of Independent Certified Public Accountants on Financial Statement Schedule

Schedule II—Valuation and Qualifying Accounts

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TSI Telecommunication Services Inc.

We have audited the consolidated financial statements of TSI Telecommunication Services Inc. as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, and have issued our report thereon dated January 29, 2002, except for Note 14 as to which the date is February 14, 2002 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    ERNST & YOUNG LLP

Tampa, Florida
January 29, 2002, except for Note 14
    as to which the date is February 14, 2002

Schedule II—Valuation and Qualifying Accounts
TSI Telecommunication Services Inc.
(predecessor to TSI Telecommunication Holdings, LLC)

Column A	Column B	Column C	Column D		Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions (Describe)		Balance at end of Period
Allowance for doubtful accounts:
Year ended December 31, 1999	$1,226	$200	$0		$1,426
Year ended December 31, 2000	$1,426	$2,207	$(72	)(1)	$3,561
Year ended December 31, 2001	$3,561	$2,207	$(2,203	)(1)	$3,565

(1)	Write-offs of uncollectible accounts

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions described under Item 14 or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrants hereby undertake:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(A)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(B)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(C)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)  That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offer.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, TSI Telecommunication Holdings, LLC has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, on the 30th day of September, 2002.

TSI TELECOMMUNICATION HOLDINGS, LLC

By:	/S/ RAYMOND L. LAWLESS
Raymond L. Lawless Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Capacity	Dates

* G. Edward Evans	Chief Executive Officer, President and Manager (Principal Executive Officer)	September 30, 2002

/S/ RAYMOND L. LAWLESS Raymond L. Lawless	Chief Financial Officer and Secretary (Principal Accounting Officer)	September 30, 2002

* David A. Donnini	Manager	September 30, 2002

* Collin E. Roche	Manager	September 30, 2002

*
The undersigned, by signing his or her name hereto, does execute this Amendment No. 1 to Registration Statement on Form S-1 on behalf of the above-named officers and/or directors of the registrant pursuant to the Power of Attorney executed by such officers and/or directors on the signature pages to the Registration Statement previously filed on September 6, 2002.

By:	/S/ RAYMOND L. LAWLESS
Raymond L. Lawless Attorney-In-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, TSI Telecommunication Services Inc. has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, on the 30th day of September, 2002.

TSI TELECOMMUNICATION SERVICES INC.

By:	/S/ RAYMOND L. LAWLESS
Raymond L. Lawless Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Capacity	Dates
* G. Edward Evans	Chief Executive Officer and President (Principal Executive Officer)	September 30, 2002

/S/ RAYMOND L. LAWLESS Raymond L. Lawless	Chief Financial Officer (Principal Accounting Officer)	September 30, 2002

* David A. Donnini	Director	September 30, 2002

* Collin E. Roche	Director	September 30, 2002

* Odie C. Donald	Director	September 30, 2002

*
The undersigned, by signing his or her name hereto, does execute this Amendment No. 1 to Registration Statement on Form S-1 on behalf of the above-named officers and/or directors of the registrant pursuant to the Power of Attorney executed by such officers and/or directors on the signature pages to the Registration Statement previously filed on September 6, 2002.

By:	/S/ RAYMOND L. LAWLESS
Raymond L. Lawless Attorney-In-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, TSI Telecommunication Holdings, Inc. has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, on the 30th day of September, 2002.

TSI TELECOMMUNICATION HOLDINGS, INC.

By:	/S/ RAYMOND L. LAWLESS
Raymond L. Lawless Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Capacity	Dates
* G. Edward Evans	Chief Executive Officer, President and Director (Principal Executive Officer)	September 30, 2002

/S/ RAYMOND L. LAWLESS Raymond L. Lawless	Chief Financial Officer and Secretary (Principal Accounting Officer)	September 30, 2002

* David A. Donnini	Director	September 30, 2002

* Collin E. Roche	Director	September 30, 2002

* Odie C. Donald	Director	September 30, 2002

*
The undersigned, by signing his or her name hereto, does execute this Amendment No. 1 to Registration Statement on Form S-1 on behalf of the above-named officers and/or directors of the registrant pursuant to the Power of Attorney executed by such officers and/or directors on the signature pages to the Registration Statement previously filed on September 6, 2002.

By:	/S/ RAYMOND L. LAWLESS
Raymond L. Lawless Attorney-In-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, TSI Networks Inc. has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, on the 30th day of September, 2002.

TSI NETWORKS INC.

By:	/S/ RAYMOND L. LAWLESS
Raymond L. Lawless Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Capacity	Dates

* G. Edward Evans	Chief Executive Officer and President (Principal Executive Officer)	September 30, 2002

/S/ RAYMOND L. LAWLESS Raymond L. Lawless	Chief Financial Officer and Secretary (Principal Accounting Officer)	September 30, 2002

* David A. Donnini	Director	September 30, 2002

* Collin E. Roche	Director	September 30, 2002

* Odie C. Donald	Director	September 30, 2002

*
The undersigned, by signing his or her name hereto, does execute this Amendment No. 1 to Registration Statement on Form S-1 on behalf of the above-named officers and/or directors of the registrant pursuant to the Power of Attorney executed by such officers and/or directors on the signature pages to the Registration Statement previously filed on September 6, 2002.

By:	/S/ RAYMOND L. LAWLESS
Raymond L. Lawless Attorney-In-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, TSI Finance Inc. has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, on the 30th day of September, 2002.

TSI FINANCE INC.

By:	/S/ RAYMOND L. LAWLESS
Raymond L. Lawless Chief Financial Officer and Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Capacity	Dates
* G. Edward Evans	Chief Executive Officer and President (Principal Executive Officer)	September 30, 2002

/S/ RAYMOND L. LAWLESS Raymond L. Lawless	Chief Financial Officer, Vice President and Director (Principal Accounting Officer)	September 30, 2002

* Collin E. Roche	Director	September 30, 2002

/S/ DARYL J. KING Daryl J. King	Director	September 30, 2002

*
The undersigned, by signing his or her name hereto, does execute this Amendment No. 1 to Registration Statement on Form S-1 on behalf of the above-named officers and/or directors of the registrant pursuant to the Power of Attorney executed by such officers and/or directors on the signature pages to the Registration Statement previously filed on September 6, 2002.

By:	/S/ RAYMOND L. LAWLESS
Raymond L. Lawless Attorney-In-Fact